Filed pursuant to Rule 424(b)(3)

Registration No. 333-111134

333-111134-01

PROSPECTUS

Equistar Chemicals, LP

Equistar Funding Corporation

$250,000,000

Offer to Exchange

Registered

10 5/8% Senior Notes due 2011

for

All Outstanding Unregistered

10 5/8% Senior Notes due 2011

The new notes:

•      will be freely tradeable;

•      are otherwise substantially identical to the outstanding notes issued on November 21, 2003;

•      will accrue interest at the same rate per annum as the outstanding notes, payable semiannually in arrears on each May 1 and November 1, beginning May 1, 2004;

•      will be unsecured and will rank equally with outstanding notes that are not exchanged and all other unsecured and unsubordinated indebtedness but will effectively be junior to all our secured indebtedness to the extent of the value of the assets securing that indebtedness; and

•      will not be listed on any securities exchange or on any automated dealer quotation system, but may be sold in the over-the-counter market, in negotiated transactions or through a combination of those methods.

The exchange offer:

•      expires at 5:00 p.m., New York City time,
on February 19, 2004, unless extended; and

•      is not conditioned on any minimum aggregate principal amount of notes being tendered.

In addition, you should note that:

•      all outstanding unregistered notes issued on November 21, 2003 that are validly tendered and not validly withdrawn will be exchanged for an equal principal amount of new notes that are registered under the Securities Act of 1933;

•      after the outstanding notes have been exchanged for new notes, the registered new notes are expected to trade under the same CUSIP number as the $450 million principal amount of registered 10 5/8% senior notes due 2011 that we issued on December 23, 2003;

•      tenders of outstanding notes may be withdrawn any time before the expiration of the exchange offer;

•      the exchange of new notes for outstanding notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes; and

•      the exchange offer is subject to customary conditions, which we may waive in our sole discretion.

Please consider carefully the risk factors beginning on page 14 of this prospectus before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the new notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 21, 2004.

This prospectus is part of a registration statement we filed with the SEC.

•	You should rely only on the information or representations provided in this prospectus.

•	We have not authorized any person to provide information in this prospectus other than that provided in this prospectus.

•	We have not authorized anyone to provide you with different information.

•	We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

•	You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

In this prospectus, except as the context otherwise requires:

•	“Equistar,” “we,” “us,” “our” and “ours” refer to Equistar Chemicals, LP and its subsidiaries, including Equistar Funding;

•	“Equistar Funding” refers to Equistar Funding Corporation, a wholly owned subsidiary of Equistar that was formed solely to act as co-obligor for debt securities issued by Equistar;

•	“issuers” refers to Equistar and Equistar Funding, who will jointly issue the new notes and jointly issued the outstanding notes;

•	“notes” refers to both the new notes and the outstanding notes;

•	“outstanding notes” refers to the unregistered 10 5/8% senior notes due 2011 we issued on November 21, 2003; and

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•	“pro forma” means that the information has been adjusted to give effect to the use of the proceeds from the sale of the outstanding notes as described under “Use of Proceeds.”

This prospectus incorporates important business and financial information about us from documents that are not included in or delivered with this prospectus. This information is available to holders of the notes without charge upon written or oral request. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address and telephone number:

Equistar Chemicals, LP

1221 McKinney, Suite 700

Houston, Texas 77010

Attn: Investor Relations

(713) 652-4590

To obtain timely delivery of any of our filings, agreements or other documents, you must make your request to us no later than February 14, 2004. The exchange offer will expire at 5:00 p.m., New York City time, on February 19, 2004. The exchange offer can be extended by us in our sole discretion, but we currently do not intend to extend the expiration date. See the caption “The Exchange Offer” for more detailed information.

MARKET, RANKING AND INDUSTRY DATA

The data included or incorporated by reference in this prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, are based on independent industry publications, reports from government agencies or other published industry sources and our estimates. Our estimates are based on information obtained from our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate and our management’s knowledge and experience. We believe these estimates to be accurate as of the date of the document in which the estimates were made or as of the date specified in such document. However, this information may prove to be inaccurate because of the methods by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size.

NON-GAAP FINANCIAL MEASURES

The body of generally accepted accounting principles is commonly referred to as “GAAP.” For this purpose, a non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position, or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measures. From time to time we disclose so-called non-GAAP financial measures, primarily EBITDA, or earnings before interest, taxes and depreciation and amortization of long-lived assets. The non-GAAP financial measures described herein are not a substitute for the GAAP measures of earnings, for which management has responsibility.

EBITDA is a key measure used by the banking and high-yield investing communities in their evaluation of economic performance. Accordingly, management believes that disclosure of EBITDA provides useful information to investors because it is frequently cited by financial analysts in evaluating companies’ performance and it is a key measure in the calculation of financial covenants contained in our credit facility and the indentures governing our senior debt. Management believes that inclusion of EBITDA in certain disclosures is useful because it increases the visibility of this component of the covenant analysis to an investor. Additionally,

ii

multiples of EBITDA are one measure of the indicated fair value of certain long-lived assets. For example, we used the multiples-of-EBITDA approach in evaluating our goodwill for impairment.

We also periodically report adjusted net income (loss) or adjusted EBITDA, excluding specified items that are unusual in nature or not comparable from period to period and that are included in GAAP measures of earnings. Management believes that excluding these items generally helps investors to compare operating performance between two periods. Such adjusted data is not reported without an explanation of the items that are excluded.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus or incorporated by reference into this prospectus to help you understand the terms of this exchange offer and the new notes. It likely does not contain all of the information that is important to you or that you should consider. To understand all of the terms of this exchange offer and the new notes and to obtain a more complete understanding of our business and financial situation, we encourage you to carefully read this entire prospectus, including “Risk Factors,” the consolidated financial statements included with this prospectus and the information we have incorporated by reference herein.

About Equistar

We are one of the largest chemical producers in the world, with total 2002 revenues of $5.5 billion and assets of $4.9 billion as of September 30, 2003. We are North America’s second largest producer of ethylene, the world’s most widely used petrochemical. We are also the third largest producer of polyethylene in North America. The chemicals we produce are fundamental to many diverse segments of the economy, including consumer products, housing and automotive components and other durable and nondurable goods.

We produce a variety of petrochemicals at eleven facilities located in five states, including:

•	Olefins—We produce ethylene, propylene and butadiene, which together account for a majority of our petrochemicals business. Ethylene, our most significant product, is the key building block for polyethylene and most of our oxygenated products. Propylene is used to make polypropylene and propylene oxide. The chemicals made from olefins are used to create a variety of products, including food packaging, antifreeze, carpet facing and backing, urethane foam seating and rubber for tires and hoses.

•	Oxygenated products—We produce ethylene oxide and its derivatives, ethylene glycol, ethanol and methyl tertiary butyl ether, commonly referred to as MTBE. These chemicals are used to produce paint, detergents, polyester fibers and film, antifreeze, gasoline additives and other products.

•	Aromatics—We produce benzene and toluene. Our aromatics products are used to make plastics, rubber and nylon carpet fiber and as additives to enhance octane value in gasoline.

•	Specialty products—We manufacture a number of specialty chemicals that are used as key inputs in inks, adhesives, polyester resins, rubber and other products.

Through facilities located at nine plants in four states, our polymers segment manufactures a wide variety of polymers, including:

•	Polyethylene—We manufacture high density polyethylene, low density polyethylene and linear low density polyethylene. Polyethylene is used in packaging film, trash bags and lightweight high-strength plastic bottles for milk, juices, shampoos and detergents.

•	Polypropylene—We manufacture polypropylene, which is used in plastic bottle caps and other closures, rigid packaging, automotive components and carpet facing.

•	Performance polymers—The majority of our performance polymers are sold for use as compounds for wire and cable insulation, bulk molding, hot-melt adhesives and carpet backing. We believe that, over a business cycle, average selling prices and profit margins for performance polymers tend to be higher than average selling prices and profit margins for higher volume commodity polyethylenes.

Equistar is a joint venture limited partnership owned by Lyondell Chemical Company and Millennium Chemicals Inc. Since August 2002, when Lyondell acquired Occidental Petroleum Corporation’s 29.5% partnership interest in Equistar, we have been owned 70.5% by Lyondell and 29.5% by Millennium. See “Ownership.” Under the terms of our partnership agreement, Lyondell manages our business, although significant decisions regarding acquisitions, indebtedness and other matters require the consent of representatives of each owner.

Competitive Strengths

Leading Positions in All of Our Key Products

We enjoy leading positions in our three key products: ethylene, propylene and polyethylene. Our product portfolio consists of chemicals used in a wide variety of commercial and industrial end markets, including packaging, paints, coatings, adhesives, cosmetics, automotive components, plastic bottles and caps and wire and cable insulation. The following table shows our leading positions for our key products:

	North American Capacity
Product	Position	Share
Ethylene	#2	15%
Propylene	#2	13%
Polyethylene	#3	13%

Large, Integrated Manufacturing Facilities

Our plants have an annual rated capacity, as of January 1, 2003, of approximately 11.6 billion pounds of ethylene and 5.7 billion pounds of polyethylene. Our petrochemicals segment is highly integrated with our polymers segment and with several manufacturing facilities of our owners and their affiliates, to whom we sell a significant amount of our production. For example, for the year ended December 31, 2002, approximately 93% of our ethylene production, based on sales dollars, was consumed by our polymers and oxygenated chemicals businesses or sold to our owners and their affiliates (including Occidental) at market-related prices.

The significant size, integration and geographic locations of our operations allow system-wide optimization while providing our customers with reliable and efficient product supply. As of December 31, 2002, we operated a 1,430 mile petrochemical pipeline system on the U.S. Gulf Coast; we had approximately 16 million barrels of storage capacity; and we owned or leased approximately 8,900 railcars. The combination of our pipeline system, storage capacity and railcar fleet enables us to efficiently transfer both raw materials and finished products. We also have two plants located in close proximity to U.S. Midwest customers, providing a freight cost advantage on sales to these customers relative to other U.S. Gulf Coast producers.

Low Cost Position

We continuously strive to lower overall costs through:

•

Raw Material Flexibility—We operate olefins plants that have the flexibility to consume a wide range of raw materials in comparison to many olefins plants that have limited raw material flexibility. During periods of volatile energy and raw material prices, this flexibility can be especially valuable, as cost differences between the prices of raw materials can vary widely. The primary raw materials used in the production of olefins (crude-oil based liquid raw materials and natural gas liquids (“NGLs”)) are the largest component of total cost for the petrochemicals business. Crude-oil based liquids have had a historical cost advantage over NGLs. For example, facilities using crude-oil based liquids historically generated approximately four cents additional variable margin on average per pound of ethylene produced compared to using ethane (an NGL). This margin advantage is based on an average of historical data over a period of years and is subject to fluctuations, which can be significant. During the second half of 2001 and in 2002, the advantage was significantly less than the historical average. For the first nine months of 2003, the average margin advantage has been higher than historical levels. We have the capability to realize this margin advantage due to our ability to process crude-oil based liquids at our Channelview, Corpus Christi and Chocolate Bayou, Texas facilities. Our Channelview facility is particularly flexible because it can process 100% crude-oil based liquids or up to 80% NGLs. Our Corpus Christi plant can process up to 70% crude-oil based liquids or up to 70% NGLs. Our Chocolate Bayou facility processes 100% crude-oil based liquids. In addition, our LaPorte facility can process natural gasoline and NGLs, including heavier NGLs such as butane.

•	Production Optimization—We are able to optimize operating rates at our manufacturing facilities to respond to changing industry conditions. We seek to maximize operating rates at each of our facilities and may idle less efficient manufacturing capacity and shift production to more efficient facilities in order to maximize cash flow during weak industry conditions.

•	Low Overhead Costs—Since our formation, we have been able to eliminate significant overhead costs by sharing services with Lyondell. Our selling, general and administrative expenses have declined 32% from $259 million in 1999 to an annualized rate of $175 million in 2003 based on the first nine months of 2003.

Experienced Management Team

We are managed by an experienced team of executive officers that benefit from the collective best practices and experiences of our owners. Lyondell manages the daily operation of our business, while significant decisions are subject to the approval of representatives of each owner. Our senior management team, led by Dan F. Smith, chief executive officer of Equistar and president and chief executive officer of Lyondell, consists of five individuals with an average of more than 25 years of experience in the chemical industry. Our partnership governance committee consists of six individuals, three from Lyondell and three from Millennium.

About Equistar Funding

Equistar Funding is a wholly owned subsidiary of Equistar. It is a Delaware corporation formed for the sole purpose of facilitating the financing activities of Equistar. Other than financing activities as a co-issuer of Equistar indebtedness, Equistar Funding has no material assets or operations. Equistar Funding is a co-issuer with Equistar of the outstanding notes and the new notes.

Recent Developments

In December 2003, we implemented (1) a new $450 million, four-year accounts receivable sales facility that replaced our previous $100 million accounts receivable sales agreement and (2) a new $250 million, four-year inventory-based revolving credit facility that replaced our previous $354 million revolving credit facility. As of September 30, 2003, the aggregate amount of funds available under these facilities would have been approximately $540 million. For additional information about the proposed new facilities, see “Description of Other Indebtedness.”

On November 13, 2003, Moody’s Investors Service (“Moody’s”) lowered our senior unsecured debt rating from B1 to B2, citing, among other things, the extended industry trough and concerns regarding capacity utilization rates over the next several years and the strength of the next industry peak. As a result of the completion of the financings described in this prospectus, on January 6, 2004, Moody’s confirmed our B2 senior unsecured debt rating and revised our outlook to stable. In doing so, Moody’s cited the significant improvement in liquidity provided by these financings due to the absence of financial covenants and ratings triggers and the extended maturity. Standard & Poor’s rating service of The McGraw-Hill Companies (“Standard & Poor’s”) currently rates our senior unsecured debt as BB-.

As a result of the November 2003 downgrade by Moody’s, the counterparty to our $98 million railcar lease was permitted to terminate the lease. However, in December 2003, we replaced $80 million of the railcar lease with new railcar leases, which are operating leases, and purchased the remaining railcars. While we can give no assurances, we expect to sell substantially all of the purchased cars and enter into a new railcar operating lease in early 2004.

Summary of the Exchange Offer

On November 21, 2003, we completed a private offering of the 10 5/8% senior notes due 2011, which we generally refer to as the outstanding notes in this prospectus. We are now offering to issue registered and fully tradeable notes, which we generally refer to as the new notes in this prospectus, with substantially identical terms as your outstanding notes in exchange for properly tendered outstanding notes. After the outstanding notes have been exchanged for new notes, the registered new notes are expected to trade under the same CUSIP number as the $450 million principal amount of registered 10 5/8% senior notes due 2011 that we issued on December 23, 2003.

This prospectus and the accompanying documents contain detailed information about us, the new notes and the exchange offer. You should read the discussion under the heading “The Exchange Offer” for further information regarding the exchange offer and resales of the new notes. You should also read the discussion under the headings “—Summary of Terms of the New Notes” and “Description of New Notes” for further information regarding the new notes.

The Exchange Offer	We are offering to issue to you new registered 10 5/8% senior notes due 2011 in exchange for your outstanding 10 5/8% senior notes due 2011.

Expiration Date	Unless sooner terminated, the exchange offer will expire at 5:00 p.m., New York City time, on February 19, 2004, or at a later date and time to which we extend it. We do not currently intend to extend the expiration date.

Conditions to the Exchange Offer

We will not be required to accept outstanding notes for exchange if the exchange offer would violate applicable law or if any legal action has been instituted or threatened that would impair our ability to proceed with the exchange offer. The exchange offer is not conditioned on any minimum aggregate principal amount of outstanding notes being tendered. Please read the section “The Exchange Offer—Conditions to the Exchange Offer” for more information regarding the conditions to the exchange offer.

Procedures for Tendering Outstanding Notes

If you wish to participate in the exchange offer, you must complete, sign and date the letter of transmittal and mail or deliver the letter of transmittal, together with your outstanding notes, to the exchange agent. If your outstanding notes are held through The Depository Trust Company, or DTC, you may effect delivery of the outstanding notes by book-entry transfer.

In the alternative, if your outstanding notes are held through DTC and you wish to participate in the exchange offer, you may do so through the automated tender offer program of DTC. If you tender under this program, you will agree to be bound by the letter of transmittal that we are providing with this prospectus as though you had signed the letter of transmittal.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us, among other things, that:

• you are not our “affiliate,” as defined in Rule 405 of the Securities Act or a broker-dealer tendering outstanding notes acquired directly from us for your own account;

•      if you are not a broker-dealer or are a broker-dealer but will not receive new notes for your own account, you are not engaged in and do not intend to participate in the distribution of the new notes;

• you have no arrangement or understanding with any person to participate in the distribution of the new notes or the outstanding notes within the meaning of the Securities Act;

• any new notes you receive will be acquired in the ordinary course of your business; and

•      if you are a broker-dealer that will receive new notes for your own account in exchange for outstanding notes, those outstanding notes were acquired as a result of market-making activities or other trading activities, and you will deliver a prospectus, as required by law, in connection with any resale of those new notes.

Please see “The Exchange Offer—Purpose and Effect of the Exchange Offer” and “The Exchange Offer—Your Representations to Us.”

Withdrawal Rights	You may withdraw outstanding notes that have been tendered at any time prior to the expiration date by sending a written or facsimile withdrawal notice to the exchange agent.

Procedures for Beneficial Owners	Only a registered holder of the outstanding notes may tender in the exchange offer. If you beneficially own outstanding notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes in the exchange offer, you should promptly contact the registered holder and instruct it to tender the outstanding notes on your behalf.

If you wish to tender your outstanding notes on your own behalf, you must either arrange to have your outstanding notes registered in your name or obtain a properly completed bond power from the registered holder before completing and executing the letter of transmittal and delivering your outstanding notes. The transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and cannot comply before the expiration date with the requirement to deliver the letter of transmittal and notes or use the applicable procedures under the automated tender offer program of DTC, you must tender your outstanding notes according to the guaranteed delivery procedures described in “The Exchange Offer—Guaranteed Delivery Procedures.” If you tender using the guaranteed delivery procedures, the exchange agent must receive the properly completed and executed letter of transmittal or facsimile thereof, together with your outstanding notes or a book-entry confirmation and any other documents required by the letter of transmittal, within three business days after the expiration date.

Consequences of Failure to Exchange

If you do not exchange your outstanding notes in the exchange offer, you will no longer be entitled to registration rights. You will not be able to offer or sell the outstanding notes unless they are later registered, sold pursuant to an exemption from registration or sold in a transaction not subject to the Securities Act or applicable state securities laws. Other than in connection with the exchange offer or as specified in the registration rights agreement, we are not obligated to, nor do we currently anticipate that we will, register the outstanding notes under the Securities Act. See “The Exchange Offer—Consequences of Failure to Exchange.”

United States Federal Income Tax Considerations

The exchange of new notes for outstanding notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. Please read “Material United States Federal Income Tax Consequences.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of new notes.

Plan of Distribution	All broker-dealers who receive new notes in the exchange offer have a prospectus delivery obligation.

Based on SEC no-action letters, broker-dealers who acquired the outstanding notes as a result of market-making or other trading activities may use this exchange offer prospectus, as supplemented or amended, in connection with resales of the new notes. We have agreed to make this prospectus available to any broker-dealer delivering a prospectus as required by law in connection with resales of the new notes for up to 180 days after the closing of the exchange offer.

Broker-dealers who acquired the outstanding notes from us may not rely on SEC staff interpretations in no-action letters. Broker-dealers who acquired the outstanding notes from us must comply with the registration and prospectus delivery requirements of the Securities Act, including being named as selling noteholders, in order to resell the outstanding notes or the new notes.

The Exchange Agent

We have appointed The Bank of New York as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

For Delivery by Mail, Overnight Delivery Only or by Hand:

The Bank of New York

101 Barclay Street

Floor 7 East

New York, NY 10286

Attn: Bernard Arsenec

By Facsimile Transmission (for eligible institutions only):

(212) 298-1915

Attn: Bernard Arsenec

To Confirm Receipt: (212) 815-5098

Summary of Terms of the New Notes

The new notes will be freely tradeable and otherwise substantially identical to the outstanding notes. The new notes will not have registration rights. The new notes will evidence the same debt as the outstanding notes, and the outstanding notes and the new notes will be governed by the same indenture.

Issuers	The new notes will be joint and several obligations of Equistar Chemicals, LP and Equistar Funding Corporation. None of Lyondell, Millennium, nor any of their subsidiaries or affiliates, other than Equistar and Equistar Funding, will be obligated to pay the new notes.

Securities Offered	$250 million principal amount of registered 10 5/8% senior notes due 2011. The new notes are being issued as additional 10 5/8% senior notes due 2011 under an indenture dated as of April 22, 2003. At the time your outstanding notes were issued, there were $450 million of 10 5/8% senior notes due 2011 already outstanding under that indenture. The new notes constitute “additional notes” under the indenture and will vote together with the existing notes as a single class. On December 23, 2003, we closed an offer to exchange new registered 10 5/8% senior notes due 2011 for outstanding unregistered 10 5/8% senior notes due 2011 that we issued on April 22, 2003. We issued $450 million of registered 10 5/8% senior notes in that exchange offer. The new notes are expected to trade under the same CUSIP number as the $450 million principal amount of 10 5/8% senior notes due 2011 that we issued on December 23, 2003.

Maturity Date	May 1, 2011.

Interest Payment Dates	Interest will be payable in cash on May 1 and November 1 of each year, beginning May 1, 2004.

Optional Redemption	We may redeem some or all of the new notes at any time prior to May 1, 2007 at a redemption price equal to 100% of the principal amount of the new notes, plus accrued interest and liquidated damages, if any, and a “make-whole” amount. On or after May 1, 2007, we may redeem the notes at the redemption prices described under “Description of New Notes—Optional Redemption.”

Change of Control

Upon the occurrence of a change of control event, as defined in “Description of New Notes,” you may require that we repurchase the notes at 101% of the principal amount of the notes on the date of repurchase plus accrued interest and liquidated damages, if any. See “Risk Factors—Risks Relating to Our Indebtedness and the New Notes—We may be unable to repurchase the new notes upon a change of control.”

Transfers of interests in us among our owners (including, for this purpose, Occidental), as further described under “Description of New Notes,” will not constitute a change of control and, accordingly, you will not be able to require us to repurchase the new notes upon this type of transfer.

Ranking	The new notes will rank equally to our other unsecured and unsubordinated indebtedness, but will effectively be junior to all our secured indebtedness to the extent of the value of the assets securing that indebtedness. As of September 30, 2003, after giving effect to the issuance of the outstanding notes and the application of proceeds therefrom, (1) the notes would have ranked equally to $2.1 billion of our existing unsecured, unsubordinated indebtedness and (2) we would have had no secured debt outstanding. Any future borrowings under our revolving credit facility will be secured. See “Description of Other Indebtedness.”

Subsidiary Guarantees	Any subsidiary of Equistar that guarantees indebtedness of Equistar or any of its subsidiaries will, subject to specified exceptions, be required to guarantee the new notes. The new notes will not initially be guaranteed by any of our subsidiaries and will therefore effectively rank junior to all liabilities of our subsidiaries, including trade payables. As of September 30, 2003, our subsidiaries, other than Equistar Funding, had approximately $152 million of outstanding total liabilities, excluding intercompany liabilities, that are effectively senior to the new notes.

Covenants	The indenture governing the new notes limits our ability and the ability of our subsidiaries to:

• incur additional indebtedness;

• create liens;

• engage in sale and lease-back transactions;

• purchase or redeem capital stock;

• make investments or other specified restricted payments;

• sell assets;

• issue or sell stock of restricted subsidiaries;

• enter into transactions with equity holders or affiliates; or

• effect a consolidation or merger.

These limitations are subject to a number of important qualifications and exceptions. Some of these covenants will no longer apply if the notes are rated “BBB-” or higher by Standard & Poor’s and “Baa3” or higher by Moody’s.

Under our partnership agreement, we are required to distribute all of our surplus cash in excess of our estimated cash needs to our owners, and the indenture does not limit our ability to make distributions to our owners. However, we are required to pay additional interest on the new notes if we make a distribution to our owners and cannot satisfy certain financial tests. The additional interest will be payable in kind in the form of additional notes.

Form of New Notes	The new notes will be represented by one or more permanent global securities deposited with DTC. You will not receive certificates for your new notes unless one of the events described under the heading “Description of New Notes—Book-Entry, Delivery and Form” occurs. Instead, beneficial ownership interests in the new notes will be shown on, and transfers of beneficial ownership will be effected only through, book-entry records maintained by DTC.

Risk Factors

Please read and carefully consider the “Risk Factors” beginning on page 14 before participating in the exchange offer.

Principal Executive Offices

Our principal executive offices are located at 1221 McKinney Street, Suite 700, Houston, Texas 77010 and our telephone number at that address is (713) 652-7200.

Summary Historical Consolidated Financial and Operating Data

The following table presents summary historical consolidated financial and operating data. The historical consolidated financial data has been derived from our audited consolidated financial statements for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and from our unaudited financial statements for the nine months ended September 30, 2002 and 2003. The financial data presented below is condensed and may not contain all of the information that you should consider. You should read this selected financial data in conjunction with the consolidated financial statements, including the related notes, and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	For the years ended December 31,					For the nine months ended September 30,
	1998(a)	1999	2000	2001	2002	2002	2003
	(dollars in millions)
Income statement data:
Sales and other operating revenues	$4,524	$5,594	$7,495	$5,909	$5,537	$4,106	$4,880
Cost of sales	3,928	5,002	6,908	5,755	5,388	3,938	4,754
Selling, general and administrative expenses	229	259	182	181	155	122	131
Operating income (loss)	282	162	334	(99)	(44)	18	(60)
Interest expense	(156)	(182)	(185)	(192)	(205)	(154)	(159)
Other income (expense), net (b)	—	46	—	5	2	3	(22)
Net income (loss) (c)	143	32	153	(283)	(1,299)	(1,185)	(235)
Other operating data:
Depreciation and amortization (d)	268	300	308	319	298	221	230
Capital expenditures	200	157	131	110	118	43	62
Ratio of earnings to fixed charges (e)	1.7x	1.1x	1.7x	—	—	—	—
Balance sheet data (at end of period):
Cash and cash equivalents	$66	$108	$18	$202	$27	$22	$128
Total assets	6,700	6,776	6,614	6,338	5,052	5,173	4,945
Total debt	2,220	2,261	2,248	2,337	2,228	2,320	2,254
Total partners’ capital	3,885	3,662	3,540	3,237	1,921	2,052	1,686
Sales volumes (in millions):
Selected petrochemical products:
Olefins (pounds)	16,716	18,574	18,490	16,236	16,851	12,789	11,620
Aromatics (gallons)	271	367	397	366	369	282	288
Polymer products (pounds)	6,488	6,388	6,281	5,862	6,098	3,945	4,628

(a)	The financial operating data for 1998 includes the operating results of the business contributed to us by Occidental prospectively from May 15, 1998, the date of contribution. The business contributed to us by Occidental was accounted for using the purchase method of accounting.

(b)	Other income (expense), net in 1999 and 2001 primarily consists of gains on asset sales, including the sale of our concentrates and compounds business in April 1999. Other income (expense), net in 2001 also includes a $3 million charge due to early extinguishment of debt. The charge was previously classified as an extraordinary item and was reclassified as a result of the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Other income (expense), net for the nine months ended September 30, 2003 primarily consists of charges related to early extinguishment of debt.

(c)	The net loss for the year ended December 31, 2002 and the nine months ended September 30, 2002 includes a $1,053 million charge related to goodwill impairment.

(d)	Effective January 1, 2002, we implemented SFAS No. 142, Goodwill and Other Intangible Assets. Upon implementation of SFAS No. 142, we reviewed goodwill for impairment and concluded that the entire balance of goodwill was impaired, resulting in a $1,053 million charge that was reported as the cumulative effect of an accounting change as of January 1, 2002. The conclusion was based on a comparison to our indicated fair value, using multiples of EBITDA (earnings before interest, taxes, depreciation and amortization) for comparable companies as an indicator of fair value. As a result of implementing SFAS No. 142, earnings in 2002 and subsequent years will be favorably affected by approximately $33 million annually because of the elimination of goodwill amortization. The following table presents our income (loss) before cumulative effect of accounting change and net loss for all periods presented as adjusted to eliminate goodwill amortization.

	For the years ended December 31,					For the nine months ended September 30,
	1998	1999	2000	2001	2002	2002	2003
	(dollars in millions)
Reported income (loss) before cumulative effect of accounting change	$143	$32	$153	$(283)	$(246)	$(132)	$(235)
Add back: Goodwill amortization	31	33	33	33	—	—	—

Adjusted income (loss) before cumulative effect of accounting change	$174	$65	$186	$(250)	$(246)	$(132)	$(235)

Reported net income (loss)	$143	$32	$153	$(283)	$(1,299)	$(132)	$(235)
Add back: Goodwill amortization	31	33	33	33	—	—	—

Adjusted net income (loss)	$174	$65	$186	$(250)	$(1,299)	$(132)	$(235)

(e)	The ratio of earnings to fixed charges is computed by dividing earnings available for fixed charges by fixed charges. Earnings available for fixed charges consist of earnings before income taxes and cumulative effect of accounting change plus fixed charges, less capitalized interest. Fixed charges consist of interest, whether expensed or capitalized, and the portion of operating lease rental expense that represents the interest factor. Earnings were insufficient to cover fixed charges by $283 million in the year ended December 31, 2001, $246 million in the year ended December 31, 2002, $132 million for the nine months ended September 30, 2002 and $235 million for the nine months ended September 30, 2003.

RISK FACTORS

There are many risks that may affect your investment in the new notes. Some of these risks, but not all of them, are listed below. You should carefully consider these risks as well as the other information included or incorporated by reference in this prospectus before exchanging your outstanding notes.

Risks Relating to the Exchange Offer

If you fail to exchange your outstanding notes, the existing transfer restrictions will remain in effect and the market value of your outstanding notes may be adversely affected because they may be more difficult to sell.

If you do not exchange your outstanding notes for new notes under the exchange offer, then you will continue to be subject to the existing transfer restrictions on the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except in connection with this exchange offer or as required by the registration rights agreement, we do not intend to register resales of the outstanding notes.

The tender of outstanding notes under the exchange offer will reduce the principal amount of the notes outstanding. This may have an adverse effect upon, and increase the volatility of, the market price of any outstanding notes that you continue to hold following completion of the exchange offer due to a reduction in liquidity.

Risks Relating to Our Indebtedness and the New Notes

The risks described in this “Risks Relating to Our Indebtedness and the New Notes” that apply to the new notes also apply to any outstanding notes not tendered for new notes in the exchange offer.

Our balance sheet is highly leveraged, which could adversely affect our ability to operate our business.

As of September 30, 2003, after giving effect to the sale of the outstanding notes and the application of the net proceeds as described under “Use of Proceeds,” we would have had outstanding debt, including current maturities, of approximately $2.3 billion. This debt represented approximately 58% of our total capitalization. For the year ended December 31, 2002, we had an operating loss of $44 million, and, for the nine months ended September 30, 2003, we had an operating loss of $60 million. We also have additional contractual commitments described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition for the Years Ended December 31, 2002, 2001 and 2000.” Our level of debt and the limitations imposed on us by our existing or future debt agreements could have significant consequences on our business and future prospects, including the following:

•	we may not be able to obtain necessary financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;

•	our less leveraged competitors could have a competitive advantage because they have greater flexibility to utilize their cash flow to improve their operations;

•	we may be exposed to risks inherent in interest rate fluctuations because some of our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and

•	we could be more vulnerable in the event of continued poor business conditions that would leave us less able to take advantage of significant business opportunities and to react to changes in market or industry conditions.

We will require a significant amount of cash to service our indebtedness, including the new notes, and our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the new notes, will depend on our ability to generate cash in the future. Our ability to fund working capital and planned capital expenditures will also depend on our ability to generate cash in the future. We cannot assure you that:

•	our business will generate sufficient cash flow from operations;

•	future borrowings will be available under our current or future revolving credit facilities in an amount sufficient to enable us to pay our indebtedness on or before maturity; or

•	we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

Factors beyond our control will affect our ability to make these payments and refinancings. These factors include those discussed elsewhere in these risk factors and those listed in the “Forward-Looking Statements” section of this prospectus.

If, in the future, we cannot generate sufficient cash from our operations to meet our debt service obligations, we may need to reduce or delay capital expenditures or curtail research and development efforts. In addition, we may need to refinance our debt, obtain additional financing or sell assets, which we may not be able to do on commercially reasonable terms, if at all. We cannot assure you that our business will generate sufficient cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service obligations.

If we are not able to comply with the restrictive covenants in our debt agreements and accounts receivable sales facility, we may be unable to repay the new notes.

Our credit facility, indentures and accounts receivable sales facility impose restrictions on us. Our credit facility, the indentures governing our senior notes and our accounts receivable sales facility contain covenants that, subject to certain exceptions, restrict lien incurrence, debt incurrence, sales of assets, investments, capital expenditures, certain payments and mergers. See “Description of Other Indebtedness” and “Description of New Notes.” A breach of our covenants would permit the lenders under the credit facility to terminate future lending commitments, would permit the lenders to declare the loans immediately payable and would permit the counterparty to terminate further purchases of accounts receivable under the accounts receivable sales facility. We would thereafter be unable to borrow under the credit facility or sell accounts receivable under the accounts receivable sales facility to meet short term liquidity requirements. Moreover, if we were unable to pay the accelerated amounts, the lenders could proceed against the collateral granted to them to secure the indebtedness under the credit facility. We have pledged substantially all of our personal property, including inventory and accounts receivable, as security under the credit facility. If the lenders accelerated their loans, our outstanding senior notes and the new notes would be in default and we cannot assure you that we would have sufficient assets to repay the notes.

Our partnership agreement requires that we distribute surplus cash to our owners, and the indenture for the new notes will not restrict such distributions to our owners.

Under our partnership agreement, we are required to estimate the future cash needs for our business and to distribute surplus cash to our owners. See “Description of the Partnership Agreement.” Our credit facility and indentures do not contain any restrictions on our ability to make distributions to our owners in accordance with our partnership agreement, except that our credit facility prohibits distributions during any default under the facility. However, the indenture for our 10 1/8% notes and the indenture for the new notes require that we pay additional interest if distributions are made when our fixed charge coverage ratio, as defined in the indentures, is less than 1.75 to 1. Distributions to our owners could materially adversely impact our financial condition and our ability to service debt and satisfy our other cash obligations in the future.

The new notes will be effectively junior to all our secured indebtedness.

The new notes will be effectively junior to all indebtedness under our secured credit facility. In addition, subject to specified limitations, the indenture governing the outstanding notes and the new notes permits us to incur additional secured indebtedness and both the outstanding and the new notes will be effectively junior to any additional secured indebtedness we may incur.

The new notes will be structurally junior to indebtedness of our subsidiaries.

None of our subsidiaries will initially guarantee the new notes. As a result, the new notes are not the debt of our subsidiaries, other than Equistar Funding, and thus indebtedness and other liabilities, including trade payables, of those subsidiaries will effectively be senior to your claims against those subsidiaries. As of September 30, 2003 our subsidiaries, excluding Equistar Funding, had approximately $152 million of outstanding total liabilities, excluding intercompany liabilities, that are effectively senior to the new notes. In addition, the indenture, subject to certain limitations, permits these subsidiaries to incur additional indebtedness and does not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

We may incur additional indebtedness ranking equally with the new notes.

If we incur any additional debt that ranks equally with the new notes, including trade payables, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you.

We may be unable to repurchase the new notes upon a change of control.

Upon the occurrence of specified change of control events, as described in “Description of New Notes,” you may require us to repurchase all of your new notes at 101% of their principal amount, plus accrued interest. The indenture for our 10 1/8% notes contains a similar provision. The credit facility provides that certain change of control events will be a default that will permit the lenders to accelerate the maturity of all borrowings under the credit facility and terminate commitments to lend under the credit facility and will also restrict our ability to repurchase the new notes upon a change of control. Any of our future debt agreements may contain similar provisions. Accordingly, we will not be able to satisfy our obligations to repurchase your new notes unless we are able to refinance or obtain waivers under the credit facility and other indebtedness with similar provisions. In addition, even if we were able to refinance that indebtedness, the refinancing may not be on terms favorable to us. We cannot assure you that we will have the financial resources to repurchase your new notes, particularly if a change of control event triggers a similar repurchase requirement for, or results in the acceleration of, other indebtedness.

None of Equistar’s owners or their affiliates will have any liability for payments of principal or interest on the new notes.

Our ability to make payments on the new notes is solely dependent upon our ability to generate sufficient cash from operations. If we fail to fulfill our obligations under the new notes or the indenture, you will not have the right to recover against any of Equistar’s owners, whether the owner of general partner interests or limited partner interests or otherwise, or against their respective parents or other affiliates.

There is a risk that the new notes are, or will become, subject to the federal income tax contingent payment rules.

The new notes include contingent payment rights, such as the right to receive Additional Dividend Notes (as defined under “Description of New Notes”), that could cause the federal income tax contingent payment rules to apply. If those rules applied, holders generally would not be entitled to treat any gain on the sale of the new notes as capital gain and might be required to accrue interest income with respect to the new notes at a rate in excess of the stated interest rate. However, the contingent payment rules do not apply to a debt instrument as to which, at the issue date, the likelihood that any contingent payments will be made is remote or as to which the timing and amount of every combination of contingent payments that could possibly be made on the debt instrument is known and it is significantly more likely than not that the only payments that will be made are the scheduled payments of principal and stated interest. We believe that the new notes will qualify for at least one of these exceptions, but it is possible that the Internal Revenue Service and the relevant court would disagree. In addition, in the event a contingent payment became payable on the new notes, they might, solely for purposes of determining the amount and timing of future interest or original issue discount income for federal income tax purposes, be treated as reissued at that time. In that event, the new notes would become subject to the contingent payment rules as of that date unless an exception to those rules, such as the exception for remote contingencies described above, was satisfied at that time. In the event the new notes are, or become, subject to the contingent payment rules, they may be subject to different federal income tax reporting requirements than the $450 million of 10 5/8% senior notes issued on December 23, 2003 under the indenture. It is not clear what effect the trading of the new notes and the $450 million of 10 5/8% senior notes issued on December 23, 2003 under the same CUSIP number would have in that event. See “Material United States Federal Income Tax Consequences.”

The portfolio interest exemption from United States income and withholding tax on income and gain of certain non-United States persons may not apply to some contingent interest income with respect to the new notes or gain on the disposition of the new notes.

There is a risk that non-United States holders of new notes will not be eligible for the portfolio interest exemption from United States income and withholding tax on certain income and gain on the new notes. The exemption does not apply to contingent interest or original issue discount on the new notes that is determined by reference to distributions we make on our equity interests. As a result, the portion of any interest or original issue discount on the new notes attributable to a non-United States holder’s right to receive Additional Dividend Notes upon our payment of certain permitted dividends may not be eligible for the exemption. This could include the portion of any accruals of original issue discount under the contingent payment rules (if those rules were to apply) attributable to the right to receive Additional Dividend Notes and any gain on the disposition of the new notes. Since we believe that only the stated interest payments on the outstanding notes currently are required to be accrued for federal income tax purposes, we do not currently intend to treat payments on the new notes as ineligible for the exemption. See “Material United States Federal Income Tax Consequences.”

There is no trading market for the new notes and there may never be one.

The new notes will be new securities for which currently there is no established trading market. For these and other reasons, we cannot assure you that a trading market will develop for the new notes. Even if a market for the new notes does develop, we cannot assure you that there will be liquidity in that market or that the new notes might not trade for less than their original value or face amount. If a liquid market for the new notes does not develop, you may be unable to resell the new notes for a long period of time, if at all. This means you may not be able to readily convert the new notes into cash, and the new notes may not be accepted as collateral for a loan.

Even if a market for the new notes develops, trading prices could be higher or lower than the initial offering prices. The prices of the new notes will depend on many factors, including prevailing interest rates, our operating results and the market for similar securities. Declines in the market prices for debt securities generally may also materially and adversely affect the liquidity of the new notes, independent of our financial performance.

Risks Relating to Our Business

Costs of raw materials and energy may result in increased operating expenses and reduced results of operations.

We purchase large amounts of raw materials and energy for our businesses. The cost of these raw materials and energy, in the aggregate, represents a substantial portion of our operating expenses. The prices of raw materials and energy generally follow price trends of, and vary with market conditions for, crude oil and natural gas, which may be highly volatile and cyclical. For example, during 2002, benchmark crude oil prices trended upward to $29.50 per barrel in December 2002, a 53% increase from the December 2001 low. During 2002, benchmark natural gas prices trended upward, increasing to $4.05 per million BTUs in December 2002, a 123% increase from the October 2001 low. Thus far in 2003, prices have also experienced increases from those 2001 and 2002 levels and volatility. Our results of operations have been and could be in the future significantly affected by increases and volatility in these costs. Price increases increase our working capital needs, and can therefore also adversely affect our liquidity and cash flow.

In addition, higher natural gas prices adversely affect the ability of many domestic chemical producers to compete internationally since U.S. producers are disproportionately reliant on natural gas and NGLs as an energy source and as a raw material. In addition to the impact that this had on our exports, reduced competitiveness of U.S. producers also has increased the availability of chemicals in North America, as U.S. production that would otherwise have been sold overseas was instead offered for sale domestically, resulting in excess supply and lower prices in North America.

We sell commodity products in highly competitive markets and face significant price pressure.

We sell our products in highly competitive markets. Due to the commodity nature of most of our products, competition in these markets is based primarily on price and to a lesser extent on performance, product quality, product deliverability and customer service. As a result, we generally are not able to protect our market position for these products by product differentiation and may not be able to pass on cost increases to our customers. Accordingly, increases in raw material and other costs may not necessarily correlate with changes in prices for these products, either in the direction of the price change or in magnitude. Specifically, timing differences in pricing between raw material prices, which may change daily, and contract product prices, which in many cases are negotiated only monthly or less often, sometimes with an additional lag in effective dates for increases, have had and may continue to have a negative effect on profitability. Significant volatility in raw material costs tends to put pressure on product margins, as sales price increases generally tend to lag behind raw material cost increases. Conversely, when raw material costs decrease, customers tend to demand immediate relief in the form of lower sales prices.

The cyclicality and overcapacity of the petrochemical and polymer industries may cause significant fluctuation in our income and cash flow.

Our historical operating results reflect the cyclical and volatile nature of the supply-demand balance in the petrochemical and polymer industries. These industries historically have experienced alternating periods of inadequate capacity and tight supply, causing prices and profit margins to increase, followed by periods when substantial capacity is added, resulting in oversupply, declining capacity utilization rates and declining prices and profit margins. This cyclical pattern is most visible in the markets for ethylene and polyethylene, resulting in volatile profits and cash flow over the business cycle.

Currently, there is overcapacity in the petrochemical and polymer industries, as a number of our competitors in various segments of the petrochemical and polymer industries have added capacity. There can be no assurance that future growth in product demand will be sufficient to utilize current or additional capacity. Excess industry capacity has depressed, and may continue to depress, our volumes and margins. The global economic and political environment continues to be uncertain, contributing to low industry operating rates, adding to the volatility of raw material and energy costs, and forestalling the industry’s recovery from trough conditions, all of which is placing, and may continue to place, pressure on our results of operations. As a result of excess industry capacity and weak demand for products, as well as rising energy costs and raw material prices, our operating income has declined and may remain volatile.

External factors beyond our control can cause fluctuations in demand for our products and in our prices and margins, which may negatively affect income and cash flow.

External factors beyond our control can cause volatility in the price of raw materials and other operating costs, as well as significant fluctuations in demand for our products, and can magnify the impact of economic cycles on our businesses. Examples of external factors include:

•	general economic conditions, which can be affected by various factors;

•	international events and circumstances;

•	competitor actions; and

•	governmental regulation in the United States and abroad.

We believe that events in the Middle East have had a particular influence in recent months and may continue to do so. In addition, a number of our products are highly dependent on durable goods markets, such as the housing and automotive markets, which are themselves particularly cyclical. If the global economy does not improve, demand for our products and our income and cash flow would continue to be adversely affected. In addition, these risks have and may continue to increase volatility in prices for crude oil and natural gas and could result in increased raw material costs. Further, these risks could cause increased instability in the financial markets and adversely affect our ability to access capital.

We may reduce production at or idle a facility for an extended period of time or exit a business because of high raw material prices, an oversupply of a particular product and/or a lack of demand for that particular product, which makes production uneconomical. Any decision to permanently close facilities or exit a business would result in writing off the remaining book value of the assets involved. These temporary outages sometimes last for several quarters or, in certain cases, longer and cause us to incur costs, including the expenses of maintaining and restarting these facilities. It is possible that factors like increases in raw material costs or lower demand in the future will cause us to further reduce operating rates or idle facilities or exit uncompetitive businesses.

Our operations and assets are subject to extensive environmental, health and safety laws and regulations.

We cannot predict with certainty the extent of our future liabilities and costs under environmental, health and safety laws and regulations and we cannot assure you that they will not be material. In addition, we may face liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances at our facilities or chemicals that we otherwise manufacture, handle or own. Although these types of claims have not historically had a material impact on our operations, a significant increase in the success of these types of claims could materially adversely affect our business, financial condition, operating results or cash flow.

Our production facilities are generally required to have permits and licenses regulating air emissions, discharges to land or water and storage, treatment and disposal of hazardous wastes. Companies such as us that are permitted to treat, store or dispose of hazardous waste and maintain underground storage tanks pursuant to the Resource Conservation and Recovery Act (“RCRA”) also are required to meet certain financial responsibility requirements. We believe that we have all permits and licenses generally necessary to conduct our business or, where necessary, are applying for additional, amended or modified permits and that we meet applicable financial responsibility requirements.

We (together with the industries in which we operate) are subject to extensive national, state and local environmental laws and regulations concerning emissions to the air, discharges onto land or waters and the generation, handling, storage, transportation, treatment and disposal of waste materials. Many of these laws and regulations provide for substantial fines and potential criminal sanctions for violations. Some of these laws and regulations are subject to varying and conflicting interpretations. In addition, we cannot accurately predict future developments, such as increasingly strict environmental laws, and inspection and enforcement policies, as well as higher compliance costs therefrom, which might affect the handling, manufacture, use, emission or disposal of products, other materials or hazardous and non-hazardous waste. Some risk of environmental costs and liabilities is inherent in particular operations and products of ours, as it is with other companies engaged in similar businesses, and there is no assurance that material costs and liabilities will not be incurred. In general, however, with respect to the capital expenditures and risks described above, we do not expect that we will be affected differently from the rest of the chemicals industry where our facilities are located.

Environmental laws may have a significant effect on the nature and scope of cleanup of contamination at current and former operating facilities, the costs of transportation and storage of raw materials and finished products and the costs of the storage and disposal of wastewater. Also, U.S. “Superfund” statutes may impose joint and several liability for the costs of remedial investigations and actions on the entities that generated waste, arranged for disposal of the wastes, transported to or selected the disposal sites and the past and present owners and operators of such sites. All such responsible parties (or any one of them, including us) may be required to bear all of such costs regardless of fault, legality of the original disposal or ownership of the disposal site.

The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the U.S. Environmental Protection Agency (“EPA”). As a result, in December 2000, the Texas Natural Resource Conservation Commission, now known as the Texas Commission on Environmental Quality (“TCEQ”), submitted a plan to the EPA to reach and demonstrate compliance with the ozone standard by November 2007. Ozone is a product of the reaction between volatile organic compounds and nitrogen oxides (“NOx”) in the presence of sunlight, and is a principal component of smog. Emission reduction controls for NOx must be installed at each of our six plants located in the Houston/Galveston region during the next several years. Recently adopted revisions by the regulatory agencies changed the required NOx emission reduction levels from 90% to 80%. Compliance with the previously proposed 90% reduction standards would have resulted in increased capital investment, estimated at between $200 million and $260 million, before the 2007 deadline. Under the revised 80% standard, we estimate that our incremental capital expenditures would decrease to between $165 million and $200 million before the 2007 deadline, and could result in higher annual operating costs. However, the savings from this revision could be offset by the costs of stricter proposed controls over highly reactive, volatile organic compounds, or HRVOCs. Additionally, the TCEQ plans to make a final review of these rules (which are also subject to federal approval), with final rule revisions to be adopted by May 2004. The timing and amount of NOx and HRVOC expenditures are subject to regulatory and other uncertainties, as well as obtaining the necessary permits and approvals. We are still assessing the impact of these revisions and there can be no guarantee as to the ultimate cost of implementing any final plan developed to ensure ozone attainment by the 2007 deadline.

A significant portion of our products are sold to our owners and other related parties, and, if they are unable or otherwise cease to continue to purchase our products, our revenues, margins and cash flows could be adversely affected.

Sales to our owners and other related parties accounted for approximately 22% of revenues for the year ended December 31, 2002, which were primarily sales to Lyondell and Occidental. We expect to continue to derive a significant portion of our business from our owners. If they are unable or otherwise cease to purchase our products, our revenues, margins and cash flows could be adversely affected.

Operating problems in our business may adversely affect our income and cash flow.

The occurrence of material operating problems at our facilities, including, but not limited to, the events described below, may have a material adverse effect on the productivity and profitability of a particular manufacturing facility, or on us as a whole, during and after the period of such operational difficulties. Our income and cash flow are dependent on the continued operation of our various production facilities and the ability to complete construction projects on schedule.

Although we take precautions to enhance the safety of our operations and minimize the risk of disruptions, our operations, along with those of other members of the chemical industry, are subject to hazards inherent in chemical manufacturing and the related storage and transportation of raw materials, products and wastes. These hazards include:

•	pipeline leaks and ruptures;

•	explosions;

•	fires;

•	severe weather and natural disasters;

•	mechanical failure;

•	unscheduled downtime;

•	labor difficulties;

•	transportation interruptions;

•	remediation complications;

•	chemical spills;

•	discharges or releases of toxic or hazardous substances or gases;

•	storage tank leaks;

•	other environmental risks; and

•	potential terrorist acts.

Some of these hazards may cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties.

Furthermore, we are also subject to present and future claims with respect to workplace exposure, workers’ compensation and other matters. We maintain property, business interruption and casualty insurance which we believe is in accordance with customary industry practices, but we are not fully insured against all potential hazards incident to our business, including losses resulting from war risks or terrorist acts. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

We pursue acquisitions, dispositions and joint ventures and other transactions that may impact our results of operations and financial condition.

We seek opportunities to maximize efficiency or value through various transactions. These transactions may include various business combinations, purchases or sales of assets or contractual arrangements or joint ventures that are intended to result in the realization of synergies, the creation of efficiencies or the generation of cash to reduce debt. To the extent permitted under our credit facility and other debt agreements, some of these transactions may be financed by additional borrowings by us. Although these transactions are expected to yield longer-term benefits if the expected efficiencies and synergies of the transactions are realized, they could adversely affect our results of operations in the short term because of the costs associated with such transactions. Other transactions may advance future cash flows from some of our businesses, thereby yielding increased short-term liquidity, but consequently resulting in lower cash flows from these operations over the longer term.

Risks Relating to our Ownership and Relationship with our Owners

We cannot predict how a change in control of Lyondell or Millennium, or an exit of either of them, could affect our operations or business.

Lyondell or Millennium may transfer control of their interests in us or engage in mergers or other business combination transactions with a third party or with the other owner that could result in a change in control of any one of Lyondell, Millennium or us. Because of the unanimous approval requirements in our partnership governance structure, any transfer of an interest in us or change of control of any one of our owners could affect our governance. We cannot predict how a change of owners would affect our operations or business.

Unless waived by each of our owners, our partnership agreement provides that a direct or indirect transfer of an interest in us generally may occur only if the other owner is first offered the opportunity to purchase the interest and, if the transferee is a third party, the transferee has, or in the opinion of a nationally recognized investment bank could reasonably be expected to obtain, an “investment grade” debt rating. However, if interests are transferred in connection with a merger or sale of a majority of the other assets of Lyondell or Millennium, the other owner does not have a right of first option and the investment grade requirement is not applicable.

The types of transactions described above could involve third parties and/or either of Lyondell or Millennium. Our owners have discussed, and from time to time may continue to discuss, whether in connection with their ordinary course dialogue regarding our business or otherwise, transactions which if consummated could result in a transfer or modification, either directly or indirectly, of their ownership interest in us. For example, in August 2002, Lyondell purchased Occidental’s 29.5% ownership interest in us. We cannot be certain that our owners will not sell, transfer or otherwise modify their ownership interest in us, whether in transactions involving third parties and/or the other owner.

Our credit facility provides that an event of default occurs if Lyondell, Millennium and/or Occidental or their successors (collectively, the “Original Owners”) cease to collectively hold more than 50% of the interests and voting power in us. In addition, an event of default occurs under the credit facility if a party other than an Original Owner (1) acquires a substantial portion of Lyondell’s partnership governance committee powers, (2) acquires the right to exercise powers of the partnership governance committee that require unanimous consent or (3) owns more than 25% of the interests and voting power in Equistar and has a debt rating below a specified level. These events of default under the credit facility also are events of termination under the accounts receivable sales facility. Moreover, if we were unable to pay the accelerated amounts, the lenders could proceed against the collateral granted to them to secure the indebtedness under the credit facility. We have pledged substantially all of our personal property, including inventory and accounts receivable as security under the credit facility. If the lenders accelerated their loans, our outstanding senior notes and the new notes offered hereby would be in default. Our outstanding senior notes and the new notes offered hereby are unsecured and rank junior in right of payment to our secured debt under the credit facility.

Lyondell and Millennium control all important decisions affecting our governance and our operations and their interests may differ from our and your interests.

Circumstances may occur in which the interests of our owners could be in conflict with your interests as a noteholder. In particular, our owners may have an interest in pursuing transactions that, in their judgment, enhance the value of their investment in us even though such transactions may involve risks to you as noteholders. Further conflicts of interest may arise between you and our owners when we are faced with decisions that could have different implications for you and our owners, including financial budgets, potential competition, the issuance or disposition of securities, the payment of distributions by us, regulatory and legal positions and other matters. Because our owners control us, these conflicts could be resolved in a manner adverse to the noteholders.

In addition, conflicts of interest may arise between us and one or more of our owners when we are faced with decisions that could have different implications for us and our owners. Although our partnership agreement requires that any transaction or dealing between us and an owner or one of its affiliates be approved on our behalf by the disinterested owner, this does not address all conflicts of interest that may arise. For example, our owners are permitted, in certain circumstances, to compete with us. Because our owners control us, conflicts of interest arising because of competition between us and an owner could be resolved in a manner adverse to us. All of our executive officers are also executive officers of Lyondell. Pursuant to our partnership agreement, our chief executive officer is designated by Lyondell. It is possible that there will be situations where our owners’ interests are in conflict with our interests, and our owners, acting through the partnership governance committee or through our executive officers, could resolve these conflicts in a manner adverse to us.

We rely on Lyondell to provide important administrative and management services to us.

We are party to a shared services arrangement with Lyondell pursuant to which Lyondell provides us with many services that are essential to the administration and management of our business, including information technology, human resources, sales and marketing, raw material supply, supply chain, health, safety and environmental, engineering, research and development, facility services, legal, accounting, treasury, internal audit and tax. See “Related Party Transactions—Services and Shared-Site Agreements with Lyondell and Affiliates of Millennium and Occidental.” Accordingly, we depend to a significant degree on Lyondell for the administration of our business. If Lyondell did not fulfill its obligations under the shared services arrangement, it would disrupt our business and could have a material adverse effect on our business and results of operations.

The agreements that we have with our owners and their affiliates, while approved by the disinterested owner, may not be on the same terms as if we had entered into a contract with a third party.

We have entered into various agreements with our owners and their respective affiliates (including Occidental) that are material to the conduct of our business, and we expect to enter into additional agreements with them in the future. For example, we have entered into various product supply agreements with each of our owners and certain of their affiliates pursuant to which we sell a substantial amount of our products. Moreover, we are party to a shared services arrangement with Lyondell pursuant to which Lyondell provides us with many important administrative services. Our partnership agreement requires that agreements between us and an owner must first be approved on our behalf by the disinterested owner. Although we believe this process helps ensure that these arrangements are entered into on an arm’s length basis, we cannot assure you that each of these agreements is on the same terms as if we had entered into a contract with a third party.

Important decisions require the approval of both our owners, and a failure to agree could result in deadlock.

Under the terms of the partnership agreement, our partnership governance committee manages and controls our business, property and affairs, including the determination and implementation of our strategic direction. Our partnership governance committee consists of six members, called representatives, three appointed by each owner. Under the partnership agreement, many important decisions, including decisions relating to changes in our scope of business, our strategic plan, certain capital expenditures and business combinations, among other specified matters, require the unanimous agreement of at least two representatives of each of our owners. It is possible that, as to unanimous consent items, our partnership governance committee may not reach agreement regarding matters that are very important to us and could be deadlocked. The partnership agreement does not include procedures for resolving deadlocks, unless the deadlock relates to approval of our updated strategic plan. If deadlocks cannot be resolved, inaction may result, which could, among other things, result in us losing business opportunities.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the outstanding notes. We will not receive any cash proceeds from the issuance of the new notes. In consideration for issuing the new notes, we will receive in exchange a like principal amount of outstanding notes. The outstanding notes surrendered in exchange for the new notes will be retired and canceled, and cannot be re-issued. Accordingly, issuance of the new notes will not result in any change in our capitalization.

We used the net proceeds from the sale of the outstanding notes of approximately $256 million to:

•	prepay the approximately $173 million outstanding balance of our senior secured term loan bearing a variable interest rate equal to LIBOR plus 350 basis points; and

•	repay $83 million of outstanding revolving loans under our revolving credit facility, bearing a variable interest rate equal to 30 day LIBOR.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2003 on a historical basis. You should read this table in conjunction with “Management Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial and Operating Data” and our consolidated financial statements and the notes thereto included in this prospectus.

	September 30, 2003
	(unaudited) (dollars in millions)
	Historical	As Adjusted

Cash and cash equivalents	$128	$182

Long-term debt, including current maturities:
Credit facility:
Revolving loans (a)	$29	$—
Term loans	173	—
6.50% notes due 2006	150	150
10.125% senior notes due 2008	700	700
8.75% notes due 2009	599	599
10.625% senior notes due 2011	450	450
10.625% Senior notes due 2011 (b)	—	262
7.55% debentures due 2026	150	150
Other	3	3

Total debt	2,254	2,314
Partners’ capital	1,686	1,683	(c)

Total capitalization	$3,940	$3,997

(a)	The total committed revolver capacity is currently $354 million. Amounts available under the revolving credit facility are reduced to the extent of outstanding letters of credit provided under the credit facility, which totaled $17 million as of September 30, 2003. As of November 21, 2003, the day the outstanding notes were delivered to the initial purchasers, $90 million was outstanding under our revolving credit facility. The $90 million outstanding under our revolving credit facility was paid using the net proceeds from the offering of the outstanding notes as described under “Use of Proceeds” and $7 million of cash. We are currently in the process of refinancing the revolving portion of our credit facility.

(b)	The $250 million principal amount of the notes is shown with the premium of $12 million. The premium will be amortized as a credit to interest expense over the term of the notes. As a result of the premium, the effective interest rate on the notes is 9.5%.

(c)	Reflects the expected charge of approximately $3 million related to the write-off of unamortized debt issuance costs upon repayment of the term loan with proceeds of the offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents selected historical consolidated financial and operating data. The historical consolidated financial data has been derived from our audited consolidated financial statements for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and from our unaudited financial statements for the nine months ended September 30, 2002 and 2003.

The selected historical consolidated financial data presented below is condensed and may not contain all of the information that you should consider. You should read this selected financial data in conjunction with the consolidated financial statements, including the related notes, and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	For the years ended December 31,					For the nine months ended September 30,
	1998(a)	1999	2000	2001	2002	2002	2003
	(dollars in millions)
Income statement data:
Sales and other operating revenues	$4,524	$5,594	$7,495	$5,909	$5,537	$4,106	$4,880
Cost of sales	3,928	5,002	6,908	5,755	5,388	3,938	4,754
Selling, general and administrative expenses	229	259	182	181	155	122	131
Operating income (loss)	282	162	334	(99)	(44)	18	(60)
Interest expense	(156)	(182)	(185)	(192)	(205)	(154)	(159)
Other income (expense), net (b)	—	46	—	5	2	3	(22)
Net income (loss) (c)	143	32	153	(283)	(1,299)	(1,185)	(235)

Other operating data:
Depreciation and amortization (d)	268	300	308	319	298	221	230
Capital expenditures	200	157	131	110	118	43	62
Ratio of earnings to fixed charges (e)	1.7x	1.1x	1.7x	—	—	—	—

Balance sheet data (at end of period):
Cash and cash equivalents	$66	$108	$18	$202	$27	$22	$128
Total assets	6,700	6,776	6,614	6,338	5,052	5,173	4,945
Total debt	2,220	2,261	2,248	2,337	2,228	2,320	2,254
Total partners’ capital	3,885	3,662	3,540	3,237	1,921	2,052	1,686

Sales volumes (in millions):
Selected petrochemical products:
Olefins (pounds)	16,716	18,574	18,490	16,236	16,851	12,789	11,620
Aromatics (gallons)	271	367	397	366	369	282	288
Polymer products (pounds)	6,488	6,388	6,281	5,862	6,098	3,945	4,628

(a)	The financial operating data for 1998 includes the operating results of the business contributed to us by Occidental prospectively from May 15, 1998, the date of contribution. The business contributed to us by Occidental was accounted for using the purchase method of accounting.
(b)	Other income (expense), net in 1999 and 2001 primarily consists of gains on asset sales, including the sale of our concentrates and compounds business in April 1999. Other income (expense), net in 2001 also includes a $3 million charge due to early extinguishment of debt. The charge was previously classified as an extraordinary item and was reclassified as a result of the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Other income (expense), net for the nine months ended September 30, 2003 primarily consists of charges related to early extinguishment of debt.
(c)	The net loss for 2002 and the nine months ended September 30, 2003 includes a $1,053 million charge related to goodwill impairment.

(d)	Effective January 1, 2002, we implemented SFAS No. 142, Goodwill and Other Intangible Assets. Upon implementation of SFAS No. 142, we reviewed goodwill for impairment and concluded that the entire balance of goodwill was impaired, resulting in a $1,053 million charge that was reported as the cumulative effect of an accounting change as of January 1, 2002. The conclusion was based on a comparison to our indicated fair value, using multiples of EBITDA (earnings before interest, taxes, depreciation and amortization) for comparable companies as an indicator of fair value. As a result of implementing SFAS No. 142, earnings in 2002 and subsequent years will be favorably affected by approximately $33 million annually because of the elimination of goodwill amortization. The following table presents our income (loss) before cumulative effect of accounting change and net loss for all periods presented as adjusted to eliminate goodwill amortization.

	For the years ended December 31,					For the nine months ended September 30,
	1998	1999	2000	2001	2002	2002	2003
	(dollars in millions)
Reported income (loss) before cumulative effect of accounting change	$143	$32	$153	$(283)	$(246)	$(132)	$(235)
Add back: Goodwill amortization	31	33	33	33	—	—	—

Adjusted income (loss) before cumulative effect of accounting change	$174	$65	$186	$(250)	$(246)	$(132)	$(235)

Reported net income (loss)	$143	$32	$153	$(283)	$(1,299)	$(132)	$(235)
Add back: Goodwill amortization	31	33	33	33	—	—	—

Adjusted net income (loss)	$174	$65	$186	$(250)	$(1,299)	$(132)	$(235)

(e)	The ratio of earnings to fixed charges is computed by dividing earnings available for fixed charges by fixed charges. Earnings available for fixed charges consist of earnings before income taxes and cumulative effect of accounting change plus fixed charges, less capitalized interest. Fixed charges consist of interest, whether expensed or capitalized, and the portion of operating lease rental expense that represents the interest factor. Earnings were insufficient to cover fixed charges by $283 million in the year ended December 31, 2001 and $246 million in the year ended December 31, 2002, $132 million for the nine months ended September 30, 2002 and $235 million for the nine months ended September 30, 2003.

THE EXCHANGE OFFER

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decisions on what action to take.

We are offering to issue registered new 10 5/8% senior notes due 2011 in exchange for a like principal amount of our unregistered outstanding 10 5/8% senior notes due 2011 issued on November 21, 2003. We may extend, delay or terminate the exchange offer in our sole discretion. Holders of outstanding notes who wish to tender their notes will need to complete and timely submit the exchange offer documentation related to the exchange. After the outstanding notes have been exchanged for new notes, the registered new notes are expected to trade under the same CUSIP number as the $450 million principal amount of registered 10 5/8% senior notes due 2011 that we issued on December 23, 2003.

Purpose and Effect of the Exchange Offer

We sold the outstanding notes in a transaction that was exempt from or not subject to the registration requirements of the Securities Act. In connection with the sale of the outstanding notes, we entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we agreed to file a registration statement relating to an offer to exchange the outstanding notes for new notes within 120 days of the closing of the offering and to use our reasonable best efforts to have it declared effective within 210 days of issuing the outstanding notes. We are offering the new notes under this prospectus to satisfy those obligations under the registration rights agreement.

If we fail to comply with the applicable deadlines for filing the registration statement or completion of the exchange offer, we may be required to pay liquidated damages to holders of the outstanding notes. Please read the section captioned “Registration Rights Agreement” for more details regarding the registration rights agreement.

To receive transferable new notes in exchange for your outstanding notes in the exchange offer, you, as the holder of that outstanding note, will be required to make the following representations:

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act, or a broker-dealer tendering outstanding notes acquired directly from us for your own account;

•	you are not a broker-dealer or are a broker-dealer but will not receive new notes for your own account in exchange for outstanding notes, you are not engaged in and do not intend to participate in a distribution of new notes;

•	you have no arrangement or understanding with any person to participate in a distribution of the new notes or the outstanding notes within the meaning of the Securities Act;

•	you are acquiring the new notes in the ordinary course of your business; and

•	if you are a broker-dealer that will receive new notes for your own account in exchange for outstanding notes, you represent that the outstanding notes to be exchanged for new notes were acquired by you as a result of market-making activities or other trading activities and you acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with the resale of any new notes. It is understood that you are not admitting that you are an “underwriter” within the meaning of the Securities Act by acknowledging that you will deliver, and by delivery of, a prospectus.

Resales of New Notes

Based on interpretations of the SEC staff in “no action letters” issued to third parties, we believe that each new note issued under the exchange offer may be offered for resale, resold and otherwise transferred by the holder of that new note without compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	you acquire such new notes in the ordinary course of your business; and

•	you are not engaged in, and do not intend to participate in, and have no arrangement or understanding to participate in, the distribution of new notes.

However, the SEC has not considered the legality of our exchange offer in the context of a “no action letter,” and there can be no assurance that the staff of the SEC would make a similar determination with respect to our exchange offer as it has in other interpretations to other parties.

If you tender outstanding notes in the exchange offer with the intention of participating in any manner in a distribution of the new notes, you:

•	cannot rely on these interpretations by the SEC staff; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Unless an exemption from registration is otherwise available, any security holder intending to distribute new notes should be covered by an effective registration statement under the Securities Act containing the selling security holder’s information required by Item 507 or Item 508, as applicable, of Regulation S-K under the Securities Act. This prospectus may be used for an offer to resell, resale or other retransfer of new notes only as specifically described in this prospectus. Failure to comply with the registration and prospectus delivery requirements by a holder subject to these requirements could result in that holder incurring liability for which it is not indemnified by us. With respect to broker-dealers, only those that acquired the outstanding notes for their account as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives new notes for its own account in exchange for outstanding notes acquired as a result of market-making activities or other trading activities may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus in connection with any resale of such notes. We have agreed to make this prospectus available in connection with resales of the notes by such broker-dealers for up to 180 days from the consummation of the exchange offer. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of new notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any outstanding notes properly tendered and not withdrawn before the expiration date. The material terms and conditions of the exchange offer are described in this prospectus. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding notes surrendered under the exchange offer. Outstanding notes may be tendered only in integral multiples of $1,000. The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

As of the date of this prospectus, $250 million aggregate principal amount of 10 5/8% senior notes due 2011 issued November 21, 2003 are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer according to the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934 and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits the holders have under the indenture governing the notes. However, these outstanding notes will not be freely tradeable. Other than in connection with the exchange offer and as specified in the registration rights agreement, we are not obligated to, nor do we currently anticipate that we will register the outstanding notes under the Securities Act. See “—Consequences of Failure to Exchange” below.

By signing or agreeing to be bound by the letter of transmittal, you acknowledge that, upon request, you will execute and deliver any additional documents deemed by the exchange agent or us to be necessary or desirable to complete the exchange, assignment and transfer of the outstanding notes tendered by you, including the transfer of such outstanding notes on the account books maintained by DTC.

We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes.

If you tender outstanding notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important for holders to read the section labeled “—Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

We will return any outstanding notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time on February 19, 2004 unless, in our sole discretion, we extend the exchange offer.

Extensions, Delay in Acceptance, Termination or Amendment

We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. During any extensions, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We do not currently intend to extend the expiration date.

To extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will also make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely release to the Dow Jones News Service.

If any of the conditions described below under “—Conditions to the Exchange offer” have not been satisfied, we reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding notes;

•	to extend the exchange offer; or

•	to terminate the exchange offer,

by giving oral or written notice of a delay, extension or termination to the exchange agent. Subject to the terms of the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of the outstanding notes. If we amend the exchange offer in a manner we determine to constitute a material change, we will promptly disclose the amendment by means of a prospectus supplement. The supplement will be distributed to the registered holders of the outstanding notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we may extend the exchange offer if the exchange offer would otherwise expire during that period.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, if in our reasonable judgment the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the staff of the SEC (due to a change in its current interpretations) or would be impaired by any action or proceeding that has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer:

•	we will not be required to accept for exchange, or exchange any new notes for, any outstanding notes; and

•	we may terminate the exchange offer as provided in this prospectus before accepting any outstanding notes for exchange.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us the following representations:

•	the representations described under “—Purpose and Effect of the Exchange offer,” “—Procedures for Tendering” and “Plan of Distribution;” and

•	other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the new notes under the Securities Act.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offer specified above. We will give oral or written notice of any extension, amendment, nonacceptance or termination to the holders of the outstanding notes as promptly as practicable.

These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each right will be deemed an ongoing right that we may assert at any time or at various times.

In addition, we will not accept for exchange any outstanding notes tendered and will not issue new notes in exchange for any outstanding notes, if at that time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Procedures for Tendering

How to Tender Generally

Only a registered holder of outstanding notes may tender their outstanding notes in the exchange offer. If you are a beneficial owner of outstanding notes and wish to have the registered owner tender on your behalf, please see “—How to Tender if You Are a Beneficial Owner” below. To tender in the exchange offer, you must either comply with the procedures for manual tender or comply with the automated tender offer program procedures of DTC described below under “—Tendering Through DTC’s Automated Tender Offer Program.”

To complete a manual tender, you must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal;

•	have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires;

•	mail or deliver the letter of transmittal or a facsimile of the letter of transmittal to the exchange agent before the expiration date; and

•	deliver and the exchange agent must receive, before the expiration date:

—	the outstanding notes along with the letter of transmittal or

—	a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below under “—Book-Entry Transfer.”

If you wish to tender your outstanding notes and cannot comply with the requirement to deliver the letter of transmittal and your outstanding notes (including by book-entry transfer) or use the automated tender offer program of DTC before the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at its address provided above under “Prospectus Summary—The Exchange Agent” before the expiration date. To complete a tender through DTC’s automated tender offer program, the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such outstanding notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below and a properly transmitted agent’s message.

Any tender by a holder that is not withdrawn before the expiration date will constitute an agreement between the holder and us according to the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of outstanding notes, the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. You should not send the letter of transmittal or outstanding notes to us. You may request your broker, dealer, commercial bank, trust company or other nominee to perform the deliveries on your behalf.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account at DTC according to DTC’s procedures for transfer. Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or before the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Tendering Through DTC’s Automated Tender Offer Program

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s automated tender offer program to tender its outstanding notes. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the outstanding notes to the exchange agent according to its procedures for transfer. DTC will then send an agent’s message to the exchange agent.

The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, stating that:

•	DTC has received an express acknowledgment from a participant in its automated tender offer program that is tendering outstanding notes that are the subject of book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	the agreement may be enforced against the participant.

How to Tender if You Are a Beneficial Owner

If you beneficially own outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those notes, you should contact the registered holder promptly and instruct it to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your outstanding notes, either:

•	make appropriate arrangements to register ownership of the outstanding notes in your name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.

The transfer of registered ownership may take considerable time and may not be completed before the expiration date.

Signatures and Signature Guarantees

You must have signatures on a letter of transmittal or a notice of withdrawal described below guaranteed by:

•	a member firm of a registered national securities exchange;

•	a member of the National Association of Securities Dealers, Inc.;

•	a commercial bank or trust company having an office or correspondent in the United States; or

•	an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934.

The above must be a member of one of the recognized signature guarantee programs identified in the letter of transmittal, unless the outstanding notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal and the new notes are being issued directly to the registered holder of the outstanding notes tendered in the exchange for those new notes; or

•	for the account of a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution.

When Endorsements or Bond Powers are Needed

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes and a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. They should also submit evidence of their authority to deliver the letter of transmittal satisfactory to us unless we waive this requirement.

Determinations Under the Exchange Offer

We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time we shall determine. Neither we, the exchange agent nor any other person will be under any duty to give notification of defects or irregularities with respect to tenders of outstanding notes, and none of the aforementioned will incur liability for failure to give notification. Tenders of outstanding notes will not be deemed made until any defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

When We Will Issue New Notes

In all cases, we will issue new notes for outstanding notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	outstanding notes or a timely book-entry confirmation of the outstanding notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

Return of Outstanding Notes Not Accepted or Exchanged

If we do not accept any tendered outstanding notes for exchange for any reason described in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or nonexchanged outstanding notes will be returned without expense to their tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described below, the nonexchanged outstanding notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

Your Representations to Us

By signing or agreeing to be bound by the letter of transmittal, you will represent that, among other things:

•	you are not an “affiliate,” as defined in Rule 405 of the Securities Act, of us or a broker-dealer tendering outstanding notes acquired directly from us for your own account;

•	if you are not a broker-dealer or are a broker-dealer but will not receive new notes for your own account in exchange for outstanding notes, you are not engaged in and do not intend to participate in a distribution of new notes within the meaning of the Securities Act;

•	you have no arrangement or understanding with any person to participate in a distribution of the outstanding notes or the new notes within the meaning of the Securities Act;

•	you are acquiring the new notes in the ordinary course of your business; and

•	if you are a broker-dealer that will receive new notes for your own account in exchange for outstanding notes, you represent that the outstanding notes to be exchanged for new notes were acquired by you as a result of market-making activities or other trading activities and you acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with the resale of any new notes. It is understood that you are not admitting that you are an “underwriter” within the meaning of the Securities Act by acknowledging that you will deliver, and by delivery of, a prospectus.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s automated tender offer program before the expiration date, you may tender if:

•	the tender is made through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution;

•	before the expiration date, the exchange agent receives from the member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., commercial bank or trust company having an office or correspondent in the United States, or eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery,

—	stating your name and address, the registered number(s) of your outstanding notes and the principal amount of outstanding notes tendered,

—	stating that the tender is being made, and

—	guaranteeing that, within three business days after the expiration date, the letter of transmittal or facsimile thereof, together with the outstanding notes or a book-entry confirmation and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered outstanding notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three business days after the expiration date.

Upon request to the exchange agent, the exchange agent will send you a notice of guaranteed delivery if you wish to tender your outstanding notes using the guaranteed delivery procedures described above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender at any time before 5:00 p.m., New York City time, on the expiration date unless previously accepted for exchange. For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal at one of the addresses listed above under “Prospectus Summary—The Exchange Agent;” or

•	the withdrawing holder must comply with the appropriate procedures of DTC’s automated tender offer program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn (the “Depositor”);

•	identify the outstanding notes to be withdrawn, including the registration number or numbers and the principal amount of the outstanding notes;

•	be signed by the Depositor in the same manner as the original signature on the letter of transmittal used to deposit those outstanding notes or be accompanied by documents of transfer sufficient to permit the trustee for the outstanding notes to register the transfer into the name of the Depositor withdrawing the tender; and

•	specify the name in which the outstanding notes are to be registered, if different from that of the Depositor.

If outstanding notes have been tendered under the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of DTC.

We will determine, in our sole discretion, all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal, and our determination shall be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, the outstanding notes will be credited to an account maintained with DTC for the outstanding notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Holders may re-tender properly withdrawn outstanding notes by following one of the procedures described under “—Procedures for Tendering” above at any time on or before the expiration date.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by telephone, electronically or in person by the exchange agent, our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the outstanding notes and in handling or forwarding tenders for exchange.

We will pay the cash expenses to be incurred in connection with the exchange offer, including:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. A tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

If satisfactory evidence of payment of any transfer taxes payable by a note holder is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to that tendering holder.

Consequences of Failure to Exchange

If you do not exchange their outstanding notes for new notes under the exchange offer your notes will remain subject to the existing restrictions on transfer. In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.

In addition, if you fail to exchange your outstanding notes, the market value of your outstanding notes may be adversely affected because they may be more difficult to sell. The tender of outstanding notes under the exchange offer will reduce the outstanding aggregate principal amount of the outstanding notes. This may have an adverse effect upon, and increase the volatility of, the market price of any outstanding notes that you continue to hold due to a reduction in liquidity. See “Risk Factors—Risks Relating to the Exchange Offer—If you fail to exchange your outstanding notes, the existing transfer restrictions will remain in effect and the market value of your outstanding notes may be adversely affected because they may be more difficult to sell.”

Based on interpretations of the SEC staff, you may offer for resale, resell or otherwise transfer new notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	you acquired the new notes in the ordinary course of your business; and

•	you have no arrangement or understanding with respect to the distribution of the new notes to be acquired in the exchange offer.

If you tender in the exchange offer for the purpose of participating in a distribution of the new notes,

•	you cannot rely on the applicable interpretations of the SEC; and

•	you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Accounting Treatment

We will not recognize a gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize expenses of the exchange offer over the term of the new notes under accounting principles generally accepted in the United States of America.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept, You are urged to consult your financial and tax advisors in making your decision on what action to take. We may, in the future, seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion should be read in conjunction with information contained in our consolidated financial statements and the notes thereto included in this prospectus.

Results of Operations for the Nine Months Ended September 30, 2003 and 2002

In addition to comparisons of current operating results with the same period in the prior year, we have included, as additional disclosure, certain “trailing quarter” comparisons of third quarter 2003 operating results to second quarter 2003 operating results. Our businesses are highly cyclical, in addition to experiencing some less significant seasonal effects. Trailing quarter comparisons may offer important insight into our current business direction.

References to industry benchmark prices or costs, including the weighted average cost of ethylene production, are generally to industry prices and costs reported by Chemical Marketing Associates, Incorporated (“CMAI”), except that crude oil and natural gas benchmark price references are to industry prices reported by Platts, a reporting service of The McGraw-Hill Companies.

Overview

Our petrochemicals segment produces olefins, including ethylene, propylene, and butadiene; aromatics, including benzene and toluene; and oxygenated products, including ethylene oxide and derivatives, ethylene glycol, ethanol and methyl tertiary butyl ether (“MTBE”). Our polymers segment produces polyolefins, including high density polyethylene (“HDPE”), low density polyethylene (“LDPE”), linear-low density polyethylene (“LLDPE”) and polypropylene; and performance polymers products, including wire and cable insulating resins, and polymeric powders.

In the first nine months of 2003, the chemical industry experienced high and volatile raw material and energy costs, weak demand and excess industry capacity. These factors combined to put downward pressure on industry product margins and sales volumes during 2003.

Benchmark crude oil and natural gas prices generally have been indicators of the level and direction of movement of raw material and energy costs for us. Olefins are produced from two major raw material groups:

•	crude-oil based liquids (“liquids”), including naphthas, condensates, and gas oils, the prices of which are generally related to crude oil prices; and

•	natural gas liquids (“NGL’s”), principally ethane and propane, the prices of which are generally affected by natural gas prices.

We have the ability to shift our ratio of raw materials used in production of olefins to take advantage of the relative costs of liquids and NGL’s.

Raw material and energy costs have averaged significantly higher in 2003 than in the first nine months of 2002, reflecting rapid increases early in 2003. The following table shows the average benchmark prices for crude oil and natural gas for the applicable 2003 and 2002 periods, as well as benchmark sales prices for ethylene and co-product propylene, which we produce and sell. The benchmark weighted average cost of ethylene production is based on the estimated ratio of liquid and NGL raw materials used in U.S. ethylene production and is subject to revision by CMAI.

	Average Benchmark Price
	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Crude oil—dollars per barrel	30.20	28.30	31.10	25.41
Natural gas—dollars per million BTUs	4.95	3.19	5.51	2.97
Weighted average cost of ethylene production—cents per pound	18.85	14.60	19.54	14.15
Ethylene—cents per pound	27.50	23.00	28.75	21.64
Propylene— cents per pound	19.33	19.83	21.83	17.83

In response to the higher raw material and energy costs, we implemented significant sales price increases in the first nine months of 2003 for substantially all of our petrochemicals and polymers products. The magnitude of these price increases had a negative effect on product demand, and contributed to us experiencing lower sales volumes, particularly in the second quarter 2003. Although demand recovered during the third quarter 2003, sales volumes were lower in total for the first nine months of 2003 compared to the first nine months of 2002. U.S. demand for ethylene in the third quarter 2003 was an estimated 2.9% below the third quarter 2002, but increased an estimated 5.7% compared to the second quarter 2003. For the first nine months of 2003, U.S. ethylene demand was an estimated 3.6% lower than in the first nine months of 2002.

On March 31, 2003, we completed transactions involving a 15-year propylene supply arrangement and the sale of our Bayport polypropylene production facility in Pasadena, Texas. We received total cash proceeds of $194 million, including the value of the polypropylene inventory sold. Cash proceeds of $159 million of the total represented a partial prepayment under the long-term propylene supply arrangement.

Net Loss—We had a net loss in the third quarter 2003 of $40 million compared to net income of $22 million in the third quarter 2002. The decrease of $62 million is principally due to higher costs, which were only partially offset by higher sales prices. Costs were impacted primarily by higher prices for raw materials and energy, particularly natural gas. In addition, our third quarter 2003 results included an $11 million charge for the write-off of a polymer research and development (“R&D”) facility as a result of a refocusing of polymer R&D efforts. See Note 6 to the September 30, 2003 Consolidated Financial Statements.

We had a net loss in the first nine months of 2003 of $235 million compared to a loss before the cumulative effect of an accounting change of $132 million in the first nine months of 2002. The higher net loss was primarily due to the effects of lower sales volumes, which were only partly offset by the benefit from higher average product margins, for the first nine months of 2003. The first nine months of 2003 included an $11 million charge for the write-off of the polymer R&D facility, $19 million of refinancing costs and a $12 million loss on the sale of the polypropylene plant, while the first nine months of 2002 included the negative impact of certain fixed price natural gas and NGL purchase contracts. Our costs under these contracts were approximately $33 million higher than market-based costs would have been.

Third Quarter 2003 versus Second Quarter 2003

We had a third quarter 2003 net loss of $40 million compared to a net loss of $49 million in the second quarter 2003. The third quarter 2003 included the $11 million charge for the write-off of the polymer R&D facility, while the second quarter 2003 included $19 million of refinancing costs. Additionally, the third quarter

2003 benefited from increased sales volumes of ethylene and our derivative products, which were approximately 435 million pounds, or 21%, higher than in the second quarter. However, this volume improvement was generally offset by lower third quarter 2003 product margins, due to lower product sales prices and an increase in the cost of producing ethylene from liquid raw materials.

Segment Data

The following tables reflect selected actual sales volume data, including intersegment sales volumes, and summarized financial information for our business segments.

	For the three months ended September 30,		For the nine months ended September 30,
In millions	2003	2002	2003	2002
Selected petrochemicals products:
Olefins (pounds)	3,976	4,259	11,620	12,789
Aromatics (gallons)	96	92	288	282
Polymers products (pounds)	1,405	1,527	3,945	4,628

Millions of dollars
Sales and other operating revenues:
Petrochemicals segment	$1,491	$1,362	$4,508	$3,673
Polymers segment	517	503	1,476	1,393
Intersegment eliminations	(366)	(357)	(1,104)	(960)

Total	$1,642	$1,508	$4,880	$4,106

Cost of sales:
Petrochemicals segment	$1,421	$1,263	$4,377	$3,515
Polymers segment	506	480	1,481	1,383
Intersegment eliminations	(366)	(357)	(1,104)	(960)

Total	$1,561	$1,386	$4,754	$3,938

Other operating expenses:
Petrochemicals segment	$4	$3	$12	$7
Polymers segment	30	17	76	51
Unallocated	35	31	98	92

Total	$69	$51	$186	$150

Operating income (loss):
Petrochemicals segment	$66	$96	$119	$151
Polymers segment	(19)	6	(81)	(41)
Unallocated	(35)	(31)	(98)	(92)

Total	$12	$71	$(60)	$18

Petrochemicals Segment

Revenues—Revenues of $1.5 billion in the third quarter 2003 were 9% higher than revenues of $1.4 billion in the third quarter 2002 due to higher sales prices partly offset by lower segment sales volumes. Benchmark ethylene prices averaged 20% higher in the third quarter 2003 compared to the third quarter 2002 in response to the higher cost of ethylene production, while benchmark propylene sales prices averaged 3% lower. Segment sales volumes in the third quarter 2003 were 5% below the third quarter 2002, due to lower production of co-products, such as propylene, and lower sales to the polymers segment.

Revenues of $4.5 billion in the first nine months of 2003 increased 23% compared to revenues of $3.7 billion in the first nine months of 2002 due to higher sales prices partly offset by lower segment sales volumes. Benchmark ethylene prices averaged 33% higher in the first nine months of 2003 compared to the first nine months of 2002 in response to significant increases in the cost of ethylene production, while benchmark propylene sales prices averaged 22% higher. Segment sales volumes decreased 8% in the first nine months of 2003 compared to the first nine months of 2002 due to lower co-product production and lower sales to the polymers segment.

Cost of Sales—Cost of sales of $1.4 billion in the third quarter 2003 increased 13% compared to $1.3 billion in the third quarter 2002. The costs of both liquid- and NGL-based raw materials as well as energy averaged higher in the third quarter 2003 compared to the third quarter 2002.

Cost of sales of $4.4 billion in the first nine months of 2003 increased 25% compared to $3.5 billion in the first nine months of 2002 due to higher costs of liquid- and NGL-based raw materials and energy in the first nine months of 2003 compared to the first nine months of 2002.

Operating Income—Operating income of $66 million in the third quarter 2003 decreased $30 million compared to operating income of $96 million in the third quarter 2002. The decrease reflects lower product margins as well as 5% lower sales volumes. Product margins deteriorated as the cost of energy, particularly natural gas, and raw materials increased more than average sales prices.

The operating income for the segment of $119 million in the first nine months of 2003 decreased $32 million compared to operating income of $151 million in the first nine months of 2002. The first nine months of 2002 included the effect of certain fixed price natural gas and NGL purchase contracts entered into in early 2001. Our costs under these fixed-price contracts, which largely expired by the end of the first quarter 2002, were approximately $33 million higher than market-based contracts would have been. The negative effect of these contracts in the first nine months of 2002 was offset in the first nine months of 2003 by lower margins coupled with the negative effect of 8% lower sales volumes.

Polymers Segment

Revenues—Revenues of $517 million in the third quarter 2003 were 3% higher than revenues of $503 million in the third quarter 2002. The increase was due to higher average sales prices, which were partially offset by an 8% decrease in sales volumes. Polymers sales volumes in the 2003 quarter were approximately 80 million pounds lower than the comparable 2002 quarter as a result of the first quarter 2003 sale of the Bayport polypropylene production facility.

Revenues of $1.5 billion in the first nine months of 2003 increased 6% compared to revenues of $1.4 billion in the first nine months of 2002. The increase was due to higher average sales prices partly offset by a 15% decrease in sales volumes. Average sales prices increased in response to higher raw material costs, primarily ethylene, compared to the first nine months of 2002. The lower polymers sales volumes reflected lower demand in 2003 and the sale of the Bayport polypropylene production facility.

Cost of Sales—Cost of sales of $506 million in the third quarter 2003 were 5% greater than the $480 million in the third quarter 2002, reflecting higher raw material costs offset by the effect of the 8% lower sales volumes. During the third quarter 2003, the benchmark cost of ethylene averaged 20% higher compared to the third quarter 2002.

Cost of sales of $1.5 billion in the first nine months of 2003 increased 7% compared to $1.4 billion in the first nine months of 2002. This increase reflected higher raw material costs, primarily ethylene, offset by the effect of the 15% decrease in sales volumes. Benchmark ethylene costs were 33% higher in the first nine months of 2003 compared to the first nine months of 2002.

Other Operating Expenses—Other operating expenses were $30 million in the third quarter 2003 compared to $17 million in the third quarter 2002, and were $76 million in the first nine months of 2003 compared to $51 million in the first nine months of 2002. The increases were primarily due to the $11 million third quarter 2003 charge related to the write-off of the polymer R&D facility and the $12 million loss on the sale of the Bayport polypropylene production facility in the first quarter 2003.

Operating Loss—The third quarter 2003 polymers segment operating loss of $19 million compares to third quarter 2002 operating income of $6 million. The third quarter 2003 includes the $11 million write-off of the polymer R&D facility. The third quarter 2003 operating loss also reflects lower sales volumes and lower product margins as raw material cost increases exceeded sales price increases.

For the first nine months of 2003, the polymers segment had an operating loss of $81 million compared to an operating loss of $41 million in the first nine months of 2002. The higher operating loss in the first nine months of 2003 was primarily due to the $11 million write-off of the polymer R&D facility and the $12 million loss on the sale of the polypropylene production facility. The negative effect of the 15% decrease in sales volumes was only partially offset by higher polymer product margins. Margins increased in the first nine months of 2003 compared to the first nine months of 2002 as higher average sales prices more than offset higher raw material costs.

Unallocated Items

Cumulative Effect of Accounting Change—Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. Upon implementation of SFAS No. 142, we reviewed goodwill for impairment and concluded that the entire balance of goodwill was impaired, resulting in a $1.1 billion charge that was reported as the cumulative effect of an accounting change as of January 1, 2002. See Note 3 to the September 30, 2003 Consolidated Financial Statements.

Results of Operations for the Years Ended December 31, 2002, 2001 and 2000

In addition to comparisons of 2002 annual operating results with the prior year, we have included, as additional disclosure, certain “trailing quarter” comparisons of fourth quarter 2002 operating results to third quarter 2002 operating results. Our businesses are highly cyclical, in addition to experiencing some less significant seasonal effects. Trailing quarter comparisons may offer important insight into our current business direction.

References to industry benchmark prices or costs, including the weighted average cost of ethylene, are generally to industry prices and costs reported by Chemical Marketing Associates, Incorporated (“CMAI”), except that crude oil and natural gas benchmark price references are to industry prices reported by Platts, a reporting service of The McGraw-Hill Companies.

Overview

For the year 2002, U.S. ethylene demand was estimated to be 2.8% higher than for 2001. Nonetheless, the 2002 demand growth was insufficient to absorb excess worldwide ethylene industry capacity and to fully offset the effects of a 9.0% contraction in U.S. ethylene demand in 2001 compared to 2000.

Crude oil and natural gas prices generally have been indicators of the level and direction of movement of our raw material and energy costs. The following table shows the average benchmark prices for crude oil and natural gas for the three-year comparison period as well as benchmark sales prices for ethylene and co-product propylene, which we produce and sell. The benchmark weighted average cost of ethylene production is based on the estimated ratio of petroleum liquids, or heavy liquids, and natural gas liquids (“NGLs”), or light raw materials, used in U.S. ethylene production and is subject to revision by CMAI based on the actual ratio of heavy liquids to NGLs.

	Average Benchmark Price for the Year and Percent Change Versus Prior Year Average
	2002	Percent Change	2001	Percent Change	2000
Crude oil—dollars per barrel	26.12	2%	25.73	(14)%	30.06
Natural gas—dollars per million BTUs	3.22	(25)%	4.28	10%	3.88
Weighted average cost of ethylene—cents per pound	15.10	(13)%	17.41	(11)%	19.62
Ethylene—cents per pound	22.23	(16)%	26.33	(13)%	30.19
Propylene—cents per pound	18.00	3%	17.42	(23)%	22.63

The considerable volatility in raw material prices during the three-year period is not apparent in the annual average raw material prices shown in the table above. For example, the benchmark price of crude oil trended upward from a low of $27.10 per barrel in January 2000 to a high of $34.30 per barrel in November 2000, a 27% increase. Benchmark crude oil prices then trended downward to a low of $19.30 per barrel in December 2001, a 44% decrease from the November 2000 high. During 2002, benchmark crude oil prices trended upward to $29.50 per barrel in December 2002, a 53% increase from the December 2001 low. Benchmark natural gas prices rose from $2.34 per million BTUs in January 2000 to a historical high of $9.84 per million BTUs in January 2001, a 320% increase. Benchmark natural gas prices then trended downward to a low of $1.82 per million BTUs in October 2001, an 81% decrease from the January 2001 spike. During 2002, benchmark natural gas prices resumed an upward trend, increasing to $4.05 per million BTUs in December 2002, a 123% increase from the October 2001 low.

Significant volatility in raw material costs tends to put pressure on product margins, as sales price increases generally tend to lag behind raw material cost increases. Conversely, when raw material costs decrease, customers tend to demand immediate relief in the form of lower sales prices. These dynamics are particularly pronounced during periods of excess industry capacity and contributed to the trough conditions experienced by the chemical industry in 2001 and 2002.

Net Income (Loss)—We had a 2002 net loss of $246 million, before the cumulative effect of an accounting change, compared to a 2001 net loss of $283 million. The 2001 period included $33 million of goodwill amortization, $22 million of shutdown costs for our Port Arthur, Texas polyethylene facility and a $3 million charge due to debt retirement. Apart from these items, the $21 million increase in the net loss primarily reflected a $129 million decrease in petrochemicals segment operating income and $13 million of higher interest expense, partly offset by a $112 million improvement in the polymers segment operating loss. Petrochemicals segment operating income decreased as sales prices decreased more than raw material costs, resulting in lower petrochemicals product margins in 2002 compared to 2001. The polymers segment operating loss was reduced as raw material costs, primarily ethylene and propylene, decreased more than the decreases in average polymers product sales prices, resulting in higher polymers product margins in 2002 compared to 2001.

We had a net loss in 2001 of $283 million compared to net income of $153 million for 2000. The significant decrease of $436 million primarily reflected lower petrochemicals segment margins as well as lower volumes for both the petrochemicals and polymers segments. The lower petrochemicals margins were due to lower sales prices, which decreased more than raw material costs, in 2001 compared to 2000. The lower sales prices and volumes reflected weaker industry demand in 2001. The polymers segment 2001 operating loss was comparable to 2000. Results for 2001 also included the $22 million of costs associated with the shutdown of the Port Arthur, Texas polyethylene facility in the first quarter 2001. Both periods included goodwill amortization.

Fourth Quarter 2002 versus Third Quarter 2002

We had a net loss of $114 million in the fourth quarter 2002 compared to net income of $22 million in the third quarter 2002. Fourth quarter 2002 performance was primarily impacted by higher raw material costs. The benchmark cost of ethylene production increased by approximately 3 cents per pound, or 22%, in the fourth quarter 2002 compared to the third quarter 2002. During the fourth quarter 2002 these cost increases were only partly offset by a 1 cent per pound reported increase in benchmark ethylene sales prices. We also were affected by a scheduled maintenance turnaround of the Chocolate Bayou, Texas olefins plant in the fourth quarter 2002. This heavy liquid cracking plant has significant co-product production capabilities and normally further processes olefins by-product volumes from our other plants. We were not able to utilize this capability during the turnaround.

Segment Data

The following tables reflect selected sales volume data, including intersegment sales volumes, and summarized financial information for our business segments.

	For the year ended December 31,
In millions	2002	2001	2000
Selected petrochemicals products:
Olefins (pounds)	16,851	16,236	18,490
Aromatics (gallons)	369	366	397
Polymers products (pounds)	6,098	5,862	6,281

Millions of dollars
Sales and other operating revenues:
Petrochemicals segment	$4,957	$5,384	$7,031
Polymers segment	1,868	1,980	2,351
Intersegment eliminations	(1,288)	(1,455)	(1,887)

Total	$5,537	$5,909	$7,495

Cost of sales:
Petrochemicals segment	$4,801	$5,100	$6,330
Polymers segment	1,875	2,088	2,465
Unallocated—facility closing costs	—	22	—
Intersegment eliminations	(1,288)	(1,455)	(1,887)

Total	$5,388	$5,755	$6,908

Other operating expenses:
Petrochemicals segment	$10	$9	$7
Polymers segment	67	78	71
Unallocated	116	166	175

Total	$193	$253	$253

Operating income (loss):
Petrochemicals segment	$146	$275	$694
Polymers segment	(74)	(186)	(185)
Unallocated	(116)	(188)	(175)

Total	$(44)	$(99)	$334

Petrochemicals Segment

Revenues—Revenues of $5.0 billion in 2002 decreased 8% compared to revenues of $5.4 billion in 2001 as lower 2002 average sales prices were only partly offset by a 4% increase in sales volumes. Our sales prices in 2002 averaged 11% lower than in 2001, reflecting lower raw material costs and low demand growth coupled with excess industry capacity. Benchmark ethylene sales prices averaged 22.2 cents per pound in 2002, a 16% decrease compared to 2001. These lower ethylene sales prices were slightly offset by higher 2002 propylene sales prices. Benchmark propylene sales prices averaged 3% higher in 2002 than in 2001.

Revenues of $5.4 billion in 2001 decreased 23% compared to revenues of $7.0 billion for 2000 as a result of lower average sales prices and lower sales volumes in 2001. Benchmark ethylene sales prices averaged 13% lower in 2001 compared to 2000, while benchmark propylene sales prices averaged 23% lower. Our sales volumes decreased 12% compared to 2000 due to weaker business conditions in 2001.

Cost of Sales—Cost of sales of $4.8 billion in 2002 decreased 6% compared to $5.1 billion in 2001, or 2% less than the percent decrease in revenues. While the costs of natural gas and NGL raw materials decreased from historically high levels experienced in 2001, other raw material costs, such as heavy liquids, did not decrease similarly.

Cost of sales of $5.1 billion in 2001 decreased 19% compared to $6.3 billion in 2000 due to the effect of the 12% decrease in sales volumes and lower average raw material costs. Benchmark crude oil prices, which affect the cost of raw materials, averaged 14% lower in 2001 compared to 2000.

Operating Income—Operating income of $146 million in 2002 decreased $129 million from $275 million in 2001 as sales prices decreased more than raw material costs, resulting in lower product margins. The effect of the lower 2002 product margins was only partly offset by the benefit of a 4% increase in sales volumes, which was in line with industry demand growth.

Operating income of $275 million in 2001 decreased $419 million from $694 million in 2000. The decrease was primarily due to lower product margins and, to a lesser extent, lower sales volumes. The lower margins primarily reflected lower sales prices for ethylene and for co-products, such as propylene and benzene, in 2001 compared to 2000. The lower prices and volumes were due to weaker market demand in 2001 compared to 2000.

Polymers Segment

Revenues—Revenues of $1.9 billion in 2002 decreased 6% compared to revenues of $2.0 billion in 2001 due to a 9% decrease in average sales prices offset by a 4% increase in sales volumes. Lower sales prices in 2002 reflected generally lower raw material costs compared to 2001. Sales volumes increased due to stronger demand in 2002 compared to 2001.

Revenues of $2.0 billion in 2001 decreased 16% compared to revenues of $2.4 billion in 2000 due to a decrease in average sales prices and a 7% decrease in sales volumes. The decreases in sales prices and volumes were both due to weaker demand in 2001.

Cost of Sales—Cost of sales of $1.9 billion in 2002 decreased 10% compared to $2.1 billion in 2001, or 4% more than the percent decrease in revenues noted above. The decrease during 2002 reflected lower raw material costs, primarily ethylene, and lower energy costs, partly offset by the 4% increase in sales volumes. Benchmark ethylene prices were 16% lower and were only partly offset by a 3% increase in benchmark propylene prices in 2002 compared to 2001.

Cost of sales of $2.1 billion in 2001 decreased 15% compared to $2.5 billion in 2000 due to lower raw material costs in 2001 and the 7% decrease in sales volumes. Benchmark prices of ethylene and propylene, the principal raw materials for polymers, averaged 13% and 23% lower, respectively, in 2001 than in 2000.

Operating Loss—The operating loss of $74 million in 2002 decreased $112 million compared to the operating loss of $186 million in 2001. The $112 million improvement was due to higher polymers product margins and, to a lesser extent, higher sales volumes. Margins improved in 2002 compared to 2001, as decreases in sales prices were less than the decreases in polymers raw material costs.

The 2001 operating loss of $186 million was comparable to the operating loss of $185 million in 2000 as the effect of lower polymers sales prices was offset by lower raw material costs.

Unallocated Items

The following discusses costs and expenses that were not allocated to the petrochemicals or polymers segments.

Cost of Sales—We discontinued production at our higher-cost Port Arthur, Texas polyethylene facility in February 2001 and shut down the facility. During 2001, we recorded a $22 million charge, which included environmental remediation liabilities of $7 million, other exit costs of $3 million and severance and pension benefits of $7 million for approximately 125 people employed at the Port Arthur facility. The remaining $5 million balance primarily related to the write down of certain assets. See Note 3 to the December 31, 2002 Consolidated Financial Statements.

Other Operating Expenses—These include unallocated general and administrative expenses and, in 2001 and 2000, goodwill amortization. Unallocated expenses were $116 million in 2002, $166 million in 2001 and $175 million in 2000. The decrease from 2001 to 2002 was primarily due to goodwill amortization of $33 million that ceased in 2002. See Note 2 to the December 31, 2002 Consolidated Financial Statements.

The following discusses items that are not included in operating income, but that affected our net income. See Note 15 to the December 31, 2002 Consolidated Financial Statements.

Other Income (Expense), Net—As part of a 2001 refinancing, we wrote off unamortized debt issuance costs and amendment fees of $3 million related to the early repayment of a $1.25 billion bank credit facility. The charge was previously reported as an extraordinary loss on early extinguishment of debt.

Cumulative Effect of Accounting Change—Upon implementation of Statement of Financial Accounting Standards (“SFAS”) No. 142, we reviewed goodwill for impairment and concluded that the entire balance of goodwill was impaired, resulting in a $1.1 billion charge that was reported as the cumulative effect of an accounting change as of January 1, 2002. See Note 2 to the December 31, 2002 Consolidated Financial Statements.

Financial Condition for the Nine Months Ended September 30, 2003 and 2002

Operating Activities—Operating activities provided cash of $98 million in the first nine months of 2003 and used cash of $118 million in the first nine months of 2002. During the first nine months of 2003, we received $159 million as a partial prepayment for propylene to be delivered over a period of 15 years in connection with the long-term propylene supply arrangement entered into in March 2003. In consideration of discounts offered to certain customers for early payment for product delivered in September 2003, some receivable amounts were collected in September 2003 that otherwise would have been expected to be collected in October 2003, including $33 million from Occidental. In addition, by managing the main components of working capital – receivables, inventory and payables – we minimized the working capital impact of higher sales prices in the 2003 period. In the 2002 period, similar increases in sales prices resulted in a use of cash of $139 million due to higher receivables balances, which were partially offset by a $78 million increase in payables. The increases in cash flow during 2003 were partially offset by expenditures for scheduled maintenance turnarounds that were $55 million higher in the first nine months of 2003 than in the first nine months of 2002. We make significant semi-annual interest payments in the first and third quarters of each year. Accordingly, accrued interest liabilities are typically lower at the end of the first and third quarters of the year compared to the end of the year.

Investing Activities—Investing activities provided cash of $7 million in the first nine months of 2003 and used cash of $49 million in the first nine months of 2002. On March 31, 2003, concurrent with entering into the long-term propylene supply arrangement, we sold a polypropylene production facility in Pasadena, Texas, for cash proceeds of $35 million. We recognized a $12 million loss on the sale. In May 2003 and August 2003, we sold certain railcars in two transactions for a total of $34 million and leased the railcars from the buyers under operating lease agreements.

Our capital expenditures were $62 million in the first nine months of 2003 and $43 million in the first nine months of 2002. The level of expenditures in both periods reflects continuing cash conservation efforts. Our capital budget for 2003 is $97 million, primarily for regulatory and environmental compliance projects.

Financing Activities—Cash used by financing activities was $4 million in the first nine months of 2003 and $16 million in the first nine months of 2002. In April 2003, we issued $450 million of 10.625% senior notes due in 2011. The proceeds, net of related fees, were used to prepay $300 million of 8.5% notes due in the first quarter 2004, approximately $122 million of the $296 million of outstanding term loans under our credit facility and prepayment premiums of approximately $17 million.

In September 2003, $29 million of our medium term notes matured and were repaid using funds borrowed under our revolving credit facility.

In March 2003, we used a portion of the total cash proceeds of $194 million from the 15-year propylene supply arrangement and the sale of the polypropylene production facility to repay $104 million of borrowing under the revolving credit facility. We used the remaining net proceeds to enhance liquidity and for general business purposes. In connection with these transactions, the commitment under the revolving credit facility was reduced by $96 million, to $354 million.

The first nine months of 2002 included the scheduled retirement of $100 million 9.125% notes. This was partly funded by temporarily borrowing a net $89 million under the revolving credit facility, which was repaid in the fourth quarter 2002.

As a result of continuing adverse conditions in the industry and our debt service obligations, we made no distributions to our partners in the first nine months of 2003 nor were any made in 2002.

We obtained amendments to our credit facility and receivables sales agreement in March 2003. See “—Liquidity and Capital Resources—Long-Term Debt” and “—Liquidity and Capital Resources—Receivables Sale” below.

Liquidity and Capital Resources—At September 30, 2003, our long-term debt, including current maturities, totaled $2.3 billion, or approximately 57% of our total capitalization. We had cash on hand of $128 million at September 30, 2003. The September 30, 2003 cash position reflects, among other things, our continued focus on minimizing working capital levels and on other cash conservation efforts, such as limiting capital expenditures and controlling operating costs. As of September 30, 2003, $29 million of borrowing was outstanding under the $354 million revolving credit facility, which matures in August 2006. Amounts available under the revolving credit facility are further reduced to the extent of outstanding letters of credit provided under the credit facility, which totaled $17 million as of September 30, 2003.

Standard & Poor’s rating service (“S&P”) currently rates our senior unsecured debt as BB- and Moody’s Investors Service (“Moody’s”) currently rates our senior unsecured debt as B2. During 2003, S&P lowered our senior unsecured debt rating from BB to BB-. In its most recent announcement regarding our rating, S&P cited our 70.5% ownership by Lyondell, Lyondell’s second quarter 2003 results, concerns about the timing of meaningful recovery in the petrochemical sector and Lyondell’s and our credit exposure to adverse developments in a still uncertain business environment. In the first quarter of 2003, both agencies changed our outlook from stable to negative. On September 22, 2003, Moody’s placed our ratings under review for a possible one or two notch downgrade citing their concern about the pace at which Lyondell will be able to reduce debt over the 2004-2005 time frame given continuing demand weakness and excess capacity in key markets. As described under “Prospectus Summary—Recent Developments,” on November 13, 2003, Moody’s lowered our senior unsecured debt rating from B1 to B2, citing, among other things, the extended industry trough and concerns regarding capacity utilization rates over the next several years and the strength of the next industry peak. As a result of the completion of the financings described under “Prospectus Summary—Recent Developments” above, on January 6, 2004, Moody’s confirmed our B2 senior unsecured debt rating and revised our outlook to stable. In doing so, Moody’s cited the significant improvement in liquidity provided by these financings due to the absence of financial covenants and ratings triggers and the extended maturity.

Our management believes that conditions will be such that cash balances, cash generated by operating activities and funds under the credit facility will be adequate to meet anticipated future cash requirements, including scheduled debt repayments, other contractual obligations, necessary capital expenditures and ongoing operations. Future operating performance could be affected by general economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. If future operating cash flows are less than currently anticipated due to raw material prices or other factors, we may need to further reduce or delay capital expenditures, sell assets, or reduce operating expenses.

Long-Term Debt—As a result of continuing adverse conditions in the industry, in March 2003, we obtained amendments to our credit facility that provided additional financial flexibility by generally making certain financial ratio requirements less restrictive, with the exception that the maximum permitted debt ratios become more restrictive beginning September 30, 2004, the definition of total indebtedness became more restrictive at March 31, 2003 and the defined limitation on expenditures for property, plant and equipment was extended to apply through 2004. See “Prospectus Summary—Recent Developments.” The credit facility and the indentures governing our senior notes contain covenants that, subject to certain exceptions, restrict lien incurrence, debt incurrence, sales of assets, investments, capital expenditures, certain payments, and mergers. The breach of these covenants would permit the lenders under our credit facility and the indentures governing the senior notes to declare the loans immediately payable and would permit the lenders under our credit facility to terminate future lending commitments. We were in compliance with all covenants under our debt instruments as of September 30, 2003.

Deferred Revenues—On March 31, 2003, we received an advance of $159 million, representing a partial prepayment for product to be delivered under a long-term product supply arrangement, primarily at cost-based prices. We will recognize this deferred revenue over 15 years, as the associated product is delivered. See Note 7 to the September 30, 2003 Consolidated Financial Statements.

Receivables Sale—During October 2002, we entered into an agreement with an independent issuer of receivables-backed commercial paper under which we sold receivables and received cash proceeds of $100 million. Under the terms of the agreement, we agreed to maintain minimum required debt ratings. With the debt rating downgrade by S&P earlier in 2003, the S&P debt rating of BB- is at the minimum required by the agreement. With the debt rating downgrade by Moody’s on November 13, 2003, which is described under “Prospectus Summary—Recent Developments,” the Moody’s debt rating of B2 is the minimum required by the agreement. Any further downgrade would have permitted the counterparty to terminate the receivables agreement. See Note 4 to the September 30, 2003 Consolidated Financial Statements. As discussed, we replaced this receivables agreement with a new accounts receivable sales facility in December 2003. The new facility does not contain ratings triggers. See “Description of Other Indebtedness.”

Financial Condition for the Years Ended December 31, 2002, 2001 and 2000

Operating Activities—Operating activities provided cash of $55 million in 2002, $230 million in 2001 and $339 million in 2000. The $175 million decrease in operating cash flow in 2002 compared to 2001 was due to higher cash expenditures in 2002 for maintenance, interest, employee benefits and railcar leases. These were partly offset by the decreases in working capital levels described below and a $37 million lower net loss, after adjusting for the $1.1 billion non-cash charge related to the cumulative effect of an accounting change in the 2002 period.

During 2002, changes in other assets and liabilities, net in the Consolidated Statements of Cash Flows indicated a use of cash of $66 million, while in 2001 such changes indicated cash provided of $40 million. The $106 million difference between 2002 and 2001 was primarily due to higher cash expenditures for maintenance turnarounds, interest, employee benefits and railcar leases in 2002 than in 2001. Spending for maintenance turnarounds was $34 million higher in 2002, primarily due to a scheduled turnaround at the Chocolate Bayou, Texas plant. Our interest payments were $30 million higher in 2002 compared to 2001, as a result of the refinancing of our debt during August 2001. As a result of the refinancing, monthly interest payments on variable-rate debt were converted to semi-annual interest payments on fixed rate debt, with the first payment occurring in 2002. Additionally, interest rates on the fixed rate debt were higher than interest rates on the previous variable-rate debt. Cash expenditures related to employee benefits and compensation, including contributions to our pension plans, were $22 million higher in 2002 than in 2001. In addition, we made payments totaling $34 million, discussed below under “—Operating Leases,” related to our railcar leases. These higher 2002 cash outlays were partially offset by receipt of a $25 million customer advance related to a new, long-term processing agreement. The above items total to a net $95 million and explain a substantial portion of the $106 million year-to-year variance in the effect of changes in other assets and liabilities, net.

The major controllable components of our working capital—receivables, inventory and payables—decreased $69 million during 2002 compared to a $154 million decrease during 2001. The $69 million decrease during 2002 was primarily due to the sale of $81 million of receivables under an agreement we entered into in October 2002. See “—Receivables Sale” below. Had the sale not occurred, the components of working capital would have increased $12 million as sales prices increased from December 31, 2001 levels, putting upward pressure on working capital levels in 2002. In 2001, sales prices steadily decreased from December 31, 2000 levels, helping to reduce working capital levels.

Cash flow from operations decreased to $230 million in 2001 compared to $339 million in 2000. The $109 million decrease primarily reflected a $283 million net loss in 2001 compared to net income of $153 million in 2000. This was partly offset by a $222 million net reduction in receivables, which occurred despite the termination of a $130 million receivables securitization program in August 2001. The net reduction in receivables reflected the effects of lower sales prices as well as improved collection efficiency in 2001.

Investing Activities—Our capital expenditures were $118 million in 2002, $110 million in 2001 and $131 million in 2000. The 2002 expenditures included $47 million of purchases of previously leased railcars, discussed below under “—Operating Leases.” Excluding the railcar purchases, our reduced level of expenditures in 2002 and 2001 reflected lower discretionary spending in view of the continuing poor business environment. Capital expenditures in 2002 and 2001 primarily included reliability improvement as well as regulatory compliance projects.

Our capital budget for 2003 is $97 million. The increase over 2002 spending, excluding the 2002 railcar purchases, is primarily to ensure regulatory and environmental compliance. See “—Environmental Matters” below.

During the second quarter 2002, we contributed $6 million to a mutual insurance company formed by us and other companies in the industry to provide catastrophic business interruption and excess property damage insurance coverage for its members.

Financing Activities—Financing activities used cash of $106 million in 2002, provided cash of $61 million in 2001, and used cash of $302 million in 2000. Financing activities in 2002 included the scheduled retirement of $100 million principal amount of the 9.125% notes and $4 million principal amount of our term loan and medium-term notes. The scheduled retirements were financed by the sale of accounts receivable discussed under “—Receivables Sale” below.

We obtained amendments to our credit facility in late March 2002, making certain financial ratio requirements less restrictive, making the covenant limiting acquisitions more restrictive and adding a covenant limiting certain non-regulatory capital expenditures. The amendment increased the interest rate on the credit facility by 0.5% per annum.

In August 2001, we completed a $1.5 billion debt refinancing. The refinancing included an amended credit facility consisting of a $500 million secured revolving credit facility maturing in August 2006 and a $300 million secured term loan maturing in August 2007. The refinancing also included the issuance of $700 million of new unsecured 10.125% senior notes maturing in August 2008. The refinancing replaced a $1.25 billion credit facility, $820 million of which was outstanding. A portion of the net proceeds was also used to repay $90 million of our medium-term notes that matured on August 30, 2001. The remaining net proceeds were used for general business purposes. The amended credit facility also made certain financial ratio requirements less restrictive. We previously had amended our credit facility in March 2001, easing certain financial ratio requirements.

As a result of continuing adverse conditions in the industry and our debt service obligations, we made no distributions to partners in 2002 and 2001, compared to distributions of $280 million in 2000.

Liquidity and Capital Resources—At December 31, 2002, our long-term debt, including current maturities, totaled $2.2 billion, or approximately 55% of our total capitalization. In addition, we had cash on hand of $27 million. The $450 million revolving credit facility, which matures in August 2006, was undrawn at December 31, 2002. Amounts available under the revolving credit facility are reduced to the extent of certain outstanding letters of credit provided under the credit facility, which totaled $16 million as of December 31, 2002.

During 2002, our debt rating was lowered by two major rating agencies, Standard & Poor’s and Moody’s. Moody’s reduced our noninvestment grade corporate debt rating from a Ba1 to a Ba3. Standard & Poor’s reduced our corporate rating from an investment grade BBB- to a noninvestment grade BB. Both agencies cited Lyondell’s acquisition of Occidental’s interest in us as the reason for the downgrade. The agencies stated that the acquisition resulted in a concentration of credit risk with Lyondell, which owns a 70.5% interest in us and whose debt currently has a noninvestment grade credit rating. Standard & Poor’s also cited current trough conditions in the industry and our $1.1 billion goodwill write off.

In January 2003, Moody’s changed the rating outlook for both Equistar and Lyondell to negative from stable. Moody’s cited its belief that our credit profile is limited by the financial strength of Lyondell, whose outlook was changed primarily as a result of concerns regarding one of its other major joint ventures. The lowering of our credit rating could affect our borrowing costs, our ability to refinance in the future and could result in termination of the receivables sales agreement—see “—Receivables Sale” below.

Management believes that conditions will be such that cash balances, cash generated by operating activities and funds under the credit facility will be adequate to meet anticipated future cash requirements, including scheduled debt repayments, other contractual obligations, necessary capital expenditures and ongoing operations. Future operating performance could be affected by general economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. If future operating cash flows are less than currently anticipated due to raw material prices or other factors, we may need to reduce or delay capital expenditures, sell assets, or reduce operating expenses.

In addition to long-term debt, we are required to make payments relating to various types of obligations, some of which were incurred in lieu of financing to obtain the rights to use certain assets. The following table summarizes our minimum payments as of December 31, 2002 relating to long-term debt, purchase obligations and operating leases for the next five years and thereafter.

		Payments Due By Period
Millions of dollars	Total	2003	2004	2005	2006	2007	Thereafter
Long-term debt	$2,228	$32	$303	$4	$153	$284	$1,452
Purchase obligations	2,558	164	168	169	157	151	1,749
Operating leases—
Minimum lease payments	554	73	65	53	41	35	287
Residual value guarantees	83	—	61	22	—	—	—

Total	$5,423	$269	$597	$248	$351	$470	$3,488

Long-Term Debt—The credit facility and the indenture governing our senior notes contain covenants that, subject to certain exceptions, restrict sale and leaseback transactions, lien incurrence, debt incurrence, sales of assets, investments, non-regulatory capital expenditures, certain payments, and mergers. In addition, the bank credit facility requires us to maintain specified financial ratios. The financial ratio requirements under our credit facility become increasingly restrictive on a quarterly basis. The breach of these covenants could permit the lenders under our credit facility and the indenture governing the senior notes to declare the loans immediately payable and could permit the lenders under our credit facility to terminate future lending commitments. See Note 10 to the December 31, 2002 Consolidated Financial Statements for a description of our long-term debt and credit facility.

We were in compliance with all covenants under our debt instruments as of December 31, 2002. As a result of continuing adverse conditions in the industry, in March 2003, we obtained amendments to our credit facility to provide additional financial flexibility by easing certain financial ratio requirements.

Purchase Obligations—We are a party to various unconditional obligations to purchase products and services, as summarized in the above table. These primarily include commitments for steam and power from a new co-generation facility, which reached full capacity in mid-2002. These commitments are designed to assure sources of supply and are not expected to be in excess of normal requirements. See the “Commitments” section of Note 14 to the December 31, 2002 Consolidated Financial Statements.

Operating Leases—We lease various facilities and equipment, including railcars, under noncancelable operating lease arrangements for various periods.

During 2002, we leased certain railcars, under three operating leases, from unaffiliated entities established for the purpose of serving as lessors with respect to these leases. One of these operating leases remains outstanding at December 31, 2002. This lease includes an option for us to purchase the railcars during the lease term. If we do not exercise the purchase option, the affected railcars will be sold upon termination of the lease. In the event the sales proceeds are less than the related guaranteed residual value, we will pay the difference to the lessor, but no more than the guaranteed residual value. As described above, our debt rating was lowered during 2002, allowing the early termination of this railcar lease by the lessor. As a result, we renegotiated the lease during 2002, resulting in a payment of additional fees and a $17 million prepayment, which is being amortized over the remaining lease term through 2004. The prepayment reduced the guaranteed residual value under the lease, and reduced future lease payments. The guaranteed residual value at December 31, 2002 was $83 million.

The other two railcar leases contained financial and other covenants substantially the same as those contained in our credit facility discussed under “—Long-Term Debt” above. Under one of the leases, we amended the covenants to incorporate the March 2002 amendment to the credit facility. The amendment required the payment of additional fees and a $17 million prepayment, which was amortized in full through December 2002, when the lease was terminated and we entered into a new lease arrangement with another lessor. The new lease covered a substantial portion of the subject railcars, and we purchased the remaining railcars for $10 million. The new operating lease contains standard terms and does not guarantee a residual value or contain financial or other non-standard covenants.

Under the third railcar lease, the covenants were automatically updated with the March 2002 amendment to the credit facility. This lease terminated in November 2002, and we purchased the railcars for $37 million. We may pursue leases for a portion of the purchased railcars. See Note 11 to the December 31, 2002 Consolidated Financial Statements for related operating lease disclosures.

Advance from Customer—In addition to the items reflected in the table above, in December 2002, we received a $25 million initial advance from a customer in connection with a long-term product processing agreement under which we are obligated to deliver product at cost-based prices. The advance was treated as deferred revenue and included in other liabilities. We will amortize the deferred revenue to earnings over the nine-year term of the contract.

Receivables Sale—During October 2002, we entered into an agreement with an independent issuer of receivables-backed commercial paper under which we sold receivables and received cash proceeds of $100 million. Under the terms of the agreement, we agreed to sell, on an ongoing basis and without recourse, designated accounts receivable as existing receivables are collected. The agreement has annual renewal provisions for up to three years and is subject to maintaining a debt rating of at least B1 by Moody’s and BB- by Standard & Poor’s. We are seeking an amendment to reduce the minimum required debt ratings and expect the amendment to be effective prior to March 31, 2003. Upon entering into the agreement, the commitment under the revolving credit facility was reduced by $50 million, to $450 million, in accordance with the terms of the revolving credit facility and would not be restored if the receivables agreement were terminated. We used the proceeds of the sold receivables to reduce borrowing under the revolving credit facility and for general corporate purposes. As of December 31, 2002, the balance of our accounts receivable sold, which is not reflected in the table above, was $81 million.

Pension Obligations—We maintain several defined benefit pension plans, as described in Note 13 to the December 31, 2002 Consolidated Financial Statements. At December 31, 2002, the projected benefit obligation for our plans exceeded the fair value of plan assets by $68 million. Subject to future actuarial gains and losses, as well as actual asset earnings, we will be required to fund the $68 million, with interest, in future years. The minimum required contribution is not expected to be more than approximately $25 million per year over the next five years. Pension contributions were $18 million, $7 million and $31 million for the years 2002, 2001 and 2000, and are estimated to be approximately $16 million for 2003.

Related Party Transactions

We make significant sales of product to Lyondell, Occidental Chemical (“Occidental Chemical”), LYONDELL-CITGO Refining LP (“LCR”), affiliates of Millennium Chemicals Inc (“Millennium”), Oxy Vinyls, LP (“Oxy Vinyls”) and provide services and raw materials to Lyondell Methanol Company, L.P. (“LMC”), which is wholly owned by Lyondell effective May 1, 2002. In turn, we make significant purchases of raw materials and products from LCR and receive significant administrative services from Lyondell.

Prior to August 22, 2002, we were owned 41% by Lyondell, 29.5% by Millennium, and 29.5% by Occidental. On August 22, 2002, Lyondell completed the purchase of Occidental’s interest in us, increasing its ownership interest in us to 70.5%. As a result of this transaction, Occidental has two representatives on Lyondell’s board of directors and, as of December 31, 2002, Occidental owned approximately 22% of Lyondell.

In view of Occidental’s relationship to Lyondell, which owns 70.5% of us, Occidental’s transactions with us subsequent to August 22, 2002 will continue to be reported as related party transactions in our Consolidated Statements of Income and Consolidated Balance Sheets.

We believe that all such aforementioned related party transactions are effected on terms substantially no more or less favorable than those that would have been agreed upon by unrelated parties on an arm’s length basis. See the section captioned “Related Party Transactions” herein and Note 5 to the December 31, 2002 Consolidated Financial Statements for a description of related party transactions.

Critical Accounting Policies

We apply those accounting policies that management believes best reflect the underlying business and economic events, consistent with accounting principles generally accepted in the U.S. Our more critical accounting policies include those related to long-lived assets, including the costs of major maintenance turnarounds and repairs, and accruals for long-term employee benefit costs such as pension and postretirement costs. Inherent in such policies are certain key assumptions and estimates made by management. Management periodically updates its estimates used in the preparation of the financial statements based on its latest assessment of the current and projected business and general economic environment. Our significant accounting policies are summarized in Note 2 to the December 31, 2002 Consolidated Financial Statements.

Long-Lived Assets—With respect to long-lived assets, key assumptions include the estimates of useful asset lives and the recoverability of the carrying values of fixed assets and intangible assets as well as the existence of any obligations associated with the retirement of fixed assets. Such estimates could be significantly modified and/or the carrying values of the assets could be impaired by such factors as new technological developments, new chemical industry entrants with significant raw material or other cost advantages, uncertainties associated with the U.S. and world economies, the cyclical nature of the chemical industry, and uncertainties associated with governmental regulatory actions.

Due to temporary decreases in demand for our products, certain facilities may remain idle until market conditions improve. Assets that are temporarily idled are tested for impairment at the time they are temporarily idled. Fixed assets with a net book value of $160 million were temporarily idled at December 31, 2002. Those assets continue to be depreciated over their remaining useful lives. No impairments were recorded in 2002, 2001 or 2000 for temporarily idled facilities.

We defer the costs of turnaround maintenance and repair activities in excess of $5 million, amortizing such costs over the period until the next expected major turnaround of the affected unit. During 2002, 2001 and 2000, cash expenditures of $49 million, $15 million and $29 million, respectively, were deferred and are being amortized, generally over a period of 5 years. Amortization in 2002, 2001 and 2000, of previously deferred turnaround costs was $24 million, $20 million and $24 million, respectively.

The estimated useful lives of long-lived assets range from 3 to 30 years. Depreciation and amortization of these assets, including amortization of deferred turnaround costs, under the straight-line method over their estimated useful lives totaled $298 million in 2002. If the useful lives of the assets were found to be shorter than originally estimated, depreciation charges would be accelerated.

Additional information on long-lived assets, deferred turnaround costs and related depreciation and amortization appears in Note 8 to the December 31, 2002 Consolidated Financial Statements.

Long-Term Employee Benefit Costs—The costs to us of long-term employee benefits, particularly pension and postretirement medical and life benefits, are incurred over long periods of time, and involve many uncertainties over those periods. The net periodic benefit cost attributable to current periods is based on several assumptions about such future uncertainties, and is sensitive to changes in those assumptions. It is management’s responsibility, often with the assistance of independent experts, to select assumptions that in its judgment represent best estimates of those uncertainties. It also is management’s responsibility to review those assumptions periodically to reflect changes in economic or other factors that affect those assumptions.

The current benefit service costs, as well as the existing liabilities, for pensions and other postretirement benefits are measured on a discounted present value basis. The discount rate is a current rate, related to the rate at which the liabilities could be settled. Our assumed discount rate is based on average rates published by Moody’s and Merrill Lynch for high-quality (Aa rating) 10-year fixed income securities. For the purpose of measuring the benefit obligations at December 31, 2002, we lowered our assumed discount rate from 7.0% to 6.5%, reflecting the general decline in market interest rates during 2002. The 6.5% rate also will be used to measure net periodic benefit cost during 2003. A further one percentage point reduction in the assumed discount rate for us would increase our benefit obligation by approximately $50 million, and would reduce our net income by approximately $6 million.

The benefit obligation and the periodic cost of postretirement medical benefits also are measured based on assumed rates of future increase in the per capita cost of covered health care benefits. As of December 31, 2002, the assumed rate of increase was 10.0% for 2003 through 2004, 7.0% for 2005 through 2007 and 5.0% thereafter. A one percentage point change in the health care cost trend rate assumption would have no significant effect on either the benefit liability or the net periodic cost, due to limits on our maximum contribution level under the medical plan.

The net periodic cost of pension benefits included in expense also is affected by the expected long-term rate of return on plan assets assumption. Investment returns that are recognized currently in net income represent the expected return on plan assets rate applied to a market-related value of plan assets which, for us, is defined as the market value of assets. The expected return on plan assets rate is normally changed less frequently than the assumed discount rate, and reflects long-term expectations, rather than current fluctuations in market conditions. Our expected long-term asset return on plan assets rate of 9.5% has been based on the average level of earnings that our independent pension investment advisor had advised could be expected to be earned over time. The expectation was based on an asset allocation of 50% US equity securities (11% expected return), 20% non-US equity securities (11.7% expected return), and 30% fixed income securities (6.5% expected return) that had been recommended by the advisor, and was adopted for the plans. The actual rate of return on plan assets may differ from the expected rate due to the volatility normally experienced in capital markets. Management’s goal is to manage the investments over the long term to achieve optimal returns with an acceptable level of risk and volatility. Based on the market value of plan assets at December 31, 2002, a one percentage point decrease in this assumption for us would decrease our net income by approximately $1 million.

Over the three-year period ended December 31, 2002, our actual return on plan assets was a loss averaging 7.1% per year. Net periodic pension cost recognized each year includes the expected asset earnings, rather than the actual earnings or loss. As a result of asset earnings significantly below the expected return on plan assets rate over the three-year period, the level of unrecognized investment losses, together with the net actuarial gains and losses, is $76 million at December 31, 2002. This unrecognized amount, to the extent it exceeds 10% of the projected benefit obligation for the respective plan, will be recognized as additional net periodic benefit cost over the average remaining service period of the participants in each plan. This annual amortization charge will be approximately $7 million per year based on the December 31, 2002 unrecognized amount.

We are currently in the process of obtaining an updated asset allocation study from the independent pension investment advisor upon which we may update plan asset allocations and expected return on plan assets rates. In view of market returns in the last three years, it is likely that we will decrease our assumption for expected return on plan assets for 2003.

Additional information on the key assumptions underlying these benefit costs appears in Note 12 to the December 31, 2002 Consolidated Financial Statements.

Accounting Changes

In 2003, we began classifying gains or losses that result from the early extinguishment of debt as an element of income before extraordinary items. Previously, such gains and losses were classified as extraordinary items.

The Consolidated Statements of Income and Comprehensive Income reflect these changes for all periods presented.

Beginning in the third quarter 2003, we implemented Statement of Financial Accounting Standards (“SFAS”) No. 150—Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The statement establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity and requires that certain financial instruments be classified as liabilities or, in some circumstances, as assets. Our adoption of the provisions of SFAS No. 150 had no material impact on our consolidated financial statements.

The application of FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, as amended by the newly issued FASB Staff Position FIN 46-6, “Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities,” would result in the consolidation, as of December 31, 2003, of an entity from which we lease certain railcars. The consolidation of this entity as of September 30, 2003 would have resulted in a net increase in property, plant and equipment of $111 million, a decrease in prepaid expense and accrued liabilities of approximately $8 million and $3 million, respectively, a $101 million increase in debt and a $5 million credit to be reported as the cumulative effect of the accounting change.

Effective January 1, 2002, we implemented Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Implementation of SFAS No. 141 and SFAS No. 144 did not have a material effect on our consolidated financial statements.

Upon implementation of SFAS No. 142, we reviewed goodwill for impairment and concluded that the entire balance of goodwill was impaired, resulting in a $1.1 billion charge to earnings that was reported as the cumulative effect of an accounting change as of January 1, 2002. As a result of implementing SFAS No. 142, income in 2002 and subsequent years is favorably affected by $33 million annually because of the elimination of goodwill amortization.

Other Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses obligations associated with the retirement of tangible long-lived assets. In July 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 addresses the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities and facility closings. SFAS No. 146 was effective for activities initiated after December 31, 2002. Adoption of SFAS No. 143 and SFAS No. 146 did not have a material impact on our consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45 (“FIN No. 45”), Guarantor’s Accounting and Disclosure Requirements. FIN No. 45 expands required disclosures for certain types of guarantees for the period ended December 31, 2002 and requires recognition of a liability at fair value for guarantees granted after December 31, 2002. We have provided required disclosures with respect to guarantees in Notes 11 and 12 to the December 31, 2002 Consolidated Financial Statements.

Environmental Matters

Various environmental laws and regulations impose substantial requirements upon our operations. Our policy is to be in compliance with such laws and regulations, which include, among others, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”) as amended, the Resource Conservation and Recovery Act (“RCRA”) and the Clean Air Act Amendments. We do not specifically track all recurring costs associated with managing hazardous substances and pollution in ongoing operations. Such costs are included in cost of sales. We also make capital expenditures to comply with environmental regulations. Such capital expenditures totaled approximately $14 million, $16 million and $6 million for 2002, 2001 and 2000, respectively. Capital expenditures increased in 2002 and 2001 as a result of new emission reduction rules, discussed below, and we currently estimate 2003 expenditures at approximately $30 million, prior to including any expenditures for proposed revisions to emission control standards for highly reactive, volatile organic compounds (“HRVOC”). We are still completing our assessment of the impact of the proposed HRVOC emission standards.

The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the U.S. Environmental Protection Agency (“EPA”). Emission reduction controls for nitrogen oxides (“NOx”) must be installed at each of our six plants located in the Houston/Galveston region during the next several years. Recently adopted revisions by the regulatory agencies changed the required NOx reduction levels from 90% to 80%. Compliance with the previously proposed 90% reduction standards would have resulted in increased capital investment, estimated at between $200 million and $260 million, before the 2007 deadline, as well as higher annual operating costs for us. Under the revised 80% standard, we estimate that capital expenditures would decrease to between $165 million and $200 million, of which $45 million had been incurred as of September 30, 2003. However, the savings from this revision could be offset by the costs of stricter proposed controls over HRVOCs. We are still assessing the impact of the proposed HRVOC regulations and there can be no guarantee as to the ultimate cost of implementing any final plan developed to ensure ozone attainment by the 2007 deadline. The timing and amount of these expenditures are also subject to regulatory and other uncertainties, as well as obtaining the necessary permits and approvals.

In the United States, the Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as MTBE, in gasoline sold in areas not meeting specified air quality standards. However, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern about the use of MTBE. Certain U.S. federal and state governmental initiatives have sought either to rescind the oxygen requirement for reformulated gasoline or to restrict or ban the use of MTBE. During 2003, the U.S. House of Representatives and the U.S. Senate each passed new versions of an omnibus energy bill. The Senate version of the new energy bill would ban the use of MTBE as a fuel additive in gasoline sold in the United States and the U.S. House of Representatives version would not ban the use of MTBE. The two new energy bills are not law and are being reconciled through the conference process. At this time, the final form and timing of that reconciliation is uncertain. Our MTBE sales represented approximately 3% of our total revenues for 2002 and for the first nine months of 2003.

At the state level, a number of states have legislated future MTBE bans. Of these, a number are mid-West states that use ethanol as the oxygenate of choice. Bans in these states should not have an impact on MTBE demand. However, Connecticut, California and New York have bans of MTBE in place effective January 1, 2004. We estimate that, in 2002, California represented 32% of the U.S. MTBE industry demand and 19% of the worldwide MTBE industry demand, while Connecticut and New York combined represented 12% of the U.S. MTBE industry demand and 7% of the worldwide MTBE industry demand.

At this time, we cannot predict the impact that these initiatives will have on MTBE margins or volumes longer term. However, in 2003, several major oil companies have substantially reduced or discontinued the use of MTBE in gasoline produced for California markets. We estimate that the 2002 California-market MTBE volumes of these companies represented approximately 21% of U.S. MTBE industry demand and 13% of worldwide MTBE industry demand. We intend to continue marketing MTBE in the U.S. However, should it become necessary or desirable to reduce MTBE production, we would need to convert raw materials used in MTBE to production of other products. It may be desirable to make capital expenditures to add the flexibility to produce alternative gasoline blending components. The profit contribution related to alternative gasoline blending components is likely to be lower than that historically realized on MTBE.

Our accrued liability for environmental remediation as of September 30, 2003 was $1 million and primarily related to the Port Arthur facility, which was permanently shut down in February 2001. In the opinion of management, there is currently no material estimable range of possible loss in excess of the liability recorded for environmental remediation.

DISCLOSURE OF MARKET AND REGULATORY RISK

Commodity Price Risk

A substantial portion of our products and raw materials are commodities whose prices fluctuate as market supply and demand fundamentals change. Accordingly, product margins and the level of our profitability tend to fluctuate with changes in the business cycle. We try to protect against such instability through various business strategies. These include increasing the olefins plants’ raw material flexibility, entering into multi-year processing and sales agreements, and forward integration into olefins derivatives products whose pricing is more stable.

We have, from time to time, entered into over-the-counter derivatives, primarily price swap contracts, related to crude oil to help manage our exposure to commodity price risk with respect to crude oil-related raw material purchases. As of December 31, 2002 and 2001, there were no outstanding over-the-counter derivatives. Our exposure has not changed materially in the nine months ended September 30, 2003.

Interest Rate Risk

Our interest rate risk at December 31, 2002 was limited to the $296 million then-outstanding balance of our variable-rate term loan due 2007 and any borrowing under the revolving credit facility, which was undrawn at December 31, 2002. The associated interest rate risk is not material. Sensitivity analysis was used for purposes of this analysis. Our exposure has not changed materially in the nine months ended September 30, 2003.

Regulatory Risk

In the United States, the Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as MTBE, in gasoline sold in areas not meeting specified air quality standards. However, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern about the use of MTBE. Certain U.S. federal and state governmental initiatives have sought either to rescind the oxygen requirement for reformulated gasoline or to restrict or ban the use of MTBE. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Environmental Matters.”

New air pollution standards promulgated by federal and state regulatory agencies in the U.S., including those specifically targeting the eight-county Houston/Galveston region, will affect a substantial portion of our operating facilities. Compliance with these standards will result in increased capital investment during the next several years and higher annual operating costs for us. Recently adopted revisions by the regulatory agencies would change the required nitrogen oxides, or NOx, reduction levels from 90% to 80%. However, any potential resulting savings from this proposed revision could be offset by the costs of stricter proposed controls over HRVOCs. We are still assessing the impact of these proposed regulations and there can be no guarantee as to the ultimate capital cost of implementing any final plan developed to ensure ozone attainment by the 2007 deadline. See “Clean Air Act” section of Note 9 to the September 30, 2003 Consolidated Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Environmental Matters.”

ABOUT EQUISTAR CHEMICALS, LP

Overview

We are one of the world’s largest producers of basic chemicals, with total 2002 revenues of $5.5 billion and assets of $5.1 billion at the end of 2002. We are North America’s second largest producer of ethylene, the world’s most widely used petrochemical. We also are the third largest producer of polyethylene in North America.

Our petrochemicals segment manufactures and markets olefins, oxygenated products, aromatics and specialty products. Our olefins products are primarily ethylene, propylene and butadiene. Olefins and their co-products are basic building blocks used to create a wide variety of products. Our oxygenated products include ethylene oxide (“EO”) and its derivatives, ethylene glycol (“EG”), ethanol, and MTBE. Oxygenated products have uses ranging from paint to cleaners to polyester fibers to gasoline additives. Our aromatics are benzene and toluene.

Our polymers segment manufactures and markets polyolefins, including high-density polyethylene, low-density polyethylene, linear low-density polyethylene, polypropylene and performance polymers. Polyethylene is used to produce packaging film, trash bags and lightweight high-strength plastic bottles for milk, juices, shampoos and detergents. Polypropylene is used in a variety of products including plastic caps and other closures, rigid packaging, automotive components, and carpet facing and backing. Our performance polymers include enhanced grades of polyethylene such as wire and cable insulating resins and polymeric powders. For additional segment information, see Note 16 of Notes to the December 31, 2002 Consolidated Financial Statements.

We were formed in October 1997 as a Delaware limited partnership. We began operations in December 1997 when Lyondell contributed substantially all of the assets of its petrochemicals and polymers business segments to us and Millennium contributed substantially all of the assets of Millennium Petrochemicals’ ethylene, polyethylene and related products, performance polymers and ethanol businesses to us. In May 1998, Lyondell, Millennium, Equistar and Occidental consummated a series of transactions to expand Equistar through the addition of Occidental’s petrochemical assets. From May 1998 to August 2002, our owners were subsidiaries of Lyondell, Millennium and Occidental, with Lyondell owning a 41% interest in us, and each of Millennium and Occidental owning a 29.5% interest in us. On August 22, 2002, Lyondell purchased Occidental’s 29.5% interest in us. Lyondell financed its purchase of Occidental’s interest in us by selling the following to a subsidiary of Occidental: (1) 34 million shares of newly issued Lyondell Series B common stock, (2) five-year warrants to acquire five million shares of Lyondell original common stock and (3) a right to receive contingent payments based on our cash distributions related to 2002 and 2003. As a result of these transactions, Lyondell owns a 70.5% interest in us, and Millennium owns the remaining 29.5% interest in us.

Petrochemicals Segment

Overview

Petrochemicals are fundamental to many segments of the economy, including the production of consumer products, housing and automotive components and other durable and nondurable goods. We produce a variety of petrochemicals, including olefins, oxygenated products, aromatics and specialty products, at eleven facilities located in five states. Olefins include ethylene, propylene and butadiene. Oxygenated products include EO and derivatives, EG, ethanol, and MTBE. Aromatics produced are benzene and toluene. Our petrochemical products are used to manufacture polymers and intermediate chemicals, which are used in a variety of consumer and industrial products. Ethylene is the most significant petrochemical in terms of worldwide production volume and is the key building block for polyethylene and a large number of other chemicals, plastics and synthetics.

Our Chocolate Bayou, Corpus Christi and two Channelview, Texas olefins plants use crude-oil based liquid raw materials, including naphtha, condensates and gas oils, to produce ethylene. The use of crude-oil based liquid raw materials results in the production of a significant amount of co-products such as propylene, butadiene, benzene and toluene, and specialty products, such as dicyclopentadiene (“DCPD”), isoprene, resin oil and piperylenes. Based upon independent third-party surveys, management believes that our Channelview facility is one of the lowest cash production cost olefins facilities in the United States. Our Morris, Illinois; Clinton, Iowa; Lake Charles, Louisiana; and the LaPorte (Deer Park), Texas plants are designed to consume primarily NGLs, including ethane, propane and butane, to produce ethylene with some co-products such as propylene. The Corpus Christi and Channelview plants also may consume NGL’s to produce ethylene, depending upon the relative economic advantage of the alternative raw materials. A comprehensive pipeline system connects the Gulf Coast plants with major olefins customers. Raw materials are sourced both internationally and domestically and are shipped via vessel and pipeline. Our Lake Charles, Louisiana facility has been temporarily idled since the first quarter of 2001. Olefins accounted for approximately 59% of our total revenues in 2002, 60% in 2001 and 63% in 2000.

We produce EO and its primary derivative, EG, at facilities located in Bayport (Pasadena), Texas and through a 50/50 joint venture with DuPont in Beaumont, Texas. The Bayport facility also produces other derivatives of EO, principally ethers and ethanolamines. EG is used in antifreeze, polyester fibers, resins and films. EO and its derivatives are used in many consumer and industrial end uses, such as detergents and surfactants, brake fluids and polyurethane seating and bedding foams.

We produce synthetic ethanol at our Tuscola, Illinois plant by a direct hydration process that combines water and ethylene. We also own and operate a facility in Newark, New Jersey for denaturing ethanol by the addition of certain chemicals. In addition, we produce small volumes of diethyl ether, a by-product of our ethanol production, at our Tuscola facility. These ethanol products are ingredients in various consumer and industrial products as described more fully in the table below. In March 2002, we permanently shut down our Anaheim, California ethanol denaturing facility.

The following table outlines our primary petrochemical products, annual processing capacity as of January 1, 2003, and the primary uses for such products. Unless otherwise specified, annual processing capacity was calculated by estimating the number of days in a typical year that a production unit of a plant is expected to operate, after allowing for downtime for regular maintenance, and multiplying that number by an amount equal to the unit’s optimal daily output based on the design raw material mix. Because the processing capacity of a production unit is an estimated amount, actual production volumes may be more or less than the capacities set forth below.

Product	Annual Capacity	Primary Use

OLEFINS:

Ethylene	11.6 billion pounds (a)	Ethylene is used as a raw material to manufacture polyethylene, EO, ethanol, ethylene dichloride and ethylbenzene.

Propylene	5 billion pounds (a) (b)	Propylene is used to produce polypropylene, acrylonitrile and propylene oxide.

Butadiene	1.2 billion pounds	Butadiene is used to manufacture styrene-butadiene rubber and polybutadiene rubber, which are used in the manufacture of tires, hoses, gaskets and other rubber products. Butadiene is also used in the production of paints, adhesives, nylon clothing, carpets and engineered plastics.
OXYGENATED PRODUCTS:

Ethylene Oxide (EO)	1.1 billion pounds ethylene oxide equivalents, 400 million pounds as pure ethylene oxide	EO is used to produce surfactants, industrial cleaners, cosmetics, emulsifiers, paint, heat transfer fluids and ethylene glycol.

Ethylene Glycol (EG)	1 billion pounds	EG is used to produce polyester fibers and film, polyethylene terephthalate (“PET”) resin, heat transfer fluids and automobile antifreeze.

Ethylene Oxide Derivatives	225 million pounds	EO derivatives are used to produce paint and coatings, polishes, solvents and chemical intermediates.

Ethanol	50 million gallons	Ethanol is used in the production of solvents as well as household, medicinal and personal care products.

MTBE	284 million gallons (18,500 barrels/day)(c)	MTBE is a gasoline component for reducing emissions in reformulated gasoline and enhancing octane value.
AROMATICS:

Benzene	310 million gallons	Benzene is used to produce styrene, phenol and cyclohexane. These products are used in the production of nylon, plastics, rubber and polystyrene. Polystyrene is used in insulation, packaging and drink cups.

Toluene	66 million gallons	Toluene is used as an octane enhancer in gasoline, as a chemical feedstock for benzene and/or paraxylene production, and a core ingredient in toluene diisocyanate, a compound used in urethane production.
SPECIALTY PRODUCTS:

Dicyclopentadiene (DCPD)	130 million pounds	DCPD is a component of inks, adhesives and polyester resins for molded parts such as tub and shower stalls and boat hulls.

Isoprene	145 million pounds	Isoprene is a component of premium tires, adhesive sealants and other rubber products.

Resin Oil	150 million pounds	Resin oil is used in the production of hot-melt-adhesives, inks, sealants, paints and varnishes.

Piperylenes	100 million pounds	Piperylenes are used in the production of adhesives, inks and sealants.

Alkylate	337 million gallons (d)	Alkylate is a premium gasoline blending component used by refiners to meet Clean Air Act standards for reformulated gasoline.

Diethyl Ether	5 million gallons	Diethyl ether is used in laboratory reagents, gasoline and diesel engine starting fluid, liniments, analgesics and smokeless gunpowder.

(a)	Includes 850 million pounds/year of ethylene capacity and 200 million pounds/year of propylene capacity at our Lake Charles, Louisiana facility. Our Lake Charles facility has been temporarily idled since the first quarter of 2001.

(b)	Does not include refinery-grade material or production from the product flexibility unit at our Channelview facility, which can convert ethylene and other light petrochemicals into propylene. This facility has an annual processing capacity of one billion pounds per year of propylene.

(c)	Includes up to 44 million gallons/year of capacity processed by us for LYONDELL-CITGO Refining LP (“LCR,” a joint venture of which Lyondell owns a 58.75% interest) and returned to LCR.

(d)	Includes up to 172 million gallons/year of capacity processed by us for LCR and returned to LCR.

Raw Materials

The raw materials cost for olefins production is the largest component of total cost for the petrochemicals business. Olefins plants with the flexibility to consume a wide range of raw materials historically have had lower variable costs than olefins plants that are restricted in their raw material processing capability to NGLs. The primary raw materials used in the production of olefins are crude-oil based liquids (also referred to as “heavy raw materials”) and NGLs (also referred to as “light raw materials”). Crude-oil based liquids generally are delivered by ship or barge. NGLs are delivered to our facilities primarily via pipeline. Crude-oil based liquids have had a historical cost advantage over NGLs such as ethane and propane, assuming the co-products were recovered and sold. For example, facilities using crude-oil based liquids historically have generated approximately four cents additional variable margin on average per pound of ethylene produced compared to using ethane. This margin advantage is based on an average of historical data over a period of years and is subject to short-term fluctuations, which can be significant. During the second half of 2001 and in 2002, the advantage was significantly less than the historical average. For the first nine months of 2003, the average margin advantage has been higher than historical levels. We have the capability to realize this margin advantage due to our ability to process crude-oil based liquids at our Channelview, Corpus Christi and Chocolate Bayou, Texas facilities.

Our Channelview facility is particularly flexible because it can process 100% crude-oil based liquids or up to 80% NGLs. Our Corpus Christi plant can process up to 70% crude-oil based liquids or up to 70% NGLs. Our Chocolate Bayou facility processes 100% crude-oil based liquids. Our LaPorte facility can process natural gasoline and NGLs, including heavier NGLs such as butane. Our three other olefins facilities process only NGLs.

As described above, we believe that our raw material flexibility is a key advantage in the production of olefins. As a result, although the majority of our crude-oil based liquids requirements are purchased via contractual arrangements from a variety of domestic and international sources, we also purchase crude-oil based liquids on the spot market from domestic and international sources in order to maintain our raw material flexibility and to take advantage of raw material pricing opportunities. Similarly, we purchase a majority of our NGLs requirements via contractual arrangements from a variety of sources, but also purchase NGLs on the spot market. We also obtain a portion of our crude-oil based liquids requirements from LCR at market-related prices. We purchase all of our methanol requirements from Lyondell and its subsidiaries at a mix of cost-based and market-based prices. Also, we purchase large amounts of natural gas to be used as energy for consumption in our business via market-based contractual arrangements with a variety of sources.

Our raw materials are, in general, commodity chemicals with numerous suppliers and ready availability at competitive prices. Historically, raw material availability has not been an issue for our petrochemicals business segment. For additional discussion regarding the effects of raw material pricing on recent operating performance, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Marketing and Sales

Ethylene produced by our Clinton and Morris facilities generally is consumed as a raw material by the polymers operations at those sites, or is transferred to Tuscola from Morris by pipeline for the production of ethanol. Ethylene produced by our LaPorte facility is consumed as a raw material by our polymers operations and Millennium’s vinyl acetate operations in LaPorte and also is distributed by pipeline for other internal uses and to third parties. Ethylene and propylene produced at the Channelview, Chocolate Bayou, Corpus Christi and Lake Charles olefins plants are generally distributed by pipeline or via exchange agreements to our Gulf Coast polymer and EO and EG facilities as well as to our affiliates and third parties. Our Lake Charles facility has been temporarily idled since the first quarter of 2001. For the year ended December 31, 2002, approximately 93% of our ethylene production, based on sales dollars, was consumed by our polymers or oxygenated products businesses or sold to our owners and their affiliates at market-related prices.

With respect to sales to unaffiliated parties, we sell a majority of our olefins products to customers with whom we have had long-standing relationships. These sales generally are made under written agreements that typically provide for monthly negotiation of price; customer purchases of a specified minimum quantity; and three- to six-year terms with automatic one- or two-year term extension provisions. Some contracts may be terminated early if deliveries have been suspended for several months. No single customer accounted for 10% or more of our total revenues in 2002.

EO and EG typically are sold under three- to five-year contracts, with monthly pricing based on current market conditions. Lyondell provides sales services for us outside of North America for EO derivatives. Glycol ethers are sold primarily into the solvent and distributor markets at current market prices, as are ethanolamines and brake fluids. Ethanol and ethers primarily are sold under one-year contracts at market prices.

We license MTBE technology under a license from a subsidiary of Lyondell and sell a significant portion of MTBE produced at one of our two Channelview units to Lyondell at market-related prices. The production from the second unit is processed by us and returned to LCR for gasoline blending. MTBE produced at Chocolate Bayou is sold at market-related prices to Lyondell for resale.

We sell most of our aromatics production under contracts that have initial terms ranging from one to three years and that typically contain automatic one-year term extension provisions. These contracts generally provide for monthly price adjustments based upon current market prices. Benzene produced by LCR is sold directly to us at market-related prices. We serve as LCR’s sole agent to market toluene produced by LCR.

We at times purchase ethylene, propylene, benzene and butadiene for resale, when necessary, to satisfy customer demand for these products above production levels. Volumes of ethylene, propylene, benzene and butadiene purchases made for resale can vary significantly from period to period. However, purchased volumes have not historically had a significant impact on profitability.

Most of the ethylene and propylene production of the Channelview, Chocolate Bayou, Corpus Christi and Lake Charles facilities is shipped via a 1,430-mile pipeline system which has connections to numerous Gulf Coast ethylene and propylene consumers. This pipeline system, some of which is owned and some of which is leased by us, extends from Corpus Christi to Mont Belvieu to Port Arthur, Texas as well as around the Lake Charles, Louisiana area. In addition, exchange agreements with other olefins producers allow access to customers who are not directly connected to our pipeline system. Some ethylene is shipped by railcar from Clinton, Iowa to Morris, Illinois. A pipeline owned and operated by a third party is used to transport ethylene from Morris, Illinois to Tuscola, Illinois. Some propylene is shipped by ocean-going vessel. Ethylene oxide is shipped by railcar, and its derivatives are shipped by railcar, truck, isotank or ocean-going vessel. Butadiene, aromatics and other petrochemicals are distributed by pipeline, railcar, truck, barge or ocean-going vessel.

We have recently entered into a long-term propylene supply arrangement with a subsidiary of Sunoco. Beginning April 1, 2003, we supply 700 million pounds of propylene annually to Sunoco for a period of 15 years, and a majority of the propylene to be supplied is provided under a cost-based formula. This supply arrangement replaces a previous contract under which we supplied 400 million pounds of propylene annually to Sunoco.

Competition and Industry Conditions

The bases for competition in our petrochemicals products are price, product quality, product deliverability and customer service. We compete with other large domestic producers of petrochemicals, including BP p.l.c. (“BP”), Chevron Phillips Chemical Company LP (“Chevron Phillips”), The Dow Chemical Company (“Dow”), Exxon Mobil Corporation (“ExxonMobil”), Huntsman Chemical Company, NOVA Chemicals Corporation (“NOVA Chemicals”) and Shell Chemical Company (“Shell”). Industry consolidation, including the combinations of British Petroleum and Amoco, Exxon and Mobil, and Dow and Union Carbide Corporation and the formation of Chevron Phillips, has brought North American production capacity under control of fewer, although larger and stronger, competitors.

Our combined rated ethylene capacity at January 1, 2003 was approximately 11.6 billion pounds of ethylene per year, or approximately 15% of total North American production capacity. Based on published rated production capacities, we believe we are the second largest producer of ethylene in North America. North American ethylene rated capacity at January 1, 2003 was approximately 79 billion pounds per year. Approximately 78% of the total ethylene production capacity in North America is located along the Gulf Coast.

Petrochemicals profitability is affected by raw materials costs and the level of demand for petrochemicals and derivatives, along with vigorous price competition among producers which may intensify due to, among other things, the addition of new capacity. Ethylene markets continue to be affected by excess capacity as a result of recent capacity additions, which have not yet been absorbed by demand growth. In general, demand is a function of economic growth in the United States and elsewhere in the world, which fluctuates. It is not possible to predict accurately the changes in raw material costs, market conditions and other factors that will affect petrochemical industry margins in the future. The petrochemicals industry historically has experienced significant volatility in profitability due to fluctuations in capacity utilization.

Our other major commodity chemical products also experience cyclical market conditions similar to, although not necessarily coincident with, those of olefins.

Polymers Segment

Overview

Through facilities located at nine plant sites in four states, our polymers segment manufactures a wide variety of polyolefins, including polyethylene, polypropylene and various performance polymers. Polyolefins are used in a variety of consumer and industrial products, including packaging film, trash bags, automotive parts, plastic bottles and caps and compounds for wire and cable insulation.

We manufacture polyethylene using a variety of technologies at five facilities in Texas and at our Morris, Illinois and Clinton, Iowa facilities. The Morris and Clinton facilities enjoy a freight cost advantage over Gulf Coast producers in delivering products to customers in the U.S. Midwest and on the East Coast of the United States. Polyethylene accounted for approximately 27% of our total revenues in 2002, 27% in 2001 and 26% in 2000.

We produce performance polymer products, which include enhanced grades of polyethylene and polypropylene, at several of our polymers facilities. We believe that, over a business cycle, average selling prices and profit margins for performance polymers tend to be higher than average selling prices and profit margins for higher-volume commodity polyethylenes. We also produce wire and cable insulating resins and compounds at LaPorte, Texas; and Morris, Illinois, and wire and cable insulating compounds at Fairport Harbor, Ohio; and Tuscola, Illinois. Wire and cable insulating resins and compounds are used to insulate copper and fiber optic wiring in power, telecommunication, computer and automobile applications. In August 2002, we permanently shutdown our Peachtree City, Georgia wire and cable insulating compounds facility. Our Morris, Illinois facility manufactures polypropylene using propylene produced as a co-product of our ethylene production as well as propylene purchased from unaffiliated parties. Polypropylene is sold for various applications in the automotive, housewares and appliance industries. On March 31, 2003, we sold our Bayport polypropylene manufacturing unit in Pasadena, Texas to a subsidiary of Sunoco.

The following table outlines our polymers and performance polymers products, annual processing capacity at January 1, 2003, and the primary uses for such products. Unless otherwise specified, annual processing capacity was calculated by estimating the number of days in a typical year that a production unit of a plant is expected to operate, after allowing for downtime for regular maintenance, and multiplying that number by an amount equal to the unit’s optimal daily output based on the design raw material mix. Because the processing capacity of a production unit is an estimated amount, actual production volumes may be more or less than the capacities set forth below.

Product	Annual Capacity	Primary Uses
POLYETHYLENE:
High density polyethylene (HDPE)	3.1 billion pounds	HDPE is used to manufacture grocery, merchandise and trash bags; food containers for items from frozen desserts to margarine; plastic caps and closures; liners for boxes of cereal and crackers; plastic drink cups and toys; dairy crates; bread trays; pails for items from paint to fresh fruits and vegetables; safety equipment such as hard hats; house wrap for insulation; bottles for household and industrial chemicals and motor oil; milk, water, and juice bottles; and large (rotomolded) tanks for storing liquids such as agricultural and lawn care chemicals.

Low density polyethylene (LDPE)	1.5 billion pounds	LDPE is used to manufacture food packaging films; plastic bottles for packaging food and personal care items; dry cleaning bags; ice bags; pallet shrink wrap; heavy-duty bags for mulch and potting soil; boil-in-bag bags; coatings on flexible packaging products; and coatings on paper board such as milk cartons. Ethylene vinyl acetate is a specialized form of LDPE used in foamed sheets, bag-in-box bags, vacuum cleaner hoses, medical tubing, clear sheet protectors and flexible binders.

Linear low density polyethylene (LLDPE)	1.1 billion pounds	LLDPE is used to manufacture garbage and lawn-leaf bags; industrial can liners; housewares; lids for coffee cans and margarine tubs, dishpans, home plastic storage containers, kitchen trash containers; large (rotomolded) toys like outdoor gym sets; drip irrigation tubing; protective coating for telephone wires, and film; shrink wrap for multi-packaging canned food, bag-in-box bags, produce bags, and pallet stretch wrap.

POLYPROPYLENE:

Polypropylene	280 million pounds (a)	Polypropylene is used to manufacture fibers for carpets, rugs and upholstery; housewares; automotive battery cases; automotive fascia, running boards and bumpers; grid-type flooring for sports facilities; fishing tackle boxes; and bottle caps and closures.

PERFORMANCE POLYMERS:

Wire and Cable Insulating Resins and Compounds	(b)	Wire and cable insulating resins and compounds are used to insulate copper and fiber optic wiring in power, telecommunication, computer and automobile applications.

Polymeric Powders	(b)	Polymeric powders are component products in structural and bulk molding compounds, parting agents and filters for appliance, automotive and plastics processing industries.

Polymers for Adhesives, Sealants and Coatings	(b)	Polymers are components in hot-melt-adhesive formulations for case, carton and beverage package sealing, glue sticks, automotive sealants, carpet backing and adhesive labels.

Reactive Polyolefins	(b)	Reactive polyolefins are functionalized polymers used to bond non-polar and polar substrates in barrier food packaging, wire and cable insulation and jacketing, automotive gas tanks and metal coating applications.

(a)	Adjusted to reflect the sale on March 31, 2003 of the Bayport polypropylene manufacturing unit, which had 400 million pounds/year of polypropylene capacity.

(b)	These are enhanced grades of polyethylene and are included in the capacity figures for HDPE, LDPE and LLDPE above, as appropriate.

Raw Materials

The primary raw materials for our polymers segment are ethylene and propylene. With the exception of the Chocolate Bayou polyethylene plant, our polyethylene and polypropylene production facilities can receive their ethylene and propylene directly from our petrochemical facilities via our olefins pipeline system, by third-party pipelines or from on-site production. Most of the raw materials consumed by our polymers segment are produced internally by our petrochemicals segment. The polyethylene plants at Chocolate Bayou, LaPorte and Bayport, Texas are connected by pipeline to third parties and can receive ethylene via exchanges or purchases. The polypropylene facility at Morris, Illinois also receives propylene from third parties. On March 31, 2003, we sold our Bayport polypropylene manufacturing unit to Sunoco.

Our raw materials are, in general, commodity chemicals with numerous bulk suppliers and ready availability at competitive prices. Historically, raw material availability has not been an issue for our polymers business segment. For additional discussion regarding the effects of raw material pricing on recent operating results, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Marketing and Sales

Our polymers products are primarily sold to an extensive base of established customers. Approximately 45% of our polymers products volumes are sold to customers under term contracts, typically having a duration of one to three years. The remainder generally is sold without contractual term commitments. In either case, in most of the continuous supply relationships, prices are subject to change upon mutual agreement between us and the customer. No single customer accounted for 10% or more of our total revenues in 2002.

Polymers are primarily distributed via railcar. We own or lease, pursuant to long-term lease arrangements, approximately 7,500 railcars for use in our polymers business. We sell the vast majority of our polymers products in the United States and Canada, and such sales primarily are through our own sales organization. We generally engage sales agents to market our polymers in the rest of the world.

Competition and Industry Conditions

The bases for competition in our polymers products are price, product performance, product quality, product deliverability and customer service. We compete with other large producers of polymers, including BP Solvay Polyethylene, Chevron Phillips, Dow, Eastman Chemical Company, ExxonMobil, Formosa Plastics, Huntsman Chemical Company, NOVA Chemicals, TotalFinaElf and Westlake Polymers. Industry consolidation, including the combinations of British Petroleum and Amoco, Exxon and Mobil, and Dow and Union Carbide Corporation, the formation of Chevron Phillips, and the polymers business combinations between BP and Solvay, has brought North American production capacity under control of fewer, although larger and stronger, competitors.

Based on published rated industry capacities, we are the third largest producer of polyethylene in North America. We also believe that we are a leading domestic producer of polyolefins powders, wire and cable insulating resins and compounds, and polymers for adhesives. The combined rated capacity of our polyethylene units as of January 1, 2003 was approximately 5.7 billion pounds per year, or approximately 13% of total industry capacity in North America. There are 15 other North American producers of polyethylene, including BP Solvay Polyethylene, Chevron Phillips, Dow, ExxonMobil and NOVA Chemicals. On March 31, 2003, we sold our Bayport polypropylene manufacturing unit to a subsidiary of Sunoco.

Polymers profitability is affected by raw material costs and the worldwide level of demand for polymers, along with vigorous price competition among producers which may intensify due to, among other things, the addition of new capacity. In general, demand is a function of economic growth in the United States and elsewhere in the world, which fluctuates. It is not possible to predict accurately the changes in raw material costs, market conditions and other factors, which will affect polymers industry margins in the future.

Properties Owned or Leased by Us

Our principal manufacturing facilities and principal products as of September 30, 2003 are set forth below. All of these facilities are wholly owned by us unless otherwise noted.

Location	Principal Products
Beaumont, Texas (a)*	EG
Channelview, Texas (b)*	Ethylene, Propylene, Butadiene, Benzene, Toluene, DCPD, Isoprene, Resin Oil, Piperylenes, Alkylate and MTBE
Corpus Christi, Texas*	Ethylene, Propylene, Butadiene and Benzene
Chocolate Bayou, Texas (c)*	HDPE
Chocolate Bayou, Texas (c) (d)*	Ethylene, Propylene, Butadiene, Benzene, Toluene, DCPD, Isoprene, Resin Oil and MTBE
LaPorte (Deer Park), Texas*	Ethylene, Propylene, LDPE, LLDPE, Wire and Cable Insulating Resins and Polymers for Adhesives, Sealants and Coatings
Matagorda, Texas*	HDPE
Bayport (Pasadena), Texas*	EO, EG and Other EO Derivatives
Bayport (Pasadena), Texas (e)*	LDPE
Victoria, Texas (d)*	HDPE
Lake Charles, Louisiana (f)*	Ethylene and Propylene
Morris, Illinois*	Ethylene, Propylene, LDPE, LLDPE and Polypropylene
Tuscola, Illinois*	Ethanol, Diethyl Ether, Wire and Cable Insulating Compounds and Polymeric Powders
Clinton, Iowa*	Ethylene, Propylene, LDPE, HDPE and Reactive Polyolefins
Fairport Harbor, Ohio (g)	Wire and Cable Insulating Compounds
Newark, New Jersey	Denatured Alcohol

*	As of January 1, 2003, facilities which received the OSHA Star Certification, which is the highest safety designation issued by the U.S. Department of Labor.

(a)	The Beaumont facility is owned by PD Glycol, a partnership owned 50% by us and 50% by DuPont.

(b)	The Channelview facility has two ethylene processing units. LMC owns a methanol plant located within the Channelview facility on property LMC leases from us. A third party owns and operates a facility on land leased from us that is used to purify hydrogen from LMC’s methanol plant. We also operate a styrene maleic anhydride unit and a polybutadiene unit, which are owned by a third party and are located on property leased from us within the Channelview facility.

(c)	Millennium and Occidental each contributed a facility located in Chocolate Bayou. These facilities are not on contiguous property.

(d)	The land is leased, and the facility is owned.

(e)	This facility is operated for us by Sunoco.

(f)	The Lake Charles facility has been temporarily idled since the first quarter of 2001. The facilities and land are leased from an affiliate of Occidental, Occidental Chemical Corporation, under a lease that expires in May 2004 and has renewal provisions for two additional one-year periods at either party’s option.

(g)	The building and land are leased.

In March 2002, we permanently shut down our Anaheim, California ethanol denaturing facility. In August 2002, we permanently shut down our Peachtree City, Georgia wire and cable insulating compounds facility.

We own a storage facility, a tract of land with four brine ponds and a tract of vacant land in Mont Belvieu, Texas, located approximately 15 miles east of the Channelview facility. Storage capacity for up to approximately 13 million barrels of NGLs, ethylene, propylene and other hydrocarbons is provided in caverns within the salt dome at the Mont Belvieu facility. There are an additional 3 million barrels of ethylene and propylene storage and four brine ponds operated by us on leased property in Markham, Texas.

We use an extensive olefins pipeline system, some of which we own and some of which we lease, extending from Corpus Christi to Mont Belvieu to Port Arthur and around the Lake Charles area. We own other pipelines in connection with our Chocolate Bayou, Matagorda, Victoria, Corpus Christi and the LaPorte facilities. We use a pipeline owned and operated by an unaffiliated party to transport ethylene from our Morris facility to our Tuscola facility.

We own and lease several pipelines connecting the Channelview facility, the LCR refinery and the Mont Belvieu storage facility. These pipelines are used to transport feedstocks, butylenes, hydrogen, butane, MTBE and unfinished gasolines. We also own a barge docking facility near the Channelview facility capable of berthing eight barges and related terminal equipment for loading and unloading raw materials and products. We own or lease pursuant to long-term lease arrangements approximately 8,900 railcars for use in our petrochemicals and polymers businesses.

Lyondell provides office space to us for our executive offices and headquarters in downtown Houston, Texas as part of a shared services arrangement. See “Related Party Transactions—Services and Shared-Site Agreements with Lyondell and Affiliates of Millennium and Occidental.” In addition, we own facilities which house the Morris, Cincinnati and Chocolate Bayou research operations. We also lease sales facilities and lease storage facilities, primarily in the Gulf Coast area, from various parties for the handling of products.

Employee Relations

As of September 30, 2003, we employed approximately 3,300 full-time employees. In addition to our own employees, we use the services of Lyondell employees pursuant to a Shared Services Agreement and also use the services of independent contractors in the routine conduct of our business. Approximately 5% of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good. See “Related Party Transactions—Services and Shared-Site Agreements with Lyondell and Affiliates of Millennium and Occidental.”

Research and Technology; Patents and Trademarks

We conduct research and development principally at our Cincinnati, Ohio technical center, with additional facilities located in Morris, Illinois and Chocolate Bayou, Texas. Our research and development expenditures were $38 million for 2002, $39 million for 2001 and $38 million for 2000, all of which were expensed as incurred.

We maintain a growing patent portfolio that is continuously supplemented by new patent applications related to our petrochemicals and polymers businesses. As of September 30, 2003, we owned approximately 215 United States patents and approximately 335 worldwide patents. We have numerous trademarks and trademark registrations in the United States and other countries, including the Equistar logo. We do not regard our business as being materially dependent upon any single patent or trademark.

Legal Proceedings

On January 19, 2001, Equistar and LCR, individually, and Lyondell, individually and as part of the BCCA Appeal Group (a group of industry participants), filed a lawsuit against the TCEQ in State District Court in Travis County, Texas to encourage the adoption of the plaintiffs’ alternative plan to achieve the same air quality improvement as the TCEQ plan, with less negative economic impact on the region. In June 2001, the parties entered into a consent order with respect to the lawsuit. Pursuant to the consent order, the TCEQ agreed to review, by June 2002, the scientific data for ozone formation in the Houston/Galveston region. In October 2001, the EPA approved the original TCEQ plan, and the BCCA Appeal Group filed a timely petition for judicial review of that action in the United States Fifth Circuit Court of Appeals in January 2002. In December 2002, the TCEQ adopted revised NOx and HRVOC rules in response to this litigation. On March 5, 2003, the plaintiffs’ filed a voluntary dismissal of the case brought in State District Court in Travis County, Texas. On October 28, 2003, the United States Fifth Circuit Court of Appeals affirmed the EPA approval of the original December 2000 TCEQ plan (the 90% reduction requirement). Since the TCEQ adopted revised rules regarding NOx (the 80% reduction requirement) and HRVOCs in December 2002 in response to this litigation, the Fifth Circuit Court of Appeals decision is not expected to have a material adverse effect on our business or financial condition. For a discussion of the impact of these rules, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Environmental Matters.”

In addition, we are, from time to time, a defendant in lawsuits, some of which are not covered by insurance. Many of these suits make no specific claim for relief. Although final determination of legal liability and the resulting financial impact with respect to any such litigation cannot be ascertained with any degree of certainty, we do not believe that any ultimate uninsured liability resulting from the legal proceedings in which we currently are involved (directly or indirectly) will individually, or in the aggregate, have a material adverse effect on our business or financial condition.

From time to time we receive notices from federal, state or local governmental entities of alleged violations of environmental laws and regulations pertaining to, among other things, the disposal, emission and storage of chemical and petroleum substances, including hazardous wastes. Although we have not been the subject of significant penalties to date, such alleged violations may become the subject of enforcement actions or other legal proceedings and may (individually or in the aggregate) involve monetary sanctions of $100,000 or more (exclusive of interest and costs).

In April 1997, the Illinois Attorney General’s Office filed a complaint in Grundy County, Illinois Circuit Court seeking monetary sanctions for releases into the environment at Millennium’s Morris, Illinois plant in alleged violation of state regulations. The Morris, Illinois plant was contributed to us on December 1, 1997 in connection with our formation. We have reached a tentative settlement with the State of Illinois, which includes a civil penalty in the amount of $175,000, and are finalizing the settlement consent decree with the State of Illinois. We do not believe that the ultimate resolution of this complaint will have a material adverse effect on our business or financial condition.

In May 2003, the TCEQ notified us that it is seeking a civil penalty of $167,000 in connection with alleged exceedances of permitted emissions at certain cooling towers at our Channelview plant. We do not believe that the ultimate resolution of this matter will have a material adverse effect on our business or financial condition.

In August 2003, the EPA notified us that it is seeking a civil penalty arising from a 1999 inspection relating to alleged violations of Clean Air Act regulations at our Lake Charles plant. We have reached a tentative settlement with the EPA, which includes a civil penalty in the amount of $195,000, and are finalizing the settlement consent decree with the EPA. We do not believe that the ultimate resolution of this matter will have a material adverse effect on our business or financial condition.

Lyondell, Millennium Petrochemicals and Occidental and certain of its subsidiaries have each agreed to provide certain indemnifications to us with respect to the petrochemicals and polymers businesses they each contributed. In addition, we have agreed to assume third party claims that are related to certain contingent liabilities arising prior to the contribution transactions. Lyondell, Millennium Petrochemicals and Occidental each remain liable under these indemnification arrangements to the same extent following Lyondell’s acquisition of Occidental’s interest in us as they were before. See “Related Party Transactions—Asset Contributions by Lyondell and Affiliates of Millennium and Occidental” for more information regarding these indemnification obligations.

OUR MANAGEMENT

A Partnership Governance Committee manages and controls our business, property and affairs, including the determination and implementation of our strategic direction. The general partners exercise their authority to manage and control us only through the Governance Committee, subject to delegation to the executive officers discussed below. The Governance Committee consists of six members, called representatives, three appointed by each general partner. The participation rights of any general partner’s representatives may be curtailed to the extent that the general partner or its affiliates cause a default under the partnership agreement. See “Description of the Partnership Agreement” below.

Partnership Governance Committee

The following biographical information is furnished with respect to each of the members of the Governance Committee. The information includes age as of September 30, 2003, present position, if any, with us, period served as a member of the Governance Committee, and other business experience during at least the past five years.

Dan F. Smith, 57	Mr. Smith has been a member and Co-Chairman of the Governance Committee since December 1997 and has been our Chief Executive Officer since December 1997. Mr. Smith has been a director of Lyondell since October 1988. He has been President of Lyondell since August 1994 and Chief Executive Officer of Lyondell since December 1996. Mr. Smith was Chief Operating Officer of Lyondell from May 1993 to December 1996. Prior thereto, Mr. Smith held various senior executive positions with Lyondell and Atlantic Richfield Company (“ARCO”), including Executive Vice President and Chief Financial Officer of Lyondell, Vice President, Corporate Planning of ARCO and Senior Vice President in the areas of management, manufacturing, control and administration for Lyondell and the Lyondell Division of ARCO. Mr. Smith is a director of Cooper Industries, Inc.

Robert E. Lee, 47	Mr. Lee has been a member and Co-Chairman of the Governance Committee since July 2003. Mr. Lee has served as President and Chief Executive Officer of Millennium since July 2003. He was Executive Vice President-Growth and Development of Millennium from March 2001 to July 2003. He was President and Chief Executive Officer of Millennium Inorganic Chemicals from June 1997 to March 2001. From October 1996 (when Millennium was formed) to June 1997, he served as the President and Chief Operating Officer of Millennium. Mr. Lee has been a director of Millennium since its inception. Mr. Lee was a director and the Senior Vice President and Chief Operating Officer of Hanson Industries from June 1995 until the formation of Millennium, an Associate Director of Hanson from 1992 until the formation of Millennium, Vice President and Chief Financial Officer of Hanson Industries from 1992 to June 1995, Vice President and Treasurer of Hanson Industries from 1990 to 1992, and Treasurer of Hanson Industries from 1987 to 1990. He joined Hanson Industries in 1982.

C. William Carmean, 50	Mr. Carmean has been a member of the Governance Committee since August 2003. Mr. Carmean has served as Senior Vice President, General Counsel and Secretary of Millennium since January 2002. He was Vice President-Legal of Millennium from December 1997 to December 2001. He was Associate General Counsel of Millennium from the inception of Millennium to December 1997, Associate General Counsel of Hanson Industries from 1993 to the formation of Millennium, and Corporate Counsel of Quantum Chemical Corporation from 1990 until its acquisition by Hanson in 1993.

T. Kevin DeNicola, 49	Mr. DeNicola has been a member of the Governance Committee since May 1998. Mr. DeNicola was appointed Senior Vice President and Chief Financial Officer of Lyondell effective as of June 30, 2002. Prior thereto, he served as Vice President, Corporate Development of Lyondell since April 1998, overseeing strategic planning. From 1996 until April 1998, Mr. DeNicola was Director of Investor Relations of Lyondell. Mr. DeNicola served as Ethylene Products Manager of Lyondell from 1993 until 1996. Mr. DeNicola also serves as a member of the Partnership Governance Committee of LCR.

Kerry A. Galvin, 42	Ms. Galvin has been a member of the Governance Committee since May 2002. Ms. Galvin was appointed Senior Vice President, General Counsel and Secretary of Lyondell in May 2002. Prior thereto, she served as Vice President, General Counsel and Secretary since July 2000. Ms. Galvin has responsibility for legal and governmental affairs for the Lyondell enterprise. Ms. Galvin originally joined Lyondell in 1990 and held various positions in the legal department prior to July 2000, including Associate General Counsel with responsibility for international legal affairs.

John E. Lushefski, 47	Mr. Lushefski has been a member of the Governance Committee since December 1997. Mr. Lushefski has been Senior Vice President and Chief Financial Officer of Millennium since 1996.

Executive Officers

The Governance Committee has delegated responsibility for day-to-day operations to our executive officers. The executive officers consist of a Chief Executive Officer and others as determined from time to time by the Governance Committee. Except for the Chief Executive Officer, the approval of at least two representatives of each of Lyondell and Millennium is required to appoint or discharge executive officers, based upon the recommendation of the Chief Executive Officer.

The Chief Executive Officer holds office for a five-year term, assuming he does not resign or die and is not removed, and need not be an employee of Equistar. The Chief Executive Officer may be removed at any time by action of the Governance Committee. Lyondell has the right to designate our Chief Executive Officer, provided the person designated is reasonably acceptable to Millennium.

The following table sets forth the names and ages of our executive officers as of September 30, 2003.

Name	Age	Partnership Position
Dan F. Smith	57	Chief Executive Officer
Morris Gelb	57	Chief Operating Officer
Edward J. Dineen	49	Senior Vice President, Chemicals and Polymers
W. Norman Phillips, Jr.	48	Senior Vice President, Fuels and Raw Materials
Charles L. Hall	53	Vice President and Controller

Mr. Smith has been our Chief Executive Officer since December 1997. Mr. Smith has been a director of Lyondell since October 1988. He has been President of Lyondell since August 1994 and Chief Executive Officer of Lyondell since December 1996. Mr. Smith was Chief Operating Officer of Lyondell from May 1993 to December 1996. Prior thereto, Mr. Smith held various senior executive positions with Lyondell and ARCO, including Executive Vice President and Chief Financial Officer of Lyondell, Vice President, Corporate Planning of ARCO and Senior Vice President in the areas of management, manufacturing, control and administration for Lyondell and the Lyondell Division of ARCO. Mr. Smith is a director of Cooper Industries, Inc. and is a member of our Governance Committee.

Mr. Gelb was appointed as our Chief Operating Officer in March 2002. Mr. Gelb has served as Executive Vice President and Chief Operating Officer of Lyondell since December 1998. Previously, he served as Senior Vice President, Manufacturing, Process Development and Engineering of Lyondell from July 1998 to December 1998. He was named Vice President for Research and Engineering of ARCO Chemical in 1986 and Senior Vice President of ARCO Chemical in July 1997. Mr. Gelb also serves as a member of the Partnership Governance Committee of LCR.

Mr. Dineen was appointed as our Senior Vice President, Chemicals and Polymers in March 2002 and Senior Vice President, Chemicals and Polymers of Lyondell in May 2002. Prior thereto, he served as Senior Vice President, Intermediates and Performance Chemicals of Lyondell since May 2000. Prior to this position, he served as Senior Vice President, Urethanes and Performance Chemicals of Lyondell since July 1998. He served as Vice President, Performance Products and Development for ARCO Chemical beginning in June 1997, and served as Vice President, Planning and Control for ARCO Chemical European Operations from 1993 until his appointment as Vice President, Worldwide CoProducts and Raw Materials in 1995.

Mr. Phillips was appointed as our Senior Vice President, Fuels and Raw Materials in March 2002 and Senior Vice President, Fuels and Raw Materials of Lyondell in May 2002. Prior thereto, he served as our Senior Vice President, Polymers since August 1998. He was previously our Vice President, Petrochemicals from December 1997 to August 1998. Mr. Phillips also has served as a Senior Vice President of Lyondell since October 2000. He previously served as Vice President, Polymers of Lyondell from January 1997 to December 1997, and as Vice President of Lyondell with responsibilities in the areas of marketing and operations from 1993 to January 1997. Mr. Phillips also serves as a member of the Partnership Governance Committee of LCR.

Mr. Hall was appointed Vice President and Controller of Equistar and Lyondell in October 2001. Prior thereto, Mr. Hall was with BP plc (formerly BP Amoco plc) for sixteen years in a variety of financial positions, including General Manager—Accounting and Reporting for BP’s North American operations, Controller of Amoco Chemical Company and Assistant Controller of Amoco Corporation. Prior to joining Amoco, Mr. Hall spent 10 years with Arthur Young & Company.

Compensation

Our Annual Report on Form 10-K for 2002 presents information on executive compensation and our incentive plans that were in effect on December 31, 2002. These plans remain in effect.

OWNERSHIP

We are wholly owned by subsidiaries of Lyondell and Millennium. Lyondell’s subsidiaries own 70.5% of our equity and Millennium’s subsidiaries own 29.5%. Lyondell’s interest increased from 41% to 70.5% on August 22, 2002 when it acquired the equity of entities that were previously subsidiaries of Occidental. Lyondell and Millennium each file reports and other information with the SEC, and you may read and copy any document filed by Lyondell or Millennium at the SEC’s public reference room or on the SEC’s Internet site located at www.sec.gov. Information Lyondell and Millennium file with the SEC is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Name and Address of Beneficial Owner	Nature of Beneficial Ownership	Percentage Partnership Interest

Lyondell Petrochemical L.P. Inc. Two Greenville Crossing 4001 Kennett Pike, Suite 238 Greenville, DE 19807	Limited Partner	21.617%

Lyondell (Pelican) Petrochemical L.P.1, Inc. Two Greenville Crossing 4001 Kennett Pike, Suite 238 Greenville, DE 19807	Limited Partner	6.623%

Lyondell (Pelican) Petrochemical L.P.2, Inc. Two Greenville Crossing 4001 Kennett Pike, Suite 238 Greenville, DE 19807	Limited Partner	11.439%

Lyondell LP3 Partners, LP Two Greenville Crossing 4001 Kennett Pike, Suite 238 Greenville, DE 19807	Limited Partner	30.000%

Millennium Petrochemicals LP LLC 230 Half Mile Road Red Bank, NJ 07701	Limited Partner	28.910%

Lyondell Petrochemical G.P. Inc. 1221 McKinney Street, Suite 700 Houston, TX 77010	General Partner	0.821%

Millennium Petrochemicals GP LLC 230 Half Mile Road Red Bank, NJ 07701	General Partner	0.590%

Lyondell directly or indirectly owns 100% of the outstanding capital stock of each of Lyondell Petrochemical L.P. Inc., Lyondell (Pelican) Petrochemical L.P.1, Inc., Lyondell (Pelican) Petrochemical L.P.2, Inc., Lyondell LP3 Partners, LP and Lyondell Petrochemical G.P. Inc. (collectively, the “Lyondell Owner Subsidiaries”). Lyondell has pledged its interests in each of the Lyondell Owner Subsidiaries under its bank credit facility. Millennium indirectly owns 100% of the outstanding equity interests of each of Millennium Petrochemicals LP LLC and Millennium Petrochemicals GP LLC (collectively, the “Millennium Owner Subsidiaries”). Millennium has pledged its interest in each of the Millennium Owner Subsidiaries under its bank credit facility. None of the general partners holds any significant assets other than its partnership interest.

Lyondell

Lyondell is a global chemical company. Lyondell had revenues of approximately $3.3 billion for the year ended December 31, 2002, and approximately $7.4 billion of assets at December 31, 2002. Lyondell is vertically integrated into its key raw materials through its equity ownership in us. Lyondell operates in the following businesses:

•	Intermediate Chemicals and Derivatives. Lyondell is a leading producer of propylene oxide, commonly referred to as PO, and a leading worldwide producer and marketer of PO derivatives. Lyondell also is a leading supplier of toluene diisocyanate and a major producer and marketer of styrene monomer and tertiary butyl alcohol, co-products of Lyondell’s proprietary PO technology.

•	Petrochemicals and Polymers. Lyondell operates in these businesses through its ownership interest in us.

•	Refining. Lyondell owns 58.75% of LCR, which owns one of the largest crude oil refineries in the United States processing heavy Venezuelan crude oil. The refinery is located in Houston, Texas and is a full conversion refinery with heavy crude oil processing capability of approximately 268,000 barrels per day of 17 degree API gravity crude oil.

Millennium

Millennium is a major international chemical company, with leading market positions in a broad range of commodity, industrial, performance and specialty chemicals. Millennium had revenues of approximately $1.6 billion for the year ended December 31, 2002, and approximately $2.4 billion of assets at December 31, 2002. In addition to its interest in us, Millennium operates in three business segments: Titanium Dioxide and Related Products; Acetyls; and Specialty Chemicals.

Millennium has leading market positions in the United States and the world:

•	Through its Titanium Dioxide and Related Products business segment, Millennium is the second-largest producer of titanium dioxide in the world. Millennium is also the largest merchant seller of titanium tetrachloride and a major producer of zirconia, silica gel and cadmium-based pigments;

•	Through its Acetyls business segment, Millennium is the second-largest producer of vinyl acetate monomer and acetic acid in North America;

•	Through its Specialty Chemicals business segment, Millennium is a leading producer of terpene-based fragrance and flavor chemicals;

•	Through its 29.5% interest in Equistar, Millennium is a partner in the second-largest producer of ethylene and the third-largest producer of polyethylene in North America, and a leading producer of performance polymers, oxygenated chemicals, aromatics and specialty petrochemicals.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT

Our partnership agreement governs, among other things, our management, ownership, cash distributions and capital contributions. A description of our management, consisting of a Governance Committee and executive officers, is included above under “Our Management.” A description of our ownership structure is set forth above under “Ownership.” The following is a summary of the material provisions of the partnership agreement. This summary is qualified in its entirety by reference to the full and complete text of the partnership agreement, which is available upon written request as provided under “Where You Can Find More Information.”

Actions Requiring Unanimous Voting by the Governance Committee

Unless approved by two or more representatives of each of Lyondell and Millennium, the Governance Committee may not take any actions that would permit or cause us, any of our subsidiaries, or any person acting in the name of or on behalf of any of them, directly or indirectly, whether in a single transaction or a series of related transactions, to:

•	engage, participate or invest in any business outside the scope of our business as described in the partnership agreement;

•	approve any strategic plan, as well as any amendments or updates to the strategic plan, including the annual update described under “—Strategic Plans and Preparation of an Annual Budget” below;

•	authorize any disposition of assets having a fair market value exceeding $30 million in any one transaction or a series of related transactions not contemplated in an approved strategic plan;

•	authorize any acquisition of assets or any capital expenditure exceeding $30 million that is not contemplated in an approved strategic plan;

•	require capital contributions to us within any fiscal year if the total of contributions required from the partners within that year would exceed $100 million, or if the total of contributions required from the partners within that year and the immediately preceding four years would exceed $300 million, other than contributions:

—	contemplated by the asset contribution agreements for each of Lyondell and Millennium,

—	contemplated by an approved strategic plan or

—	required to achieve or maintain compliance with health, safety and environmental laws;

•	authorize the incurrence of debt for borrowed money, unless:

—	the debt is to refinance all or a portion of our credit facility as contemplated below,

—	after giving effect to the incurrence of the debt and any related transactions, we would be expected to have an “investment grade” debt rating by Moody’s and Standard & Poor’s or

—	the debt is incurred to refinance the public or bank debt assumed or incurred by us as contemplated by documents relating to our formation and the contribution of the Occidental contributed business or to refinance any such refinancing debt;

and in the case of each of the three exceptions above, the agreement relating to the debt does not provide that the transfer by a partner of its partnership interests, or a change of control with respect to any partner or any of its affiliates, would either:

—	constitute a default under the debt instruments,

—	otherwise accelerate the maturity of the debt or

—	give the lender or holder any “put rights” or similar rights with respect to the debt instrument;

however, unanimous consent is not required for us to refinance any of our synthetic or capitalized leases in effect on March 31, 2002 with debt for borrowed money if the amount of the debt incurred does not in the aggregate exceed the amount required to terminate the synthetic or capitalized lease;

•	make borrowings under one or more of our bank credit facilities, uncommitted lines of credit or any credit facility or debt instruments that refinances all or any portion of our credit facility or facilities, at any time, if, as a result of any such borrowing, the aggregate principal amount of all such borrowings outstanding at that time would exceed $1.75 billion;

•	enter into interest rate protection or other hedging agreements, other than hydrocarbon hedging agreements in the ordinary course of business;

•	enter into any capitalized lease or off-balance sheet financing arrangements involving payments, individually or in the aggregate, by us in excess of $30 million in any fiscal year;

•	cause us or any of our subsidiaries to issue, sell, redeem or acquire any partnership interests in us or other equity securities, or any rights to acquire, or any securities convertible into or exchangeable for, partnership interests or other equity securities;

•	make cash distributions from us in excess of Available Net Operating Cash, as defined below under “—Distribution of Available Net Operating Cash to Our Partners,” or to make non-cash distributions, except as provided in the partnership agreement in respect of a dissolution or liquidation;

•	appoint or discharge executive officers, other than the Chief Executive Officer, based on the recommendation of the Chief Executive Officer;

•	approve material compensation and benefit plans and policies, material employee policies and material collective bargaining agreements for our employees;

•	initiate or settle any litigation or governmental proceedings if the effect of the litigation or proceedings would be material to our financial condition;

•	change our independent accountants;

•	change our method of accounting as adopted in the partnership agreement or make tax elections under the Internal Revenue Code of 1986, as amended, determined to be appropriate by the Governance Committee;

•	create or change the authority of any auxiliary committee;

•	merge, consolidate or convert us or any of our subsidiaries with or into any other entity, other than a wholly owned subsidiary of Equistar;

•	engage in certain bankruptcy and reorganization actions specified in the partnership agreement;

•	exercise any of the powers or rights described below under “—Transactions with Affiliates” with respect to a business conflict involving either:

—	LCR, its successors or assigns,

—	Lyondell Methanol Company, L.P. (“LMC”), its successors or assigns or

—	any other affiliate of any of the general partners, if the affiliate’s actions with respect to the conflict circumstance are not controlled by Lyondell or Millennium, other than a business conflict involving the exercise of any rights and remedies with respect to a default under any agreement that is the subject of the conflict; or

•	repay any of our long-term debt or any of its long-term synthetic leases that are treated as debt for purposes of federal income tax if, by doing so, the aggregate amount of all such indebtedness would be reduced below $1.825 billion prior to May 15, 2005, and thereafter, below $1.5 billion.

Although unanimous approval by all six members of the Governance Committee is never required, the requirements described above are referred to as “unanimous voting requirements” because two representatives of each of the general partners must agree on any action taken in respect of the enumerated matters.

Transactions with Affiliates

Except as described above under “—Actions Requiring Unanimous Voting by the Governance Committee,” if a business conflict caused by any transaction or dealing between us, or any of our subsidiaries, and one or more of our general partners, or any of their affiliates, occurs, the other general partner will have sole and exclusive power, at our expense, to both (1) control all decisions, elections, notifications, actions, exercises or non-exercises and waivers of all rights, privileges and remedies provided to, or possessed by, us with respect to the conflict and (2) retain and direct legal counsel and to control, assert, enforce, defend, litigate, mediate, arbitrate, settle, compromise or waive any and all claims, disputes and actions if any potential, threatened or asserted claim, dispute or action about a conflict occurs. Any action by the Governance Committee with respect to such a conflict, except as described above under “—Actions Requiring Unanimous Voting by the Governance Committee,” will require the approval of at least two representatives of the uninvolved general partner, and the representatives of the interested general partner will have no votes.

Strategic Plans and Preparation of an Annual Budget

We are managed under a five-year strategic business plan which is updated annually under the direction of our Chief Executive Officer and presented for approval by the Governance Committee no later than 90 days before the start of the first fiscal year covered by the updated plan. The strategic plan must be approved each year by at least two representatives of each of the general partners. The strategic plan establishes our strategic direction, including:

•	plans relating to capital maintenance and enhancement;

•	geographic expansion, acquisitions and dispositions;

•	new product lines;

•	technology;

•	long-term supply and customer arrangements;

•	internal and external financing;

•	environmental and legal compliance; and

•	plans, programs and policies relating to compensation and industrial relations.

In addition, our executive officers prepare an annual budget for each fiscal year. Each annual budget includes an operating budget and capital expenditure budget. Each annual budget must be consistent with the information for its fiscal year included in the most recently approved strategic plan. Unless otherwise provided in the most recently approved strategic plan, each annual budget utilizes a format and provides a level of detail consistent with our previous annual budget.

If for any fiscal year the Governance Committee fails to approve an updated strategic plan, for that year and each subsequent year before the approval of an updated strategic plan, our executive officers will prepare and promptly furnish to the Governance Committee an annual budget consistent with the projections and other information for that year included in the strategic plan most recently approved. Our Chief Executive Officer, acting in good faith, shall be entitled to modify any annual budget:

•	to satisfy current contractual and compliance obligations; and/or

•	to account for other changes in circumstances resulting from the passage of time or the occurrence of events beyond our control.

Our Chief Executive Officer is not authorized to cause us to proceed with capital expenditures to accomplish capital enhancement projects except to the extent that the expenditures would enable us to continue or complete any capital project reflected in the last strategic plan that was approved by the Governance Committee.

After a strategic plan and an annual budget have been approved by the Governance Committee, or an annual budget has been developed as described above in cases where an updated strategic plan has not yet been approved, the Chief Executive Officer is authorized, without further action by the Governance Committee, to cause us to make expenditures consistent with the updated strategic plan and annual budget, provided that all internal control policies and procedures, including those regarding the required authority for expenditures, shall have been followed.

Governance Committee Deadlock Over the Strategic Plan

If the Governance Committee has not agreed upon and approved an updated strategic plan by 12 months after the beginning of the first fiscal year that would have been covered by the plan, then our general partners are required to submit to a non-binding dispute resolution process. The general partners are required to continue the dispute resolution process until either:

•	agreement is reached by the general partners, acting through their representatives, on an updated strategic plan; or

•	at least 24 months have elapsed since the beginning of the first fiscal year that was to be covered by the first updated strategic plan for which agreement was not reached and one general partner determines and notifies the other general partner in writing that no agreement resolving the dispute is likely to be reached.

Following receipt of notice described above, either general partner may elect to dissolve us.

Distribution of Available Net Operating Cash to Our Partners

The partnership agreement provides that we must distribute to the partners, as soon as practicable following the end of each month, all Available Net Operating Cash, as defined below.

“Available Net Operating Cash” is defined in the partnership agreement, at the relevant time of determination, as:

•	all cash and cash equivalents on hand as of the most recent month’s end, plus the excess, if any, of our targeted level of indebtedness over our actual indebtedness as of that month’s end; less

•	the Projected Cash Requirements, if any, as of that month’s end, as determined by the executive officers.

The targeted level of indebtedness is shown in the most recently updated strategic plan. The actual indebtedness is determined according to generally accepted accounting principles and represents all short term and long term debt.

“Projected Cash Requirements” means, for the 12-month period following any month’s end, the excess, if any, of the sum of:

•	our (1) forecast capital expenditures; (2) forecast cash payments for taxes, debt service, including principal and interest payment requirements and other non-cash credits to income; and (3) forecast cash reserves for future operations or other requirements;

     over the sum of:

•	our (1) forecast net income; (2) forecast depreciation, amortization, other non-cash charges to income, interest expense and tax expenses, in each case to the extent deducted in determining net income; (3) forecast decreases in working capital or minus forecast increases in working capital; and (4) forecast cash proceeds of disposition of assets, net of expenses.

Our Projected Cash Requirements are calculated, subject to changes in certain circumstances, consistently with the most recently updated strategic plan.

Distributions to the partners of cash or property arising from our liquidation would be made according to the capital account balances of the partners. Unless otherwise agreed by the general partners not involved with a business conflict as described under “—Transactions with Affiliates” above, any amount otherwise distributable to a partner as described above will be applied by us to satisfy obligations to us resulting from a partner’s or its affiliate’s failure to (1) pay any interest or principal when due on any indebtedness for borrowed money to us, (2) make any indemnification payment required by its asset contribution agreement that has been finally determined to be due or (3) make any capital contribution required by the partnership agreement, other than as required by the applicable asset contribution agreement.

Indemnification of Each Partner

We have agreed, to the fullest extent permitted by applicable law, to indemnify, defend and hold harmless each partner, its affiliates and its respective officers, directors and employees. This indemnification is from, against and in respect of any liability which the indemnified person may sustain, incur or assume as a result of, or relative to, any third-party claim arising out of or in connection with our business, property or affairs. This indemnification does not apply to the extent that it is finally determined that the third-party claim arose out of or was related to actions or omissions of the indemnified partner, its affiliates or any of their respective officers, directors or employees acting in those capacities constituting a breach of the partnership agreement or any related agreement. This indemnification obligation is not intended to, nor will it, affect or take precedence over the indemnity provisions contained in any related agreement. See “Related Party Transactions—Asset Contributions by Lyondell and Affiliates of Millennium and Occidental.”

Transfers and Pledges of a Partner’s Interest in Us

Without the consent of the general partners, no partner may transfer less than all of its interest in us, nor can any partner transfer its interest other than for cash. If one of the limited partners and its affiliated general partner desire to transfer, via a cash sale, all of their units, they must give written notice to us and the other partners and the non-selling partners shall have the option, exercisable by delivering written acceptance notice of the exercise to the selling partners within 45 days after receiving notice of the proposed sale, to elect to purchase all of the partnership interests of the selling partners on the terms described in the initial notice. If all of the other non-selling partners deliver notice of acceptance, then all of the partnership interests shall be transferred in proportion to the partners’ current percentage interest unless otherwise agreed. If less than all of the non-selling partners deliver notice of acceptance, the partner who delivers notice of acceptance will have the option of purchasing all of the partnership interests up for sale. The notice of acceptance will set a date for closing the purchase which is not less than 30 nor more than 90 days after delivery of the notice of acceptance, subject to extension. The purchase price for the selling partners’ partnership interests will be paid in cash.

If the non-selling partners do not elect to purchase the selling partners’ partnership interests within 45 days after the receipt of initial notice of the proposed sale, the selling partners will have a further 180 days during which they may consummate the sale of their units to a third-party purchaser. The sale to a third-party purchaser must be at a purchase price and on other terms that are no more favorable to the purchaser than the terms offered to the non-selling partners. If the sale is not completed within the 180-day period, the initial notice will be deemed to have expired, and a new notice and offer shall be required before the selling partners may make any transfer of their partnership interests.

Before the selling partners may consummate a transfer of their partnership interests to a third party under the partnership agreement, the selling partners must demonstrate that the person willing to serve as the proposed purchaser’s guarantor must have outstanding indebtedness that is rated investment grade by Moody’s and

Standard & Poor’s. If the proposed guarantor has no rated indebtedness outstanding, it shall provide an opinion from a nationally recognized investment banking firm that it could be reasonably expected to obtain suitable ratings. In addition, a partner may transfer its partnership interests only if, together with satisfying all other requirements:

•	the transfer is accomplished in a nonpublic offering in compliance with, and exempt from, the registration and qualification requirements of all federal and state securities laws and regulations;

•	the transfer does not cause a default under any material contract to which Equistar is a party or by which Equistar or any of its properties is bound;

•	the transferee executes an appropriate agreement to be bound by the partnership agreement;

•	the transferor and/or the transferee bears all reasonable costs incurred by Equistar in connection with the transfer;

•	the guarantor of the transferee delivers an agreement to the ultimate parent entity of the non-selling partners and to Equistar substantially in the form of the parent agreement; and

•	the proposed transferor is not in material default in the timely performance of any of its material obligations to us.

A partner will not in any transaction or series of actions, directly or indirectly, pledge all or any part of its partnership interest. However, a partner may at any time assign its right to receive distributions from us so long as the assignment does not purport to assign any:

•	right of the partner to participate in or manage our affairs;

•	right of the partner to receive any information or accounting of our affairs;

•	right of the partner to inspect our books or records; or

•	other right of a partner under the partnership agreement or the Delaware Revised Uniform Limited Partnership Act.

In addition, except for any restrictions imposed by the parent agreement described under “Description of The Parent Agreement,” nothing in our partnership agreement will prevent the transfer or pledge by the owner of any capital stock, equity ownership interests or other security of the partner or any affiliate of a partner.

The partnership agreement specifically provides for transfers of a partner’s partnership interest to an affiliate without consent of the other partners. A general partner may transfer all of its units in the partnership to another general partner that is its affiliate if this transfer would not cause our dissolution. A limited partner may transfer its units as follows:

•	up to 99% of its units may be transferred to a general partner that is its affiliate, whereupon the limited partner units so transferred will become general partner units;

•	up to 99% of its units may be transferred to another limited partner that is its affiliate; and

•	all of its units may be transferred to another limited partner that is its affiliate if this transfer would not cause our dissolution.

In addition, any partner may transfer all of its partnership interest in us to one of its wholly owned affiliates that is not at that time a partner if the transferee executes an instrument reasonably satisfactory to all of the general partners accepting the partnership agreement.

Business Opportunities Which Must be Offered to Us

Except as described below, each partner’s affiliates are free to engage in or possess an interest in any other business of any type and to avail themselves of any business opportunity available to it without having to offer us or any partner the opportunity to participate in that business. If a partner’s affiliate desires to initiate or pursue an opportunity to undertake, engage in, acquire or invest in a “related business,” as defined in the partnership agreement, that partner or its affiliate will offer us the business opportunity. A related business is any business related to:

•	the manufacturing, marketing and distribution of the types of olefins, polyolefins, ethyl alcohol, ethyl ether and ethylene oxide, ethylene glycol and derivatives of ethylene oxide and ethylene glycol that are specifically set forth in the partnership agreement;

•	the purchasing, processing and disposing of raw materials in connection with the manufacturing, marketing and distributing of the chemicals identified in the previous bullet point; and

•	any research and development in connection with the previous two bullet points.

When a proposing partner offers a business opportunity to us, we will elect to do one of the following within a reasonably prompt period:

•	acquire or undertake the business opportunity for our benefit as a whole, at our cost, expense and benefit; or

•	permit the proposing partner to acquire or undertake the business opportunity for its own benefit and account without any duty to us or the other partners.

If the business opportunity is in direct competition with our then-existing business and we do not elect to acquire or undertake the business opportunity for our own benefit, then the proposing partner and we shall, if either so elects, seek to negotiate and implement an arrangement whereby we would either:

•	acquire or undertake the competing opportunity at the sole cost, expense and benefit of the proposing partner under a mutually acceptable arrangement, in which case the competing opportunity will be treated as a separate business within us; or

•	enter into a management agreement with the proposing partner to manage the competing opportunity on behalf of the proposing partner on terms and conditions mutually acceptable to the proposing partner and us.

If we and the proposing partner do not reach agreement as to an arrangement, the proposing partner may acquire or undertake the competing opportunity for its own benefit and account without any duty to us or the other partners.

In addition, if the business opportunity constitutes less than 25% of an acquisition of or investment in assets, activities, operations or businesses that is not otherwise a related business, then a proposing partner may acquire or invest in a business opportunity without first offering it to us. The 25% figure is based on annual revenues for the most recently completed fiscal year. After completion of the above acquisition or investment, the proposing partner must offer the business opportunity to us under the terms described above. If we elect to pursue the business opportunity, it will be acquired by us at its fair market value as of the date of the acquisition.

If we are presented with an opportunity to acquire or undertake a business opportunity that we determine not to acquire or undertake, and the representatives of one general partner, but not the other general partner, desire that we acquire or undertake the business opportunity, then we will permit the general partner and its affiliates to acquire or undertake such business opportunity, and the business opportunity shall be treated in the same manner as if the general partner and its affiliates were a proposing partner with respect to the business opportunity.

Limitation on Fiduciary Duty of Partners

Under our partnership agreement, the liability of our partners and their affiliates to us or another partner for any act or omission by a partner in its capacity as such that is imposed by law is waived and eliminated to the extent permitted by law, except in the case of observing the unanimous voting requirements described under “—Actions Requiring Unanimous Voting by the Governance Committee.”

Amendment of Partnership Agreement

All waivers, modifications, amendments or alterations of the partnership agreement require the written approval of all of our partners.

DESCRIPTION OF THE PARENT AGREEMENT

Lyondell, Millennium and Equistar are parties to an amended and restated parent agreement dated November 6, 2002. The following is a summary of the material provisions of the parent agreement. This summary is qualified in its entirety by reference to the full and complete text of the parent agreement, which is available upon written request as provided under “Where You Can Find More Information.”

Guarantee of Obligations Under the Partnership Agreement and Related Party Agreements

Pursuant to the parent agreement, each of Lyondell and Millennium (the “Parents”) has guaranteed, undertaken and promised to cause the due and punctual payment and the full and prompt performance of all of the amounts to be paid and all of the terms and provisions under various agreements, including, without limitation, the partnership agreement and the asset contribution agreements, to be performed or observed by or on the part of certain of their respective subsidiaries, including subsidiaries that are our partners, and any other direct or indirect subsidiary of any of the Parents that are parties to these agreements. These subsidiaries collectively are referred to as the “Affiliated Obligors.” The entities that are the limited partners and general partners collectively are referred to as the “Partner Subs.” Additionally, for purposes of agreements related to the partnership that predate August 22, 2002, the term “Affiliated Obligors” includes affiliates of any of Oxy CH Corporation, Occidental Chemical Corporation or Occidental Chemical Holding Corporation if any such affiliate was a party to those related agreements. Insofar as the provisions described in this subsection apply to agreements other than the partnership agreement and the parent agreement, the term “Affiliated Obligors” will not include us or any of our partners in its capacity as a partner. The parent agreement provides expressly that the parent guarantees inure solely to the benefit of the beneficiaries specified in the parent agreement, which consist of us, Lyondell and Lyondell’s Affiliated Obligors and Millennium and Millennium’s Affiliated Obligors. The parent agreement also states that nothing in the agreement confers upon any other person any rights, benefits or remedies by reason of the parent agreement. Accordingly, the holders of the notes may not enforce any provision, or seek relief by reason, of the parent agreement.

Conflict Circumstance

The partnership agreement includes definitions of “Conflict Circumstance,” “Conflicted General Partner” and “Nonconflicted General Partner” and provides that the Nonconflicted General Partners have some exclusive rights to control us with respect to any Conflict Circumstance, generally involving a transaction between us and an affiliate of one of our partners. The guarantee provisions described above do not apply to the parents of the general partners that direct us in connection with these Conflict Circumstances, so that the parents of a Nonconflicted General Partner are not effectively guaranteeing our performance of contracts with other parents. However, a parent of a Nonconflicted General Partner may have liability for our failure to perform in circumstances where that failure was caused by an act or failure to act of its Partner Sub. Without limiting the rights of the Partner Subs under the partnership agreement, and without prejudice to any rights, remedies or defenses we may have in any other agreement or Conflict Circumstance, each Parent has agreed to cause each of its Partner Subs to both:

•	cause us to pay, perform and observe all of the terms and provisions of other agreements to be paid, performed or observed by or on the part of us under the agreements, according to their terms to the extent that the Partner Sub is a Nonconflicted General Partner and is thereby entitled to cause the payment, performance and observance of the terms and provisions; and

•	except to the extent inconsistent with its obligations above, abide by its obligations as a Nonconflicted General Partner with respect to any Conflict Circumstance arising in connection with any other agreement according to the terms of the partnership agreement that apply.

Nothing in the provisions described in this subsection shall require a Parent to make or cause a Partner Sub to either:

•	cure or mitigate our inability to make any payment or to perform or observe any terms and provisions under any other agreements;

•	cause us to require from the Partner Subs any cash contributions in respect of any payment, performance or observance involving a Conflict Circumstance; or

•	make any contribution to us that the Partner Sub is not otherwise required to make under terms of the partnership agreement concerning required capital contributions.

See “Description of the Partnership Agreement—Transactions with Affiliates.”

Restrictions on Transfer of Partner Sub Stock

Without the consent of the other Parent, no Parent may transfer less than all of its interests in its Partner Subs (the “Partner Sub Stock”) except in compliance with the following provisions.

Each Parent may transfer all, but not less than all, of its Partner Sub Stock, without the consent of the other Parent, if the transfer is in connection with either:

•	a merger, consolidation, conversion or share exchange of the transferring Parent; or

•	a sale or other disposition of (A) the Partner Sub Stock, plus (B) other assets representing at least 50% of the book value of the transferring Parent’s assets excluding the Partner Sub Stock, as reflected on its most recent audited consolidated or combined financial statements.

In addition, any transfer of Partner Sub Stock by any Parent described above is only permitted if the acquiring, succeeding or surviving entity, if any, both:

•	succeeds to and is substituted for the transferring Parent with the same effect as if it had been named in the parent agreement; and

•	executes an instrument agreeing to be bound by the obligations of the transferring Parent under the parent agreement, with the same effect as if it had been named in the instrument.

The transferring Parent may be released from its guarantee obligations under the parent agreement after the successor parent agrees to be bound by the Parent’s obligations.

Unless a transfer is permitted under the provisions described above, any Parent desiring to transfer all of its Partner Sub Stock to any person, including another Parent or any affiliate of a Parent, may only transfer its Partner Sub Stock for cash consideration and will give a written right of first option to us and the other Parent. The offeree Parent will have the option to elect to purchase all of the Partner Sub Stock of the selling Parent, on the terms described in the right of first offer. If the offeree Parent does not elect to purchase all of the selling Parent’s Partner Sub Stock within 45 days after the receipt of the initial notice, the selling Parent will have a further 180 days during which it may, subject to the provisions of the following paragraph, consummate the sale of its Partner Sub Stock to a third-party purchaser at a purchase price and on other terms that are no more favorable to the purchaser than the initial terms offered to the offeree Parent. If the sale is not completed within the further 180-day period, the right of first offer will be deemed to have expired and a new right of first offer shall be required before the selling Parent may make any transfer of its Partner Sub Stock.

Before the selling Parent may consummate a transfer of its Partner Sub Stock to a third party under the provisions described in the preceding paragraph, the selling parent shall demonstrate to the other Parent that the proposed purchaser, or the person willing to serve as its guarantor as contemplated by the terms of the parent agreement, has outstanding indebtedness that is rated investment grade by either Moody’s or Standard & Poor’s. If such proposed purchaser or the other person has no rated indebtedness outstanding, that person shall provide an opinion from Moody’s, Standard & Poor’s or from a nationally recognized investment banking firm that it could be reasonably expected to obtain a suitable rating. Moreover, a Parent may transfer its Partner Sub Stock, under the previous paragraph, only if all of the following occur:

•	the transfer is accomplished in a nonpublic offering in compliance with, and exempt from, the registration and qualification requirements of all federal and state securities laws and regulations;

•	the transfer does not cause a default under any material contract which has been approved unanimously by the Governance Committee and to which we are a party or by which we or any of our properties are bound;

•	the transferee executes an appropriate agreement to be bound by the parent agreement;

•	the transferor and/or transferee bears all reasonable costs incurred by us in connection with the transfer;

•	the transferee, or the guarantor of the obligations of the transferee, delivers an agreement to the other Parent and us substantially in the form of the parent agreement; and

•	the proposed transferor is not in default in the timely performance of any of its material obligations to us.

In no event may any Parent transfer the Partner Sub Stock of any of the subsidiaries that hold the direct interests in us to any person unless the transferring Parent simultaneously transfers the Partner Sub Stock of all of its subsidiaries that hold the direct interests in us to that person or a wholly owned affiliate of that person or a common parent.

Competing Business by Our Owners or Their Affiliates

If Lyondell or Millennium or any of their affiliates (including Occidental) desires to initiate or pursue any opportunity to undertake, engage in, acquire or invest in a business opportunity of the type described under “Description of The Partnership Agreement—Business Opportunities Which Must be Offered to Us,” it shall agree to offer that business opportunity to us under the terms and conditions in the partnership agreement as if it were the “proposing partner,” as described in such section. We will have the rights and obligations arising from the offer of the business opportunity granted by the partnership agreement. See “Description of the Partnership Agreement—Business Opportunities Which Must be Offered to Us.”

RELATED PARTY TRANSACTIONS

During 2002, we had a change in ownership. Until August 2002, Equistar, a limited partnership, was wholly owned by subsidiaries of each of Lyondell, Millennium and Occidental. On August 22, 2002, Lyondell purchased Occidental’s 29.5% ownership interest in us by purchasing all of the outstanding stock of the Occidental subsidiaries that were our owners. To finance that purchase, Lyondell sold the following to a subsidiary of Occidental: (1) 34 million shares of newly issued Lyondell Series B common stock, (2) five-year warrants to acquire five million shares of Lyondell’s original common stock and (3) a right to receive a contingent payment. As a result of these transactions, Occidental no longer owns an interest in us and Lyondell’s ownership interest in us increased from 41% to 70.5%. Millennium owns the remaining 29.5% interest in us. Based on the most recent Statement on Schedule 13G or 13D, Form 4 or amendments thereto filed with the SEC, as of October 7, 2003, Occidental and its subsidiaries collectively beneficially owned 2,700,000 shares of Lyondell’s original common stock, 36,310,972 shares of Lyondell’s Series B common stock and warrants to purchase five million shares of Lyondell’s original common stock, representing in the aggregate 24.2% of all of Lyondell’s outstanding common stock. In addition, as a result of the transactions described above, two Occidental executives, Dr. Ray R. Irani, Chairman and Chief Executive Officer, and Stephen I. Chazen, Chief Financial Officer and Executive Vice President, became members of Lyondell’s Board of Directors.

The following summary describes transactions among us and our current owners and their affiliates (including Occidental). We believe that the related party transactions described below were obtained on terms substantially no more or less favorable than those that would have been agreed upon by third parties on an arm’s length basis, although we have not received fairness opinions in all cases.

Asset Contributions by Lyondell and Affiliates of Millennium and Occidental

Both Lyondell and Millennium Petrochemicals entered into separate asset contribution agreements on December 1, 1997, providing for the contribution of the Lyondell and Millennium contributed businesses. Wholly owned subsidiaries of Occidental (the “Occidental Subsidiaries”) entered into an asset contribution agreement with us on May 15, 1998, with respect to the transfer of the Occidental contributed business, a portion of which transfer was accomplished through a merger of an Occidental Subsidiary with and into us. Among other things, the asset contribution agreements required representations and warranties by the contributor regarding the transferred assets and indemnification of us by the contributor. These agreements also provide for the assumption by us of, among other things:

•	third party claims that are related to contingent liabilities arising prior to the contribution transactions that are asserted before December 1, 2004 as to Lyondell and Millennium Petrochemicals or before May 15, 2005 as to the Occidental Subsidiaries to the extent the aggregate amount does not exceed, in the case of each of Lyondell, Millennium and the Occidental Subsidiaries, $7 million;

•	third party claims related to contingent liabilities arising prior to the contribution transactions that are asserted for the first time after December 1, 2004 as to Lyondell and Millennium Petrochemicals, or after May 15, 2005 as to the Occidental Subsidiaries;

•	obligations for $745 million of Lyondell indebtedness, of which $330 million remains outstanding as of December 31, 2002;

•	a $750 million intercompany obligation of Millennium Petrochemicals to an indirect subsidiary of Millennium, which has been repaid;

•	the lease intended for security relating to the Corpus Christi facility contributed by Occidental, which has been repaid;

•	liabilities for products sold after December 1, 1997 as to Lyondell and Millennium Petrochemicals, or after May 15, 1998 as to the Occidental Subsidiaries, regardless of when manufactured;

•	certain post-retirement benefits related to the applicable contributed business or to certain Lyondell employees who became our employees;

•	in the case of the Millennium Petrochemicals asset contribution agreement, future maintenance and maintenance turnaround costs related to the Millennium contributed business;

•	in the case of each of the Millennium Petrochemicals and the Occidental Subsidiaries asset contribution agreements, obligations under railcar leases under which we are the lessee.

As of September 30, 2001, we, Lyondell, Millennium Petrochemicals and the Occidental Subsidiaries amended these asset contribution agreements to clarify the treatment of, and procedures pertaining to the management of, certain claims arising under the asset contribution agreements. We believe that these amendments do not materially change the asset contribution agreements.

Lyondell, Millennium Petrochemicals and Occidental Chemical entered into Master Intellectual Property Agreements and other related agreements with respect to intellectual property with us. These agreements provide for all of the following:

•	the transfer of intellectual property of Lyondell, Millennium Petrochemicals and Occidental Chemical related to the businesses each contributed to us;

•	the grant of irrevocable, non-exclusive, royalty-free licenses (without the right to sublicense) with respect to intellectual property retained by Lyondell, Millennium Petrochemicals or Occidental Chemical that is related to our business; and

•	the grant of irrevocable, non-exclusive, royalty-free licenses (without the right to sublicense) from us to Lyondell, Millennium Petrochemicals and Occidental Chemical with respect to intellectual property each contributed to us.

Lyondell, Millennium Petrochemicals and the Occidental Subsidiaries each entered into various other conveyance documents with us to effect their asset contributions as provided for in their respective contribution agreements.

Transactions with LMC

Prior to May 2002, LMC was a joint venture of which Lyondell owned 75%. As of May 1, 2002, Lyondell owns 100% of LMC. We provide operating and other services for LMC under the terms of existing agreements that were assumed by us from Lyondell, including the lease to LMC by us of the real property on which LMC’s methanol plant is located. Under the terms of those agreements, LMC pays us a management fee of $6.6 million per year and reimburses certain of our expenses at cost. The natural gas for LMC’s plant is purchased by us as agent for LMC under our master agreements with various third party suppliers, which master agreements are administered by Lyondell personnel. These sales of natural gas to LMC were $75.6 million in 2002.

Transactions with LCR

In connection with our formation, substantially all of Lyondell’s rights and obligations under the terms of its product sales and raw material purchase agreements with LCR were assigned to us. Accordingly, refinery products, including propane, butane, naphthas, heating oils and gas oils, are sold by LCR to us as raw materials, and some olefins by-products are sold by us to LCR for processing into gasoline. LCR billed us $217.7 million in 2002 in connection with these product sales and we billed LCR $323.7 million in 2002 in connection with these raw material purchases.

Equistar and LCR are also parties to:

•	tolling arrangements under which some of LCR’s co-products are transferred to us and processed by us, with the resulting product being returned to LCR’

•	terminaling and storage obligations;

•	an arrangement under which LCR performs some marine chartering services; and

•	an arrangement under which we perform some marketing services for LCR.

We billed LCR $20.2 million under these agreements in 2002 and LCR billed us $600,000 under these agreements in 2002. All of the agreements between LCR and us are on terms generally representative of prevailing market prices.

Services and Shared-Site Agreements with Lyondell and Affiliates of Millennium and Occidental

We have implemented an agreement with Lyondell to share office space and utilize shared services over a broad range, including information technology, human resources, sales and marketing, raw material supply, supply chain, health, safety and environmental, engineering and research and development, facility services, legal, accounting, treasury, internal audit, and tax (the “Shared Services Agreement”). Employee-related and indirect costs are allocated between the two companies in the manner prescribed in the Shared Services Agreement while direct third party costs, incurred exclusively for either Lyondell or us, are charged directly to that entity. In addition, in November 2002, we entered into an agreement with Lyondell for Lyondell to provide sales services for us outside of North America for EO derivatives. During the year ended December 31, 2002, Lyondell charged us $132.2 million for both the shared services and the international sales services. During the year ended December 31, 2002, we charged Lyondell $9.7 million for the shared services, research and development services and barge and dock usage and related services.

We are party to a variety of operating, manufacturing and technical service agreements with Millennium Petrochemicals related to our business and the vinyl acetate monomer, acetic acid, synthesis gas and methanol businesses of Millennium Petrochemicals. Agreements currently in effect include the provision by us to Millennium Petrochemicals of utilities, fuel streams, and office space. These agreements also include the provision by Millennium Petrochemicals to us of operational services, including utilities as well as barge dock access and related services. As a consequence of services provided by us to Millennium Petrochemicals, we billed Millennium Petrochemicals $9.2 million in 2002. As a consequence of services provided by Millennium Petrochemicals to us, Millennium Petrochemicals billed us $15.7 million in 2002. In the case of services and utilities, prices usually are based on cost recovery or an allocation of costs according to anticipated relative usage. In the case of product sales, prices generally are market-related. We purchase vinyl acetate monomer and glacial acetic acid from Millennium Petrochemicals pursuant to an agreement with Millennium Petrochemicals. Under this agreement, we are required to purchase 100% of our vinyl acetate monomer raw materials requirements for the LaPorte, Texas; Clinton, Iowa; and Morris, Illinois plants for the production of ethylene vinyl acetate products at those locations. The initial term of the contract expired December 31, 2000. The contract automatically renews annually. Either party may terminate on one year’s notice. Neither party has provided notice of termination of the agreement. During the year ended December 31, 2002, we purchased $9.9 million of vinyl acetate monomer and glacial acetic acid from Millennium Petrochemicals. Millennium Petrochemicals purchases ethylene and hydrogen from us.

We sublease certain railcars from Occidental Chemical, for which Occidental Chemical charged us $6.6 million in 2002. In addition, we leased our Lake Charles facility and the land related thereto from Occidental Chemical for $100,000 per year under a lease that expired in May 2003. At that time, we entered into a new one-year lease with Occidental Chemical that has renewal provisions for two additional one-year periods at either party’s option. The Lake Charles facility has been temporarily idled since the first quarter 2001.

Product Transactions with Occidental Chemical

We entered into an ethylene sales agreement with Occidental Chemical dated effective May 15, 1998. Under the terms of this agreement, Occidental Chemical and its affiliates have agreed to purchase an amount of ethylene from us equal to 100% of the ethylene raw material requirements of Occidental Chemical’s U.S. plants. The ethylene raw material is exclusively for internal use in production at these plants less any quantities up to 250 million pounds per year tolled according to the provisions of the agreement. Upon three years’ notice from either party to the other, the ethylene sales agreement may be “phased down” over a period of not less than five years. No phase down may commence before January 1, 2009. The annual minimum requirements set forth in the agreement must be phased down over at least a five-year period so that the annual required minimum cannot decline to zero prior to December 31, 2013, unless specified force majeure events occur. The ethylene sales agreement provides for sales of ethylene at market-related prices. During 2002, we received aggregate payments from Occidental Chemical and its affiliates of $358.3 million under the ethylene sales agreement.

In addition to ethylene, we made sales of methanol to Occidental Chemical totaling $23,500 in 2002. Also, from time to time, we have entered into over-the-counter derivatives, primarily price swap contracts, related to crude oil with Occidental Energy Marketing, Inc., a subsidiary of Occidental Chemical, to help manage our exposure to commodity price risk with respect to crude oil-related raw material purchases. There were no outstanding price swap contracts during 2002. We purchased various other products from Occidental Chemical at market-related prices totaling $800,000 in 2002.

Ethylene Sales Agreement with Millennium Petrochemicals

We sell ethylene to Millennium Petrochemicals at market-related prices under an agreement entered into in connection with our formation. Under this agreement, Millennium Petrochemicals is required to purchase 100% of its ethylene requirements for its La Porte, Texas facility from us. The pricing terms under this agreement between Millennium Petrochemicals and us are similar to the pricing terms under the ethylene sales agreement between Occidental Chemical and us. The initial term of this agreement expired December 1, 2000. The agreement automatically renews annually. Either party may terminate the contract on one year’s notice. Neither party has provided notice of termination of the agreement. Millennium Petrochemicals paid $43.1 million to us for ethylene during 2002.

Product Transactions with Lyondell

We sell ethylene, propylene and benzene to Lyondell at market-related prices pursuant to agreements dated effective as of October 1998, August 1999 and January 1999, respectively. Under the agreements, Lyondell is required to purchase 100% of its benzene, ethylene and propylene requirements for its Channelview and Bayport, Texas facilities, with the exception of quantities of one product that Lyondell is obligated to purchase under a supply agreement with an unrelated third party entered into prior to 1999 and expiring in 2015. The pricing terms under the agreements between Lyondell and us are similar to the pricing terms under the ethylene sales agreement between Occidental Chemical and us. The initial term of each of those agreements between Lyondell and us expires on December 31, 2013 in the case of the ethylene sales agreement, and December 31, 2014 in the case of the propylene and benzene sales agreements. After the initial term, each of the agreements automatically renews for successive one-year periods and either party may terminate any of the agreements on notice of one year. In addition, a wholly owned subsidiary of Lyondell licenses MTBE technology to us. Lyondell also purchases a significant portion of the MTBE produced by us at one of our two Channelview units at market-related prices. Product sales from us to Lyondell in 2002 were $459.4 million. We also purchase by-products from Lyondell at market-related prices. Product sales from Lyondell to us in 2002 were $700,000.

Product Transactions with Oxy Vinyls, LP

Occidental Chemical owns 76% of Oxy Vinyls, LP, a joint venture partnership, the remaining interest in which is held by an unaffiliated party. We sell ethylene to Oxy Vinyls for Oxy Vinyls’ LaPorte, Texas facility at market-related prices pursuant to an agreement that expires on December 31, 2003. We made ethylene sales to Oxy Vinyls totaling $42.0 million in 2002.

Agreement Regarding Services of Our Chief Executive Officer

Dan F. Smith serves as the Chief Executive Officer of both Lyondell and Equistar and is a director of Lyondell. Mr. Smith receives no compensation from us. Under an agreement between Lyondell and us, we paid $1.3 million to Lyondell as compensation for the services rendered by Mr. Smith as part of the shared services provided by Lyondell during 2002.

Indemnity Agreement with Occidental Chemical

Effective August 22, 2002 and in connection with Lyondell’s purchase of Occidental’s interest in us, an indemnity agreement between Occidental Chemical and us was terminated. When the indemnity agreement was in effect, Occidental Chemical may have been required to contribute to us an amount equal to up to the lesser of approximately $420 million or the principal amount of the notes due 2009 then outstanding, together with interest. Occidental Chemical would have been required to pay this amount to us only if the holders of the notes due 2009 were not able to obtain payment after pursuing and exhausting all their remedies to compel payment by us and Equistar Funding Corporation, including the liquidation of assets. The indemnity expressly did not create any right in the lenders or holders of the notes due 2009 or any person other than Occidental Chemical, us and our owners.

Indemnity Agreement with Millennium America

Effective August 22, 2002 and in connection with Lyondell’s purchase of Occidental’s interest in us, an indemnity agreement between Millennium America and us was terminated. When the indemnity agreement was in effect, Millennium America may have been required to contribute to us an amount equal to up to the lesser of $750 million or the sum of the principal amount outstanding under our amended and restated credit facility (not to exceed $275 million) and of the 10.125% senior notes due 2008 then outstanding (not to exceed $475 million), in any case together with interest. Millennium America would have been required to pay this amount to us only if the lenders under our amended and restated credit facility and the holders of the notes due 2008 were not able to obtain payment after pursuing and exhausting all their remedies to compel payment by us and Equistar Funding Corporation, including the liquidation of assets. The indemnity expressly did not create any right in the lenders or holders of the notes due 2008 or any person other than Millennium America, us and our owners.

Millennium America (or its affiliate) may, in its sole discretion, elect to execute an indemnity agreement in favor of us whereby Millennium America (or its affiliate) may be required to contribute to us an amount equal to up to $300 million of any indebtedness for borrowed money that Millennium America elects at the time the indemnity agreement is executed. The existence of the indemnity would not prevent us from repaying the indemnified amount at any time, and would not create any right in any lender or holder of outstanding notes or any person other than us and our owners.

Debt Instruments of Lyondell We Assumed

Upon our formation, we assumed $745 million of Lyondell indebtedness, of which $300 million remained outstanding as of September 30, 2003. Lyondell was not released as an obligor at the time of the assumption and, until November 2000, Lyondell remained as a co-obligor on the indebtedness, although as between Lyondell and us, we were primarily liable. In November 2000, Lyondell was added as a guarantor on $400 million of the indebtedness and subsequently the consent of the holders of the indebtedness was obtained to the release of Lyondell as a primary obligor (but not as a guarantor) on such $400 million of indebtedness, of which $300 million remained outstanding at September 30, 2003. Lyondell remains a co-obligor on $1 million of indebtedness that matures in March 2005.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary of our other material indebtedness. It may not contain all of the information about this indebtedness that is important to you. You should therefore read the debt instruments, copies of which are available as described under “Where You Can Find More Information.” This summary is qualified in its entirety by reference to those debt instruments.

Revolving Credit Facility

In December 2003, we implemented a new $250 million, four-year inventory-based revolving credit facility that replaced our previous $354 million revolving credit facility.

The amount available under the new revolving credit facility is subject to a borrowing base limitation, initially equal to cash held in a specified account plus the lower of 70% of eligible inventory values and 85% of the orderly liquidation value of eligible inventory, less certain reserves, all as defined in the credit facility. In addition, the new revolving credit facility requires that the unused available amounts under that facility and our new accounts receivable sales facility described below exceed specified amounts. The principal such requirement is that aggregate unused availability under the two new facilities be at least $75 million through March 30, 2005 and $50 million after that date (or, after that date, $100 million if our interest coverage ratio is less than 2:1). The new revolving credit facility does not otherwise contain any covenants requiring that we maintain financial ratios and does not contain any ratings triggers. The new facility contains covenants that, subject to certain exceptions, restrict lien incurrence, debt incurrence, sales of assets, investments, capital expenditures, certain payments and mergers, but that generally are no more restrictive than those contained in our previous credit facility. The new revolving credit facility also permits the issuance of letters of credit thereunder.

Our obligations under the new revolving credit facility are secured by a lien on all inventory and certain other personal property, including a pledge of the equity ownership interest held by us in the subsidiary established for the new accounts receivable sales facility described below. If the aggregate unused availability under the two new facilities falls below $100 million for any consecutive five days (or that amount plus certain excess value of collateral and eligible receivables falls below $125 million on any one day or $150 million for any consecutive five days), we could be required to use all proceeds of the collateral pledged to the lenders to pay down borrowings on a daily basis. We would be permitted, however, to reborrow under the agreement on a daily basis, subject to satisfying the conditions to borrowing contained in the credit agreement.

As of September 30, 2003, the aggregate amount of funds available under the new revolving credit facility and the new accounts receivable sales facility would have been approximately $540 million (after taking account of the $75 million minimum unused availability requirement described above).

Accounts Receivable Sales Facility

In December 2003, we replaced our previous $100 million accounts receivable sales facility with a new $450 million, four-year accounts receivable sales facility. Under the new accounts receivable sales facility, we sell our accounts receivable to a bankruptcy-remote subsidiary formed for purposes of the new accounts receivable sales facility. That subsidiary is entitled to sell undivided ownership interests in those accounts receivable to the counterparties and receive cash proceeds in an amount up to $450 million. The new accounts receivable sales facility is subject to substantially the same minimum unused availability requirements and covenant requirements as the new revolving credit facility, but does not otherwise contain any covenants requiring that we maintain financial ratios and does not contain any ratings triggers.

Existing Senior Notes

We completed private placements of notes in February 1999, August 2001 and April 2003, and completed the private placement of the outstanding notes in November 2003. The proceeds of these offerings were used to refinance existing debt. As of September 30, 2003, the outstanding portion of these notes consists of:

•	$700 million aggregate principal amount of 10.125% senior notes due 2008;

•	$599 million aggregate principal amount of 8.75% notes due 2009; and

•	$450 million aggregate principal amount of 10 5/8% senior notes due 2011.

The notes described above include (1) a customary restriction on our ability to enter into sale/lease-backs of, or grant liens secured by, our principal plants without equally and ratably securing such notes, (2) a limit on our ability to grant liens on the stock or indebtedness of certain of our subsidiaries and (3) customary events of default. In addition, the indenture for the notes due 2008 includes covenants and events of default that are substantially similar to those described under “Description of New Notes.” The 10 5/8% senior notes issued on April 22, 2003 were issued under the same indenture as the new notes and have identical terms as the new notes.

Assumed Lyondell Debt

At our formation, we assumed specific medium- and long-term notes and debentures of Lyondell. At September 30, 2003, the outstanding portion of those obligations consists of:

•	$150 million aggregate principal amount of 6.50% notes due 2006; and

•	$150 million aggregate principal amount of 7.55% debentures due 2026.

Lyondell guarantees the 6.50% notes and the 7.55% debentures but has been released as a primary obligor as to such debt.

The assumed Lyondell debt includes customary restrictions on our ability to enter into sale/lease-backs of, or grant liens secured by, our principal plants without equally and ratably securing such notes, as well as a limit on our ability to grant liens on the stock or indebtedness of certain of our subsidiaries, as well as customary events of default, including any repudiation by Lyondell of its guarantee. In addition, some of the assumed debt also contains limits on the incurrence of debt by any subsidiary in the future that owns either of our Channelview olefin plants, which are currently not held through subsidiaries.

Railcar Lease

During 2003, we leased certain railcars, under an operating lease, from an unaffiliated entity established for the purpose of serving as lessor with respect to this lease. This railcar lease required that we maintain a minimum rating from both Standard & Poor’s and Moody’s and, as a result of the November 2003 downgrade by Moody’s of our senior unsecured debt rating to B2, we were below the minimum rating required by the agreement. Accordingly, the counterparty to our railcar lease was permitted to terminate the lease. However, in December 2003, we replaced $80 million of the railcar lease with new railcar leases, which are operating leases, and purchased the remaining railcars. While we can give no assurances, we expect to sell substantially all of the purchased cars and enter into a new railcar operating lease in early 2004.

We are also a party to other operating leases. See “Management’s Discussion and Analysis of Results of Operation and Financial Condition.”

DESCRIPTION OF NEW NOTES

The new notes offered hereby will be issued under the Indenture dated as of April 22, 2003, as amended by the First Supplemental Indenture dated as of November 21, 2003 (as so amended, the “Indenture”), that we entered into with The Bank of New York, as trustee (the “Trustee”). The Indenture also governs the outstanding unregistered notes issued on November 21, 2003 and the outstanding registered notes issued on December 23, 2003.

In this Description of New Notes, “Equistar” refers only to Equistar Chemicals, LP, and any successor obligor on the notes, and not to any of its subsidiaries, “Equistar Funding” refers only to Equistar Funding Corporation and any successor obligor on the notes, not to any of its subsidiaries, and “issuers” refers to Equistar and Equistar Funding. You can find the definitions of certain terms used in this description under “—Selected Definitions.”

The following description is only a summary of the material provisions of the notes and the Indenture. These descriptions do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the notes and the Indenture and those provisions made part of the Indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”). You may request a copy of the Indenture at our address set forth under the heading “Where You Can Find More Information.”

General

The form and the terms of the new notes are the same as the form and terms of the outstanding unregistered notes issued on November 21, 2003, except that:

•	the new notes are registered under the Securities Act;

•	the new notes will not bear legends restricting transfer; and

•	the holders of the new notes will not be entitled to some rights under the registration rights agreement, including payment of liquidated damages for failure to meet specified deadlines that will terminate when the exchange offer is consummated.

The new notes will be issued solely in exchange for an equal principal amount of outstanding unregistered 10 5/8% senior notes due 2011 issued on November 21, 2003. As of the dated of this prospectus, $250 million aggregate principal amount of 10 5/8% senior notes due 2011 issued on November 21, 2003 are outstanding but not yet registered. See “The Exchange Offer.”

The new notes will be issued as additional 10 5/8% senior notes due 2011 pursuant to the Indenture. We issued $450 million aggregate principal amount of 10 5/8% senior notes due 2011 on April 22, 2003. As a result, the term “Issue Date” refers to April 22, 2003, the date of issue of the original notes under the Indenture. These notes were exchanged for a like principal amount of registered 10 5/8% senior notes due 2011 on December 23, 2003. The new notes received in the exchange offer are expected to trade under the same CUSIP number as the registered 10 5/8% senior notes issued on December 23, 2003.

As used in this “Description of New Notes,” except as otherwise specified, the term “notes” means the new notes offered hereby, any outstanding unregistered notes issued on November 21, 2003 that are not validly tendered and exchanged the exchange offer described in this prospectus, and all outstanding notes issued on December 23, 2003. All such notes will constitute a single series of notes and will vote together as a single series for all purposes under the Indenture. The issuers are jointly and severally liable for all obligations under the notes.

Equistar Funding is a wholly owned subsidiary of Equistar that has been incorporated in Delaware as a special purpose finance subsidiary to facilitate the offering of debt securities of Equistar. Equistar Funding is the co-issuer of our 10 1/8% notes due 2008 issued under an indenture dated as of August 24, 2001 and the $450,000,000 of 10 5/8% senior notes due 2011 previously issued under the Indenture. We believe that some prospective purchasers of the new notes may be restricted in their ability to purchase debt securities of partnerships such as Equistar unless the securities are jointly issued by a corporation. Equistar Funding will not have any substantial operations or assets and will not have any revenues. Accordingly, you should not expect Equistar Funding to participate in servicing the principal and interest obligations on the new notes.

The new notes will mature on May 1, 2011 and will bear interest at the rate of 10 5/8% per annum. Interest on the new notes will accrue from November 1, 2003, and will be payable semiannually in arrears on May 1 and November 1 of each year, commencing May 1, 2004. We will make each interest payment to the holders of record of the new notes at the close of business on the April 15 or October 15 preceding such interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Principal, interest and liquidated damages, if any, will be payable at the office or agency of Equistar maintained for that purpose, which initially will be the office of the Trustee in the City of New York, provided that, all payments with respect to global notes, the holders of which have given wire transfer instructions on or prior to the relevant record date, will be required to be made by wire transfer of immediately available funds and, at the option of the issuers, payment of interest on notes not in global form may be made by check mailed to the address of the Person entitled thereto as it appears in the register of the notes maintained by the Registrar. Initially, the Trustee will also act as Paying Agent and Registrar for the new notes. We will be required to pay additional interest on the new notes in certain circumstances if we pay dividends to our equity holders. See “—Selected Covenants—Restricted Payments.”

Additional Notes

Subject to the covenants described below, the issuers may issue additional notes (“Additional Notes”) under the Indenture having the same terms in all respects as the new notes (except the Additional Notes need not provide for the payment of interest scheduled and paid prior to the date of issuance of the Additional Notes and liquidated damages paid thereon). Prior to any issuance of Additional Notes, Equistar must deliver an opinion of counsel to the Trustee confirming that the holders of the outstanding notes under the Indenture will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Additional Notes were not issued. The notes, any Additional Dividend Notes (as defined below) and any Additional Notes would be treated as a single class for all purposes under the Indenture. The new notes offered hereby constitute Additional Notes under the Indenture.

Ranking

The new notes will be unsecured obligations of the issuers. The notes rank pari passu in right of payment with all unsecured and unsubordinated Indebtedness of the issuers and will rank senior in right of payment to all future indebtedness of the issuers that by its terms is junior or subordinated in right of payment to the notes. As of September 30, 2003, after giving pro forma effect to the issuance of the outstanding unregistered notes issued on November 21, 2003 and the use of the proceeds therefrom, the issuers would have had approximately $2.3 billion of outstanding indebtedness, none of which is subordinated.

On September 30, 2003, after giving pro forma effect to the issuance of the outstanding unregistered notes issued on November 21, 2003 and the use of the proceeds therefrom, we would have had no secured debt senior to the notes. Subject to the covenants described below, the issuers will be permitted to issue additional secured debt. Any future borrowings under our new revolving credit facility will be secured.

Equistar’s subsidiaries will not guarantee the new notes upon initial issuance. Claims of creditors of our subsidiaries, including trade creditors and creditors holding guarantees issued by our subsidiaries, and claims of preferred and minority stockholders (if any) of our subsidiaries generally will have priority with respect to the assets and earnings of our subsidiaries over the claims of creditors of Equistar, including holders of the notes.

The new notes therefore will be effectively subordinated to creditors (including trade creditors) and preferred and minority stockholders (if any) of our subsidiaries. As of September 30, 2003, after giving pro forma effect to the offering of the outstanding unregistered notes issued on November 21, 2003, our subsidiaries (other than Equistar Funding) would have had approximately $152 million of outstanding liabilities. Although the Indenture limits the incurrence of Indebtedness and Disqualified Stock or Preferred Stock of Restricted Subsidiaries, the limitation is subject to a number of significant exceptions. Moreover, the Indenture does not impose any limitation on the incurrence by Restricted Subsidiaries of liabilities that are not considered Indebtedness or Disqualified Stock or Preferred Stock under the Indenture. See “—Selected Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock.”

Optional Redemption

Prior to May 1, 2007, the notes will be redeemable, in whole, at any time, or in part, from time to time, at the option of the issuers upon not less than 30 nor more than 60 days’ notice at a redemption price equal to the sum of:

(1) 100% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, thereon to the redemption date; plus

(2) the Make-Whole Amount, if any.

The term “Make-Whole Amount” shall mean, in connection with any optional redemption of any note, the excess, if any, of:

(1) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the redemption date) that would have been payable in respect of such dollar if such prepayment had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Treasury Rate (determined on the business day preceding the date of such redemption) plus 0.5%, from the respective dates on which such principal and interest would have been payable if such payment had not been made; over

(2) the principal amount of the note being redeemed.

“Treasury Rate” means, in connection with the calculation of any Make-Whole Amount with respect to any Note, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity, as compiled by and published in the most recent Statistical Release that has become publicly available at least two business days prior to the redemption date, equal to the then remaining maturity of the Note being prepaid. If no maturity exactly corresponds to such maturity, yields for the published maturities occurring prior to and after such maturity most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month.

“Statistical Release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded U.S. government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination, then such other reasonably comparable index which shall be designated by the Trustee.

On or after May 1, 2007, the notes will be subject to redemption at the option of the issuers, in whole or from time to time in part, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and liquidated damages, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on May 1 of the following years:

Year	Percentage
2007	105.313%
2008	102.656%
2009 and thereafter	100.000%

Selection and Notice

If less than all the notes issued under the Indenture are to be redeemed at any time, selection of notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest and liquidated damages will cease to accrue on notes or portions of them called for redemption.

Repurchase at Option of Holders

Change of Control

Upon the occurrence of a Change of Control, each holder of notes will have the right to require the issuers to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder’s notes pursuant to the offer described below (the “Change of Control Offer”) at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, thereon to the date of purchase (the “Change of Control Payment”) on a date that is not more than 90 days after the occurrence of such Change of Control (the “Change of Control Payment Date”). Within 30 days following any Change of Control, the issuers will mail, or at the issuers’ request the Trustee will mail, a notice to each holder offering to repurchase the notes held by such holder pursuant to the procedures specified in such notice. The issuers will comply with the requirements of Rule 14e-1 under the Exchange Act of 1934, as amended, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control.

On the Change of Control Payment Date, the issuers will, to the extent lawful:

•	accept for payment all notes or portions thereof properly tendered and not withdrawn pursuant to the Change of Control Offer;

•	deposit with the applicable Paying Agent an amount equal to the aggregate Change of Control Payments in respect of all notes or portions thereof so tendered; and

•	deliver or cause to be delivered to the Trustee the notes so accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions thereof being purchased by the issuers.

The Paying Agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such note will be in a principal amount of $1,000 or an integral multiple thereof.

A failure by the issuers to comply with the provisions of the two preceding paragraphs will constitute an Event of Default under the Indenture. Except as described above with respect to a Change of Control, the

Indenture does not contain provisions that permit the holders of the notes to require that the issuers purchase or redeem the notes in the event of a takeover, recapitalization or similar transaction. See “—Events of Default.”

There can be no assurance that the issuers will have the financial resources to purchase the notes, particularly if a Change of Control triggers a similar repurchase requirement for, or results in the acceleration of, other indebtedness. Our Credit Facility provides that certain events constituting a Change of Control will constitute a default under, and could result in the acceleration of the maturity of, the Credit Facility and our proposed new revolving credit facility is expected to include a similar provision. Future indebtedness might contain similar provisions. If a Change of Control occurs, the issuers could try to refinance the Credit Facility and any such future Indebtedness. Accordingly, the issuers might not be able to fulfill their obligation to repurchase any notes if a Change of Control occurs. See “Risk Factors—Risks Relating to our Indebtedness and the Notes—We may be unable to repurchase the notes upon a change of control.”

The issuers are not required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer at the same or a higher purchase price, at the same times and otherwise in substantial compliance with the requirements applicable to a Change of Control Offer otherwise required to be made by the issuers and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

“Change of Control” means the occurrence of any of the following:

(i) the sale, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all the assets of Equistar and its Subsidiaries taken as a whole to any person or group (as such terms are used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) other than to one or more Permitted Holders;

(ii) the acquisition by any person or group (as defined above), other than one or more Permitted Holders, of a direct or indirect interest in more than 50% of the Capital Stock of Equistar and the right to exercise a substantial portion of the powers of (a) Lyondell to act on behalf of the Partnership Governance Committee and (b) the representatives of Lyondell on the Partnership Governance Committee (in each case as in effect on the Issue Date), by way of merger or consolidation or otherwise;

(iii) any person or group (as defined above), other than one or more Permitted Holders (or their representatives on the Partnership Governance Committee), acquires the right, directly or indirectly, to exercise, without the need for the consent of any Permitted Holder (or their representatives on the Partnership Governance Committee), a substantial portion of the rights and powers of the Partnership Governance Committee with respect to matters that require unanimous consent under the partnership agreement as in effect on the Issue Date; or

(iv) the adoption of a plan for the liquidation or dissolution of one or both of the issuers, except in connection with a sale, conveyance, transfer or other disposition of all or substantially all of such issuer’s assets or an acquisition of Capital Stock of Equistar that would not otherwise constitute a Change of Control pursuant to clauses (i) through (iii).

The phrase “all or substantially all” the assets of Equistar will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of “all or substantially all” the assets of Equistar has occurred, in which case a holder’s ability to obtain the benefit of a Change of Control Offer may be impaired.

Asset Sales

Equistar will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(i) Equistar and/or the Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as conclusively evidenced by a resolution of the Partnership Governance Committee of Equistar set forth in an Officers’ Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(ii) at least 75% of the consideration therefor received by Equistar and/or such Restricted Subsidiary is in the form of:

•	cash or Cash Equivalents; or

•	a controlling interest or a joint venture interest (to the extent otherwise permitted by the Indenture) in a business engaged in a Permitted Business or long-term property or assets that are used or useful in a Permitted Business;

provided that the amount of (x) any liabilities (as shown on Equistar’s or such Restricted Subsidiary’s most recent balance sheet) of Equistar or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Equistar or such Restricted Subsidiary from further liability and (y) any securities, notes or other obligations received by Equistar or any such Restricted Subsidiary from such transferee to the extent they are promptly converted or monetized by Equistar or such Restricted Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, Equistar may apply such Net Proceeds, at its option:

(a) to permanently repay Indebtedness outstanding on the Issue Date (other than any Indebtedness subordinated by its terms to the notes) with a Stated Maturity prior to the maturity of the notes (and to correspondingly reduce commitments with respect thereto in the case of revolving borrowings) of Equistar or any Restricted Subsidiary that is a Subsidiary Guarantor or Indebtedness (and to correspondingly reduce commitments with respect thereto in the case of revolving borrowings) of any Restricted Subsidiary that is not a Subsidiary Guarantor; or

(b) to the acquisition of Additional Assets (to the extent otherwise permitted by the Indenture) or the making of a capital expenditure, in each case, in a Permitted Business (or enter into a binding commitment for any such acquisition or expenditure); provided that such binding commitment shall be treated as a permitted application of Net Proceeds from the date of such commitment until and only until the earlier of (x) the date on which such expenditure or acquisition is consummated and (y) the 180th day following the expiration of the aforementioned 360 day period. If the acquisition or expenditure contemplated by such binding commitment is not consummated on or before such 180th day and Equistar shall not have applied such Net Proceeds pursuant to clause (a) above on or before such 180th day, such commitment shall be deemed not to have been a permitted application of Net Proceeds at any time.

Pending the final application of any such Net Proceeds, Equistar may temporarily reduce the revolving Indebtedness under the Credit Facility or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds under the Indenture exceeds $25 million, Equistar will be required to make an offer to all holders of notes issued under the Indenture (an “Asset Sale Offer”) to purchase the maximum principal amount of notes and, if Equistar is required to do so under the terms of any other Indebtedness ranking pari passu with such notes, such other Indebtedness on a pro rata basis with the notes, that may be purchased out of the Excess Proceeds, at a purchase price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, thereon, to the date of purchase in accordance with the procedures set out in the Indenture. To the extent that the aggregate amount of notes (and any other pari passu Indebtedness subject to such Asset Sale Offer) tendered pursuant to such Asset Sale Offers is less than the Excess Proceeds, Equistar may, subject to the other terms of the Indenture, use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of notes surrendered by holders thereof in connection with any Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the notes to be purchased on a pro rata basis. Upon completion of the offer to purchase made under the Indenture, the amount of Excess Proceeds under the Indenture shall be reset at zero.

Selected Covenants

Restricted Payments

Equistar will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on account of Equistar’s or any of its Restricted Subsidiaries’ Equity Interests, other than:

(x) dividends or distributions payable in Qualified Equity Interests of Equistar,

(y) dividends or distributions payable to Equistar or any Restricted Subsidiary of Equistar, and

(z) Permitted Dividends;

(2) purchase, redeem or otherwise acquire or retire for value any Equity Interests of Equistar or any Affiliate of Equistar that controls Equistar, other than any such Equity Interests owned by Equistar or any of its Restricted Subsidiaries;

(3) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness (“Subordinated Debt”) of Equistar or any Restricted Subsidiary that is subordinated by its terms to the notes or the Subsidiary Guarantees, as applicable, other than Indebtedness owed to Equistar or any Restricted Subsidiary or to Lyondell, except, in each case, payment of interest or principal at Stated Maturity; or

(4) make any Restricted Investment;

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”); unless, at the time of and after giving effect to such Restricted Payment (the amount of any such Restricted Payment, if other than cash, shall be the fair market value (as conclusively evidenced by a resolution of the Partnership Governance Committee) of the asset(s) proposed to be transferred by Equistar or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment):

(a) no Default or Event of Default shall have occurred and be continuing after giving effect thereto; and

(b) Equistar would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the most recently ended four full fiscal quarters for which financial statements have been filed with the SEC pursuant to the covenant described below under the caption “—Reports” immediately preceding the date of such Restricted Payment, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock;” and

(c) such Restricted Payment, together with the aggregate of all other Restricted Payments and Permitted Dividends made by Equistar and its Restricted Subsidiaries on or after August 24, 2001 (excluding Restricted Payments permitted by clauses (b) (to the extent paid to Equistar or any of its Restricted Subsidiaries or to the extent such distributions are deducted as a minority interest in calculating Consolidated Net Income), (c), (d), (e), (g) and (h) of the next succeeding paragraph) and 50% of any Restricted Payments permitted by clause (f) of the next succeeding paragraph, is less than the sum, without duplication, of:

(i) 50% of the Consolidated Net Income of Equistar for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing on October 1, 2001, to the end of our most recently ended fiscal quarter for which financial statements have been filed with the SEC pursuant to the covenant described below under the caption “—Reports” at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(ii) 100% of the aggregate net cash proceeds received by Equistar or any of its Restricted Subsidiaries from the issue or sale (other than to a Subsidiary or Joint Venture of Equistar or if the proceeds are used to make a Permitted Investment of the type described in clause (v) of the definition thereof) after August 24, 2001 of Qualified Equity Interests of Equistar or of debt securities of Equistar or any of its Restricted Subsidiaries that have been converted into or exchanged for such Qualified Equity Interests of Equistar; plus

(iii) to the extent that any Restricted Investment, other than a Restricted Investment permitted to be made pursuant to clause (f) or (i) below, that was made after August 24, 2001 is sold for cash or otherwise liquidated, repaid or otherwise reduced, including by way of dividend or distribution (to the extent not included in calculating Consolidated Net Income), for cash, the lesser of (A) the cash return with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment; plus

(iv) an amount equal to the sum of (A) the net reduction in Investments in Unrestricted Subsidiaries resulting from dividends, repayments of loans or other transfers of assets (to the extent not included in calculating Consolidated Net Income), in each case to Equistar or any Restricted Subsidiary from Unrestricted Subsidiaries and (B) the portion (proportionate to Equistar’s equity interest in such Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any Unrestricted Subsidiary, the amount of Restricted Investments, other than a Restricted Investment permitted to be made pursuant to clause (f) or (i) below, previously made after August 24, 2001 by Equistar or any Restricted Subsidiary in such Unrestricted Subsidiary.

The foregoing provisions will not prohibit the following Restricted Payments:

(a) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(b) dividends or distributions by any Restricted Subsidiary of Equistar payable (x) to all holders of a class of Capital Stock of such Restricted Subsidiary on a pro rata basis or on a basis that is more favorable to Equistar; provided that at least 50% of such class of Capital Stock is held by Equistar and/or one or more of its Restricted Subsidiaries or (y) to all holders of a class of Preferred Stock of a Restricted Subsidiary that is not a Subsidiary Guarantor issued after August 24, 2001 in compliance with the covenant described below under the caption “—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock;”

(c) the payment of cash dividends on any series of Disqualified Stock issued after August 24, 2001 in an aggregate amount not to exceed the cash received by Equistar since August 24, 2001 upon issuance of such Disqualified Stock;

(d) the redemption, repurchase, retirement or other acquisition of any Equity Interests of Equistar, any Affiliate of Equistar, or any Joint Venture (or the acquisition of any outstanding Equity Interests of any Person the majority of whose assets are Equity Interests in Equistar or a Joint Venture), in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary or Joint Venture of Equistar) of, Qualified Equity Interests of Equistar; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph;

(e) the defeasance, redemption or repurchase of Subordinated Debt with the net cash proceeds from an incurrence of Permitted Refinancing or in exchange for or out of the net cash proceeds from the substantially concurrent sale (other than to a Subsidiary or Joint Venture of Equistar) of Qualified Equity Interests of Equistar; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph;

(f) Restricted Investments in any Joint Venture made during any fiscal year of Equistar or within 45 days after the end of such fiscal year in amounts that, together with all other Restricted Investments made in such Joint Venture in respect of such fiscal year in reliance on this clause (f) during such fiscal year or within 45 days after the end of such fiscal year, do not exceed the amount of dividends or distributions previously paid in respect of such fiscal year to Equistar or any Restricted Subsidiary by such Joint Venture; provided that no Default or Event of Default shall have occurred and be continuing after giving effect to such Restricted Payment;

(g) distributions or payments of Receivables Fees;

(h) distributions by any Restricted Subsidiary or Joint Venture of chemicals to a holder of Capital Stock of such Restricted Subsidiary or Joint Venture if such distributions are made pursuant to a provision in a joint venture agreement or other arrangement entered into a connection with the establishment of such Joint Venture or Restricted Subsidiary that requires such holder to pay a price for such chemicals equal to that which would be paid in a comparable transaction negotiated on an arms-length basis (or pursuant to a provision that imposes a substantially equivalent requirement);

(i) any other Restricted Payment which, together with all other Restricted Payments made pursuant to this clause (i) on or after August 24, 2001, does not exceed $25 million (after giving effect to any reductions in the aggregate amount of such Investments made pursuant to this clause (i) as a result of the disposition thereof, including through liquidation, repayment or other reduction, including by way of dividend or distribution, for cash, as set forth in clause (c)(iii) above, the aggregate amount of such reductions not to exceed the aggregate amount of such Investments outstanding and previously made pursuant to this clause (i)), provided that no Default or Event of Default shall have occurred and be continuing after giving effect to such Restricted Payment; and

(j) the repurchase of any Subordinated Debt at a purchase price not greater than 101% of the principal amount thereof in the event of (x) a change of control pursuant to a provision no more favorable to the holders thereof than the provision described under “—Repurchase at the Option of the Holders—Change of Control” or (y) an Asset Sale (pursuant to a provision no more favorable to the holders thereof than the provision described under “—Repurchase at the Option of the Holders—Asset Sales”); provided that, (1) in each case, prior to such repurchase Equistar has made a Change of Control Offer or Asset Sale Offer, as applicable, and repurchased all notes that were validly tendered for payment in connection with such Change of Control Offer or Asset Sale Offer and (2) no Default or Event of Default shall have occurred and be continuing after giving effect to such Restricted Payment.

The Partnership Governance Committee of Equistar may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by Equistar and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant (except to the extent such Investments were repaid in cash). All such outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of such Investments at the time of such designation, as conclusively determined by the Partnership Governance Committee. Such designation will only be permitted if any such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. In the case of any designation by Equistar of a Person as an Unrestricted Subsidiary on the first day that such Person is a Subsidiary of Equistar in accordance with the provisions of the Indenture, such designation shall be deemed to have occurred for all purposes of the Indenture simultaneously with, and automatically upon, such Person becoming a Subsidiary.

For purposes of this covenant, any payment made on or after August 24, 2001 but prior to the Issue Date, shall be deemed to be a “Restricted Payment” to the extent such payment would have been a Restricted Payment had the Indenture been in effect at the time of such payment (and, to the extent that any such Restricted Payment was permitted by clauses (a) through (j) above, such Restricted Payment may be deemed by Equistar to have been made pursuant to such clause).

Additional Interest Upon Payment of Certain Permitted Dividends

Equistar shall provide public notice of its intent to pay a Permitted Dividend which would require the issuance of Additional Dividend Notes by means of a press release on a date that is not more than twenty-one days or less than fourteen days prior to the date of any scheduled payment of any such Permitted Dividend (a “Notice Date”). Such notice shall provide the date of the Permitted Dividend and the amount of additional interest that will be paid on such date pursuant to the next paragraph.

If Equistar makes a Permitted Dividend and Equistar’s Fixed Charge Coverage Ratio calculated (on a pro forma basis as described in the following sentence) on the Dividend Payment Date would have been less than 1.75 to 1, then the issuers shall, on the date when Equistar makes such Permitted Dividend (the “Dividend Payment Date”), pay to each holder of record on the Notice Date immediately prior to the date of such payment, as additional interest, an amount equal to the Additional Interest Amount. For this purpose, the calculation shall give pro forma effect to any Indebtedness, Disqualified Stock or Preferred Stock incurred or contemplated to be incurred or any asset sold or contemplated to be sold, in each case to finance such Permitted Dividend as if such incurrence or sale had been made at the beginning of the most recently ended four full fiscal quarters for which financial statements have been filed with the SEC pursuant to the covenant described below under the caption “—Reports” immediately preceding the date of such Permitted Dividend. Notwithstanding the foregoing, Equistar shall not be required to make any such additional interest payment if it has made an additional interest payment with respect to another Permitted Dividend on a Dividend Payment Date that occurred within 90 days prior to the Dividend Payment Date.

Any such interest shall be paid by the issuers in the form of additional notes (“Additional Dividend Notes”) that are identical in all respects to the notes with respect to which such Additional Dividend Notes are issued. Interest on such Additional Dividend Notes shall accrue from the most recent interest payment date prior to the Dividend Payment Date or, if no interest has been paid on the notes, from the Issue Date. The Additional Dividend Notes shall be issued in an aggregate principal amount that, together with accrued interest thereon through the Dividend Payment Date, as determined pursuant to the foregoing sentence, will be equal to the Additional Interest Amount required to be paid on the applicable Dividend Payment Date; provided that Equistar shall, to the extent necessary, round up the principal amount of any Additional Dividend Note so that the principal amount of each such note is $1,000 or a higher $1,000 increment thereof.

“Additional Interest Amount” means an amount, to be paid on the applicable Dividend Payment Date, to each holder of record of notes on the applicable Notice Date, equal to the amount of interest that would be paid on the aggregate principal amount of the notes held by such holder for a period of 90 days at a rate of 3.0% per annum, calculated on the basis of a 360-day year (without any compounding of such interest).

For example, if we were to pay a Permitted Dividend and the Fixed Charge Coverage Ratio was below 1.75 to 1, we would pay $5.25 million as additional interest to the holders of the notes (assuming $700 million of outstanding notes) and $5.25 million as additional interest to the holders of the 10 1/8% senior notes due 2008 (assuming $700 million of outstanding notes). Additional interest on loans under the credit facility would depend on the amounts outstanding under the credit facility at that time.

Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock

On or after the Issue Date:

•	Equistar will not, and will not permit any of its Restricted Subsidiaries to incur any Indebtedness (including Acquired Debt);

•	Equistar will not, and will not permit any of its Restricted Subsidiaries to, issue any Disqualified Stock (including Acquired Disqualified Stock); and

•	Equistar will not permit any of its Restricted Subsidiaries that are not Subsidiary Guarantors to issue any shares of Preferred Stock (including Acquired Preferred Stock);

provided, however, that Equistar and the Subsidiary Guarantors may incur Indebtedness (including Acquired Debt) and Equistar and the Subsidiary Guarantors may issue shares of Disqualified Stock (including Acquired Disqualified Stock) if the Fixed Charge Coverage Ratio for Equistar’s most recently ended four full fiscal quarters for which financial statements have been filed with the SEC pursuant to the covenant described below under “—Reports” immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or Preferred Stock had been issued, as the case may be, at the beginning of such four-quarter period, with any letters of credit and bankers’ acceptances being deemed to have an aggregate principal amount of Indebtedness equal to the maximum amount available thereunder.

The foregoing provisions will not apply to:

(i) the incurrence by Equistar of Indebtedness pursuant to the Credit Facility in an aggregate principal amount at any time outstanding not to exceed an amount equal to $800 million less the aggregate principal amount of all mandatory repayments (other than mandatory prepayments triggered solely by the issuance of Indebtedness or Preferred Stock of a Finance Subsidiary to refinance the Credit Facility) applied after August 24, 2001 to (a) repay loans (other than revolving credit loans) outstanding thereunder or (b) permanently reduce the revolving credit commitments thereunder (and the incurrence by its Subsidiaries of Guarantees thereof); provided that, if the aggregate principal amount of Indebtedness pursuant to the Credit Facility permitted to be incurred hereby is reduced as a result of any mandatory repayment made in connection with Equistar’s entry into a Receivables Facility, then such aggregate principal amount permitted to be incurred shall be increased by the amount of such previous reduction if and when such Receivables Facility is terminated;

(ii) the incurrence by Equistar and the Subsidiary Guarantors of Indebtedness represented by the existing 10 5/8% senior notes due 2011 already outstanding under the indenture (including any Additional Dividend Notes but not any Additional Notes) and Subsidiary Guarantees thereof;

(iii) the incurrence by Equistar and its Restricted Subsidiaries of Existing Indebtedness (other than Indebtedness of the type described in clauses (i), (ii), (v) through (xii) or (xiv) of this covenant);

(iv) the incurrence by Equistar or any of its Restricted Subsidiaries of any Permitted Refinancing in exchange for, or the Net Proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness that was permitted to be incurred under the Fixed Charge Coverage Ratio test set forth above or clauses (ii) or (iii) above or (xiii) below or this clause (iv);

(v) the incurrence by Equistar or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Equistar and any of its Restricted Subsidiaries; provided, however, that (1) if Equistar or any Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated by its terms to the prior payment in full in cash of all Obligations with respect to the notes or the Subsidiary Guarantee, as the case may be, and (2)(A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Equistar or a Restricted Subsidiary and (B) any sale or other transfer of any such Indebtedness to a Person that is not either Equistar or a Restricted

Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by Equistar or such Restricted Subsidiary, as the case may be;

(vi) the incurrence by Equistar or any Restricted Subsidiary of Hedging Obligations that are incurred for the purpose of (A) fixing or hedging interest rate or currency risk with respect to any fixed or floating rate Indebtedness that is permitted by the Indenture to be outstanding or any receivable or liability the payment of which is determined by reference to a foreign currency; provided that the notional principal amount of any such Hedging Obligation does not exceed the principal amount of the Indebtedness or any receivable or liability to which such Hedging Obligation relates or (B) managing fluctuations in the price or cost of raw materials, manufactured products or related commodities; provided that such obligations are entered into in the ordinary course of business to hedge or mitigate risks to which Equistar or any Restricted Subsidiary is exposed in the conduct of its business or the management of its liabilities (as determined by Equistar’s or such Restricted Subsidiary’s principal financial officer in the exercise of his or her good faith business judgment);

(vii) the issuance by any of Equistar’s Restricted Subsidiaries of shares of Preferred Stock to Equistar or a Wholly Owned Restricted Subsidiary; provided that (A) any subsequent issuance or transfer of Equity Interests that results in such Preferred Stock being held by a Person other than Equistar or a Wholly Owned Restricted Subsidiary or (B) the transfer or other disposition by Equistar or a Wholly Owned Restricted Subsidiary of any such shares to a Person other than Equistar or a Wholly Owned Restricted Subsidiary shall be deemed, in each case, to constitute an issuance of such Preferred Stock by such Subsidiary on such date that is not permitted by this clause (vii);

(viii) the incurrence by Equistar or any of its Restricted Subsidiaries of Indebtedness represented by tender, bid, performance, government contract, surety or appeal bonds, standby letters of credit and warranty and contractual service obligations of like nature, trade letters of credit or documentary letters of credit, in each case to the extent incurred in the ordinary course of business of Equistar or such Restricted Subsidiary;

(ix) the incurrence by any Restricted Subsidiary of Equistar of Indebtedness or the issuance by any Restricted Subsidiary of Preferred Stock, the aggregate principal amount (or accreted value, as applicable) or liquidation preference of which, together with all other Indebtedness and Preferred Stock of Equistar’s Restricted Subsidiaries at the time outstanding and incurred or issued in reliance upon this clause (ix), does not exceed $25 million;

(x) the issuance by any Finance Subsidiary of Preferred Stock with an aggregate liquidation preference not exceeding the amount of Indebtedness of Equistar held by such Finance Subsidiary; provided that the Fixed Charge Coverage Ratio for Equistar’s most recently ended four full fiscal quarters for which financial statements have been filed with the SEC pursuant to the covenant described below under “—Reports” immediately preceding the date on which such Preferred Stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom) as if such Preferred Stock had been issued at the beginning of such four-quarter period;

(xi) the incurrence of Indebtedness by Foreign Subsidiaries in the aggregate principal amount (or accreted value, as applicable) of which, together with all other Indebtedness at the time outstanding and incurred in reliance upon this clause (xi), does not exceed $10 million;

(xii) the Guarantee by Equistar or any Restricted Subsidiary of Indebtedness of Equistar or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant;

(xiii) Acquired Debt or Acquired Disqualified Stock; provided that such Indebtedness or Disqualified Stock was not incurred in connection with or in contemplation of such Person becoming a Restricted Subsidiary; and provided further that immediately after giving effect to such incurrence, the Fixed Charge Coverage Ratio for Equistar’s most recently ended four full fiscal quarters for which financial statements have been filed with the SEC pursuant to the covenant described below under “—Reports” immediately preceding the date of such incurrence would have been at least 2.0 to 1, determined on a pro forma basis (including giving pro forma effect to the applicable transaction related thereto);

(xiv) the incurrence by Equistar Funding of Indebtedness as a co-issuer of Indebtedness of Equistar that was permitted to be incurred by another provision of this covenant;

(xv) the incurrence of Indebtedness represented by industrial revenue bonds to finance capital expenditures incurred to reduce NOx emissions in the Houston/Galveston region pursuant to a Texas Natural Resource Conservation Commission plan; and

(xvi) the incurrence by Equistar or any Subsidiary Guarantor of Indebtedness or the incurrence of Disqualified Stock, the aggregate principal amount (or accreted value, as applicable) or liquidation preference of which, together with all other Indebtedness and Disqualified Stock at the time outstanding and incurred in reliance on this clause (xvi), does not exceed $100 million.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness or Preferred Stock meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (i) through (xvi) above or is entitled to be incurred pursuant to the first paragraph of this covenant, Equistar shall, in its sole discretion, classify such item of Indebtedness or Preferred Stock in any matter that complies with this covenant and such Indebtedness or Preferred Stock will be treated as having been incurred pursuant to the clauses or the first paragraph hereof, as the case may be, designated by Equistar. The amount of Indebtedness issued at a price which is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

The amount of Indebtedness outstanding under the Credit Facility for purposes of clause (i) of this covenant shall exclude any amounts paid as interest-in-kind in connection with a Permitted Dividend.

The notes offered hereby are being incurred pursuant to clause (i) above.

Limitation on Liens

Equistar will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien, except Permitted Liens, on any asset now owned or hereafter acquired, or any income or profits therefrom, unless all payments due under the Indenture and the notes are secured on an equal and ratable basis with the obligations so secured (or, if such obligations are subordinated by their terms to the notes or the Subsidiary Guarantees, prior to the obligations so secured) until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Equistar will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any restriction on the ability of any Restricted Subsidiary to:

(i) (a) pay dividends or make any other distributions to Equistar or any of its Restricted Subsidiaries:

    (1) on its Capital Stock, or

    (2) with respect to any other interest or participation in, or measured by, its profits, or

(b) pay any Indebtedness owed to Equistar or any of its Restricted Subsidiaries;

(ii) make loans or advances to Equistar or any of its Restricted Subsidiaries; or

(iii) transfer any of its properties or assets to Equistar or any of its Restricted Subsidiaries;

except for such restrictions existing under or by reason of:

(a) existing agreements as in effect on the Issue Date;

(b) Indebtedness permitted by the Indenture to be incurred containing restrictions on the ability of Restricted Subsidiaries to consummate transactions of the types described in clauses (i), (ii) or (iii) above not materially more restrictive than those contained in the Indenture;

(c) the Indenture;

(d) applicable law;

(e) existing restrictions with respect to a Person acquired by Equistar or any of its Restricted Subsidiaries (except to the extent such restrictions were put in place in connection with or in contemplation of such acquisition), which restrictions are not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(f) customary non-assignment provisions in leases and other agreements entered into in the ordinary course of business;

(g) construction loans and purchase money obligations (including Capital Lease Obligations) for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so constructed or acquired;

(h) in the case of clause (iii) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages;

(i) a Permitted Refinancing, provided that the restrictions contained in the agreements governing such Permitted Refinancing are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced (as conclusively evidenced by a resolution of the Partnership Governance Committee);

(j) customary restrictions on a Finance Subsidiary imposed in such Finance Subsidiary’s organizational documents or by the terms of its Preferred Stock;

(k) any restriction with respect to shares of Capital Stock of a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of such shares of Capital Stock or any restriction with respect to the assets of a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of such assets or all or substantially all the Capital Stock of such Restricted Subsidiary pending the closing of such sale or disposition;

(l) in the case of any Restricted Subsidiary that is a Joint Venture, customary restrictions on such Restricted Subsidiary contained in its joint venture agreement, which restrictions are consistent with the past practice of Equistar and its Restricted Subsidiaries (as conclusively evidenced by a resolution of the Partnership Governance Committee); and

(m) the Credit Facility and related documentation as the same is in effect on the Issue Date and as amended, modified, extended, renewed, refunded, refinanced, restated or replaced from time to time; provided that the Credit Facility and related documentation as so amended, modified, extended, reviewed, refunded, refinanced, restated or replaced is not materially more restrictive, taken as a whole, as to the matters enumerated above than the Credit Facility and related documentation as in effect on the Issue Date (as conclusively evidenced by a resolution of the Partnership Governance Committee).

For purposes of determining compliance with this covenant, in the event that a restriction meets the criteria of more than one of the categories of permitted restrictions described in clauses (a) through (m) above, Equistar shall, in its sole discretion, classify such restriction in any matter that complies with this covenant and such restriction will be treated as existing pursuant to the clauses designated by Equistar.

Limitation on Sale and Lease-Back Transactions

Equistar will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Lease-Back Transaction; provided that Equistar or any Restricted Subsidiary may enter into a Sale and Lease-Back Transaction if:

(a) Equistar or such Restricted Subsidiary, as the case may be, could have:

(i) incurred Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Lease-Back Transaction pursuant to the covenant described under the caption “—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” (whether or not such covenant has ceased to be otherwise in effect as described below under “—Limitation of Applicability of Certain Covenants if Notes Rated Investment Grade”), and

(ii) incurred a Lien to secure such Indebtedness pursuant to the covenant described under the caption “—Limitation on Liens” without securing the notes; and

(b) the gross cash proceeds of such Sale and Lease-Back Transaction are at least equal to the fair market value (as conclusively determined by the Partnership Governance Committee) of the property that is the subject of such Sale and Lease-Back Transaction.

Line of Business

Equistar will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Equistar and its Subsidiaries taken as a whole.

Limitation on Affiliate Transactions

Equistar will not, and will not permit any of its Restricted Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make any contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate, any Partner or any Affiliate of any Partner (each of the foregoing, an “Affiliate Transaction”), unless (1) the terms of such Affiliate Transaction are no less favorable to Equistar or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate of Equistar and (2) Equistar delivers to the Trustee (a) with respect to any Affiliate Transaction involving aggregate consideration in excess of $10 million, a resolution of the Partnership Governance Committee set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (1) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Partnership Governance Committee and (b) with respect to any Affiliate Transaction involving aggregate consideration in excess of $25 million, an opinion as to the fairness to Equistar or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an investment banking firm of national standing; provided that:

(i) transactions or payments pursuant to any employment arrangements or employee, officer or director benefit plans or arrangements entered into by Equistar or any of its Restricted Subsidiaries in the ordinary course of business;

(ii) transactions between or among Equistar and/or its Restricted Subsidiaries;

(iii) customary loans, advances, fees and compensation paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of Equistar or any of its Restricted Subsidiaries;

(iv) transactions in the ordinary course of business between Equistar or any of its Restricted Subsidiaries and any Partner or Affiliate of any Partner, provided that, with respect to any such Affiliate Transaction involving aggregate consideration in excess of $25 million, such Affiliate Transaction complies with clause (1) of the initial paragraph hereof and has been approved by the Partnership Governance Committee, including a majority of the disinterested members (if any);

(v) sales (including a sale in exchange for a promissory note of or equity interest in such Accounts Receivable Subsidiary) of accounts receivable, related assets and the provision of billing, collection and other services in connection therewith, in each case, to an Accounts Receivable Subsidiary in connection with any Receivables Facility;

(vi) transactions pursuant to any contract or agreement in effect on the Issue Date, as the same may be amended, modified or replaced from time to time, so long as any such contract or agreement as so amended, modified or replaced is, taken as a whole, no less favorable to Equistar and its Restricted Subsidiaries in any material respect than the contract or agreement as in effect on the Issue Date (as conclusively evidenced by a resolution of the Partnership Governance Committee);

(vii) any transaction or series of transactions between Equistar or any Restricted Subsidiary and any of their Joint Ventures, provided that (a) such transaction or series of transactions is in the ordinary course of business between Equistar or such Restricted Subsidiary and such Joint Venture, and (b) with respect to any such Affiliate Transaction involving aggregate consideration in excess of $25 million, such Affiliate Transaction complies with clause (1) of the initial paragraph above and such Affiliate Transaction has been approved by the Partnership Governance Committee, including a majority of the disinterested members (if any); and

(viii) any Restricted Payment of the type described in clause (1) or (2) of the first paragraph of the covenant described under “—Restricted Payments” and any Permitted Dividend;

in each case, shall not be deemed to be Affiliate Transactions and therefore (except as otherwise specified in such clauses) not subject to the requirements of clauses (1) and (2) of the initial paragraph above.

Limitation on Business Activities of Equistar Funding

Equistar Funding may not hold any assets, become liable for any obligations or engage in any business activities; provided that it may be a co-obligor with respect to the notes or any other Indebtedness issued by Equistar, and may engage in any activities directly related thereto or necessary in connection therewith. Equistar Funding shall be a Wholly Owned Restricted Subsidiary of Equistar at all times.

Limitation on Issuance of Guarantees by Restricted Subsidiaries

Equistar will not permit any Restricted Subsidiary that is not a Subsidiary Guarantor, directly or indirectly, to Guarantee or secure the payment of any other Indebtedness of Equistar or any of its Restricted Subsidiaries (except Indebtedness of such Restricted Subsidiary or a Restricted Subsidiary of such Restricted Subsidiary) unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for the Guarantee (a “Subsidiary Guarantee”) of the payment of the notes by such Restricted Subsidiary; provided that this paragraph shall not be applicable to:

(i) any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary;

(ii) Guarantees of Indebtedness of a Restricted Subsidiary that is a Foreign Subsidiary by a Restricted Subsidiary that is a Foreign Subsidiary; or

(iii) Equistar Funding.

If the guaranteed Indebtedness is subordinated in right of payment to the notes or any Subsidiary Guarantee, as applicable, pursuant to a written agreement to that effect, the Guarantee of such guaranteed Indebtedness must be subordinated in right of payment to the Subsidiary Guarantee to at least the extent that the guaranteed Indebtedness is subordinated to the notes.

Each Subsidiary Guarantee will be limited to the maximum amount that would not render the Subsidiary Guarantor’s obligations subject to avoidance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provision of state law. By virtue of this limitation, a Subsidiary Guarantor’s obligation under its Subsidiary Guarantee could be significantly less than amounts payable with respect to the notes, or a Guarantor may have effectively no obligation under its Subsidiary Guarantee.

No Subsidiary Guarantor will be permitted to:

•	consolidate with or merge with or into any Person; or

•	sell, convey, transfer or dispose of, all or substantially all its assets as an entirety or substantially as an entirety, in one transaction or a series of related transactions, to any Person; or

•	permit any Person to merge with or into the Subsidiary Guarantor unless:

(A) the other Person is Equistar or any Wholly Owned Restricted Subsidiary that is a Subsidiary Guarantor or becomes a Subsidiary Guarantor concurrently with the transaction; or

(B) (1) either (x) the Subsidiary Guarantor is the continuing Person or (y) the resulting, surviving or transferee Person expressly assumes by supplemental indenture all of the obligations of the Subsidiary Guarantor under its Subsidiary Guarantee; and (2) immediately after giving effect to the transaction, no Default has occurred and be continuing; or

(C) the transaction constitutes a sale or other disposition (including by way of consolidation or merger) of the Subsidiary Guarantor or the sale or disposition of all or substantially all the assets of the Subsidiary Guarantor (in each case other than to Equistar or a Restricted Subsidiary) otherwise permitted by the Indenture.

The Subsidiary Guarantee of a Subsidiary Guarantor will terminate upon:

(1) a sale or other disposition (including by way of consolidation or merger) of the Subsidiary Guarantor or the sale or disposition of all or substantially all the assets of the Subsidiary Guarantor (other than to Equistar or a Restricted Subsidiary) otherwise permitted by the Indenture;

(2) the cessation of the circumstances requiring the Subsidiary Guarantee;

(3) the designation in accordance with the Indenture of the Subsidiary Guarantor as an Unrestricted Subsidiary; or

(4) defeasance or discharge of the notes, as provided in “—Defeasance and Discharge.”

Accounts Receivable Facilities

Equistar may, and any of its Restricted Subsidiaries may, sell (including a sale in exchange for a promissory note of or Equity Interest in such Accounts Receivable Subsidiary) at any time and from time to time, accounts receivable and related assets to any Accounts Receivable Subsidiary; provided that the aggregate consideration received in each such sale is at least equal to the aggregate fair market value of the receivables sold.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, Equistar will furnish to each Trustee and the holders of the notes:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Equistar were required to file such Forms, including a

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by Equistar’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if Equistar were required to file such reports.

In addition, whether or not required by the rules and regulations of SEC, Equistar will file a copy of all such information and reports with the SEC for public availability and make such information available to securities analysts and prospective investors upon request.

Further, the issuers have agreed that, for so long as any notes remain outstanding, they will furnish to the holders and to securities analysts and prospective investors, upon their request, the information, if any, required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Limitation of Applicability of Covenants When Notes are Rated Investment Grade

Notwithstanding the foregoing, the issuers’ obligations to comply with the provisions of the Indenture described above under the captions “—Repurchase at Option of Holders—Asset Sales” and “—Selected Covenants—Transactions with Affiliates,” “—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock,” “—Restricted Payments,” “—Additional Interest Upon Payment of Certain Permitted Dividends,” “—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries,” “—Line of Business,” “—Guarantees by Restricted Subsidiaries” and “—Accounts Receivable Facilities” will terminate and cease to have any further effect from and after the first date when the notes are rated Investment Grade.

Consolidation, Merger and Sale of Assets

Equistar

Equistar may not consolidate with or merge into, or sell, assign, transfer, convey or otherwise dispose of all or substantially all of its assets in one or more related transactions to, any Person, or permit any Person to merge with or into it unless each of the following conditions is satisfied:

(1) immediately after giving effect to such transaction and any related incurrence of Indebtedness or issuance of Disqualified Stock, no Default or Event of Default shall have occurred and be continuing;

(2) either (i) Equistar shall be the continuing Person, or (ii) the entity formed by such consolidation or into which Equistar is merged, or the Person to which such properties and assets will have been conveyed or transferred, assumes Equistar’s obligation as to the due and punctual payment of the principal of (and premium, if any, on) and interest, if any, on the notes and the performance and observance of every covenant to be performed by Equistar under the Indenture, the notes and the Registration Rights Agreement; any such entity will be organized under the laws of the United States, one of the States thereof or the District of Columbia;

(3) Equistar or the entity or the Person formed by or surviving any such consolidation or merger (if other than Equistar), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made:

(A) except in the case of a merger or consolidation with, or a sale, assignment, transfer, conveyance or other disposition to, a Permitted Holder, will have a Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of Equistar immediately preceding the transaction; and

(B) except with respect to a consolidation or merger of Equistar with or into a Person that has no outstanding Indebtedness, will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, (i) have a Fixed Charge Coverage Ratio of at least 2.0 to 1 or (ii) have a greater Fixed Charge Coverage Ratio than Equistar’s Fixed Charge Coverage Ratio immediately before the transaction; and

(4) each of the issuers has delivered to the Trustee an Officers’ Certificate and Opinion of Counsel stating that the transaction complies with these conditions.

The foregoing shall not prohibit the merger or consolidation of a Wholly Owned Restricted Subsidiary with Equistar; provided that, in connection with any such merger or consolidation, no consideration, other than Qualified Equity Interests in the surviving Person or Equistar, shall be issued or distributed to the holders of Equity Interests of Equistar.

The sale, assignment, transfer, conveyance or other disposition by Equistar of all or substantially all its property or assets taken as a whole to one or more of Equistar’s Subsidiaries shall not relieve Equistar from its obligations under the Indenture and the notes. In addition, Equistar will not lease all or substantially all its assets in one or more related transactions to another Person.

Equistar Funding

Equistar Funding shall not consolidate with, merge into, sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets to, any Person, or permit any Person to merge with or into Equistar Funding unless:

(1) concurrently therewith, a corporate Wholly Owned Restricted Subsidiary of Equistar organized and validly existing under the laws of the United States of America or any jurisdiction thereof (which may be the continuing Person as a result of such transaction) shall expressly assume, by a supplemental Indenture, executed and delivered to the Trustee and in form and substance satisfactory to the Trustee, all of the obligations of an issuer under the notes, the Indenture and the Registration Rights Agreement; or

(2) after giving effect thereto, at least one obligor on the notes shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof; and

(3) immediately after such transaction, no Default or Event of Default shall have occurred and be continuing.

Events of Default

Each of the following constitutes an Event of Default with respect to the notes:

(1) default for 30 days in the payment when due of interest (including the issuance of Additional Dividend Notes) or liquidated damages on the notes;

(2) default in payment when due of the principal of or premium, if any, on the notes, at maturity or otherwise;

(3) failure by the issuers to comply with the provisions described under the captions “—Repurchase at Option of Holders—Change of Control,” “—Repurchase at Option of Holders—Asset Sales” or “—Consolidation, Merger and Sale of Assets;”

(4) failure by the issuers for 60 days after notice by the Trustee or holders of at least 25% in principal amount of the outstanding notes to comply with any of the other agreements in the Indenture or the notes;

(5) any default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by

Equistar or any of its Significant Subsidiaries (or any Indebtedness for money borrowed Guaranteed by Equistar or any of its Significant Subsidiaries if Equistar or a Significant Subsidiary does not perform its payment obligations under such Guarantee within any grace period provided for in the documentation governing such Guarantee), whether such Indebtedness or Guarantee exists on the Issue Date or is thereafter created, which default (a) constitutes a Payment Default or (b) results in the acceleration of such Indebtedness prior to its Stated Maturity, and in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or that has been so accelerated, aggregates $50 million or more;

(6) failure by Equistar or any of its Significant Subsidiaries to pay a final judgment or final judgments aggregating in excess of $50 million, which judgment or judgments are not paid, discharged or stayed, for a period of 60 days;

(7) certain events of bankruptcy or insolvency with respect to Equistar or any of its Significant Subsidiaries; and

(8) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, shall deny or disaffirm its obligations under the Subsidiary Guarantees.

If an Event of Default (other than an Event of Default specified in clause (7) above that occurs with respect to Equistar, Equistar Funding or any Subsidiary Guarantor) occurs and is continuing under the Indenture, the Trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by written notice to Equistar (and to the Trustee if such notice is given by the holders), may, and the Trustee at the request of such holders shall, declare the principal of and premium, if any, and accrued but unpaid interest and liquidated damages, if any, on the notes to be due and payable. Upon a declaration of acceleration, such principal, premium, if any, and accrued but unpaid interest and liquidated damages, if any, shall be immediately due and payable. If an Event of Default specified in clause (7) above occurs with respect to Equistar, Equistar Funding or any Subsidiary Guarantor, the principal of and premium, if any, and accrued interest and liquidated damages, if any, on the notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder.

The holders of at least a majority in principal amount of the notes then outstanding by written notice to Equistar and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if:

(i) all existing Events of Default, other than the nonpayment of the principal of and premium, if any, and interest and liquidated damages, if any, on such notes that have become due solely by such declaration of acceleration, have been cured or waived; and

(ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

For information as to the waiver of defaults, see “—Modification and Waiver.”

The holders of at least a majority in aggregate principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of holders of the notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of the notes. A holder may not pursue any remedy with respect to the Indenture or the notes unless:

(1) the holder gives the Trustee written notice of a continuing Event of Default;

(2) the holders of at least 25% in aggregate principal amount of notes then outstanding make a written request to the Trustee to pursue the remedy;

(3) such holder or holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the holders of at least a majority in aggregate principal amount of the notes then outstanding do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any holder of a note to receive payment of the principal of or premium, if any, interest or liquidated damages, if any, on such note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the notes, which right shall not be impaired or affected without the consent of the holder.

The Indenture requires certain officers of the issuers to certify, on or before a date not more than 120 days after the end of each fiscal year, that they have conducted or supervised a review of the activities of Equistar and its Restricted Subsidiaries and Equistar’s and its Restricted Subsidiaries’ performance under such Indenture and that, to the best of such officers’ knowledge, based upon such review, Equistar has fulfilled all obligations thereunder or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. Equistar is also obligated to notify the Trustee promptly of any default or defaults in the performance of any covenants or agreements under any Indenture.

Modification and Waiver

The Indenture permits the issuers and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the notes, to execute supplemental indentures adding any provisions to or changing or eliminating any provisions of the Indenture or modifying the rights of such holders. However, no modification or amendment may, without the consent of each holder affected thereby:

(1) change the Stated Maturity of the principal of, or any installment of interest on, any note;

(2) reduce the principal amount of or premium, if any, or interest or liquidated damages, if any, on any note;

(3) reduce any amount payable on redemption of the notes or upon the occurrence of an Event of Default or reduce the Change of Control Payment or the amount to be paid in connection with an Asset Sale Offer;

(4) change the place or currency of payment of principal of or premium, if any, or interest or liquidated damages, if any, on any note;

(5) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any note;

(6) reduce the above-stated percentage of outstanding notes the consent of whose holders is necessary to modify or amend the Indenture;

(7) waive a default in the payment of principal of or premium, if any, or interest or liquidated damages, if any, on the notes (except as set forth under the caption “—Events of Default”);

(8) reduce the percentage or aggregate principal amount of outstanding notes the consent of whose holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults;

(9) modify or change any provision of the Indenture affecting the ranking of the notes or the Subsidiary Guarantees in a manner adverse to the holders of the notes; or

(10) release any Subsidiary Guarantor from any of its obligations under its Subsidiary Guarantee or the Indenture other than in accordance with the provisions of the Indenture, or amend or modify any provision relating to such release.

Neither Equistar nor any of its Subsidiaries or Affiliates will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid or agreed to be paid to all holders of such notes that consent, waive or agree to amend such term or provision in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Modification and amendment of the Indenture may be made by the issuers and the Trustee without the consent of any holder, for any of the following purposes:

(1) to cure any ambiguity, omission, defect or inconsistency in the Indenture;

(2) to provide for the assumption by a successor of an issuer of the obligations of such issuer under the Indenture;

(3) to provide for uncertificated notes, subject to certain conditions;

(4) to secure the notes under the Indenture, to add Subsidiary Guarantees with respect to the notes, or to confirm and evidence the release, termination or discharge of any such security or Subsidiary Guarantee when such release, termination or discharge is permitted by the Indenture;

(5) to add to the covenants of the issuers for the benefit of the holders of the notes or to surrender any right or power conferred upon the issuers;

(6) to provide for or confirm the issuance of Additional Notes or Additional Dividend Notes in accordance with the terms of the Indenture;

(7) to make any other change that does not adversely affect the rights of any holder under the notes or the Indenture; or

(8) to comply with any requirement of the SEC in connection with qualification of the Indenture under the Trust Indenture Act or otherwise.

Defeasance and Discharge

The issuers may discharge their obligations under the notes and the Indenture by irrevocably depositing in trust with the Trustee money or U.S. Government Obligations sufficient to pay principal of and interest on the notes to maturity or redemption within one year, subject to meeting certain other conditions.

The Indenture provides that the issuers may elect either (i) to defease and be discharged from any and all obligations with respect to all or a portion of the notes of any series (except for, among other matters, the obligations to register the transfer of or exchange notes, replace temporary or mutilated, destroyed, lost or stolen notes of such series, maintain an office or agency in respect of such notes and hold moneys for payment in trust) (“legal defeasance”); or (ii) to be released from their obligations with respect to most of the covenants and under clauses (1) and (3) of “—Consolidation, Merger and Sale of Assets—Equistar” (and the events listed in clauses (5), (6) and (8) under “—Events of Default” will no longer constitute Events of Default), and any omission to comply with such obligations will not constitute a Default or an Event of Default with respect to such notes (“covenant defeasance”), in either case upon the irrevocable deposit by the issuers with the Trustee (or other qualifying trustee), in trust, of (i) an amount in cash; (ii) U.S. Government Obligations that, through the payment of principal and interest in accordance with their terms, will provide money in an amount; or (iii) a combination thereof in an amount, sufficient to pay the principal of (and premium, if any, on) and interest, if any, to Stated Maturity (or redemption) on such notes, on the scheduled due dates therefor.

Such a trust may only be established if, among other things, the issuers have delivered to the Trustee an Opinion of Counsel to the effect that the holders of such notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such legal defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture. The defeasance would in each case be effective when 123 days have passed since the date of the deposit in trust.

In the case of either discharge or defeasance, the Subsidiary Guarantees, if any, will terminate.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of Equistar, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The holders of a majority in principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the applicable Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee is required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee is not under any obligation to exercise any rights or powers under the Indenture at the request of any holder of notes, unless such holder shall have offered to the applicable Trustee security and indemnity satisfactory to it against any loss, liability or expense.

No Personal Liability of Directors, Officers, Employees, Stockholders and Partners

No director, officer, employee, incorporator, partner, member of the Partnership Governance Committee or holder of Capital Stock of either issuer or any Subsidiary Guarantor, as such, has any liability for any obligations of the issuers and the Subsidiary Guarantors under the notes, the Subsidiary Guarantees, or the Indenture or for any claim based on, in respect of, or by reason of, such obligations. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. This waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Payment, Transfer and Exchange

The issuers are required to maintain an office or agency at which the principal of (and premium, if any, on), interest and liquidated damages, if any, on the notes will be payable. The issuers initially designated the office of the agent of the Trustee in New York City as an office where such principal, premium, interest and liquidated damages, if any, will be payable. The issuers may from time to time designate additional offices or agencies, approve a change in the location of any office or agency and rescind the designation of any office or agency.

All moneys paid by the issuers to the Trustee or a Paying Agent for the payment of principal of (or premium, if any, on) or interest, if any, on any new notes that remain unclaimed for two years after such principal, premium or interest becomes due and payable will be repaid to the issuers, and the holder of such new notes will (subject to applicable abandoned property or similar laws) thereafter, as an unsecured general creditor, look only to the issuers.

Subject to the terms of the Indenture, new notes may be presented for registration of transfer and for exchange (i) at each office or agency required to be maintained by the issuers, as described above, and (ii) at each other office or agency that the issuers may designate from time to time for such purposes. Registration of transfers and exchanges will be effected if the transfer agent is satisfied with the evidence of ownership and identity of the Person making the request and if the transfer form thereon is duty executed and the transfer agent is otherwise satisfied that the transfer is being made in accordance with the Indenture and applicable law.

No service charge will be made for any registration of transfer or exchange of new notes, but the issuers may require payment of any tax or other governmental charge payable in connection therewith.

Book-Entry, Delivery and Form

The new notes will initially be represented by one or more permanent global notes in definitive, fully registered book-entry form (the “Global Notes” and registered in the name of a nominee of DTC. The Global Notes will be deposited on behalf of the acquirors of the new notes with a custodian of DTC for credit to the respective accounts of acquirors or such other accounts as they direct DTC. See “The Exchange Offer-Procedures for Tendering-Book-Entry Transfer.”

The Global Notes

We expect that under procedures established by DTC, upon deposit of the Global Notes with DTC or its custodian, DTC will credit on its internal system a portion of the Global Notes that shall be composed of the corresponding respective amounts of the Global Notes to the respective accounts of persons who have accounts with the depository.

Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the new notes represented by such Global Note for all purposes under the Indenture and under the new notes represented thereby. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC’s applicable procedures in addition to those provided for under the Indenture. Except as provided below, owners of beneficial interest in Global Notes will not:

•	be entitled to have new notes represented by Global Notes registered in their names;

•	receive or be entitled to receive physical delivery of certificated new notes; or

•	be considered the owners or holders of the Global Notes under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee.

Payments of the principal of, and interest on, a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the issuers, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

We expect that DTC will take any action permitted to be taken by a holder of new notes (including the presentation of new notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of new notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the new notes, DTC has the right to exchange the applicable Global Note for Certificated Notes, which it will distribute to its participants and which may be legended as set forth under the heading “Transfer Restrictions.”

If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by the issuers within 90 days, we will issue Certificated Notes, in exchange for the Global Notes. Holders of an interest in a Global Note may receive Certificated Notes, upon at least 20 days prior written notice by the Depository in accordance with customary procedures, in accordance with the DTC’s rules and procedures in addition to those provided for under the Indenture.

Description of DTC

The description of the operations of DTC set forth below is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change from time to time. We do not take any responsibility for these operations or procedures, and investors are urged to contact DTC or its participants directly to discuss these matters.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. DTC’s direct Participants include:

•	securities brokers and dealers;

•	banks and trust companies; and

•	clearing corporations and certain other organizations.

Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”). Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the issuers nor the Trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Same Day Settlement and Payment

The Indenture requires that payments in respect of the notes represented by the global notes be made by wire transfer of immediately available funds to the accounts specified by holders of the Global Notes. With respect to new notes in certificated form, the issuers will make all payments at the agency or office maintained by us for that purpose or, at our option, by mailing a check to each holder’s registered address.

The rules applicable to DTC and its participants are on file with the SEC.

The notes represented by the Global Notes are expected to be eligible to trade in The PORTAL Market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such new notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

Governing Law

The Indenture, including any Subsidiary Guarantees and the new notes, shall be governed by, and construed in accordance with, the laws of the State of New York.

Selected Definitions

“Accounts Receivable Subsidiary” means any Wholly Owned Subsidiary of Equistar (i) which is formed solely for the purpose of, and which engages in no activities other than activities in connection with, financing accounts receivable of Equistar and/or its Restricted Subsidiaries, (ii) which is designated by Equistar as an Accounts Receivables Subsidiary pursuant to an Officers’ Certificate delivered to the Trustee, (iii) no portion of Indebtedness or any other obligation (contingent or otherwise) of which is at any time recourse to or obligates Equistar or any Restricted Subsidiary in any way, or subjects any property or asset of Equistar or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to (1) representations, warranties and covenants (or, any indemnity with respect to such representations, warranties and covenants) entered into in the ordinary course of business in connection with the sale (including a sale in exchange for a promissory note of or Equity Interest in such Accounts Receivable Subsidiary) of accounts receivable to such Accounts Receivable Subsidiary or (2) any Guarantee of any such accounts receivable financing by Equistar or any Restricted Subsidiary that is permitted to be incurred pursuant to the covenants described under the caption entitled “—Selected Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” and “—Restricted Payments,” (iv) with which neither Equistar nor any Restricted Subsidiary of Equistar has any contract, agreement, arrangement or understanding other than contracts, agreements, arrangements and understandings entered into in the ordinary course of business in connection with the sale (including a sale in exchange for a promissory note of or Equity Interest in such Accounts Receivable Subsidiary) of accounts receivable in accordance with the covenant described under the caption “—Selected Covenants— Accounts Receivable Facilities” and fees payable in the ordinary course of business in connection with servicing accounts receivable and (v) with respect to which neither Equistar nor any

Restricted Subsidiary of Equistar has any obligation (a) to subscribe for additional shares of Capital Stock or other Equity Interests therein or make any additional capital contribution or similar payment or transfer thereto other than in connection with the sale (including a sale in exchange for a promissory note of or Equity Interest in such Accounts Receivable Subsidiary) of accounts receivable to such Accounts Receivable Subsidiary in accordance with the covenant described under “—Selected Covenants—Accounts Receivable Facilities” or (b) to maintain or preserve the solvency, any balance sheet term, financial condition, level of income or results of operations thereof.

“Acquired Debt” means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquired Disqualified Stock” means, with respect to any specified Person, Disqualified Stock of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Disqualified Stock incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person.

“Acquired Preferred Stock” means, with respect to any specified Person, Preferred Stock of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Preferred Stock incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person.

“Additional Assets” means (a) Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Equistar or another Restricted Subsidiary from any Person other than Equistar or an Affiliate of Equistar, (b) any controlling interest or joint venture interest in another business or (c) any other asset (other than securities, cash, Cash Equivalents, or other current assets) to be owned by Equistar or any Restricted Subsidiary.

“Affiliate” of any specified Person means any other Person directly or indirectly, through one or more intermediaries, controlling or controlled by or under direct or indirect common control with such specified Person. For the purpose of this definition, “control” when used with respect to any specified Person means the possession, direct or indirect, of the power to manage or direct or cause the direction of the management and policies of such Person directly or indirectly, whether through the ownership of voting stock, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Sale” means (i) the sale, lease, conveyance or other disposition (other than the creation of a Lien) of any assets (other than the disposition of inventory or equipment in the ordinary course of business consistent with industry practices or the disposition of Cash Equivalents) (provided that the sale, conveyance or other disposition of all or substantially all the assets of Equistar and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Consolidation, Merger and Sale of Assets” and not by the provisions of the Asset Sale covenant), (ii) the sale by Equistar or any of its Restricted Subsidiaries of Equity Interests of any of Equistar’s Restricted Subsidiaries, Unrestricted Subsidiaries or Joint Ventures and (iii) the issuance by any of Equistar’s Restricted Subsidiaries of Equity Interests of such Restricted Subsidiary, in the case of clauses (i), (ii) or (iii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $25 million or (b) for Net Proceeds in excess of $25 million. Notwithstanding the foregoing: (a) a transfer of assets by Equistar to a Restricted Subsidiary or by a Restricted Subsidiary to Equistar or to another Restricted Subsidiary; (b) an issuance of Equity Interests by a Restricted Subsidiary to Equistar or to another Restricted Subsidiary; (c) an issuance of Preferred Stock by a Finance Subsidiary that is permitted by the covenant described under the caption “—Selected Covenants—Limitation on

Incurrence of Additional Indebtedness and Issuance of Preferred Stock;” (d) sales (including a sale in exchange for a promissory note of or Equity Interest in such Accounts Receivable Subsidiary) of accounts receivable, related assets to an Accounts Receivable Subsidiary in connection with any Receivables Facility; (e) Sale and Lease-Back Transactions; and (f) Restricted Payments (and Permitted Dividends payable in cash) permitted by the covenant described under “—Selected Covenants—Restricted Payments” and Permitted Investments will not be deemed to be an Asset Sale.

“Attributable Debt” in respect of a Sale and Lease-Back Transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means (a) United States dollars, (b) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition, (c) demand deposits, time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year from the date of acquisition and overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of the United States or any State thereof having capital, surplus and undivided profits in excess of $250 million, (d) repurchase obligations with a term of not more than seven days for underlying securities of the type described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above, (e) commercial paper rated as least P-1 or A-1 by Moody’s or Standard & Poor’s, respectively, (f) investments in any U.S. dollar-denominated money market fund as defined by Rule 2a-7 of the General Rules and Regulations promulgated under the Investment Company Act of 1940 and (g) in the case of a Foreign Subsidiary, substantially similar investments denominated in foreign currencies (including similarly capitalized foreign banks).

“Consolidated Cash Flow” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period, plus in each case, without duplication:

(i) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period (including any provision for taxes on the Net Income of any Joint Venture that is a pass-through entity for federal income tax purposes, to the extent such taxes are paid or payable by such Person or any of its Restricted Subsidiaries), to the extent that such provision for taxes was included in computing such Consolidated Net Income;

(ii) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income;

(iii) depreciation and amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation and amortization were deducted in computing such Consolidated Net Income; and

(iv) any non-cash charges reducing Consolidated Net Income for such period (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period); minus

(v) any non-cash items increasing Consolidated Net Income for such period; minus

(vi) the lesser of (x) the aggregate amount of all Investments made by Equistar or any of its Restricted Subsidiaries in any Joint Venture during the period under clause (f) of the second paragraph of the covenant described under “—Selected Covenants—Restricted Payments” and (y) the aggregate amount of Net Income (but not loss) of any such Joint Venture referred to in clause (x) of this clause (vi) included in calculating Equistar’s Consolidated Net Income during such period;

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization of, a Restricted Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(i) the Net Income of any Person that is not a Restricted Subsidiary shall be included only to the extent of the lesser of (x) the amount of dividends or distributions paid in cash (but not by means of a loan) to the referent Person or a Restricted Subsidiary thereof or (y) the referent Person’s (or, subject to clause (ii), a Restricted Subsidiary of the referent Person’s) proportionate share of the Net Income of such other Person;

(ii) the Net Income (but not loss) of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders;

(iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded; and

(iv) the cumulative effect of a change in accounting principles shall be excluded.

“Consolidated Net Tangible Assets” shall mean the total amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities (excluding any thereof which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed) and (b) all goodwill, trade names, trademarks, patents, purchased technology, unamortized debt discount and other like intangible assets, all as set forth on the most recent financial statements of Equistar and its consolidated Subsidiaries filed with the Commission pursuant to the covenant described under “—Selected Covenants—Reports” and computed in accordance with GAAP.

“Consolidated Net Worth” means, with respect to any Person as of any date, the sum, without duplication, of:

(i) the consolidated equity of holders of Capital Stock (other than Preferred Stock and Disqualified Stock) of such Person and its consolidated Restricted Subsidiaries as of such date; plus

(ii) the respective amounts reported on such Person’s balance sheet as of such date with respect to any series of Preferred Stock (other than Disqualified Stock); less

(iii) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made in accordance with GAAP as a result of the acquisition of such business) subsequent to the Issue Date in the book value of any asset owned by such Person or a consolidated Restricted Subsidiary of such Person; and excluding

(iv) the cumulative effect of a change in accounting principles;

all as determined in accordance with GAAP.

“Credit Facility” means that certain Amended and Restated Credit Agreement dated as of August 24, 2001 by and among Equistar, the lenders party thereto and Bank of America, N.A. and JPMorgan Chase Bank, as administrative agents, including any related notes, instruments and agreements executed in connection therewith, as amended, restated, modified, extended, renewed, refunded, replaced or refinanced, in whole or in part, from time to time, whether or not with the same lenders or agents.

“Default” means any event that is, or with the giving of notice or the lapse of time, or both, would constitute an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date on which the notes mature; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the date on which the notes mature shall not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in “—Repurchase at Option of Holders—Asset Sales” and “—Change of Control” covenants described above and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to Equistar’s repurchase of such notes as are required pursuant to such covenants. The “liquidation preference” of any Disqualified Stock shall be the amount payable thereon upon liquidation prior to any payment to holders of common stock or, if none, the amount payable by the issuer thereof upon maturity or mandatory redemption.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Existing Indebtedness” means Indebtedness of Equistar and its Restricted Subsidiaries in existence, and considered Indebtedness of Equistar or any of its Restricted Subsidiaries, on the Issue Date, until such amounts are repaid, including all reimbursement obligations with respect to letters of credit outstanding as of the Issue Date.

“Finance Subsidiary” means a Restricted Subsidiary of Equistar, all the Capital Stock of which (other than Preferred Stock) is owned by Equistar and/or one or more Wholly-Owned Restricted Subsidiaries thereof that does not engage in any activity other than:

(i) holding of Indebtedness of Equistar and/or one or more Wholly-Owned Restricted Subsidiaries thereof;

(ii) the issuance of Capital Stock; and

(iii) any activity necessary, incidental or related to the foregoing.

“Fixed Charge Coverage Ratio” means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that Equistar or any of its Restricted Subsidiaries or any other applicable Person incurs, assumes or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption or redemption of Indebtedness or such issuance or redemption of Disqualified Stock or Preferred Stock as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of making the calculation referred to above:

(i) acquisitions that have been made by Equistar or any of its Restricted Subsidiaries or any other applicable Person, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period;

(ii) the Consolidated Cash Flow and Fixed Charges attributable to operations or businesses disposed of prior to the Calculation Date, shall be excluded, but, in the case of such Fixed Charges, only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date; and

(iii) if since the beginning of the four-quarter reference period any Person was designated as an Unrestricted Subsidiary or redesignated as or otherwise became a Restricted Subsidiary, such event shall be deemed to have occurred on the first day of the four-quarter reference period.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, determined in accordance with GAAP;

(ii) all commissions, discounts and other fees and charges incurred in respect of letters of credit or bankers’ acceptance financings, determined in accordance with GAAP, and net payments or receipts (if any) pursuant to Hedging Obligations of the types described in clauses (i) through (iii) of the definition thereof to the extent such Hedging Obligations relate to Indebtedness that is not itself a Hedging Obligation;

(iii) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period;

(iv) any interest expense on Indebtedness of another Person (other than Non-Recourse Indebtedness of a Joint Venture that is not a Restricted Subsidiary or Unrestricted Subsidiary secured by a Limited-Recourse Stock Pledge) that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon);

(v) amortization or write-off of debt discount in connection with any Indebtedness of Equistar and its Restricted Subsidiaries, on a consolidated basis in accordance with GAAP, other than amortization of deferred financing costs incurred on or prior to the Issue Date; and

(vi) the product of (a) all dividend payments (other than any payments to the referent Person or any of its Restricted Subsidiaries and any dividends payable in the form of Qualified Equity Interests) on any series of Preferred Stock or Disqualified Stock of such Person and its Restricted Subsidiaries, times (b) (x) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP or (y) if the dividends are deductible by such Person for income tax purposes, one;

provided that interest payments on Indebtedness of a Joint Venture shall, in each case, not be deemed Fixed Charges of Equistar or any Restricted Subsidiary as of any date of determination when such Indebtedness is not considered Indebtedness of Equistar or any Restricted Subsidiary of Equistar shall not be deemed Fixed Charges of Equistar or any Restricted Subsidiary.

“Foreign Subsidiary” means any Restricted Subsidiary that is not organized under the laws of the United States, any State thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, as in effect on August 24, 2001.

“General Partner” means a Restricted Subsidiary of Equistar or any of its Restricted Subsidiaries that has no assets and conducts no operations other than its ownership of a general partnership interest in a Joint Venture.

“Guarantee” means any obligation, contingent or otherwise, of any Person, directly or indirectly, guaranteeing any Indebtedness or Disqualified Stock of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or Disqualified Stock of such other Person (including those arising by virtue of partnership arrangements (other than with respect to the obligations of a Joint Venture, solely by virtue of a Restricted Subsidiary of Equistar being the General Partner of such Joint Venture if, as of the date of determination, no payment on such Indebtedness or obligation has been made by such General Partner of such Joint Venture and such arrangement would not be classified and accounted for, in accordance with GAAP, as a liability on a consolidated balance sheet of Equistar)) or (ii) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness or Disqualified Stock of the payment thereof or to protect such obligee against loss in respect thereof in whole or in part (including by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, to maintain financial statement conditions or otherwise); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, (ii) forward foreign exchange contracts or currency swap agreements, (iii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates or currency values and (iv) commodity price protection agreements or commodity price hedging agreements designed to manage fluctuations in prices or costs in raw materials, manufactured products or related commodities.

“incur” means, with respect to any Indebtedness, to incur, create, issue, assume or Guarantee such Indebtedness. If any Person becomes a Restricted Subsidiary on any date after the Issue Date (including by redesignation of an Unrestricted Subsidiary), the Indebtedness and Capital Stock of such Person outstanding on such date will be deemed to have been incurred by such Person on such date for purposes of the covenant described under “—Selected Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock,” but will not be considered the sale or issuance of Equity Interests for purposes of the covenant described under “—Repurchase at Option of Holders—Asset Sales.” The accretion of original issue discount or payment of interest in kind will not be considered an incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person,

•	any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments;

•	letters of credit (or reimbursement agreements in respect thereof) or banker’s acceptances;

•	Capital Lease Obligations and Attributable Debt in respect of Sale and Lease-Back Transactions;

•	the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; and

•	net Hedging Obligations,

if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet of such Person prepared in accordance with GAAP, as well as

•	all indebtedness of others secured by a Lien on any asset of such Person whether or not such indebtedness is assumed by such Person; provided that, for purposes of determining the amount of any Indebtedness of the type described in this clause, if recourse with respect to such Indebtedness is limited to such asset, the amount of such Indebtedness shall be limited to the lesser of the fair market value of such asset or the amount of such Indebtedness; and

•	to the extent not otherwise included, the Guarantee by such Person of any indebtedness of the types described above of any other Person.

The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest and (ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

Notwithstanding the foregoing, a Limited Recourse Stock Pledge shall not be considered Indebtedness of Equistar or any of its Restricted Subsidiaries.

“Investment Grade” means a rating of BBB- or higher by Standard & Poor’s and Baa3 or higher by Moody’s or the equivalent of such ratings by Standard & Poor’s or Moody’s. In the event that Equistar shall select any other Rating Agency pursuant to the provisions of the definition thereof, the equivalent of such ratings by such Rating Agency shall be used.

“Investments” means, with respect to any Person, all investments by such Person in another Person (including an Affiliate of such Person) in the form of direct or indirect loans, advances or extensions of credit to such other Person (including any Guarantee by such Person of the Indebtedness or Disqualified Stock of such other Person) or capital contributions or purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities of such other Person, together with all items that are or would be classified as investments of such investing Person on a balance sheet prepared in accordance with GAAP; provided that:

(i) trade credit and accounts receivable in the ordinary course of business;

(ii) commissions, loans, advances, fees and compensation paid in the ordinary course of business to officers, directors and employees; and

(iii) reimbursement obligations in respect of letters of credit and tender, bid, performance, government contract, surety and appeal bonds,

in each case solely with respect to obligations of Equistar or any of its Restricted Subsidiaries shall not be considered Investments.

If Equistar or any Restricted Subsidiary of Equistar sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Equistar such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Equistar, Equistar shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the first paragraph of the covenant described above under the caption “—Selected Covenants—Restricted Payments.”

“Issue Date” means April 22, 2003.

“Joint Venture” means any joint venture between Equistar or any Restricted Subsidiary and any other Person, whether or not such joint venture is a Subsidiary of Equistar or any Restricted Subsidiary.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, and any lease in the nature thereof) or the assignment or conveyance of any right to receive income therefrom.

“Limited Recourse Stock Pledge” means the pledge of Equity Interests in any Joint Venture (that is not a Restricted Subsidiary) or any Unrestricted Subsidiary to secure Non-Recourse Debt of such Joint Venture or Unrestricted Subsidiary, which pledge is made by a Restricted Subsidiary of Equistar, the activities of which are limited to making and managing Investments, and owning Equity Interests, in such Joint Venture or Unrestricted Subsidiary, but only for so long as its activities are so limited.

“Lyondell” means Lyondell Chemical Company, any successor of Lyondell that is a Permitted Holder or any Subsidiary of Lyondell.

“Moody’s” means Moody’s Investors Service and its successors.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however,

(i) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with

(a) any Asset Sale or any disposition pursuant to a Sale and Lease-Back Transaction or

(b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and

(ii) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds (excluding any proceeds deemed to be “cash” pursuant to the covenant described above under “—Repurchase at Option of Holders—Asset Sales”) received by Equistar or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (i) the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions) and any relocation expenses incurred as a result thereof, (ii) taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), (iii) amounts required to be paid to holders of minority interests in Restricted Subsidiaries or Joint Ventures as a result of such Asset Sale, (iv) amounts required to be applied to the repayment of Indebtedness (other than Indebtedness under the Credit Facility) secured by a Lien on any asset sold in such Asset Sale, or which must by the terms of such Lien or by applicable law be repaid out of the proceeds of such Asset Sale, (v) all payments made with respect to liabilities directly associated with the assets which are the subject of the Asset Sale, including, without limitation, trade payables and other accrued liabilities, and (vi) any reserves for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP and any reserve for future liabilities established in accordance with GAAP; provided that the reversal of any such reserve that reduced Net Proceeds when issued shall be deemed a receipt of Net Proceeds in the amount of such proceeds on such day.

“Non-Recourse Indebtedness” means Indebtedness as to which (i) the lenders have been notified in writing that they will not have any recourse to the stock or assets of Equistar or any of its Restricted Subsidiaries, other than the Equity Interests of a Joint Venture that is not a Restricted Subsidiary or Unrestricted Subsidiary pledged by Equistar or any of its Restricted Subsidiaries as a Limited Recourse Stock Pledge and (ii) no default thereunder would, as such, constitute a default under any Indebtedness of Equistar or any Restricted Subsidiary or give any rights to or in other assets of Equistar as its Restricted Subsidiaries.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness and in all cases whether direct or indirect, absolute or contingent, now outstanding or hereafter created, assumed or incurred and including, without limitation, interest accruing subsequent to the filing of a petition in bankruptcy or the commencement of any insolvency, reorganization or similar proceedings at the rate provided in the relevant documentation, whether or not an allowed claim, and any obligation to redeem or defease any of the foregoing.

“Partner” means any Person owning Equity Interests in Equistar and having the right to select at least one member of the Partnership Governance Committee.

“Partnership Governance Committee” means Equistar’s Partnership Governance Committee, together with any successor or substitute committee or board exercising similar power and authority.

“Payment Default” means any failure to pay any scheduled installment of interest or principal on any Indebtedness within the grace period provided for such payment in the documentation governing such Indebtedness.

“Permitted Business” means the petrochemical, chemical and petroleum refining businesses and any business reasonably related, incidental, complementary or ancillary thereto.

“Permitted Dividends” means (i) dividends and distributions by Equistar on any class of its Equity Interests; provided that a portion of such class is held by any Permitted Holder or (ii) any payment of principal on, or purchase, redemption, defeasance or other acquisition for value of Subordinated Debt owed to Lyondell except for a payment of principal or interest at Stated Maturity.

“Permitted Holders” means Lyondell Chemical Company, Millennium Chemicals Inc., Occidental Petroleum Corporation, the successor of any Permitted Holder (including any entity that is a party to any merger or business combination transaction to which such Permitted Holder shall be a party; provided that immediately after such transaction Equity Interests having a majority of the voting power of such entity’s outstanding Equity Interests shall be held by holders of Equity Interests of such Permitted Holder immediately prior to such transaction), and the respective Subsidiaries of any of the foregoing.

“Permitted Investments” means:

(i) any Investment in Equistar or in a Restricted Subsidiary of Equistar that is engaged in a Permitted Business;

(ii) any Investment in Cash Equivalents;

(iii) any Investment by Equistar or any Subsidiary of Equistar in a Person, if as a result of such Investment; (a) such Person becomes a Restricted Subsidiary of Equistar engaged in a Permitted Business or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all its assets to, or is liquidated into, Equistar or a Restricted Subsidiary of Equistar engaged in a Permitted Business;

(iv) any non-cash consideration received as consideration in an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at Option of Holders—Asset Sales;” (other than a joint venture interest received in full or partial satisfaction of the 75% requirement in clause (ii) of the first paragraph of such covenant);

(v) any acquisition of assets or Equity Interests solely in exchange for, or out of the net cash proceeds of a substantially concurrent, issuance of Equity Interests (other than Disqualified Stock) of Equistar;

(vi) Hedging Obligations entered into in the ordinary course of business and otherwise permitted under the Indenture;

(vii) Investments in an Accounts Receivable Subsidiary that, as conclusively determined by the Partnership Governance Committee, are necessary or advisable to effect a Receivables Facility;

(viii) Investments in Unrestricted Subsidiaries and Joint Ventures in an aggregate amount, taken together with all other Investments made in reliance on this clause (viii), not to exceed at any time outstanding $75 million (after giving effect to any reductions in the aggregate amount of such Investments as a result of the disposition thereof, including through liquidation, repayment or other reduction, including by way of dividend or distribution, for cash, the aggregate amount of such reductions not to exceed the aggregate amount of such Investments outstanding and previously made pursuant to this clause (viii));

(ix) any Investment received by Equistar or any Restricted Subsidiary as consideration for the settlement of any litigation, arbitration or claim in bankruptcy or in partial or full satisfaction of accounts receivable owed by a financially troubled Person to the extent reasonably necessary in order to prevent or limit any loss by Equistar or any of its Restricted Subsidiaries in connection with such accounts receivable;

(x) loans to Lyondell; provided that such loans are made in compliance with the covenant described under “—Selected Covenants—Transactions with Affiliates;” and

(xi) Limited Recourse Stock Pledges.

“Permitted Liens” means:

(i) Liens in favor of Equistar or any Subsidiary Guarantor;

(ii) Liens securing the notes and the Subsidiary Guarantees;

(iii) Limited Recourse Stock Pledges;

(iv) Liens on property of a Person existing at the time it becomes a Subsidiary or at the time it is merged into or consolidated with Equistar or a Subsidiary; provided that such Liens were in existence prior to the contemplation of such merger, consolidation or acquisition and do not extend to any assets of Equistar or its Restricted Subsidiaries other than those of the Person merged into or consolidated with Equistar or that becomes a Restricted Subsidiary of Equistar;

(v) Liens on property (together with general intangibles and proceeds related to such property) existing at the time of acquisition thereof by Equistar or any Restricted Subsidiary of Equistar; provided that such Liens were in existence prior to the contemplation of such acquisition;

(vi) Liens (including the interest of a lessor under a capital lease) on any asset (together with general intangibles and proceeds related to such property) existing at the time of acquisition thereof or incurred within 180 days of the time of acquisition or completion of construction thereof, whichever is later, to secure or provide for the payment of all or any part of the purchase price (or construction price) thereof (including obligations of the lessee under any such capital lease);

(vii) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens on the property of Equistar or any Restricted Subsidiary;

(viii) easements, building restrictions, rights-of-ways, irregularities of title, and such other encumbrances or charges not interfering in any material respect with the ordinary conduct of business of Equistar or any of its Restricted Subsidiaries;

(ix) Leases, subleases or licenses by Equistar or any of its Restricted Subsidiaries as lessor, sublessor or licensor in the ordinary course of business and otherwise permitted by the Indenture;

(x) Liens securing reimbursement obligations with respect to commercial letters of credit obtained in the ordinary course of business which encumber documents and other property or assets relating to such letters of credit and products and proceeds thereof;

(xi) Liens in favor of custom and revenue authorities arising as a matter of law to secure payment of nondelinquent customs duties in connection with the importation of goods;

(xii) Liens encumbering customary initial deposits and margin deposits, netting provisions and setoff rights, in each case securing Indebtedness under Hedging Obligations;

(xiii) Liens incurred in the ordinary course of business to secure nondelinquent obligations arising from statutory, regulatory, contractual or warranty requirements of Equistar or its Restricted Subsidiaries or any tender, bid, performance, government contract, surety or appeal bonds or other obligations of a like nature for which a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made;

(xiv) Liens arising out of consignment or similar arrangements for the sale of goods entered into by Equistar or any Restricted Subsidiary in the ordinary course of business in accordance with industry practice;

(xv) Liens incurred or assumed in connection with the issuance of revenue bonds the interest on which is exempt from federal income taxation pursuant to Section 103(b) of the Internal Revenue Code;

(xvi) Liens arising by reason of deposits necessary to qualify Equistar or any Restricted Subsidiary to conduct business, maintain self insurance or comply with any law;

(xvii) until the notes are rated Investment Grade, Liens securing Obligations with respect to Indebtedness under the Credit Facility that is permitted to be incurred under clause (i) of the second paragraph of the covenant described under “—Selected Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” (including any paid-in-kind interest thereon) and Hedging Obligations owed to any lender thereunder or Affiliate thereof;

(xviii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings, prejudgment Liens that are being contested in good faith by appropriate proceedings and Liens arising out of judgments or awards against Equistar or any Restricted Subsidiary with respect to which Equistar or such Restricted Subsidiary at the time shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review; provided that in each case any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(xix) Liens securing assets under construction arising from progress or partial payments by a customer of Equistar or its Restricted Subsidiaries relating to such property or assets;

(xx) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of (A) defeasing Indebtedness of Equistar or any of its Restricted Subsidiaries (which defeasance is otherwise permitted under the Indenture) having an aggregate principal amount at any one time outstanding not to exceed $25 million or (B) defeasing Indebtedness ranking pari passu with the notes; provided that the notes are defeased concurrently with such Indebtedness;

(xxi) customary Liens for the fees, costs and expenses of trustees and escrow agents pursuant to any indenture, escrow agreement or similar agreement establishing a trust or escrow arrangement, and Liens pursuant to merger agreements, stock purchase agreements, asset sale agreements, option agreements and similar agreements in respect of the disposition of property or assets of Equistar or any Restricted Subsidiary on the property to be disposed of, to the extent such dispositions are permitted hereunder;

(xxii) from and after the first date when the notes are rated Investment Grade, Liens on any asset of Equistar other than Restricted Property;

(xxiii) Liens on assets (other than Restricted Property) of Equistar or any Restricted Subsidiary arising as a result of a Sale and Lease-Back Transaction with respect to such assets; provided that the proceeds from such Sale and Lease-Back Transaction are applied to the repayment of Indebtedness or acquisition of Additional Assets or the making of capital expenditures pursuant to the covenant described above under the caption “—Repurchase at Option of Holders—Asset Sales;”

(xxiv) other Liens on assets of Equistar or any Restricted Subsidiary of Equistar securing Indebtedness or other obligations that is permitted by the terms of the Indenture to be outstanding having an aggregate principal amount at any one time outstanding not to exceed $50 million;

(xxv) Liens existing on the Issue Date, other than Liens securing Indebtedness under the Credit Facility;

(xxvi) Liens on accounts receivable and related property deemed to arise in connection with any Receivables Facility;

(xxvii) the interest of a lessor or licensor under an operating lease or license under which Equistar or any of its Restricted Subsidiaries are lessee, sublessee, or licensee, including protective financing statement filings;

(xxviii) Liens to secure a Permitted Refinancing incurred to refinance Indebtedness that was secured by a Lien permitted under the Indenture and that was incurred in accordance with the provisions of the Indenture; provided that such Liens do not extend to or cover any property or assets of Equistar or any Restricted Subsidiary other than assets or property securing the Indebtedness so refinanced; and

(xxix) from and after the first date when the notes are rated Investment Grade, Liens upon Restricted Property securing Indebtedness or other obligations in an aggregate principal amount which, together with the aggregate outstanding principal amount of all other Indebtedness or other obligations secured by Restricted Property of Equistar and its Restricted Subsidiaries which would otherwise be subject to the restrictions set forth in the covenant “—Selected Covenants—Limitation on Liens” (not including Indebtedness or other obligations permitted to be secured under clauses (i) to (xxviii) inclusive above) and the aggregate Value of the Sale and Lease-Back Transactions of any Restricted Property in existence at the time of the incurrence of such Indebtedness or other obligations (not including Sale and Lease-Back Transactions as to which the proceeds from such Sale and Lease-Back Transaction are applied to the repayment of Indebtedness or acquisition of Additional Assets or the making of capital expenditures pursuant to the covenant described above under the caption “—Repurchase at Option of Holders—Asset Sales”), does not at such time exceed 15% of the Consolidated Net Tangible Assets of Equistar and its consolidated Subsidiaries as shown on the most recent audited annual consolidated balance sheet delivered at such time pursuant to the covenant “—Selected Covenants—Reports.”

“Permitted Refinancing” means any Indebtedness of Equistar or any of its Subsidiaries or Preferred Stock of a Finance Subsidiary issued in exchange for, or the net proceeds of which are used solely to extend, refinance, renew, replace, defease or refund, other Indebtedness of Equistar or any of its Restricted Subsidiaries; provided that:

(i) the principal amount (or liquidation preference in the case of Preferred Stock) of such Permitted Refinancing (or if such Permitted Refinancing is issued at a discount, the initial issuance price of such Permitted Refinancing) does not exceed the principal amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of any premiums paid and reasonable expenses incurred in connection therewith);

(ii) such Permitted Refinancing or, in the case of Preferred Stock of a Finance Subsidiary, the Indebtedness issued to such Finance Subsidiary, has a Stated Maturity date later than the Stated Maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated by its terms in right of payment to the notes or the Subsidiary Guarantees, such Permitted Refinancing, or, in the case of Preferred Stock, the Indebtedness issued to such Finance Subsidiary, has a Stated Maturity date later than the Stated Maturity date of, and is subordinated by it terms in right of payment to, the notes on subordination terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(iv) such Indebtedness is incurred by Equistar or a Subsidiary Guarantor (or such Preferred Stock is issued by a Finance Subsidiary) if Equistar or a Subsidiary Guarantor is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(v) such Indebtedness is incurred by Equistar or a Restricted Subsidiary (or such Preferred Stock is issued by a Finance Subsidiary) if a Restricted Subsidiary that is not a Subsidiary Guarantor is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or other entity of any kind.

“Preferred Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of preferred or preference stock of such Person which is outstanding or issued on or after the date of the Indenture.

“Qualified Equity Interests” shall mean all Equity Interests of a Person other than Disqualified Stock of such Person.

“Rating Agency” means (i) Standard & Poor’s and (ii) Moody’s or (iii) if neither Standard & Poor’s nor Moody’s shall exist, a nationally recognized securities rating agency or agencies, as the case may be, selected by Equistar, which shall be substituted for Standard & Poor’s or Moody’s or both, as the case may be.

“Receivables Facility” means one or more receivables financing facilities or arrangements, as amended from time to time, pursuant to which Equistar or any of its Restricted Subsidiaries sells (including a sale in exchange for a promissory note of or Equity Interest in an Accounts Receivable Subsidiary) its accounts receivable, related assets and the provision of billing, collection and other services in connection therewith, in each case to an Accounts Receivable Subsidiary.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and other fees paid to a Person that is not Equistar or a Restricted Subsidiary in connection with, any Receivables Facility.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Property” means:

(a) Any plant for the production of petrochemicals owned by Equistar or a Subsidiary, except (i) related facilities which in the opinion of the Partnership Governance Committee are transportation or marketing facilities, and (ii) any plant for the production of petrochemicals which in the opinion of the Partnership Governance Committee is not a principal plant of Equistar and its Subsidiaries; and

(b) Any shares of Capital Stock or Indebtedness of a Subsidiary owning Restricted Property owned by Equistar or a Subsidiary.

“Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary. Unless the context otherwise requires, each reference to a “Restricted Subsidiary” shall refer to a Restricted Subsidiary of Equistar.

“Standard & Poor’s” means Standard & Poor’s Ratings Group and its successors.

“Sale and Lease-Back Transaction” means any arrangement with any Person (other than Equistar or a Subsidiary), or to which any such Person is a party, providing for the leasing, pursuant to a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP, to Equistar or a Restricted Subsidiary of any property or asset which has been or is to be sold or transferred by Equistar or such Restricted Subsidiary to such Person or to any other Person (other than Equistar or a Subsidiary), to which funds have been or are to be advanced by such Person.

“Significant Subsidiary” means (1) Equistar Funding and (2) any Restricted Subsidiary of Equistar that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act of 1933, as amended, as such Regulation was in effect on August 24, 2001.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness (or any later date established by any amendment to such original documentation) and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) or (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

“Subsidiary Guarantor” means any Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture, in each case, until the Subsidiary Guarantee of such Person is released in accordance with the provisions of the Indenture.

“Unrestricted Subsidiary” means (i) any Subsidiary of Equistar that is designated by the Partnership Governance Committee of Equistar as an Unrestricted Subsidiary pursuant to a resolution, (ii) any Subsidiary of an Unrestricted Subsidiary and (iii) any Accounts Receivable Subsidiary. The Partnership Governance Committee may designate any Subsidiary of Equistar (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interest or Indebtedness of, or holds any Lien on any property of, Equistar or any other Subsidiary of Equistar that is not a Subsidiary of the Subsidiary to be so designated; provided that

(a) any Guarantee by Equistar or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated or any of its Subsidiaries shall be deemed an “incurrence” of such Indebtedness and an “Investment” by Equistar or such Restricted Subsidiary (or both, if applicable) at the time of such designation,

(b) either (1) the Subsidiary to be so designated has total assets of $1,000 or less or (2) if such Subsidiary has assets greater than $1,000 such designation would be permitted under the covenant described above under the caption “—Selected Covenants—Restricted Payments,” and

(c) if applicable, the Investment and the incurrence of Indebtedness referred to in clause (a) of this proviso would be permitted under the covenants described above under the caption “—Selected

Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” and “—Restricted Payments.”

Any such designation by the Partnership Governance Committee of Equistar pursuant to clause (i) above shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenants described above under the caption “—Selected Covenants—Restricted Payments” and “—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock.”

If at any time Equistar or any Restricted Subsidiary Guarantees any Indebtedness of such Unrestricted Subsidiary or makes any other Investment in such Unrestricted Subsidiary and such incurrence of Indebtedness or Investment would not be permitted under the covenants described above under the caption “—Selected Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” and “—Restricted Payments,” it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Equistar as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described above under the caption “—Selected Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock,” Equistar shall be in default of such covenant). The Partnership Governance Committee of Equistar may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Equistar of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described above under the caption “—Selected Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” and (ii) no Default or Event of Default would be in existence following such designation.

“Value” means, with respect to a Sale and Lease-Back Transaction, the amount equal to the greater of (i) the net proceeds of the sale or transfer of the property leased pursuant to such Sale and Lease-Back Transaction or (ii) the fair value, in the opinion of the Partnership Governance Committee, of such property at the time of entering into such Sale and Lease-Back Transaction, in either case divided first by the number of full years of the term of the lease and then multiplied by the number of full years of such term remaining at the time of determination, without regard to any renewal or extension options contained in the lease.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(i) the sum of the products obtained by multiplying

(a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by

(b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by

(ii) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person all the outstanding Equity Interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person all the outstanding Equity Interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

REGISTRATION RIGHTS AGREEMENT

The description of the registration rights agreement set forth below is a summary of the material provisions of the registration rights agreement. This summary is qualified in its entirety by reference to the full and complete text of the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

In connection with the issuance of the outstanding notes, we entered into a registration rights agreement with the initial purchasers of the outstanding notes on November 21, 2003, which is the Offering Date. In the registration rights agreement, we agreed to file an exchange offer registration statement with the SEC within 120 days after the Offering Date, and use our respective reasonable best efforts to have it declared effective at the earliest possible time, but in no event later than 210 days following the Offering Date. We also agreed to use our reasonable best efforts to:

•	cause the exchange offer registration statement to be effective continuously;

•	keep the exchange offer for the notes open for a period of not less than 20 business days; and

•	cause the exchange offer to be consummated no later than the 30th business day after the exchange offer registration statement is declared effective by the SEC.

Under the exchange offer, holders of outstanding unregistered notes may exchange their outstanding notes for new registered notes. To participate in an exchange offer, a holder must represent, as applicable, that:

•	it is not our affiliate, as defined in Rule 405 under the Securities Act, or a broker-dealer tendering outstanding notes acquired directly from us for its own account;

•	it has no arrangement or understanding with any person to participate in a distribution of the outstanding notes or the new notes within the meaning of the Securities Act;

•	if the holder is a broker-dealer, or is a broker-dealer but will not receive new notes for its own account, neither the holder or the person for whom the new notes are received are engaged in or intends to participate in a distribution of the new notes;

•	it is acquiring the new notes in the exchange offer in its ordinary course of business; and

•	if the holder is a broker-dealer that will receive new notes for its own account in exchange for outstanding notes, it represents that the outstanding notes to be exchanged for new notes were acquired by it as a result of market-making activities or other trading activities and it acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with the resale of any new notes. It is understood that the holder is not admitting that it is an “underwriter” within the meaning of the Securities Act by acknowledging that it will deliver, and by delivery of, a prospectus.

If the holder is a broker-dealer that will receive new notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such new notes.

If the exchange offer is not permitted by applicable law or SEC policy or any holder of outstanding notes notifies us before the 20th business day following the consummation of the exchange offer that:

•	it is prohibited by law or SEC policy from participating in the exchange offer;

•	it may not resell the new notes acquired by it in the exchange offer to the public without delivering a prospectus, and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by it; or

•	it is a broker-dealer and holds outstanding notes acquired directly from the issuers or any of their affiliates,

then we will file with the SEC a shelf registration statement to register for public resale the outstanding notes held by any such holder. A holder who sells notes pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to such a holder (including certain indemnification obligations). In addition, each holder of the notes will be required to deliver information to be used in connection with the shelf registration statement in order to have its notes included in the shelf registration statement, and we will not be required to pay liquidated damages to a holder who has not timely furnished certain information specified in the registration rights agreement.

The registration rights agreement also provides that:

•	if we fail to file any registration statement on or prior to the applicable deadline;

•	if such registration statement is not declared effective by the SEC on or before the applicable deadline;

•	if the exchange offer is not consummated on or before the 30th business day after the exchange offer registration statement is declared effective; or

•	if any registration statement is declared effective but thereafter ceases to be effective or useable in connection with resales of the outstanding notes during the periods specified in the registration rights agreement, for such time of non-effectiveness or non-usability (each, a “Registration Default”), then we will pay to each holder of outstanding notes affected thereby liquidated damages in an amount equal to $0.05 per week per $1,000 in principal amount of outstanding notes held by such holder for each week or portion thereof that the Registration Default continues for the first 90 day period immediately following the occurrence of such Registration Default. The amount of the liquidated damages shall increase by an additional $0.05 per week per $1,000 in principal amount of outstanding notes with respect to each subsequent 90 day period until all Registration Defaults have been cured, up to a maximum amount of liquidated damages of $0.25 per week per $1,000 in principal amount of outstanding notes. We shall not be required to pay liquidated damages for more than one Registration Default at any given time. Following the cure of all Registration Defaults, the accrual of liquidated damages will cease.

We will pay all accrued liquidated damages to holders entitled thereto in the same manner and at the same time as interest on the notes is paid.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material United States federal income tax consequences of the exchange of outstanding notes for new notes and the ownership and disposition of new notes. Unless otherwise stated, this summary deals only with notes held as capital assets by U.S. Holders. As used in this summary, “U.S. Holders” are any beneficial owners of the notes that are, for United States federal income tax purposes: (1) citizens or residents of the United States, (2) corporations created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) estates, the income of which is subject to United States federal income taxation regardless of its source or (4) trusts if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust. As used in this summary, “Non-U.S. Holders” are beneficial owners of the notes that are, for United States federal income tax purposes (1) nonresident alien individuals; (2) foreign corporations; or (3) foreign estates or trusts that are not subject to United States federal income taxation on their worldwide income. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of notes, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Holders of notes that are a partnership or partners in such partnership should consult their tax advisors about the United States federal income tax consequences of holding and disposing of the notes. This summary does not deal with special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, or tax-exempt investors and does not discuss notes held as part of a hedge, straddle, “synthetic security” or other integrated transaction. This summary also does not address the tax consequences to U.S. expatriates, persons who own, directly or indirectly, 10% or more of our capital or profits interests or U.S. Holders that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of the notes. Further, it does not include any description of any alternative minimum tax consequences, United States federal estate or gift tax laws or the tax laws of any state or local government or of any foreign government that may be applicable to the notes.

This summary is based on the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change and differing interpretations, possibly on a retroactive basis. There can be no assurance that the Internal Revenue Service, or IRS, will not challenge one or more of the conclusions described in this offering memorandum, and we have not obtained, nor do we currently intend to obtain, a ruling from the IRS with respect to the United States federal income tax consequences of exchanging outstanding notes for new notes or owning or disposing of new notes.

The outstanding notes were, and the new notes will be, issued pursuant to an indenture dated as of April 22, 2003 among Equistar, Equistar Funding and The Bank of New York. At the time the outstanding notes were issued, there were $450 million of pre-existing unregistered 10 5/8% senior notes due 2011 already outstanding under the indenture. On December 23, 2003, the $450 million of unregistered notes were exchanged for a like principal amount of registered 10 5/8% senior notes due 2011, and we refer to these registered notes as “registered” notes throughout this section of the prospectus. The outstanding notes constitute, and the new notes will constitute, “additional notes” under the indenture. The new notes are expected to trade under the same CUSIP number as the $450 million of registered notes issued under the indenture on December 23, 2003. Except as discussed below, the new notes will be subject to the same information reporting for federal income tax purposes as, and will be fungible with, the $450 million of registered notes under the indenture. This discussion pertains only to the new notes hereby being issued and not to the $450 million of registered notes under the indenture. This summary applies only to an initial purchaser of outstanding notes in connection with their original issuance.

You should consult with your own tax advisor regarding the federal, state, local and foreign income, franchise, personal property, and any other tax consequences of the exchange of outstanding notes for new notes and the ownership and disposition of new notes.

Exchange Offer

The exchange of any outstanding note for a new note in the exchange offer should not constitute a taxable exchange of the outstanding note for a new note. As a result, the new notes should have the same adjusted issue price (as defined below) immediately after the exchange as the outstanding notes, and each holder should have the same adjusted tax basis and holding period in the new notes as it had in the outstanding notes. The following discussion assumes that the exchange of outstanding notes for new notes pursuant to the exchange offer will not be treated as a taxable exchange and that the outstanding notes and the new notes will be treated as the same security for federal income tax purposes. Accordingly, the discussion below generally makes no distinction between the outstanding notes and the new notes and references to the original issuance of the notes below are to the original issuance of the outstanding notes.

Applicability of Contingent Payment Rules

The notes include certain contingent rights to payments of amounts in addition to principal and stated interest, including the right to receive liquidated damages as described under “Registration Rights Agreement” and the right to receive distributions of Additional Dividend Notes as described under “Description of New Notes—Selected Covenants—Additional Interest Upon Payment of Certain Permitted Dividends.” As a result, the tax consequences of ownership and disposition of the notes will be governed by the rules applicable to contingent payment debt obligations unless an exception to those rules applies.

The contingent payment rules do not apply if, at the issue date of the notes and at the date of any later “deemed reissuance” of the notes as described in “—U.S. Holders—Accrual of Original Issue Discount if the Contingent Payment Rules Apply,” the likelihood that any of the contingent payments will be made, whether considered separately or in the aggregate, is remote or if the timing and amount of every combination of contingent payments that could possibly be made upon the notes is known and it is significantly more likely than not that the only payments made on the notes will be the scheduled payments of principal and stated interest. If the notes constitute a “qualified reopening,” within the meaning of Treasury Regulation §1.1275-2(k), of the $450 million of pre-existing notes under the indenture, the issue date of the notes would be the date when the pre-existing notes were issued. We believe, and will take the position that, the notes were not subject to the contingent payment rules as of their issue date because they qualified under at least one of these exceptions to those rules and no event of “deemed reissuance” has occurred or is expected to occur.

In general, a holder of notes is bound by our determination herein that the contingent payment rules do not apply unless the holder discloses in the proper manner to the IRS that the holder is taking a different position. However, the IRS is not bound by this determination. The IRS may determine, and a court may agree, that neither exception applies. In that event, the contingent payment rules would apply in the manner described in “—U.S. Holders—Accrual of Original Issue Discount if the Contingent Payment Rules Apply.” If the IRS were to challenge our position that the contingent payment rules do not apply, we would take such action as we considered prudent at that time, which could include changing our position. In addition, if, contrary to our expectations, holders of notes become entitled to receive a contingent payment in the future, the notes may become subject to the contingent payment rules at that time, as discussed below in “—U.S. Holders—Accrual of Interest if the Contingent Payment Rules Do Not Apply.”

In the event the notes are subject to the contingent payment rules, they may be subject to different federal income tax reporting requirements than the $450 million of registered notes under the indenture. It is not clear what effect the trading of the $450 million of registered notes and the new notes under the same CUSIP would have in that event.

The discussion above of the likelihood that contingent payments will be made is solely for the purpose of determining a holder’s interest accruals in respect of the notes for United States federal income tax purposes and does not constitute a representation that events giving rise to payments of liquidated damages or Additional Dividend Notes will not occur.

U.S. Holders

Accrual of Interest if the Contingent Payment Rules Do Not Apply

As described above under “—Applicability of Contingent Payment Rules,” we believe that the contingent payment rules will not apply to the notes. Assuming this is the case, all stated interest on the notes will be “qualified stated interest,” taxable to a U.S. Holder as ordinary interest income, as received or accrued, in accordance with the holder’s federal income tax method of accounting, and there will be no “original issue discount” on the notes.

“Original issue discount” is the excess of all amounts, other than any qualified stated interest, payable on the notes over the issue price of the notes. The “issue price” of the notes is the first price at which a substantial amount of the notes were originally sold for cash, not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers, or, if the notes constitute a “qualified reopening,” within the meaning of Treasury Regulation § 1.1275-2(k), of the $450 million of pre-existing notes under the indenture, the first price at which a substantial amount of the pre-existing notes were sold for cash, not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

If the notes do not constitute a “qualified reopening” of the $450 million of pre-existing notes, a U.S. Holder who purchased a note at its original issuance may elect to exclude from the U.S. Holder’s income the portion of the May 1, 2004 interest payment on the note that is attributable to interest that accrued on the note prior to issuance. A U.S. Holder making this election would reduce the issue price and basis of the note by the same amount. However, Equistar is entitled to, and will, file its own federal income tax return and any required federal income tax information returns on the basis that the entire amount of the May 1, 2004 interest payment is interest income to U.S. Holders.

In the event that, contrary to our expectations, holders of notes became entitled to receive liquidated damages, as described under “Registration Rights Agreement,” we would take the position that the payment must be taken into account as ordinary interest income, as received or accrued, in accordance with the holder’s federal income tax method of accounting; it is possible that the IRS would take a contrary position, which could affect the timing and character of a U.S. Holder’s income with respect to the payment. In the event that, contrary to our expectations, holders of notes became entitled to distributions of Additional Dividend Notes as described under “Description of New Notes—Selected Covenants—Additional Interest Upon Payment of Certain Permitted Dividends,” the distribution of the Additional Dividend Notes would not be treated as a payment on the underlying notes; instead, the Additional Dividend Notes would be aggregated with the underlying notes and payments of interest and principal on the Additional Dividend Notes would be treated as payments on the underlying notes.

As a further consequence of the holders of the notes becoming entitled to receive an unexpected contingent payment (other than a payment whose amount is insignificant relative to the total expected amount of remaining payments on the notes or that is made upon redemption of the relevant notes), the notes would, solely for purposes of determining the amount and timing of future interest or original issue discount income for federal income tax purposes, be treated as redeemed, then reissued for an amount equal to their adjusted issue price (as defined below). At the time of any such “deemed reissuance,” the notes would become subject to the contingent payment rules unless they qualified for an exception to the contingent payment rules, such as the exception for remote contingent payments described above at “—Applicability of Contingent Payment Rules,” as of the date of the deemed reissuance. Any determination we made as to whether or not the exception for remote contingent payments applied at the time of the deemed reissuance would be binding on the holders, but not the IRS, to the same extent and in the same manner as described above with respect to determinations made by us upon the original issuance of the notes.

If the unexpected contingent payment was in the form of Additional Dividend Notes and the underlying notes qualified for an exception to the contingent payment rules upon their deemed reissuance as described above, the stated interest payable on the Additional Dividend Notes would constitute “qualified stated interest” on the underlying notes, taxable in the manner described above. The right to receive payments of principal on the Additional Dividend Notes would constitute original issue discount on the underlying notes to the extent the principal amount of a note and any related Additional Dividend Notes exceeds the adjusted issue price (as defined below) of the notes. If the original issue discount on the underlying notes was not “de minimis,” it would be taken into account as interest income by a U.S. Holder as it accrued over the life of the notes on a constant yield basis, without regard to the holder’s method of accounting. Original issue discount would be “de minimis” if it was less than the product of (i) 0.0025, (ii) the number of complete years from the date of the deemed reissuance to maturity and (iii) the aggregate principal amount due on the underlying notes (including the principal amount of the Additional Dividend Notes). U.S. Holders may wish to contact their tax advisors about the manner in which accruals of non-de minimis original issue discount income would be calculated under the constant yield method and about the effect on such calculations of possible treatment of the notes as a “qualified reopening” of the $450 million of pre-existing notes.

Under some circumstances, an unexpected contingent payment on the notes may cause them to be subject to different federal income tax reporting requirements than the $450 million of registered notes under the indenture. It is not clear what effect the trading of the $450 million of registered notes and the new notes under the same CUSIP would have in that event.

Amortizable Bond Premium if the Contingent Payment Rules Do Not Apply

If a U.S. Holder’s initial tax basis in a note exceeds its stated principal amount, such holder generally will be considered to have acquired the note with ‘amortizable bond premium.’ The amount of amortizable bond premium is computed based on the redemption price on an earlier call date if such computation results in a smaller amortizable bond premium attributable to the period of such earlier call date. A U.S. Holder generally may elect to amortize such premium using the constant yield method. The amount amortized in any year generally will be treated as a reduction of a holder’s interest income on the note. If the amortizable bond premium allocable to a year exceeds the amount of interest allocable to that year, the excess would be allowed as a deduction for that year but only to the extent that a holder’s prior interest inclusions exceed bond premium deductions on the note. The election to amortize the premium on a constant yield method, once made, generally applies to all bonds held or subsequently acquired by a U.S. Holder on or after the first day of the first taxable year to which the election applies. A U.S. Holder may not revoke this election without the consent of the IRS.

Accrual of Original Issue Discount if the Contingent Payment Rules Apply

The contingent payment rules would apply to the notes (1) from the date they were originally issued, if the IRS asserted, and a court agreed, that our position, described above under “—Applicability of Contingent Payment Rules,” that the notes qualified for one or more exceptions to the contingent payment rules, was incorrect or (2) from the date of any deemed reissuance of the notes, as described above at “—Accrual of Interest if the Contingent Payment Rules Do Not Apply,” if the notes qualified for an exception to the contingent payment rules on their issue date and at the time of any prior deemed reissuance but did not qualify for such an exception at the time of the latest deemed reissuance.

Under the contingent payment rules, a U.S. Holder generally would be required to accrue original issue discount income (taxable as interest) on the notes, in the amounts described below, regardless of whether the holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders probably would be required to include accruals of original issue discount in taxable income in each year in excess of the stated interest rate of the notes and in excess of any contingent interest payments actually received in that year, subject to adjustments as described below. The amount of the original issue discount income accruing each year would be determined using the four steps described below.

First, we would be required to establish the “comparable yield” for the notes. We would determine the comparable yield for the notes as the annual yield we would incur, as of the initial issue date (or date of the deemed reissuance that caused the rules to apply), on a fixed rate debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for liquidity or the riskiness of the contingencies with respect to the notes.

Second, we would be required to provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments on the notes. This schedule would be required to produce the comparable yield. Our determination of the projected payment schedule for the notes might include estimates for payments of interest on Additional Dividend Notes prior to maturity and principal on the Additional Dividend Notes at maturity.

The comparable yield and the schedule of projected payments would not be determined for any purpose other than for the determination of a holder’s interest accruals and adjustments thereof in respect of the notes for United States federal income tax purposes and would not constitute a projection or representation regarding the actual amounts payable to holders of the notes.

Since, as discussed above at “—Applicability of Contingent Payment Rules,” we do not believe the contingent payment rules applied to the original issuance of the notes, we have not attempted to determine a comparable yield or projected payment schedule for the notes. In the event of a deemed reissuance of the notes as a result of a contingent payment actually becoming payable on the notes, we would make an evaluation at that time whether the reissued notes were subject to the contingent payment rules and make that information available to holders of notes.

Third, a U.S. Holder would be required to accrue an amount of original issue discount income (taxable as interest) for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the notes that equals:

•	the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period; and (ii) the comparable yield of the notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that the holder held the notes.

The adjusted issue price of a note would be its issue price (as defined above) at the beginning of the first accrual period, and for any accrual period after the first accrual period would be the sum of the issue price increased by any interest income previously accrued, determined without regard to any positive or negative adjustments to interest accruals described below and decreased by the projected amounts of any payments with respect to the notes through the beginning of the accrual period as set forth in the projected payment schedule. For this purpose, none of the stated interest would be treated as “qualified stated interest.”

Finally, a U.S. Holder would be required to recognize additional original issue discount income equal to the amount of any net positive adjustment, i.e., the excess of actual payments over projected payments, in respect of the notes for a taxable year. If a U.S. Holder incurred a net negative adjustment, i.e., the excess of projected payments over actual payments, in respect of the notes for a taxable year, the net negative adjustment generally would (i) reduce the holder’s original issue discount income on the notes for that taxable year, and (ii) to the extent of any excess after the application of (i), give rise to an ordinary loss to the extent of the holder’s original issue discount income on the notes during the prior taxable years, reduced to the extent such original issue discount income was offset by prior negative adjustments. A difference between projected payments and actual payments would not produce a deemed reissuance of the type described above at “—U.S. Holders—Accrual of Interest if the Contingent Payment Rules Do Not Apply” as to notes that were already subject to the contingent payment rules.

For purposes of applying the contingent payment rules to any Additional Dividend Notes that may be distributed as described under “Description of New Notes—Selected Covenants—Additional Interest Upon Payment of Certain Permitted Dividends,” the possible issuance of Additional Dividend Notes generally would not be treated as a projected payment on the underlying notes in creating the projected payment schedule and the actual issuance of Additional Dividend Notes would not be treated as a payment on the underlying notes in making positive and negative adjustments as described above; rather, the payments of principal and interest on the Additional Dividend Notes would be treated as payments on the underlying notes. However, any positive or negative adjustment on account of payments due on an Additional Dividend Note more than six months after the date the Additional Dividend Note was issued would be taken into account, on a present value basis, at the time the Additional Dividend Note was issued, or, if the Additional Dividend Note constituted contingent interest on account of a decline in our credit quality, over the period to which the contingent interest related in a reasonable manner.

U.S. Holders should consult their tax advisors as to the tax considerations relating to debt instruments providing for payments such as the liquidated damages or Additional Dividend Notes described above, particularly in connection with the possible application of the contingent payment rules and about the effect upon any accruals required under the contingent payment rules of possible treatment of the notes as a “qualified reopening” of the $450 million of pre-existing notes.

Sale, Exchange or Redemption

Generally, the sale, exchange or redemption of notes will result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale, exchange or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder in the sale, exchange or redemption (other than amounts attributable to accrued but unpaid interest, which will be taxable as interest income to the extent not previously taken into account by the U.S. Holder) and (b) the U.S. Holder’s adjusted tax basis in the notes. A U.S. Holder’s adjusted tax basis in notes will generally be equal to the holder’s original purchase price for the notes, reduced for any amortizable bond premium previously taken into account as an offset to interest.

However, if, contrary to our expectations, the notes were subject to the original issue discount rules as a result of the application of the contingent payment rules as discussed above under “—U.S. Holders—Accrual of Original Issue Discount if the Contingent Payment Rules Apply” or as a result of a deemed reissuance of the notes upon which the contingent payment rules did not apply, as described under “—U.S. Holders—Accrual of Interest if the Contingent Payment Rules Do Not Apply,” the holder’s basis would be increased by any original issue discount income previously accrued by the holder, and decreased by the amount of any payments on the notes, other than payments of qualified stated interest, to the holder. For this purpose, in the case of a note to which the contingent payment rules applied, the prior accruals of income would be determined without regard to any positive or negative adjustments to original issue discount accruals and the amounts listed in the projected payment schedule for the notes would be treated as the amounts actually paid on the notes.

If, contrary to our expectations, Additional Dividend Notes were issued as described under “Description of New Notes—Selected Covenants—Additional Interest Upon Payment of Certain Permitted Dividends,” the Additional Dividend Notes would be treated as part of the underlying notes as described above under “—U.S. Holders—Accrual of Interest if the Contingent Payment Rules Do Not Apply” and “—U.S. Holders—Accrual of Original Issue Discount if the Contingent Payment Rules Apply.” A holder’s tax basis would be allocated proportionately between the underlying notes and the Additional Dividend Notes distributed with respect to the underlying notes and no distinction would be made between the two types of notes upon any sale, exchange or redemption.

Assuming the contingent payment rules do not apply, gain or loss recognized on the disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder’s holding period for the note is more than one year. A reduced tax rate on capital gain will apply to an individual U.S. Holder if such holder’s holding period for the note is more than one year at the time of disposition.

If the contingent payment rules applied to the notes, gain recognized upon a sale, exchange or redemption of notes would generally be treated as original issue discount income (taxable as interest); any loss would be an ordinary loss to the extent (i) the original issue discount previously included in income by the holder as to the notes (including the total net positive adjustments of the holder) exceeded (ii) the total net negative adjustments previously claimed as ordinary loss by the holder, and thereafter would be a capital loss (which would be long-term if the notes were held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

Non-U.S. Holders

The rules governing United States federal income taxation of Non-U.S. Holders are complex and no attempt will be made in this offering memorandum to provide more than a summary of such rules. Non-U.S. Holders should consult with their own tax advisors to determine the effect of federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the notes including any reporting requirements and, in particular, the proper application of the United States federal withholding tax rules.

Payments Made With Respect to the Notes

Except as described below, the 30% United States federal withholding tax on interest (including any amount that may accrue as original issue discount under the various rules described above under “—U.S. Holders”) will not apply to any payment on the notes to a Non-U.S. Holder; provided that: (i) the Non-U.S. Holder does not own, actually or constructively, 10% or more of our capital or profits interests; (ii) the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us or either of our constituent partners; (iii) the Non- U.S. Holder is not a bank which acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; (iv) the notes are deemed not to be a United States real property interest within the meaning of Section 897(c)(1) of the Internal Revenue Code (as described below under “—Sale or Exchange of Notes”); and (v) either (A) the beneficial owner of notes certifies to us or our paying agent on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name, address and certain other information or (B) the beneficial owner holds its notes through certain foreign intermediaries or certain foreign partnerships and such holder satisfies certain certification requirements.

The exemption from United States federal withholding tax described in the preceding paragraph does not apply to any contingent interest or original issue discount on the notes that is determined by reference to distributions we make on our equity interests, such as Permitted Dividends. As a result, the portion of any interest or original issue discount on the notes attributable to a Non-U.S. Holder’s right to receive Additional Dividend Notes upon our payment of certain Permitted Dividends may not be eligible for the exemption from withholding tax described above. This could include the portion of any accruals of original issue discount under the contingent payment rules (if those rules were to apply) attributable to the right to receive Additional Dividend Notes (see “—Applicability of Contingent Payment Rules”) as well as any gain on the redemption of the notes treated as original issue discount under the contingent payment rules (see “—Sale or Exchange of Notes” below). Since we believe that only the stated interest payments on the notes currently are required to be accrued for federal income tax purposes, we do not currently intend to treat payments made on the originally issued notes as ineligible for the exemption described in the preceding paragraph. If we were to withhold from payments on notes to Non-U.S. Holders in the future, such Non-U.S. Holders should consult their own tax advisors as to whether they may be able to obtain a refund for all or a portion of the withholding tax.

To the extent a Non-U.S. Holder for any reason does not qualify for the withholding exemption described above, interest (including any amounts that may accrue as original issue discount under the various rules described above under “—U.S. Holders”) will be subject to the 30% United States federal withholding tax as payments are made on the notes unless the Non-U.S. Holder provides us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under an applicable tax treaty or (2) IRS Form W-ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.

If a Non-U.S. Holder of the notes is engaged in a trade or business in the United States, and if interest or original issue discount on the notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States federal income tax on interest, original issue discount and any gain realized on the sale or exchange of the notes in the same manner as if it were a U.S. Holder. Such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Non-U.S. Holder may be subject to a branch profits tax equal to 30% (or such lower tax rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Sale or Exchange of Notes

A Non-U.S. Holder will generally not be subject to United States federal income or withholding tax with respect to gain upon the sale, exchange or other disposition of notes, unless: (1) the income or gain is “U.S. trade or business income,” which means income or gain that is effectively connected with the conduct by the Non-U.S. Holder of a trade or business, or, in the case of a treaty resident, attributable to a permanent establishment or a fixed base, in the United States; (2) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; (3) such Non-U.S. Holder is subject to tax pursuant to the provisions of the Internal Revenue Code applicable to certain United States expatriates; or (4) in the case of an amount which is attributable to interest or original issue discount (including any gain treated as original issue discount under the contingent payment rules, as described above under “—U.S. Holders—Sale, Exchange or Redemption), the Non-U.S. Holder does not meet the conditions for exemption from United States federal withholding tax described above.

U.S. trade or business income of a Non-U.S. Holder will generally be subject to regular United States income tax in the same manner as if it were realized by a U.S. Holder. Non-U.S. Holders that realize U.S. trade or business income with respect to the notes should consult their tax advisors as to the treatment of such income or gain. In addition, U.S. trade or business income of a Non-U.S. Holder that is a corporation may be subject to a branch profits tax at a rate of 30%, or such lower rate as provided by an applicable income tax treaty.

Under the Foreign Investment in Real Property Tax Act, any person who acquires a “United States real property interest” (as described below) from a foreign person must deduct and withhold a tax equal to 10% of the amount realized by the foreign transferor. In addition, a foreign person who disposes of a United States real property interest generally is required to recognize gain or loss that is subject to United States federal income tax. A “United States real property interest” includes, under some circumstances, a portion of any interest (other than an interest solely as a creditor) in a partnership that owns United States real property. The notes should qualify as interests in the partnership solely as creditors, regardless of whether any contingent payments are made on the notes. Accordingly, the Foreign Investment in Real Property Tax Act withholding tax should not apply to the notes.

Backup Withholding and Information Reporting

U.S. Holders

Payments of interest made by us on, or the proceeds of the sale or other disposition of, the notes may be subject to information reporting and U.S. federal backup withholding tax (currently 28%) if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the IRS.

Non-U.S. Holders

A Non-U.S. Holder may be required to comply with certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding tax requirements with respect to our payments of principal and interest, including cash payments in respect of original issue discount, on the notes.

The proper tax treatment of a holder of notes is uncertain in several respects. Holders should consult their tax advisors regarding the federal, state, local and foreign tax consequences of the exchange of outstanding notes for new notes and the ownership and disposition of new notes.

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the SEC in no action letters issued to third parties, we believe that you may transfer new notes issued under the exchange offer in exchange for the outstanding notes if:

•	you acquire the new notes in the ordinary course of your business; and

•	you are not engaged in, and do not intend to participate in, and have no arrangement or understanding with any person to participate in, a distribution of new notes.

We believe that you may not transfer new notes issued under the exchange offer in exchange for the outstanding notes if you are:

•	our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	a broker-dealer that acquired outstanding notes directly from us; or

•	a broker-dealer that acquired outstanding notes as a result of market-making or other trading activities, unless you comply with the registration and prospectus delivery provisions of the Securities Act.

If you wish to exchange your outstanding notes for new notes in the exchange offer, you will be required to make representations to us as described under “The Exchange Offer—Purpose and Effect of the Exchange Offer” and “The Exchange Offer—Your Representations to Us” and in the letter of transmittal.

Further, if you are a broker-dealer receiving new notes for your own account in exchange for outstanding notes that were acquired by you as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale by you of new notes. To date, the staff of the SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as this exchange offer, other than a resale of an unsold allotment from the original sale of the outstanding notes, with the prospectus contained in the exchange offer registration statement. In the registration rights agreement, we have agreed to permit participating broker-dealers use of this prospectus in connection with the resale of new notes. We have agreed that, for a period of up to 180 days after the consummation of the exchange offer, we will make this prospectus, and any amendment or supplement to this prospectus, available to any broker-dealer that requests these documents in the letter of transmittal. In addition, until             , 2003 all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. Broker-dealers who receive new notes for their own account in the exchange offer may sell them from time to time in one or more transactions either:

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the new notes; or

•	a combination of methods of resale.

The prices at which these sales occur may be:

•	at market prices prevailing at the time of resale;

•	at prices related to prevailing market rates; or

•	at negotiated prices.

Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new notes. Any broker-dealer that resells new notes it received for its own account in the exchange offer and any broker or dealer that participates in a distribution of new notes may be deemed to be an “underwriter” within the meaning of the Securities Act. Any profit on any resale of new notes and any commissions or concessions or received by any persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incidental to the exchange offer, other than commissions and concessions of any broker or dealers. We will indemnify holders of the outstanding notes, including any broker-dealers, against some liabilities, including liabilities under the Securities Act, as provided in the registration rights agreement.

TRANSFER RESTRICTIONS ON OUTSTANDING NOTES

The outstanding notes were not registered under the Securities Act. Accordingly, we offered and sold the outstanding notes only in private sales exempt from or not subject to the registration requirements of the Securities Act to “qualified institutional buyers” under Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act. You may not offer or sell those outstanding notes in the United States or to, or for the account or benefit of, U.S. persons except in transactions exempt from or not subject to the Securities Act registration requirements.

LEGAL MATTERS

Baker Botts L.L.P., Houston, Texas, counsel for Equistar and Equistar Funding, has issued an opinion about the legality of the new notes.

EXPERTS

The consolidated financial statements of Equistar Chemicals, LP as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Lyondell Chemical Company as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Millennium Chemicals Inc. as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

FORWARD-LOOKING STATEMENTS

This prospectus, including the information we incorporate by reference, includes forward-looking statements within the meaning of the federal securities laws. You can identify our forward-looking statements by words such as “estimate,” “believe,” “expect,” “anticipate,” “plan,” “budget,” or other words that convey the uncertainty of future events or outcomes. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this prospectus and the documents we have incorporated by reference.

The forward-looking statements are not guarantees of future performance, and we caution you not to rely unduly on them. We have based many of these forward-looking statements on expectations and assumptions about future events that may prove to be inaccurate. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including:

•	the cyclical nature of the chemical industry;

•	the availability, cost and volatility of raw materials and utilities;

•	uncertainties associated with the United States and worldwide economies, including those due to events, conditions and political tensions in the Middle East and elsewhere;

•	current and potential governmental regulatory actions in the United States and regulatory actions and political unrest in other countries;

•	industry production capacity and operating rates;

•	the supply/demand balance for our products;

•	competitive products and pricing pressures;

•	access to capital markets;

•	potential terrorist acts;

•	operating interruptions (including leaks, explosions, fires, weather-related incidents, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, spills and releases and other environmental risks);

•	technological developments; and

•	our ability to implement our business strategies, including cost reductions.

Many of such factors are beyond our ability to control or predict. Any of these factors, or a combination of these factors, could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. See “Risk Factors.” These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels.

All forward-looking statements in this prospectus are qualified in their entirety by the cautionary statements contained in this section and in this prospectus. See “Risk Factors,” “About Equistar Chemicals, LP,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Disclosure of Market and Regulatory Risk” for additional information about factors that may affect our businesses and operating results. In addition, this prospectus contains summaries of contracts and other documents. These summaries may not contain all of the information that is important to an investor, and reference is made to the actual contract or document for a more complete understanding of the contract or document involved.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information regarding the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s Internet site located at www.sec.gov. Our SEC filings are also available free of charge from our website at www.equistarchem.com. Information contained on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

While the notes remain outstanding, and if we are not required to file reports under the Securities Exchange Act of 1934, we will furnish to you or any prospective purchaser designated by you, upon request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, to allow you to comply with Rule 144A in connection with resales of the notes.

We are “incorporating by reference” into this prospectus information we file with the SEC, which means we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus or the information we file subsequently that is incorporated by reference into this prospectus. We are incorporating by reference the following documents that we have filed with the SEC:

•	our Current Reports on Form 8-K dated March 31, 2003, November 18, 2003 and December 17, 2003;

•	the Item 5 disclosure set forth on our Current Report on Form 8-K dated November 17, 2003;

•	our Quarterly Reports on Form 10-Q for the quarters ending March 31, 2003 (excluding Exhibit 99.3 thereto), June 30, 2003 (excluding Exhibit 99.1 thereto) and September 30, 2003 (excluding Exhibit 99.1 thereto); and

•	our Annual Report on Form 10-K for the fiscal year ending December 31, 2002 (excluding Exhibit 99.3 thereto).

We also incorporate by reference all documents we file with the SEC before termination of this offering under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

You may also obtain a copy of our filings with the SEC, other than an exhibit to those filings unless we have specifically incorporated an exhibit by reference, as well as copies of the indenture, registration rights agreement and other documents described herein, at no cost, by writing to or telephoning us at the following address:

Equistar Chemicals, LP

1221 McKinney, Suite 700

Houston, Texas 77010

Attn: Investor Relations

(713) 652-4590

The consolidated financial statements and notes thereto of each of Lyondell Chemical Company on pages F-34 through F-99 and Millennium Chemicals Inc. on pages F-100 through F-174 are included because each such company guarantees to Equistar certain performance obligations of its wholly owned subsidiary that serves as a general partner of Equistar. The guarantee of the performance obligations is not a guarantee of Equistar’s debt obligations.

EQUISTAR CHEMICALS, LP

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)

	For the three months ended September 30,		For the nine months ended September 30,
	2003	2002	2003	2002
	Millions of dollars

Sales and other operating revenues:
Trade	$1,225	$1,222	$3,669	$3,228
Related parties	417	286	1,211	878

	1,642	1,508	4,880	4,106

Operating costs and expenses:
Cost of sales	1,561	1,386	4,754	3,938
Selling, general and administrative expenses	47	41	131	122
Research and development expense	10	10	29	28
Losses on asset dispositions	12	—	26	—

	1,630	1,437	4,940	4,088

Operating income (loss)	12	71	(60)	18
Interest expense	(53)	(51)	(159)	(154)
Interest income	2	—	6	1
Other income (expense), net	(1)	2	(22)	3

Income (loss) before cumulative effect of accounting change	(40)	22	(235)	(132)
Cumulative effect of accounting change	—	—	—	(1,053)

Net income (loss) and comprehensive income (loss)	$(40)	$22	$(235)	$(1,185)

See Notes to the Consolidated Financial Statements.

EQUISTAR CHEMICALS, LP

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	September 30, 2003	December 31, 2002
	Millions of dollars

ASSETS
Current assets:
Cash and cash equivalents	$128	$27
Accounts receivable:
Trade, net	463	490
Related parties	106	135
Inventories	448	424
Prepaid expenses and other current assets	51	50

Total current assets	1,196	1,126

Property, plant and equipment, net	3,346	3,565
Investments	63	65
Other assets, net	340	296

Total assets	$4,945	$5,052

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable:
Trade	$410	$421
Related parties	41	38
Current maturities of long-term debt	2	32
Accrued liabilities	172	223

Total current liabilities	625	714

Long-term debt	2,252	2,196
Other liabilities and deferred revenues	382	221
Commitments and contingencies
Partners’ capital:
Partners’ accounts	1,723	1,958
Accumulated other comprehensive loss	(37)	(37)

Total partners’ capital	1,686	1,921

Total liabilities and partners’ capital	$4,945	$5,052

See Notes to the Consolidated Financial Statements.

EQUISTAR CHEMICALS, LP

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the nine months ended September 30,
	2003	2002
	Millions of dollars
Cash flows from operating activities:
Net loss	$(235)	$(1,185)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Cumulative effect of accounting change	—	1,053
Depreciation and amortization	230	221
Debt prepayment premium	19	—
Losses on asset dispositions	26	—
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	56	(139)
Inventories	(36)	(59)
Accounts payable	(8)	78
Accrued interest	(29)	(44)
Deferred revenues	151	—
Other assets and liabilities, net	(76)	(43)

Cash provided by (used in) operating activities	98	(118)

Cash flows from investing activities:
Proceeds from sales of assets	69	—
Expenditures for property, plant and equipment	(62)	(43)
Contributions to affiliates	—	(6)

Cash provided by (used in) investing activities	7	(49)

Cash flows from financing activities:
Issuance of long-term debt	439	—
Repayment of long-term debt	(469)	(103)
Net borrowing under lines of credit	29	89
Other	(3)	(2)

Cash used in financing activities	(4)	(16)

Increase (decrease) in cash and cash equivalents	101	(183)
Cash and cash equivalents at beginning of period	27	202

Cash and cash equivalents at end of period	$128	$19

See Notes to the Consolidated Financial Statements.

EQUISTAR CHEMICALS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of Preparation

The accompanying consolidated financial statements are unaudited and have been prepared from the books and records of Equistar Chemicals, LP (“Equistar”) in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal, recurring adjustments, considered necessary for a fair presentation have been included. For further information, refer to the consolidated financial statements and notes thereto for the year ended December 31, 2002 included in the Equistar 2002 Annual Report on Form 10-K. Certain amounts from prior periods have been reclassified to conform to the current period presentation.

2. Company Ownership

Equistar is a Delaware limited partnership, which commenced operations on December 1, 1997. Prior to August 2002, Equistar was owned 41% by Lyondell Chemical Company and subsidiaries (“Lyondell”), 29.5% by Millennium Chemicals Inc. and subsidiaries (“Millennium”) and 29.5% by Occidental Petroleum Corporation and subsidiaries (“Occidental”). On August 22, 2002, Lyondell completed the purchase of Occidental’s interest in Equistar and, as a result, Lyondell’s ownership interest in Equistar increased to 70.5%.

3. Accounting Changes

Early Extinguishment of Debt—Beginning January 1, 2003, Equistar adopted Statement of Financial Accounting Standards (“SFAS”) No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The primary impact of SFAS No. 145 on Equistar is the classification of gains or losses that result from the early extinguishment of debt as an element of income before extraordinary items. Previously such gains and losses were classified as extraordinary items. The Consolidated Statements of Income and Comprehensive Income reflect this change for all periods presented.

Financial Instruments—Effective July 1, 2003, Equistar adopted SFAS No. 150 – Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The statement established standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity and requires that certain financial instruments be classified as liabilities or, in some circumstances, as assets. Equistar’s adoption of the provisions of SFAS No. 150 had no material impact on its consolidated financial statements.

Goodwill and Other Intangible Assets—Effective January 1, 2002, Equistar adopted SFAS No. 142, Goodwill and Other Intangible Assets. Upon implementation of SFAS No. 142, Equistar reviewed goodwill for impairment and concluded that the entire balance of goodwill was impaired, resulting in a $1.1 billion charge that was reported as the cumulative effect of the accounting change as of January 1, 2002.

Variable Interest Entities—In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, which addresses certain situations in which a company should include in its financial statements the assets, liabilities and activities of another entity. FIN 46 applies immediately to entities created after January 31, 2003. In October 2003, the FASB issued a Staff Position deferring the effective date for other variable interest entities to December 31, 2003. The application of FIN 46 would result in the consolidation of an entity from which Equistar leases certain railcars. The consolidation of this entity as of September 30, 2003 would have resulted in a net increase in property, plant and equipment of $111 million, a decrease in prepaid expense and accrued liabilities of approximately $8 million

EQUISTAR CHEMICALS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

and $3 million, respectively, a $101 million increase in debt and a $5 million credit to be reported as the cumulative effect of the accounting change.

4. Accounts Receivable

Under the terms of an October 2002 receivables sales agreement, Equistar agreed to sell, on an ongoing basis and without recourse, designated accounts receivable, up to a maximum of $100 million. The agreement is subject to Equistar maintaining its current debt rating by Standard & Poor’s rating service of the McGraw-Hill Companies and maintaining a rating no lower than one notch below its current debt rating by Moody’s Investors Service. At September 30, 2003 and December 31, 2002, the balances of Equistar’s accounts receivable sold under this arrangement were $77 million and $81 million, respectively.

5. Inventories

Inventories consisted of the following components:

	September 30, 2003	December 31, 2002
	Millions of dollars
Finished goods	$261	$233
Work-in-process	14	12
Raw materials	83	85
Materials and supplies	90	94

Total inventories	$448	$424

6. Property, Plant and Equipment, Net

The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows:

	September 30, 2003	December 31, 2002
	Millions of dollars
Land	$76	$80
Manufacturing facilities and equipment	5,958	6,037
Construction in progress	73	60

Total property, plant and equipment	6,107	6,177
Less accumulated depreciation	2,761	2,612

Property, plant and equipment, net	$3,346	$3,565

In the third quarter 2003, Equistar refocused certain polymer research and development (“R&D”) programs, resulting in a charge of $11 million to write off the net book value of certain R&D facilities at Equistar’s Morris, Illinois plant that will be shutdown by the end of 2003. In March 2003, Equistar sold a polypropylene production facility in Pasadena, Texas for a loss of $12 million. The effects of these transactions were included in losses on asset dispositions in the Consolidated Statements of Income and Comprehensive Income.

EQUISTAR CHEMICALS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Depreciation and amortization of asset costs is summarized as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2003	2002	2003	2002
	Millions of dollars
Property, plant and equipment	$61	$60	$185	$179
Turnaround costs	8	6	22	18
Software costs	4	4	12	12
Other	3	4	11	12

Total depreciation and amortization	$76	$74	$230	$221

In addition, amortization of debt issuance costs of $2 million for each of the three-month periods ended September 30, 2003 and 2002 and $6 million and $5 million for the nine months ended September 30, 2003 and 2002, respectively, is included in interest expense in the Consolidated Statements of Income and Comprehensive Income.

7. Deferred Revenues

In December 2002, Equistar received a $25 million initial advance from a customer in connection with a long-term product supply agreement under which Equistar is obligated to deliver product at cost-based prices. Equistar will recognize this deferred revenue as the product is delivered, expected to be over 9 years.

On March 31, 2003, Equistar received an advance of $159 million, representing a partial prepayment for product to be delivered under another long-term product supply arrangement, primarily at cost-based prices. Equistar will recognize this deferred revenue over 15 years, as the associated product is delivered.

8. Long-Term Debt

Long-term debt consisted of the following:

	September 30, 2003	December 31, 2002
	Millions of dollars
Bank credit facility:
Revolving credit facility	$29	$—
Term loan due 2007	173	296
Other debt obligations:
Medium-term notes due 2003-2005	1	30
Senior Notes due 2004, 8.50%	—	300
Notes due 2006, 6.50%	150	150
Senior Notes due 2008, 10.125%	700	700
Senior Notes due 2009, 8.75%	599	599
Senior Notes due 2011, 10.625%	450	—
Debentures due 2026, 7.55%	150	150
Other	2	3

Total	2,254	2,228
Less current maturities	2	32

Total long-term debt	$2,252	$2,196

EQUISTAR CHEMICALS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

In April 2003, Equistar issued $450 million of 10.625% senior notes due in 2011. The proceeds, net of related fees, were used to prepay $300 million of 8.5% notes due in the first quarter 2004, approximately $122 million of the $296 million of outstanding term loans under Equistar’s credit facility and prepayment premiums of approximately $17 million. Other income (expense), net for the nine-month period ended September 30, 2003 included prepayment premiums of $17 million and the write-off of $2 million of unamortized debt issuance costs related to the prepaid term loan.

In March 2003, Equistar obtained amendments to its credit facility that provided additional financial flexibility by generally making certain financial ratio requirements less restrictive, with the exception that the maximum permitted debt ratios become more restrictive beginning September 30, 2004, the definition of total indebtedness became more restrictive at March 31, 2003 and the defined limitation on expenditures for property, plant and equipment was extended to apply through 2004. In addition, the financial ratio requirements become increasingly restrictive over time beginning in the fourth quarter 2003.

Lyondell remains a guarantor of $300 million of Equistar debt, consisting of the 6.5% notes due 2006 and the 7.55% debentures due 2026. The unaudited consolidated financial statements of Lyondell are filed as an exhibit to Equistar’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003.

9. Commitments and Contingencies

Leased Facility—Equistar’s Lake Charles facility has been temporarily idled since the first quarter of 2001. The facility and land, which are included in property, plant and equipment at a net book value of $154 million, are leased from an affiliate of Occidental, Occidental Chemical Corporation. In May 2003, Equistar and Occidental Chemical Corporation entered into a new one-year lease, which has renewal provisions for two additional one-year periods at either party’s option.

Indemnification Arrangements—Lyondell, Millennium and Occidental have each agreed to provide certain indemnifications to Equistar with respect to the petrochemicals and polymers businesses they each contributed. In addition, Equistar has agreed to assume third party claims that are related to certain contingent liabilities arising prior to the contribution transactions that are asserted prior to December 1, 2004 as to Lyondell and Millennium, and May 15, 2005 as to Occidental, to the extent the aggregate thereof does not exceed $7 million for each entity, subject to certain terms of the respective asset contribution agreements. From formation through September 30, 2003, Equistar had incurred a total of $20 million for these claims and liabilities. Lyondell, Millennium and Occidental each remain liable under these indemnification arrangements to the same extent as they were before Lyondell’s acquisition of Occidental’s interest in Equistar.

Environmental Remediation—Equistar’s accrued liability for environmental remediation as of September 30, 2003 was $1 million and primarily related to the Port Arthur facility, which was permanently shut down in February 2001. In the opinion of management, there is currently no material estimable range of possible loss in excess of the liability recorded for environmental remediation.

Clean Air Act—The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the U.S. Environmental Protection Agency (“EPA”). Emission reduction controls for nitrogen oxides (“NOx”) must be installed at each of Equistar’s six plants located in the Houston/Galveston region during the next several years. Recently adopted revisions by the regulatory agencies changed the required NOx reduction levels from 90% to 80%. Compliance with the previously proposed 90% reduction standards would have resulted in increased capital investment, estimated at between $200 million and $260 million, before the 2007 deadline, as well as higher annual operating costs for Equistar. Under the revised 80% standard, Equistar

EQUISTAR CHEMICALS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

estimates that the incremental capital expenditures would decrease to between $165 million and $200 million, of which $45 million had been incurred as of September 30, 2003. However, the savings from this revision could be offset by the costs of stricter proposed controls over highly reactive, volatile organic compounds, or HRVOCs. Equistar is still assessing the impact of the proposed HRVOC regulations and there can be no guarantee as to the ultimate cost of implementing any final plan developed to ensure ozone attainment by the 2007 deadline. The timing and amount of these expenditures are subject to regulatory and other uncertainties, as well as obtaining the necessary permits and approvals.

The Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as methyl tertiary butyl ether (“MTBE”), in gasoline sold in areas not meeting specified air quality standards. However, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern about the use of MTBE. Certain U.S. federal and state governmental initiatives have sought either to rescind the oxygen requirement for reformulated gasoline or to restrict or ban the use of MTBE. Equistar’s MTBE sales represented approximately 3% of its total revenues for 2002 and for the first nine months of 2003. At this time, Equistar cannot predict the impact that these initiatives will have on MTBE margins or volumes longer term, but any effect on Equistar’s financial position, liquidity, or the results of operations is not expected to be material.

General—Equistar is involved in various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings will not have a material adverse effect on the financial position, liquidity or results of operations of Equistar.

10. Segment and Related Information

Equistar operates in two reportable segments:

•	Petrochemicals, including ethylene, ethylene glycol, ethylene oxide and derivatives, propylene, butadiene, and aromatics; and

•	Polymers, primarily polyethylene.

EQUISTAR CHEMICALS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Summarized financial information concerning Equistar’s reportable segments is shown in the following table. Intersegment sales between the petrochemicals and polymers segments were based on then-current market prices.

	Petrochemicals	Polymers	Unallocated	Eliminations	Total
	Millions of dollars
For the three months ended September 30, 2003:
Sales and other operating revenues:
Customers	$1,125	$517	$—	$—	$1,642
Intersegment	366	—	—	(366)	—

Total sales and other operating revenues	1,491	517	—	(366)	1,642
Operating income (loss)	66	(19)	(35)	—	12
Interest expense	—	—	(53)	—	(53)
Interest income	—	—	2	—	2
Other expense, net	—	—	(1)	—	(1)
Net loss					(40)

For the three months ended September 30, 2002:
Sales and other operating revenues:
Customers	$1,005	$503	$—	$—	$1,508
Intersegment	357	—	—	(357)	—

Total sales and other operating revenues	1,362	503	—	(357)	1,508
Operating income (loss)	96	6	(31)	—	71
Interest expense	—	—	(51)	—	(51)
Other income, net	—	2	—	—	2
Net income					22

For the nine months ended September 30, 2003:
Sales and other operating revenues:
Customers	$3,404	$1,476	$—	$—	$4,880
Intersegment	1,104	—	—	(1,104)	—

Total sales and other operating revenues	4,508	1,476	—	(1,104)	4,880
Operating income (loss)	119	(81)	(98)	—	(60)
Interest expense	—	—	(159)	—	(159)
Interest income	—	—	6	—	6
Other expense, net	—	—	(22)	—	(22)
Net loss					(235)

For the nine months ended September 30, 2002:
Sales and other operating revenues:
Customers	$2,713	$1,393	$—	$—	$4,106
Intersegment	960	—	—	(960)	—

Total sales and other operating revenues	3,673	1,393	—	(960)	4,106
Operating income (loss)	151	(41)	(92)	—	18
Interest expense	—	—	(154)	—	(154)
Interest income	—	—	1	—	1
Other income, net	—	3	—	—	3
Loss before cumulative effect of accounting change					(132)

The unallocated amounts included in operating losses consisted principally of general and administrative expenses.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Partnership Governance Committee

of Equistar Chemicals, LP

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of partners’ capital and of cash flows present fairly, in all material respects, the financial position of Equistar Chemicals, LP (the “Partnership”) and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Partnership adopted Statement of Financial Accounting Standards No. 142, “Accounting for Goodwill and Other Intangible Assets”.

As discussed in Note 2 to the consolidated financial statements, the Partnership adopted Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”.

/s/ PRICEWATERHOUSECOOPERS LLP

PRICEWATERHOUSECOOPERS LLP

Houston, Texas

March 10, 2003, except for matters as discussed under the heading “Adoption of SFAS No. 145” in Note 2, as to which the date is November 13, 2003

EQUISTAR CHEMICALS, LP

CONSOLIDATED STATEMENTS OF INCOME

	For the year ended December 31,
	2002	2001	2000
	Millions of dollars
Sales and other operating revenues:
Unrelated parties	$4,295	$4,583	$5,770
Related parties	1,242	1,326	1,725

	5,537	5,909	7,495

Operating costs and expenses:
Cost of sales	5,388	5,755	6,908
Selling, general and administrative expenses	155	181	182
Research and development expense	38	39	38
Amortization of goodwill	—	33	33

	5,581	6,008	7,161

Operating income (loss)	(44)	(99)	334
Interest expense	(205)	(192)	(185)
Interest income	1	3	4
Other income, net	2	5	—

Income (loss) before cumulative effect of accounting change	(246)	(283)	153
Cumulative effect of accounting change	(1,053)	—	—

Net income (loss)	$(1,299)	$(283)	$153

See Notes to the Consolidated Financial Statements.

EQUISTAR CHEMICALS, LP

CONSOLIDATED BALANCE SHEETS

	December 31,
	2002	2001
	Millions of dollars
ASSETS
Current assets:
Cash and cash equivalents	$27	$202
Accounts receivable:
Trade, net	490	470
Related parties	135	100
Inventories	424	448
Prepaid expenses and other current assets	50	36

Total current assets	1,126	1,256
Property, plant and equipment, net	3,565	3,705
Investment in PD Glycol	46	47
Goodwill, net	—	1,053
Other assets, net	315	277

Total assets	$5,052	$6,338

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable:
Trade	$421	$331
Related parties	38	29
Current maturities of long-term debt	32	104
Accrued liabilities	223	227

Total current liabilities	714	691
Long-term debt	2,196	2,233
Other liabilities	221	177
Commitments and contingencies
Partners’ capital:
Partners’ accounts	1,958	3,257
Accumulated other comprehensive loss	(37)	(20)

Total partners’ capital	1,921	3,237

Total liabilities and partners’ capital	$5,052	$6,338

See Notes to the Consolidated Financial Statements.

EQUISTAR CHEMICALS, LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2002	2001	2000
	Millions of dollars
Cash flows from operating activities:
Net income (loss)	$(1,299)	$(283)	$153
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect of accounting change	1,053	—	—
Depreciation and amortization	298	319	308
Net (gain) loss on disposition of assets	—	(3)	5
Debt prepayment charges and fees	—	3	—
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	(54)	222	(50)
Inventories	24	61	14
Accounts payable	99	(129)	28
Other assets and liabilities, net	(66)	40	(119)

Net cash provided by operating activities	55	230	339

Cash flows from investing activities:
Expenditures for property, plant and equipment	(118)	(110)	(131)
Other	(6)	3	4

Net cash used in investing activities	(124)	(107)	(127)

Cash flows from financing activities:
Issuance of long-term debt	—	981	—
Repayment of long-term debt	(104)	(91)	(42)
Net borrowing (repayment) under lines of credit	—	(820)	20
Distributions to partners	—	—	(280)
Other	(2)	(9)	—

Net cash provided by (used in) financing activities	(106)	61	(302)

Increase (decrease) in cash and cash equivalents	(175)	184	(90)
Cash and cash equivalents at beginning of period	202	18	108

Cash and cash equivalents at end of period	$27	$202	$18

See Notes to the Consolidated Financial Statements.

EQUISTAR CHEMICALS, LP

CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL

	Partners’ Accounts				Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
	Lyondell	Millennium	Occidental	Total
	Millions of dollars
Balance at January 1, 2000	$522	$1,555	$1,585	$3,662	$—
Net income	63	45	45	153	—	$153
Distributions to partners	(114)	(83)	(83)	(280)	—	—
Other	5	—	—	5	—	—

Comprehensive income						$153

Balance at December 31, 2000	$476	$1,517	$1,547	$3,540	$—
Net loss	(115)	(84)	(84)	(283)	—	$(283)
Other comprehensive income:
Unrealized loss on securities	—	—	—	—	(1)	(1)
Minimum pension liability	—	—	—	—	(19)	(19)

Comprehensive loss						$(303)

Balance at December 31, 2001	$361	$1,433	$1,463	$3,257	$(20)
Net loss	(569)	(383)	(347)	(1,299)	—	$(1,299)
Lyondell purchase of Occidental interest	1,116	—	(1,116)	—	—
Other comprehensive income:
Minimum pension liability	—	—	—	—	(17)	(17)

Comprehensive loss						$(1,316)

Balance at December 31, 2002	$908	$1,050	$—	$1,958	$(37)

See Notes to the Consolidated Financial Statements.

EQUISTAR CHEMICALS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Formation of the Partnership and Operations

Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”) formed Equistar Chemicals, LP (“Equistar” or “the Partnership”), a Delaware limited partnership, which commenced operations on December 1, 1997. On May 15, 1998, Equistar was expanded with the contribution of certain assets from Occidental Petroleum Corporation (“Occidental”). Prior to August 2002, Lyondell owned 41% of Equistar and Millennium and Occidental each owned 29.5%. On August 22, 2002, Lyondell completed the purchase of Occidental’s interest in Equistar and, as a result, Lyondell’s ownership interest in Equistar increased to 70.5%.

Equistar owns and operates the petrochemicals and polymers businesses contributed by Lyondell, Millennium and Occidental. The petrochemicals segment manufactures and markets olefins, oxygenated products, aromatics and specialty products. Olefins include ethylene, propylene and butadiene, and oxygenated products include ethylene oxide, ethylene glycol, ethanol and methyl tertiary butyl ether (“MTBE”). The petrochemicals segment also includes the production and sale of aromatics, including benzene and toluene. The polymers segment manufactures and markets polyolefins, including high-density polyethylene (“HDPE”), low-density polyethylene (“LDPE”), linear low-density polyethylene (“LLDPE”), polypropylene, and performance polymers, all of which are used in the production of a wide variety of consumer and industrial products. The performance polymers include enhanced grades of polyethylene, including wire and cable insulating resins, and polymeric powders.

Equistar is governed by a Partnership Governance Committee consisting of six representatives, three appointed by each general partner. Most of the significant decisions of the Partnership Governance Committee require unanimous consent, including approval of the Partnership’s strategic plan, capital expenditures and annual budget, issuance of additional debt and the appointment of executive management of the partnership. Distributions are made to the partners based upon their percentage ownership of Equistar. Additional cash contributions required by the Partnership are also based upon the partners’ percentage ownership of Equistar.

2.    Summary of Significant Accounting Policies

Basis of Presentation—The consolidated financial statements include the accounts of Equistar and its wholly owned subsidiaries.

Revenue Recognition—Revenue from product sales is recognized as risk and title to the product transfer to the customer, which usually occurs when shipment is made.

Cash and Cash Equivalents—Cash equivalents consist of highly liquid debt instruments such as certificates of deposit, commercial paper and money market accounts purchased with an original maturity date of three months or less. Cash equivalents are stated at cost, which approximates fair value. Equistar’s policy is to invest cash in conservative, highly rated instruments and limit the amount of credit exposure to any one institution.

Equistar has no requirements for compensating balances in a specific amount at a specific point in time. The Partnership does maintain compensating balances for some of its banking services and products. Such balances are maintained on an average basis and are solely at Equistar’s discretion. As a result, none of Equistar’s cash is restricted.

Inventories—Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (“LIFO”) basis, except for materials and supplies, which are valued using the average cost method.

Inventory exchange transactions, which involve fungible commodities and do not involve the payment or receipt of cash, are not accounted for as purchases and sales. Any resulting volumetric exchange balances are accounted for as inventory in accordance with the normal LIFO valuation policy.

EQUISTAR CHEMICALS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property, Plant and Equipment—Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful asset lives, generally 25 years for major manufacturing equipment, 30 years for buildings, 10 to 15 years for light equipment and instrumentation, 15 years for office furniture and 3 to 5 years for information systems equipment. Upon retirement or sale, Equistar removes the cost of the assets and the related accumulated depreciation from the accounts and reflects any resulting gains or losses in the Consolidated Statement of Income. Equistar’s policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding one year.

Long-Lived Asset Impairment—Equistar evaluates long-lived assets, including identifiable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When it is probable that undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount, the asset is written down to its estimated fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or estimated fair value less costs to sell the assets.

Investment in PD Glycol—Equistar holds a 50% interest in a joint venture that owns an ethylene glycol facility in Beaumont, Texas (“PD Glycol”). The investment in PD Glycol is accounted for using the equity method of accounting.

Turnaround Maintenance and Repair Costs—Costs of maintenance and repairs exceeding $5 million incurred in connection with turnarounds of major units at Equistar’s manufacturing facilities are deferred and amortized using the straight-line method over the period until the next planned turnaround, generally four to six years. These costs are maintenance, repair and replacement costs that are necessary to maintain, extend and improve the operating capacity and efficiency rates of the production units.

Deferred Software Costs—Costs to purchase and to develop software for internal use are deferred and amortized on a straight-line basis over periods of 3 to 10 years.

Environmental Remediation Costs—Anticipated expenditures related to investigation and remediation of contaminated sites, which include operating facilities and waste disposal sites, are accrued when it is probable a liability has been incurred and the amount of the liability can reasonably be estimated. Estimated expenditures have not been discounted to present value.

Income Taxes—The Partnership is not subject to federal income taxes as income is reportable directly by the individual partners; therefore, there is no provision for income taxes in the accompanying financial statements.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Adoption of SFAS No. 145—In April 2002, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The primary impact of the statement on Equistar is the classification of gains or losses that result from the early extinguishment of debt in other income, net as an element of income before extraordinary items. Previously, such gains and losses were classified as extraordinary items. The Consolidated Statements of Income reflect these changes for all periods presented. Equistar incurred a $3 million loss on early debt extinguishment in the year ended December 31, 2001.

EQUISTAR CHEMICALS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Accounting Changes—Effective January 1, 2002, Equistar implemented SFAS No. 141, Business Combinations, SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Implementation of SFAS No. 141 and SFAS No. 144 did not have a material effect on the consolidated financial statements of Equistar.

Upon implementation of SFAS No. 142, Equistar reviewed goodwill for impairment and concluded that the entire balance of goodwill was impaired, resulting in a $1.1 billion charge to earnings that was reported as the cumulative effect of an accounting change as of January 1, 2002. The conclusion was based on a comparison to Equistar’s indicated fair value, using multiples of EBITDA (earnings before interest, taxes, depreciation and amortization) for comparable companies as an indicator of fair value.

As a result of implementing SFAS No. 142, income in 2002 and subsequent years is favorably affected by $33 million annually because of the elimination of goodwill amortization. The following table presents Equistar’s results of operations for all periods presented as adjusted to eliminate goodwill amortization.

	For the year ended December 31,
	2002	2001	2000
	Millions of dollars
Reported income (loss) before cumulative effect of accounting change	$(246)	$(283)	$153
Add back: goodwill amortization	—	33	33

Adjusted income (loss) before cumulative effect of accounting change	$(246)	$(250)	$186

Reported net income (loss)	$(1,299)	$(283)	$153
Add back: goodwill amortization	—	33	33

Adjusted net income (loss)	$(1,299)	$(250)	$186

Anticipated Accounting Changes—Equistar expects to implement two significant accounting changes in 2003, as discussed below.

In January 2003, the FASB issued Interpretation No. 46 (“FIN No. 46”), Consolidation of Variable Interest Entities. FIN No. 46 addresses situations in which a company should include in its financial statements the assets, liabilities and activities of another entity. FIN No. 46 applies immediately to entities created after January 31, 2003 and, for Equistar, will apply to existing entities beginning in the third quarter 2003. Equistar expects the application of FIN No. 46 to result in the consolidation of the entity from which it leases certain railcars. See Note 10. The consolidation of this entity as of December 31, 2002 would have resulted in a net increase in property, plant and equipment of $116 million, a decrease in prepaid expense of approximately $13 million, a $103 million increase in debt and an immaterial charge to be reported as the cumulative effect of an accounting change.

Other Recent Accounting Pronouncements—In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses obligations associated with the retirement of tangible long-lived assets. In July 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 addresses the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities and facility closings. SFAS No. 146 will be effective for activities initiated after December 31, 2002. Equistar does not expect adoption of SFAS No. 143 or SFAS No. 146 to have a material impact on its consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45 (“FIN No. 45”), Guarantor’s Accounting and Disclosure Requirements. FIN No. 45 expands required disclosures for certain types of guarantees for the period

EQUISTAR CHEMICALS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ended December 31, 2002 and requires recognition of a liability at fair value for guarantees granted after December 31, 2002. Equistar has provided the required disclosure with respect to guarantees in Notes 10 and 11.

Reclassifications—Certain previously reported amounts have been reclassified to conform to classifications adopted in 2002.

3.    Facility Closing Costs

Equistar shut down its Port Arthur, Texas polyethylene facility in February 2001. The asset values of the Port Arthur production units were previously adjusted as part of a $96 million restructuring charge recognized in 1999. During the first quarter 2001, Equistar recorded an additional $22 million charge, which is included in cost of sales. The charge included environmental remediation liabilities of $7 million, severance benefits of $5 million, pension benefits of $2 million, and other exit costs of $3 million. The severance and pension benefits covered approximately 125 people employed at the Port Arthur facility. The remaining $5 million of the charge related primarily to the write down of certain assets. Payments of $5 million for severance, $3 million for exit costs and $5 million for environmental remediation were made through December 31, 2002. The pension benefits of $2 million will be paid from the assets of the pension plans. As of December 31, 2002, the remaining liability included $2 million for environmental remediation costs. See Note 13.

4.    Related Party Transactions

Prior to August 22, 2002, Equistar was owned 41% by Lyondell, 29.5% by Millennium and 29.5% by Occidental. On August 22, 2002, Lyondell completed the purchase of Occidental’s interest in Equistar, increasing its ownership interest in Equistar to 70.5%. As a result of this transaction, Occidental has two representatives on Lyondell’s board of directors and, as of December 31, 2002, Occidental owned approximately 22% of Lyondell. In view of Occidental’s ownership position with Lyondell, which owns 70.5% of Equistar, Occidental’s transactions with Equistar subsequent to August 22, 2002 will continue to be reported as related party transactions in Equistar’s Consolidated Statements of Income and Consolidated Balance Sheets.

Product Transactions with Lyondell—Lyondell purchases ethylene, propylene and benzene at market-related prices from Equistar under various agreements expiring in 2013 and 2014. With the exception of one pre-existing supply agreement for a product, expiring in 2015, Lyondell is required, under the agreements, to purchase 100% of its ethylene, propylene and benzene requirements for its Channelview and Bayport, Texas facilities from Equistar. Lyondell licenses MTBE technology to Equistar, and purchases a significant portion of the MTBE produced by Equistar at one of its two Channelview units at market-related prices.

Equistar acts as sales agent for the methanol products of Lyondell Methanol Company, L.P. (“LMC”), which was wholly owned by Lyondell effective May 1, 2002. The natural gas for LMC’s plant is purchased by Equistar as agent for LMC under Equistar master agreements with various third party suppliers. Equistar provides operating and other services for LMC under the terms of existing agreements that were assumed by Equistar from Lyondell, including the lease to LMC by Equistar of the real property on which LMC’s methanol plant is located. Pursuant to the terms of those agreements, LMC pays Equistar a management fee and reimburses certain expenses of Equistar at cost.

Product Transactions with Millennium—Equistar sells ethylene to Millennium at market-related prices pursuant to an agreement entered into in connection with the formation of Equistar. Under this agreement, Millennium is required to purchase 100% of its ethylene requirements for its LaPorte, Texas facility from Equistar. The contract expired December 1, 2002 and is renewed annually. The contract was renewed through

EQUISTAR CHEMICALS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003. Also, under an agreement entered into in connection with the formation of Equistar, Equistar is required to purchase 100% of its vinyl acetate monomer raw material requirements at market-related prices from Millennium for its LaPorte, Texas, Clinton, Iowa and Morris, Illinois plants for the production of ethylene vinyl acetate products at those locations. This contract also expired December 31, 2002 and was renewed through December 31, 2003.

Product Transactions with Occidental—In connection with the contribution of Occidental assets to Equistar, Equistar and Occidental entered into a long-term agreement for Equistar to supply 100% of the ethylene requirements for Occidental’s U.S. manufacturing plants at market-related prices. The ethylene is exclusively for internal use in production at these plants, less any quantities up to 250 million pounds per year tolled in accordance with the provisions of the agreement. Upon three years notice from either party, sales may be “phased down” over a period not less than five years. No phase down may commence before January 1, 2009. Therefore, the annual required minimum cannot decline to zero prior to December 31, 2013, unless certain specified force majeure events occur. In addition to ethylene, Equistar sells methanol, ethers and glycols to Occidental. Also, from time to time, Equistar has entered into over-the-counter derivatives, primarily price swap contracts, for crude oil with Occidental to help manage its exposure to commodity price risk with respect to crude oil-related raw material purchases. See Note 11. Equistar also purchases various other products from Occidental at market-related prices.

Product Transactions with Oxy Vinyls, LP—Occidental owns 76% of Oxy Vinyls, LP (“Oxy Vinyls”), a joint venture partnership. Equistar sells ethylene to Oxy Vinyls for Oxy Vinyls’ LaPorte, Texas facility at market-related prices pursuant to an agreement that expires December 31, 2003.

Transactions with LYONDELL-CITGO Refining LP—Substantially all of Lyondell’s rights and obligations under the terms of its product sales and raw material purchase agreements with LYONDELL-CITGO Refining LP (“LCR”), a joint venture investment of Lyondell, have been assigned to Equistar. Accordingly, certain olefins by-products are sold by Equistar to LCR for processing into gasoline and certain refinery products are sold by LCR to Equistar as raw materials. Equistar also has assumed certain processing arrangements as well as storage obligations between Lyondell and LCR and provides certain marketing services for LCR. All of the agreements between LCR and Equistar are on terms generally representative of prevailing market prices.

Shared Services Agreement with Lyondell—Under a shared services agreement, Lyondell provides office space and various services to Equistar including information technology, human resources, sales and marketing, raw material supply, supply chain, health, safety and environmental, engineering, research and development, facility services, legal, accounting, treasury, internal audit and tax. Lyondell charges Equistar for its share of the cost of such services. Direct costs, incurred exclusively for Equistar, also are charged to Equistar. Costs related to a limited number of shared services, primarily engineering, continue to be incurred by Equistar. In such cases, Equistar charges Lyondell for its share of such costs.

Shared Services and Shared-Site Agreements with Millennium Petrochemicals—Equistar and Millennium Petrochemicals have agreements under which Equistar provides utilities, fuel streams and office space to Millennium Petrochemicals. In addition, Millennium Petrochemicals provides Equistar with certain operational services, including utilities, as well as barge dock access and related services.

EQUISTAR CHEMICALS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Related party transactions are summarized as follows:

	For the year ended December 31,
	2002	2001	2000
	Millions of dollars
Equistar billed related parties for:
Sales of products and processing services:
Lyondell	$459	$405	$572
Occidental Chemical	358	441	558
LCR	340	377	438
Millennium Petrochemicals	43	55	90
Oxy Vinyls	42	48	67
Shared services and shared site agreements:
LCR	4	3	2
Lyondell/LMC	16	18	26
Millennium Petrochemicals	9	17	24
Gas purchased for Lyondell/LMC	76	86	85

Related parties billed Equistar for:
Purchases of products:
LCR	$218	$203	$264
Millennium Petrochemicals	10	15	16
Lyondell	1	4	2
Occidental Chemical	1	1	2
Shared services, transition and lease agreements:
Lyondell	134	135	111
Millennium Petrochemicals	16	19	22
Occidental Chemical	7	6	6
LCR	1	2	—

5.    Accounts Receivable

Equistar sells its products primarily to other chemical manufacturers in the petrochemicals and polymers industries. Equistar performs ongoing credit evaluations of its customers’ financial condition and, in certain circumstances, requires letters of credit from them. The Partnership’s allowance for doubtful accounts, which is reflected in the accompanying Consolidated Balance Sheets as a reduction of accounts receivable, totaled $16 million and $14 million at December 31, 2002 and 2001, respectively.

During October 2002, Equistar entered into an agreement with an unaffiliated issuer of receivables-backed commercial paper under which Equistar sold accounts receivable and received cash proceeds of $100 million. Under the terms of the agreement, Equistar agreed to sell, on an ongoing basis and without recourse, designated new accounts receivable as existing receivables are collected. The agreement has annual renewal provisions for up to three years and is subject to maintaining at least a specified debt rating. Equistar is seeking an amendment to reduce the minimum required debt ratings and expects the amendment to be effective prior to March 31, 2003. Upon entering into the agreement, the commitment under the revolving credit facility was reduced by $50 million. See Note 9.

At December 31, 2002, the balance of Equistar’s accounts receivable sold under this arrangement was $81 million. Increases and decreases in the amount sold are reflected in operating cash flows in the Consolidated

EQUISTAR CHEMICALS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements of Cash Flows. Fees related to the sales are included in “Other income, net” in the Consolidated Statements of Income. During 2001, Equistar terminated a similar agreement.

6.    Inventories

Inventories consisted of the following components at December 31:

	2002	2001
	Millions of dollars
Finished goods	$233	$243
Work-in-process	12	12
Raw materials	95	104
Materials and supplies	84	89

Total inventories	$424	$448

The excess of the current cost of inventories over book value was approximately $55 million at December 31, 2002.

7.    Property, Plant and Equipment and Other Assets

The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows at December 31:

	2002	2001
	Millions of dollars
Land	$80	$79
Manufacturing facilities and equipment	6,037	5,929
Construction in progress	60	92

Total property, plant and equipment	6,177	6,100
Less accumulated depreciation	(2,612)	(2,395)

Property, plant and equipment, net	$3,565	$3,705

Equistar did not capitalize any interest during 2002, 2001 and 2000 with respect to construction projects.

The components of other assets, at cost, and the related accumulated amortization were as follows at December 31:

	2002			2001
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
	Millions of dollars
Intangible assets:
Turnaround costs	$193	$(94)	$99	$151	$(81)	$70
Software costs	150	(66)	84	152	(55)	97
Debt issuance costs	43	(13)	30	41	(7)	34
Catalyst costs	23	(11)	12	11	(4)	7
Other	58	(17)	41	37	(9)	28

Total intangible assets	$467	$(201)	266	$392	$(156)	236

Pension asset			21			22
Other			28			19

Total other assets			$315			$277

EQUISTAR CHEMICALS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Scheduled amortization of these intangible assets for the next five years is estimated at $56 million in 2003, $56 million in 2004, $57 million in 2005, $57 million in 2006 and $57 million in 2007. Depreciation and amortization expense is summarized as follows:

	For the year ended December 31,
	2002	2001	2000
	Millions of dollars
Property, plant and equipment	$242	$237	$229
Goodwill	—	33	33
Turnaround costs	24	20	24
Software costs	15	12	13
Other	17	17	9

Total depreciation and amortization	$298	$319	$308

In addition, amortization of debt issuance costs of $7 million, $2 million and $2 million in 2002, 2001 and 2000, respectively, is included in interest expense in the Consolidated Statements of Income.

8.    Accrued Liabilities

Accrued liabilities consisted of the following components at December 31:

	2002	2001
	Millions of dollars
Taxes other than income	$65	$67
Interest	65	68
Payroll and benefits	42	49
Contractual obligations	34	30
Other	17	13

Total accrued liabilities	$223	$227

9.    Long-Term Debt

During October 2002, Equistar entered into an agreement to sell certain accounts receivable and received cash proceeds of $100 million. See Note 5. As a result, the commitment under its revolving credit facility was reduced by $50 million, to $450 million, in accordance with the terms of the revolving credit facility and would not be restored if the receivables agreement were terminated. Equistar used the $100 million proceeds to reduce borrowing under the revolving credit facility and for general corporate purposes. The revolving credit facility was undrawn at December 31, 2002. Amounts available under the revolving credit facility are reduced to the extent of certain outstanding letters of credit provided under the credit facility, which totaled $16 million as of December 31, 2002.

In March 2002, Equistar obtained amendments to its credit facility making certain financial ratio requirements less restrictive, making the covenant limiting acquisitions more restrictive and adding a covenant limiting certain non-regulatory capital expenditures. As a result of the amendment, the interest rate on the credit facility was increased by 0.5% per annum.

In August 2001, Equistar completed a $1.5 billion debt refinancing. The refinancing included a credit facility consisting of a $500 million secured revolving credit facility maturing in August 2006 and a $300 million

EQUISTAR CHEMICALS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

secured term loan, maturing in August 2007, with scheduled quarterly amortization payments, beginning December 31, 2001. The refinancing also included the issuance of $700 million of new unsecured 10.125% senior notes maturing in August 2008. The 10.125% senior notes rank pari passu with existing Equistar notes. Certain financial ratio requirements were modified in the refinancing to make them less restrictive.

Borrowing under the revolving credit facility generally bears interest based on a margin over, at Equistar’s option, LIBOR or a base rate. The sum of the applicable margin plus a facility fee varies between 1.5% and 2.5%, in the case of LIBOR loans, and 0.5% and 1.5%, in the case of base rate loans, depending on Equistar’s ratio of debt to EBITDA, as defined in the credit facility. The credit facility is secured by a lien on substantially all of Equistar’s personal property, including accounts receivable, inventory, other personal property as well as a portion of its real property.

The August 2001 refinancing replaced a five-year, $1.25 billion credit facility that would have expired November 2002. Borrowing under the facility was $820 million at December 31, 2000. Millennium America Inc., a subsidiary of Millennium, provided limited guarantees with respect to the payment of principal and interest on a total of $750 million principal amount of indebtedness under the $1.25 billion revolving credit facility. As a result of the refinancing, the related guarantees have been terminated.

The credit facility and the indenture governing Equistar’s 10.125% senior notes contain covenants that, subject to certain exceptions, restrict sale and leaseback transactions, lien incurrence, debt incurrence, sales of assets, investments, non-regulatory capital expenditures, certain payments, and mergers. In addition, the bank credit facility requires Equistar to maintain specified financial ratios. The breach of these covenants could permit the lenders to declare the loans immediately payable and could permit the lenders under Equistar’s credit facility to terminate future lending commitments.

As a result of continuing adverse conditions in the industry, in March 2003, Equistar obtained amendments to its credit facility to provide additional financial flexibility by easing certain financial ratio requirements.

Long-term debt consisted of the following at December 31:

	2002	2001
	Millions of dollars
Bank credit facility:
Revolving credit facility due 2006	$—	$—
Term loan due 2007	296	299
Other debt obligations:
Medium-term notes due 2003-2005	30	31
9.125% Notes due 2002	—	100
8.50% Notes due 2004	300	300
6.50% Notes due 2006	150	150
10.125% Senior Notes due 2008	700	700
8.75% Notes due 2009	599	598
7.55% Debentures due 2026	150	150
Other	3	9

Total long-term debt	2,228	2,337
Less current maturities	32	104

Total long-term debt, net	$2,196	$2,233

EQUISTAR CHEMICALS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The term loan due 2007 generally bears interest at a rate equal to LIBOR plus 3% or the base rate plus 2%, at Equistar’s option. Borrowing under the term loan had a weighted average interest rate of 5.25% and 6.26% during 2002 and 2001, respectively. The medium-term notes had a weighted average interest rate of 9.75% and 9.75% at December 31, 2002 and 2001, respectively. The 8.75% notes have a face amount of $600 million and are shown net of unamortized discount.

The medium-term notes, the 9.125% notes, the 6.5% notes and the 7.55% debentures were assumed by Equistar from Lyondell when Equistar was formed in 1997. As between Equistar and Lyondell, Equistar is primarily liable for this debt. Lyondell remains a co-obligor for the medium-term notes and certain events involving only Lyondell could give rise to events of default under those notes, permitting the obligations to be accelerated. Under certain limited circumstances, the holders of the medium-term notes have the right to require repurchase of the notes. Following amendments to the indentures for the 6.5% notes and the 7.55% debentures in November 2000, Lyondell remains a guarantor of that debt. The 9.125% notes were repaid in 2002. The consolidated financial statements of Lyondell are filed as an exhibit to Equistar’s Annual Report on Form 10-K for the year ended December 31, 2002.

Aggregate maturities of long-term debt during the next five years are $32 million in 2003; $303 million in 2004; $4 million in 2005; $153 million in 2006; $284 million in 2007 and $1.5 billion thereafter.

10.    Lease Commitments

Equistar leases various facilities and equipment under noncancelable lease arrangements for various periods. Operating leases include leases of railcars used in the distribution of products in Equistar’s business. During 2002, Equistar leased certain of these railcars, under three operating leases, from unaffiliated entities established for the purpose of serving as lessors with respect to these leases.

One of these three leases remains outstanding at December 31, 2002. This lease includes an option for Equistar to purchase the railcars during the lease term. If Equistar does not exercise the purchase option, the affected railcars will be sold upon termination of the lease. In the event the sales proceeds are less than the related guaranteed residual value, Equistar will pay the difference to the lessor. The guaranteed residual value, which is not included in future minimum lease payments in the table below, was $83 million at December 31, 2002.

The second of these three leases terminated in December 2002, and Equistar entered into a new lease arrangement with another lessor. The new lease covered a substantial portion of the subject railcars, and Equistar purchased the remaining railcars for $10 million. The third of these leases terminated in November 2002, and Equistar purchased the subject railcars for $37 million.

At December 31, 2002, future minimum lease payments relating to noncancelable operating leases, including railcar leases, with lease terms in excess of one year were as follows:

Minimum Lease Payments
Millions of dollars
2003	$73
2004	65
2005	53
2006	41
2007	35
Thereafter	287

Total minimum lease payments	$554

EQUISTAR CHEMICALS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating lease net rental expense was $125 million, $110 million and $115 million for the years ending December 31, 2002, 2001 and 2000, respectively. Net rental expense in 2002 included the amortization of $34 million of prepayments, related to the first and second railcar leases described above, over the remaining lease terms.

11.    Financial Instruments and Derivatives

During 2000, Equistar entered into over-the-counter derivatives, primarily price swap contracts, related to crude oil with Occidental Energy Marketing, Inc., a subsidiary of Occidental Chemical, to help manage its exposure to commodity price risk with respect to crude oil-related raw material purchases. At December 31, 2000, price swap contracts covering 5.1 million barrels of crude oil were outstanding. The carrying value and fair market value of these derivative instruments at December 31, 2000 represented a liability of $13 million, which was based on quoted market prices. The resulting loss from these hedges of anticipated raw material purchases was deferred on the consolidated balance sheet. On January 1, 2001, in accordance with the transition provisions of SFAS No. 133, Equistar reclassified the deferred loss of $13 million to accumulated other comprehensive income as a transition adjustment, representing the cumulative effect of a change in accounting principle. The transition adjustment was reclassified to the Consolidated Statement of Income during the period January through July 2001 as the related raw material purchases occurred.

During 2001, Equistar entered into additional price swap contracts covering 7.2 million barrels of crude oil that primarily matured from July 2001 through December 2001. In the third quarter 2001, outstanding price swap contracts, covering 4.1 million barrels of crude oil that primarily matured from October 2001 through December 2001, were effectively terminated. The termination resulted in realization of a gain of nearly $9 million, which was recognized in the fourth quarter 2001 as the related forecasted transactions occurred. There were no outstanding price swap contracts at December 31, 2002 and December 31, 2001.

The following table summarizes activity included in accumulated other comprehensive income (“AOCI”) related to the fair value of derivative instruments for the year ended December 31, 2001:

2001
Millions of dollars
Gain (loss):
Balance at beginning of period	$—

January 1, 2001 transition adjustment— reclassification of December 31, 2000 deferred loss	(13)
Net gains on derivative instruments	35
Reclassification of gains on derivative instruments to earnings	(22)

Net change included in AOCI for the period	—

Net gain on derivative instruments included in AOCI at December 31, 2001	$—

The fair value of all nonderivative financial instruments included in current assets and current liabilities, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximated their carrying value due to their short maturity. Based on the borrowing rates currently available to Equistar for debt with terms and average maturities similar to Equistar’s debt portfolio, the fair value of Equistar’s long-term debt, including amounts due within one year, was approximately $2.0 billion and $2.3 billion at December 31, 2002 and 2001, respectively. Equistar estimates the fair value of its residual value guarantee under a railcar lease (see Note 10) is not significant due to the low probability of future payments under the guarantee provisions.

Equistar is exposed to credit risk related to its financial instruments in the event of nonperformance by the counterparties. Equistar does not generally require collateral or other security to support these financial

EQUISTAR CHEMICALS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

instruments. The counterparties to these transactions are major institutions deemed creditworthy by Equistar. Equistar does not anticipate nonperformance by the counterparties.

12.    Pension and Other Postretirement Benefits

All full-time regular employees are covered by defined benefit pension plans sponsored by Equistar. In connection with the formation of Equistar, no pension assets or obligations were contributed to Equistar, with the exception of union represented plans contributed by Occidental and Millennium.

Retirement benefits are based upon years of service and the employee’s highest three consecutive years of compensation during the last ten years of service. Equistar accrues pension costs based upon an actuarial valuation of the liabilities and funds the plans through periodic contributions to pension trust funds. Equistar also has unfunded supplemental nonqualified retirement plans, which provide pension benefits for certain employees in excess of the tax qualified plans’ limits. In addition, Equistar sponsors unfunded postretirement benefit plans other than pensions, which provide medical and life insurance benefits. The postretirement medical plans are contributory while the life insurance plans are, generally, noncontributory. The life insurance benefits will no longer be provided to employees retiring after July 1, 2002.

The following table provides a reconciliation of benefit obligations, plan assets and the funded status of these plans:

	Pension Benefits		Other Postretirement Benefits
	2002	2001	2002	2001
	Millions of dollars
Change in benefit obligation:
Benefit obligation, January 1	$147	$120	$112	$92
Service cost	16	16	2	2
Interest cost	11	10	7	6
Plan amendments	(2)	—	(13)	29
Actuarial loss (gain)	8	12	2	(14)
Benefits paid	(10)	(11)	(2)	(3)

Benefit obligation, December 31	170	147	108	112

Change in plan assets:
Fair value of plan assets, January 1	107	117	—	—
Actual return on plan assets	(13)	(6)	—	—
Partnership contributions	18	7	2	3
Benefits paid	(10)	(11)	(2)	(3)

Fair value of plan assets, December 31	102	107	—	—

Funded status	(68)	(40)	(108)	(112)
Unrecognized actuarial and investment loss	76	48	7	5
Unrecognized prior service cost	(2)	—	14	29

Net amount recognized	$6	$8	$(87)	$(78)

Amounts recognized in the Consolidated Balance Sheet consist of:
Prepaid benefit cost	$21	$22	$—	$—
Accrued benefit liability	(51)	(33)	(87)	(78)
Accumulated other comprehensive income	36	19	—	—

Net amount recognized	$6	$8	$(87)	$(78)

EQUISTAR CHEMICALS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The decrease in other postretirement benefit obligations due to plan amendments in 2002 primarily resulted from discontinuing life insurance benefits for employees retiring after July 1, 2002. The increase in other postretirement benefit obligations due to plan amendments in 2001 resulted from a change in the medical plan that increased Equistar’s minimum contribution level per employee by 25%.

Pension plans with projected benefit obligations in excess of the fair value of assets are summarized as follows at December 31:

	2002	2001
Projected benefit obligation	$170	$129
Fair value of assets	102	81

Pension plans with accumulated benefit obligations in excess of the fair value of assets are summarized as follows at December 31:

	2002	2001
Accumulated benefit obligation	$123	$106
Fair value of assets	81	81

Net periodic pension and other postretirement benefit costs included the following components:

	Pension Benefits			Other Postretirement Benefits
	2002	2001	2000	2002	2001	2000
	Millions of dollars
Components of net periodic benefit cost:
Service cost	$16	$16	$17	$2	$2	$2
Interest cost	11	10	9	7	6	6
Actual loss on plan assets	13	6	3	—	—	—
Less-unrecognized loss	(24)	(17)	(11)	—	—	—

Recognized gain on plan assets	(11)	(11)	(8)	—	—	—
Amortization of actuarial and investment loss	4	2	—	—	—	1
Prior service cost	—	—	—	2	—	—
Net effect of curtailments, settlements and special termination benefits	—	3	(1)	—	2	1

Net periodic benefit cost	$20	$20	$17	$11	$10	$10

The assumptions used in determining the net pension cost and the net pension liability were as follows at December 31:

	Pension Benefits			Other Postretirement Benefits
	2002	2001	2000	2002	2001	2000
Weighted-average assumptions as of December 31:
Discount rate	6.50%	7.00%	7.50%	6.50%	7.00%	7.50%
Expected return on plan assets	9.50%	9.50%	9.50%	—	—	—
Rate of compensation increase	4.50%	4.50%	4.50%	—	4.50%	4.50%

EQUISTAR CHEMICALS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumed annual rate of increase in the per capita cost of covered health care benefits as of December 31, 2002 was 10.0% for 2003 through 2004, 7.0% for 2005 through 2007 and 5.0% thereafter. The health care cost trend rate assumption does not have a significant effect on the amounts reported due to limits on Equistar’s maximum contribution level under the medical plan. To illustrate, increasing or decreasing the assumed health care cost trend rates by one percentage point in each year would change the accumulated postretirement benefit liability as of December 31, 2002 by less than $1 million and would not have a material effect on the aggregate service and interest cost components of the net periodic postretirement benefit cost for the year then ended. Equistar also maintains voluntary defined contribution savings plans for eligible employees. Contributions to the plans by Equistar were $13 million, $16 million and $17 million for the years ended December 31, 2002, 2001 and 2000, respectively.

13.    Commitments and Contingencies

Commitments—Equistar has various purchase commitments for materials, supplies and services incident to the ordinary conduct of business, generally for quantities required for Equistar’s businesses and at prevailing market prices. See also Note 4, describing related party commitments.

Equistar is party to various unconditional purchase obligation contracts as a purchaser for products and services, principally for steam and power. At December 31, 2002, future minimum payments under those contracts with noncancelable contract terms in excess of one year and fixed minimum payments were as follows:

Millions of dollars
2003	$164
2004	168
2005	169
2006	157
2007	151
Thereafter through 2023	1,749

Total minimum contract payments	$2,558

Equistar’s total purchases under these agreements were $230 million for the year ended December 31, 2002.

Leased Facility—The Lake Charles facility has been idled since the first quarter of 2001. The facility and land, which are included in property, plant and equipment, at a net book value of $160 million, are leased from an affiliate of Occidental under a lease that expires in May 2003. The parties are investigating alternatives related to the facility and land. Management believes that the resolution of these alternatives will not have a material adverse effect on the financial position, liquidity or results of operations of Equistar.

Indemnification Arrangements—Lyondell, Millennium Petrochemicals and Occidental and certain of its subsidiaries have each agreed to provide certain indemnifications to Equistar with respect to the petrochemicals and polymers businesses they each contributed. In addition, Equistar has agreed to assume third party claims that are related to certain contingent liabilities arising prior to the contribution transactions that are asserted prior to December 1, 2004 as to Lyondell and Millennium Petrochemicals, and May 15, 2005 as to Occidental, to the extent the aggregate thereof does not exceed $7 million for each entity, subject to certain terms of the respective asset contribution agreements. From formation through December 31, 2002, Equistar had incurred a total of $20 million for these uninsured claims and liabilities. Lyondell, Millennium and Occidental each remain liable under these indemnification arrangements to the same extent following Lyondell’s acquisition of Occidental’s interest in Equistar as they were before.

EQUISTAR CHEMICALS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Environmental Remediation—Equistar’s accrued liability for environmental matters as of December 31, 2002 was $2 million and related to the Port Arthur facility, which was permanently shut down in February 2001. In the opinion of management, there is currently no material estimable range of loss in excess of the amounts recorded for environmental remediation.

Clean Air Act—The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the U.S. Environmental Protection Agency (“EPA”). Emission reduction controls for nitrogen oxides (“NOx”) must be installed at each of Equistar’s six plants located in the Houston/Galveston region during the next several years. Recently adopted revisions by the regulatory agencies changed the required NOx reduction levels from 90% to 80%. Compliance with the previously proposed 90% reduction standards would have resulted in increased capital investment, estimated at between $200 million and $260 million, before the 2007 deadline, as well as higher annual operating costs for Equistar. Under the revised 80% standard, Equistar estimates that capital expenditures would decrease to between $165 million and $200 million. However, the savings from this revision could be offset by the costs of stricter proposed controls over highly reactive, volatile organic compounds, or HRVOCs. Equistar is still assessing the impact of the proposed HRVOC regulations and there can be no guarantee as to the ultimate capital cost of implementing any final plan developed to ensure ozone attainment by the 2007 deadline. The timing and amount of these expenditures are also subject to regulatory and other uncertainties, as well as obtaining the necessary permits and approvals.

In the United States, the Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as MTBE, in gasoline sold in areas not meeting specified air quality standards. However, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern about the use of MTBE. Certain federal and state governmental initiatives in the U.S. have sought either to rescind the oxygen requirement for reformulated gasoline or to restrict or ban the use of MTBE. Equistar’s MTBE sales represented approximately 3% of its total 2002 revenues. The U.S. House of Representatives and the U.S. Senate each passed versions of an omnibus energy bill during 2001 and 2002, respectively. The Senate version of the energy bill would have resulted in a ban on the use of MTBE. The two energy bills were not reconciled during the conference process and an omnibus energy bill was not passed during 2002.

Both the U.S. House of Representatives and the U.S. Senate are expected to pursue an energy bill during the 2003/2004 legislative cycle. If this happens, it is likely that fuel content, including MTBE use, will be a subject of legislative debate. Factors which could be considered in this debate include the impact on gasoline price and supply and the potential for degradation of air quality.

At the state level, a number of states have legislated future MTBE bans. Of these, a number are mid-West states that use ethanol as the oxygenate of choice. Bans in these states should not have an impact on MTBE demand. However, Connecticut, California and New York have bans of MTBE in place effective October 1, 2003, January 1, 2004, and January 1, 2004, respectively. Equistar estimates that California represents 34% of the U.S. MTBE industry demand and 20% of the worldwide MTBE industry demand, while Connecticut and New York combined represent 12% of the U.S. MTBE industry demand and 7% of the worldwide MTBE industry demand.

At this time, Equistar cannot predict the impact that these initiatives will have on MTBE margins or volumes during 2003. However, several major oil companies have announced plans, beginning in 2003, to discontinue the use of MTBE in gasoline produced for California markets. Equistar estimates that the California-market MTBE volumes of these companies account for an estimated 18% of U.S. MTBE industry demand and 10% of worldwide MTBE industry demand. Equistar intends to continue marketing MTBE in the U.S. However,

EQUISTAR CHEMICALS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

should it become necessary or desirable to reduce MTBE production, Equistar would need to convert raw materials used in MTBE to production of other products. It may be desirable to make capital expenditures to add the flexibility to produce alternative gasoline blending components. The profit margins on these alternatives are likely to be lower than those historically realized on MTBE.

General—Equistar is involved in various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings, or any liability arising from the matters discussed in this note, will not have a material adverse effect on the financial position, liquidity or results of operations of Equistar.

14.    Supplemental Cash Flow Information

Supplemental cash flow information is summarized as follows for the periods presented:

	For the year ended December 31,
	2002	2001	2000
	Millions of dollars
Cash paid for interest	$200	$171	$180

15.    Segment Information and Related Information

Equistar operates in two reportable segments, petrochemicals and polymers (see Note 1). The accounting policies of the segments are the same as those described in “Summary of Significant Accounting Policies” (see Note 2). No unaffiliated customer accounted for 10% or more of sales during any year in the three-year period ended December 31, 2002.

EQUISTAR CHEMICALS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized financial information concerning Equistar’s reportable segments is shown in the following table. Intersegment sales between the petrochemicals and polymers segments were based on current market prices.

	Petrochemicals	Polymers	Unallocated	Eliminations	Consolidated
	Millions of dollars
For the year ended December 31, 2002:
Sales and other operating revenues:
Customers	$3,669	$1,868	$—	$—	$5,537
Intersegment	1,288	—	—	(1,288)	—

	4,957	1,868	—	(1,288)	5,537
Operating income (loss)	146	(74)	(116)	—	(44)
Total assets	3,410	1,438	204	—	5,052
Capital expenditures	58	59	1	—	118
Depreciation and amortization expense	217	58	23	—	298
For the year ended December 31, 2001:
Sales and other Operating revenues:
Customers	$3,929	$1,980	$—	$—	$5,909
Intersegment	1,455	—	—	(1,455)	—

	5,384	1,980	—	(1,455)	5,909
Operating income (loss)	275	(186)	(188)	—	(99)
Total assets	3,474	1,400	1,464	—	6,338
Capital expenditures	84	24	2	—	110
Depreciation and Amortization expense	204	58	57	—	319
For the year ended December 31, 2000:
Sales and other Operating revenues:
Customers	$5,144	$2,351	$—	$—	$7,495
Intersegment	1,887	—	—	(1,887)	—

	7,031	2,351	—	(1,887)	7,495
Operating income (loss)	694	(185)	(175)	—	334
Total assets	3,705	1,575	1,334	—	6,614
Capital expenditures	79	46	6	—	131
Depreciation and amortization expense	199	55	54	—	308

The following table presents the details of “Operating income (loss)” as presented above in the “Unallocated” column for the years ended December 31, 2002, 2001 and 2000.

	2002	2001	2000
	Millions of dollars
Items not allocated to petrochemicals and polymers:
Principally general and administrative expenses	$(116)	$(166)	$(175)
Facility closing costs	—	(22)	—

Operating income (loss)	$(116)	$(188)	$(175)

EQUISTAR CHEMICALS, LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the details of “Total assets” as presented above in the “Unallocated” column as of December 31, for the years indicated:

	2002	2001	2000
	Millions of dollars
Cash and cash equivalents	$27	$202	$18
Accounts receivable—trade and related parties	—	17	16
Prepaid expenses and other current assets	22	20	17
Property, plant and equipment, net	18	23	35
Goodwill, net	—	1,053	1,086
Other assets, net	137	149	162

Total assets	$204	$1,464	$1,334

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

	For the three months ended September 30,		For the nine months ended September 30,
	2003	2002	2003	2002
	Millions of dollars, except per share data
Sales and other operating revenues	$954	$855	$2,856	$2,372

Operating costs and expenses:
Cost of sales	891	749	2,713	2,062
Selling, general and administrative expenses	34	40	121	126
Research and development expense	9	7	26	22

	934	796	2,860	2,210

Operating income (loss)	20	59	(4)	162
Interest expense	(107)	(98)	(309)	(285)
Interest income	1	3	21	8
Other income (expense), net	2	(16)	15	(19)

Loss before equity investments and income taxes	(84)	(52)	(277)	(134)

Income (loss) from equity investments:
Equistar Chemicals, LP	(26)	11	(158)	(39)
LYONDELL-CITGO Refining LP	43	32	99	98
Other	(4)	1	(10)	(4)

	13	44	(69)	55

Loss before income taxes	(71)	(8)	(346)	(79)
Benefit from income taxes	(27)	(6)	(121)	(24)

Net loss	$(44)	$(2)	$(225)	$(55)

Basic and diluted loss per share	$(0.27)	$(0.02)	$(1.40)	$(0.44)

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	September 30, 2003	December 31, 2002
	Millions, except shares and par value data
ASSETS
Current assets:
Cash and cash equivalents	$393	$286
Other short-term investments	—	44
Accounts receivable:
Trade, net	313	340
Related parties	67	56
Inventories	342	344
Prepaid expenses and other current assets	62	66
Deferred tax assets	45	35

Total current assets	1,222	1,171
Property, plant and equipment, net	2,568	2,369
Investments and long-term receivables:
Investment in Equistar Chemicals, LP	1,022	1,184
Investment in PO joint ventures	835	770
Investment in and receivable from LYONDELL-CITGO Refining LP	215	297
Other investments and long-term receivables	79	98
Goodwill, net	1,137	1,130
Other assets, net	408	429

Total assets	$7,486	$7,448

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable:
Trade	$277	$260
Related parties	77	84
Current maturities of long-term debt	—	1
Accrued liabilities	331	279

Total current liabilities	685	624
Long-term debt	4,151	3,926
Other liabilities	695	673
Deferred income taxes	787	881
Commitments and contingencies
Minority interest	151	165
Stockholders’ equity:
Common stock, $1.00 par value, 340,000,000 shares authorized, 128,530,000 shares issued	128	128
Series B common stock, $1.00 par value, 80,000,000 shares authorized, 36,310,972 and 34,568,224 shares issued, respectively	37	35
Additional paid-in capital	1,405	1,380
Accumulated deficit	(357)	(18)
Accumulated other comprehensive loss	(130)	(271)
Treasury stock, at cost, 2,363,124 and 2,685,080 shares, respectively	(66)	(75)

Total stockholders’ equity	1,017	1,179

Total liabilities and stockholders’ equity	$7,486	$7,448

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the nine months ended September 30,
	2003	2002
	Millions of dollars
Cash flows from operating activities:
Net loss	$(225)	$(55)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	184	177
Losses from equity investments	170	43
Deferred income taxes	(122)	1
Gain on sale of equity interest	(18)	—
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	3	36
Inventories	12	(22)
Accounts payable	(5)	(10)
Accrued interest	79	75
Refundable income taxes, net	36	82
Other assets and liabilities, net	22	17

Cash provided by operating activities	136	344

Cash flows from investing activities:
Expenditures for property, plant and equipment	(247)	(20)
Distributions from affiliates in excess of earnings	118	16
Contributions and advances to affiliates	(102)	(85)
Purchase of equity investment in Equistar	—	(440)
Proceeds from sale of equity interest	28	—
Maturity of other short-term investments	44	—
Other	—	(3)

Cash used in investing activities	(159)	(532)

Cash flows from financing activities:
Issuance of long-term debt	318	268
Repayment of long-term debt	(103)	(221)
Issuance of Series B common stock, warrants and right	—	440
Issuance of common stock	—	110
Dividends paid	(85)	(81)
Other	(3)	(13)

Cash provided by financing activities	127	503

Effect of exchange rate changes on cash	3	2

Increase in cash and cash equivalents	107	317
Cash and cash equivalents at beginning of period	286	146

Cash and cash equivalents at end of period	$393	$463

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of Preparation

The accompanying consolidated financial statements are unaudited and have been prepared from the books and records of Lyondell Chemical Company (“Lyondell”) in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal, recurring adjustments, considered necessary for a fair presentation have been included. For further information, refer to the consolidated financial statements and notes thereto for the year ended December 31, 2002 included in the Lyondell 2002 Annual Report on Form 10-K. Certain amounts from prior periods have been reclassified to conform to the current period presentation.

2. Accounting Changes

Early Extinguishment of Debt—Beginning January 1, 2003, Lyondell adopted Statement of Financial Accounting Standards (“SFAS”) No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The primary impact of SFAS No. 145 on Lyondell is the classification of gains or losses that result from the early extinguishment of debt as an element of income before extraordinary items. Previously, such gains and losses were classified as extraordinary items. The Consolidated Statements of Income reflect this change for all periods presented.

Employee Stock Options—To better reflect the full cost of employee compensation, Lyondell adopted the “fair value” method of accounting for employee stock options, the preferred method as defined by SFAS No. 123, Accounting for Stock-Based Compensation, in the first quarter of 2003. Lyondell is using the prospective transition method, one of three alternatives under SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, for a voluntary change to the fair value method. Under the prospective transition method, an estimate of the fair value of options granted to employees during 2003 and thereafter is charged to earnings over the related vesting periods. This change resulted in an after-tax charge of approximately $2 million for the nine-month period ended September 30, 2003.

Prior to 2003, Lyondell accounted for employee stock options under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost was recognized in connection with stock options granted prior to 2003 under Lyondell’s plans. The pro forma effect on net income and earnings per share of measuring compensation expense for such grants in the manner prescribed in SFAS No. 123 is summarized in the table below:

	For the three months ended September 30,		For the nine months ended September 30,
	2003	2002	2003	2002
	Millions of dollars, except per share data
Reported net loss	$(44)	$(2)	$(225)	$(55)
Add stock-based compensation expense included in net income, net of tax	1	—	2	—
Deduct stock-based compensation expense using fair value method for all awards, net of tax	(2)	(2)	(6)	(6)

Pro forma net loss	$(45)	$(4)	$(229)	$(61)

Basic and diluted loss per share:
Reported	$(0.27)	$(0.02)	$(1.40)	$(0.44)
Pro forma	$(0.28)	$(0.03)	$(1.42)	$(0.49)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Financial Instruments—Effective July 1, 2003, Lyondell adopted SFAS No. 150 – Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The statement established standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity and requires that certain financial instruments be classified as liabilities or, in some circumstances, as assets. Lyondell’s adoption of the provisions of SFAS No. 150 had no material impact on its consolidated financial statements.

Variable Interest Entities—In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, which addresses certain situations in which a company should include in its financial statements the assets, liabilities and activities of another entity. FIN 46 applies immediately to entities created after January 31, 2003. In October 2003, the FASB issued a Staff Position deferring the effective date for other variable interest entities to December 31, 2003. In May 2003, Lyondell purchased a butanediol (“BDO”) plant in The Netherlands known as BDO-2 (see Notes 7 and 8), which Lyondell previously leased under an arrangement to which FIN 46 would have applied. Lyondell’s application of FIN 46, as of December 31, 2003, is not expected to have a material impact on its consolidated financial statements.

3. Equity Interest in Equistar Chemicals, LP

Lyondell’s operations in the petrochemicals and polymers segments are conducted through its joint venture ownership interest in Equistar Chemicals, LP (“Equistar”). Prior to August 22, 2002, Lyondell had a 41% interest in Equistar, while Millennium Chemicals Inc. and subsidiaries (“Millennium”) and Occidental Petroleum Corporation and subsidiaries (“Occidental”) each had a 29.5% interest. On August 22, 2002, Lyondell acquired Occidental’s 29.5% interest in Equistar. Following the acquisition, Lyondell has a 70.5% interest in Equistar.

The partners jointly control certain key management decisions of Equistar, including approval of the strategic plan, capital expenditures and annual budget, issuance of additional debt and the appointment of executive management of the partnership. Accordingly, Lyondell accounts for its investment in Equistar using the equity method of accounting. As a partnership, Equistar is not subject to federal income taxes.

Summarized financial information for Equistar follows:

	September 30, 2003	December 31, 2002
	Millions of dollars
BALANCE SHEETS
Total current assets	$1,196	$1,126
Property, plant and equipment, net	3,346	3,565
Investments and other assets, net	403	361

Total assets	$4,945	$5,052

Current maturities of long-term debt	$2	$32
Other current liabilities	623	682
Long-term debt	2,252	2,196
Other liabilities and deferred revenues	382	221
Partners’ capital	1,686	1,921

Total liabilities and partners’ capital	$4,945	$5,052

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

	For the three months ended September 30,		For the nine months ended September 30,
	2003	2002	2003	2002
	Millions of dollars
STATEMENTS OF INCOME
Sales and other operating revenues	$1,642	$1,508	$4,880	$4,106
Cost of sales	1,561	1,386	4,754	3,938
Selling, general and administrative expenses	47	41	131	122
Research and development expense	10	10	29	28
Losses on asset dispositions	12	—	26	—

Operating income (loss)	12	71	(60)	18
Interest expense, net	(51)	(51)	(153)	(153)
Other income (expense), net	(1)	2	(22)	3

Income (loss) before cumulative effect of accounting change	(40)	22	(235)	(132)
Cumulative effect of accounting change	—	—	—	(1,053)

Net income (loss)	$(40)	$22	$(235)	$(1,185)

SELECTED ADDITIONAL INFORMATION
Depreciation and amortization			$230	$221
Expenditures for property, plant and equipment			62	43

As part of the implementation of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002, the entire unamortized balance of Equistar’s goodwill was determined to be impaired. Accordingly, Equistar’s earnings in the first quarter 2002 were reduced by a charge of $1.1 billion. Lyondell’s 41% share of the charge for impairment of Equistar’s goodwill was offset by a corresponding reduction in the difference between Lyondell’s investment in Equistar and its underlying equity in Equistar’s net assets.

Lyondell’s income (loss) from its equity investment in Equistar consists of Lyondell’s share of Equistar’s loss and accretion of the remaining difference between Lyondell’s underlying equity in Equistar’s net assets and its investment in Equistar. At September 30, 2003, Lyondell’s underlying equity in Equistar’s net assets exceeded its investment in Equistar by approximately $167 million. This difference is being recognized in income over the next 15 years.

4. Equity Interest in LYONDELL-CITGO Refining LP

Lyondell’s refining operations are conducted through its joint venture ownership interest in LYONDELL-CITGO Refining LP (“LCR”). Lyondell has a 58.75% interest in LCR, while CITGO Petroleum Corporation (“CITGO”) has a 41.25% interest. The partners jointly control certain key management decisions of LCR, including approval of the strategic plan, capital expenditures and annual budget, issuance of debt and the appointment of executive management of the partnership. Accordingly, Lyondell accounts for its investment in LCR using the equity method of accounting. As a partnership, LCR is not subject to federal income taxes.

Lyondell’s investment in and receivable from LCR consisted of the following:

	September 30, 2003	December 31, 2002
	Millions of dollars
Investment in LCR	$(14)	$68
Receivable from LCR	229	229

Investment in and receivable from LCR	$215	$297

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Summarized financial information for LCR follows:

	September 30, 2003	December 31, 2002
	Millions of dollars
BALANCE SHEETS
Total current assets	$243	$357
Property, plant and equipment, net	1,253	1,312
Other assets	79	88

Total assets	$1,575	$1,757

Current maturities of long-term debt	$450	$—
Other current liabilities	323	514
Long-term debt	—	450
Loans payable to partners	264	264
Other liabilities	115	126
Partners’ capital	423	403

Total liabilities and partners’ capital	$1,575	$1,757

	For the three months ended September 30,		For the nine months ended September 30,
	2003	2002	2003	2002
STATEMENTS OF INCOME
Sales and other operating revenues	$1,030	$891	$3,118	$2,436
Cost of sales	939	820	2,894	2,220
Selling, general and administrative expenses	14	13	42	39

Operating income	77	58	182	177
Interest expense, net	(8)	(8)	(27)	(23)

Net income	$69	$50	$155	$154

SELECTED ADDITIONAL INFORMATION
Depreciation and amortization			$85	$87
Expenditures for property, plant and equipment			36	53

Lyondell’s income from its equity investment in LCR consists of Lyondell’s share of LCR’s net income and accretion of the difference between Lyondell’s underlying equity in LCR’s net assets and its investment in LCR. At September 30, 2003, Lyondell’s underlying equity in LCR’s net assets exceeded its investment in LCR by approximately $267 million. This difference is being recognized in income over the next 25 years.

LCR maintains a $450 million bank term loan facility and a $70 million working capital revolving credit facility, both of which mature in June 2004. The $70 million revolving credit facility was undrawn at September 30, 2003. Amounts available under the revolving credit facility are reduced to the extent of outstanding letters of credit provided under the credit facility, which totaled $13 million as of September 30, 2003. The amount outstanding under the term loan facility at September 30, 2003 is classified as current maturities of long-term debt.

Loans payable to partners at September 30, 2003 included $229 million payable to Lyondell and $35 million payable to CITGO. These loans mature in December 2004. In the second quarter 2003, Lyondell and CITGO

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

contributed additional capital to LCR by converting $10 million and $7 million, respectively, of accrued interest on these loans to LCR partners’ capital.

5. Accounts Receivable

Under the terms of a December 2001 receivables sales agreement, Lyondell sells, without recourse, designated accounts receivable, up to a maximum of $85 million. The agreement is subject to Lyondell maintaining its current debt ratings. The balances of accounts receivable sold under this arrangement were $67 million as of September 30, 2003 and $65 million as of December 31, 2002.

6. Inventories

Inventories consisted of the following components:

	September 30, 2003	December 31, 2002
	Millions of dollars
Finished goods	$271	$271
Work-in-process	6	7
Raw materials	30	29
Materials and supplies	35	37

Total inventories	$342	$344

7. Property, Plant and Equipment, Net

The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows:

	September 30, 2003	December 31, 2002
	Millions of dollars
Land	$11	$11
Manufacturing facilities and equipment	3,314	2,959
Construction in progress	31	30

Total property, plant and equipment	3,356	3,000
Less accumulated depreciation	788	631

Property, plant and equipment, net	$2,568	$2,369

As part of a refinancing during May 2003, Lyondell exercised its option under the terms of the BDO-2 lease to purchase the BDO production facility in The Netherlands for $218 million. See also Note 8.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Depreciation and amortization of asset costs is summarized as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2003	2002	2003	2002
	Millions of dollars
Property, plant and equipment	$50	$35	$133	$98
MTBE contract	—	8	—	25
Investment in PO joint venture	9	8	24	23
Turnaround costs	3	3	10	11
Software costs	2	2	7	7
Other	2	6	10	13

Total depreciation and amortization	$66	$62	$184	$177

The increase in depreciation from the 2002 periods to the 2003 periods for property, plant and equipment was due to a reduction in the estimated remaining useful lives of certain production units and the currency translation effects of a stronger euro.

In addition to the depreciation and amortization shown above, amortization of debt issuance costs of $4 million for each of the three-month periods ended September 30, 2003 and 2002 and $14 million and $12 million for the nine-month periods ended September 30, 2003 and 2002, respectively, is included in interest expense in the Consolidated Statements of Income.

8. Long-Term Debt

Long-term debt consisted of the following:

	September 30, 2003	December 31, 2002
	Millions of dollars
Bank credit facility:
Revolving credit facility	$—	$—
Term Loan E due 2006	—	103
Other debt obligations:
Senior Secured Notes, Series A due 2007, 9.625%	900	900
Senior Secured Notes, Series B due 2007, 9.875%	1,000	1,000
Senior Secured Notes due 2008, 9.5%	393	393
Senior Secured Notes due 2008, 9.5%	331	330
Senior Secured Notes due 2012, 11.125%	276	276
Senior Secured Notes due 2013, 10.5%	325	—
Senior Subordinated Notes due 2009, 10.875%	500	500
Debentures due 2005, 9.375%	100	100
Debentures due 2010, 10.25%	100	100
Debentures due 2020, 9.8%	224	224
Other	2	1

Total	4,151	3,927
Less current maturities	—	1

Long-term debt	$4,151	$3,926

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

In May 2003, Lyondell issued $325 million of 10.5% senior secured notes due in 2013. The proceeds, net of related fees, were used to prepay the $103 million outstanding under Term Loan E and to purchase the leased BDO-2 facility. The related lease was terminated. Upon application of FIN 46, the BDO-2 lease arrangement would have resulted in a similar increase in total debt. See Notes 2 and 7.

In March 2003, Lyondell obtained amendments to its credit facility to provide additional financial flexibility by easing certain financial ratio requirements. Beginning in 2004, the financial ratio requirements under the facility become increasingly restrictive over time.

9. Commitments and Contingencies

Capital Commitments—Lyondell has various commitments related to capital expenditures, all made in the normal course of business. At September 30, 2003, major capital commitments primarily consisted of Lyondell’s 50% share of those related to the construction of a world-scale propylene oxide (“PO”) facility, known as PO-11, in The Netherlands, which is expected to begin production in the fourth quarter of 2003. Lyondell’s share of the outstanding commitments relating to PO-11, which will be funded through contributions and advances to affiliates, totaled approximately $35 million as of September 30, 2003.

Crude Supply Agreement—Under a crude supply agreement (“CSA”), PDVSA Petróleo, S.A. (“PDVSA Oil”) is required to sell, and LCR is required to purchase, 230,000 barrels per day of extra heavy crude oil, which constitutes approximately 86% of LCR’s refining capacity of 268,000 barrels per day of crude oil. Since April 1998, PDVSA Oil has, from time to time, declared itself in a force majeure situation and subsequently reduced deliveries of crude oil. Such reductions in deliveries were purportedly based on announced OPEC production cuts. At the time of delivery reduction notifications, PDVSA Oil informed LCR that the Venezuelan government, through the Ministry of Energy and Mines, had instructed that production of certain grades of crude oil be reduced. In certain circumstances, PDVSA Oil made payments to LCR under a different provision of the CSA in partial compensation for such reductions.

In January 2002, PDVSA Oil again declared itself in a force majeure situation and stated that crude oil deliveries could be reduced by up to 20.3% beginning March 1, 2002. Beginning in March 2002, deliveries of crude oil to LCR were reduced. Although deliveries increased to contract levels of 230,000 barrels per day during the third quarter 2002, PDVSA Oil did not revoke its January 2002 force majeure declaration during 2002. A national strike in Venezuela began in early December 2002 and disrupted deliveries of crude oil to LCR under the CSA. PDVSA Oil again declared a force majeure and reduced deliveries of crude oil to LCR. In March 2003, PDVSA Oil notified LCR that the force majeure had been lifted with respect to CSA crude oil.

LCR has consistently contested the validity of the reductions in deliveries by PDVSA Oil and Petróleos de Venezuela, S.A. (“PDVSA”) under the CSA. The parties have different interpretations of the provisions of the contracts concerning the delivery of crude oil. The contracts do not contain dispute resolution procedures, and the parties have been unable to resolve their commercial dispute. As a result, in February 2002, LCR filed a lawsuit against PDVSA and PDVSA Oil in connection with the force majeure declarations, which LCR is continuing to litigate.

From time to time, Lyondell and PDVSA have had discussions covering both a restructuring of the CSA and a broader restructuring of the LCR partnership. Lyondell is unable to predict whether changes in either arrangement will occur. Subject to the consent of the other partner and rights of first offer and first refusal, the partners each have a right to transfer their interests in LCR to unaffiliated third parties in certain circumstances. In the event that CITGO were to transfer its interest in LCR to an unaffiliated third party, PDVSA Oil would have an option to terminate the CSA.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Depending on then-current market conditions, any breach or termination of the CSA, or reduction in supply thereunder, would require LCR to purchase all or a portion of its crude oil in the merchant market, could subject LCR to significant volatility and price fluctuations and could adversely affect LCR and, therefore, Lyondell. There can be no assurance that alternative crude oil supplies with similar margins would be available for purchase by LCR.

Indemnification Arrangements Relating to Equistar—Lyondell, Millennium and Occidental have each agreed to provide certain indemnifications to Equistar with respect to the petrochemicals and polymers businesses they each contributed. In addition, Equistar agreed to assume third party claims that are related to certain contingent liabilities arising prior to the contribution transactions that are asserted prior to December 1, 2004 as to Lyondell and Millennium, and May 15, 2005 as to Occidental, to the extent the aggregate thereof does not exceed $7 million for each entity, subject to certain terms of the respective asset contribution agreements. As of September 30, 2003, Equistar had incurred approximately $7 million with respect to the indemnification basket for the business contributed by Lyondell. Lyondell, Millennium and Occidental each remain liable under these indemnification arrangements to the same extent as they were before Lyondell’s acquisition of Occidental’s interest in Equistar.

Environmental Remediation—As of September 30, 2003, Lyondell’s environmental liability for future remediation costs at its plant sites and a limited number of Superfund sites totaled $17 million. The liabilities range from less than $1 million to $4 million per site and are expected to be incurred primarily over the next ten years. In the opinion of management, there is currently no material estimable range of possible loss in excess of the liabilities recorded for environmental remediation. However, it is possible that new information about the sites for which the accrual has been established, new technology or future developments such as involvement in investigations by regulatory agencies, could require Lyondell to reassess its potential exposure related to environmental matters.

Clean Air Act—The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the U.S. Environmental Protection Agency (“EPA”). Emission reduction controls for nitrogen oxides (“NOx”) must be installed at LCR’s refinery and each of Lyondell’s two facilities and Equistar’s six facilities in the Houston/Galveston region during the next several years. Recently adopted revisions by the regulatory agencies changed the required NOx reduction levels from 90% to 80%. Compliance with the previously proposed 90% reduction standards would have resulted in increased aggregate capital investment, estimated at between $400 million and $500 million, for Lyondell, Equistar and LCR before the 2007 deadline, as well as higher annual operating costs at Equistar. Under the revised 80% standard, Lyondell estimates that the incremental capital expenditures would decrease to between $250 million and $300 million for Lyondell, Equistar and LCR, collectively. However, the savings from this revision could be offset by the costs of stricter proposed controls over highly reactive, volatile organic compounds, or HRVOCs. Lyondell, Equistar and LCR are still assessing the impact of the proposed HRVOC revisions and there can be no guarantee as to the ultimate cost of implementing any final plan developed to ensure ozone attainment by the 2007 deadline.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

The following table summarizes the ranges of projected capital expenditures for Lyondell and its joint ventures to comply with the 80% NOx emission reduction requirements:

Ranges of Estimates
Millions of dollars
NOx capital expenditures – 100% basis:
Lyondell	$35 - 45
Equistar	165 - 200
LCR	50 - 55

Total NOx capital expenditures	$250 - 300

NOx capital expenditures – Lyondell proportionate share:
Lyondell – 100%	$35 - 45
Equistar – 70.5%	115 - 140
LCR – 58.75%	30 - 35

Total Lyondell proportionate share of NOx capital expenditures	$180 - 220

Of these amounts, Lyondell’s proportionate share of spending through September 30, 2003 totaled $46 million. The timing and amount of future expenditures are subject to regulatory and other uncertainties, as well as obtaining the necessary permits and approvals.

The Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as methyl tertiary butyl ether (“MTBE”), in gasoline sold in areas not meeting specified air quality standards. However, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern about the use of MTBE. Certain U.S. federal and state governmental initiatives have sought either to rescind the oxygen requirement for reformulated gasoline or to restrict or ban the use of MTBE. During 2003, the U.S. House of Representatives and the U.S. Senate each passed new versions of an omnibus energy bill. The Senate version of the new energy bill would ban the use of MTBE as a fuel additive in gasoline sold in the United States and the U.S. House of Representatives version would not ban the use of MTBE. The two new energy bills are not law and are being reconciled through the conference process. At this time, the final form and timing of that reconciliation is uncertain. Lyondell’s North American MTBE sales represented approximately 26% of its total 2002 revenues and 17% of its revenues for the first nine months of 2003.

At the state level, a number of states have legislated future MTBE bans. Of these, several are mid-West states that use ethanol as the oxygenate of choice. Bans in these states should not have an impact on MTBE demand. However, Connecticut, California and New York have bans of MTBE in place effective January 1, 2004. Lyondell estimates that, in 2002, California represented 32% of the U.S. MTBE industry demand and 19% of the worldwide MTBE industry demand, while Connecticut and New York combined represented 12% of the U.S. MTBE industry demand and 7% of the worldwide MTBE industry demand.

At this time, Lyondell cannot predict the full impact that these initiatives will have on MTBE margins or volumes longer term. However, in 2003 several major oil companies have substantially reduced or discontinued the use of MTBE in gasoline produced for California markets. Lyondell estimates that the 2002 California-market MTBE volumes of these companies represented approximately 21% of U.S. MTBE industry demand and 13% of worldwide MTBE industry demand. Lyondell intends to continue marketing MTBE in the U.S. However, should it become necessary or desirable to significantly reduce MTBE production, Lyondell would need to make

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

capital expenditures to add the flexibility to produce alternative gasoline blending components, such as iso-octane, iso-octene or ethyl tertiary butyl ether (“ETBE”), at its U.S.-based MTBE plant. Under the more expensive iso-octane alternative, the current estimated costs for converting Lyondell’s U.S.-based MTBE plant to iso-octane production range from $65 million to $75 million. Alternatively, Lyondell’s U.S.-based MTBE plant could be converted to ETBE production with minimal capital expenditure. Lyondell is pursuing ETBE viability through legislative efforts. One key hurdle is equal access to the federal subsidy provided for ethanol blended into gasoline for the ethanol component of ETBE. Lyondell has not made any capital commitments regarding any of these alternatives at this time, and any ultimate decision will depend upon further regulatory and market developments. The profit contribution related to alternative gasoline blending components is likely to be lower than that historically realized on MTBE.

The Clean Air Act also specified certain emissions standards for vehicles and, in 1998, the EPA concluded that additional controls on gasoline and diesel fuel were necessary. New standards for gasoline were finalized in 1999 and will require refiners to produce a low sulfur gasoline by 2004, with final compliance by 2006. A new “on-road” diesel standard was adopted in January 2001 and will require refiners of on-road diesel fuel to produce 80% as ultra low sulfur diesel (“ULSD”) by June 2006 and 100% by the end of 2009, with less stringent standards for “off road” diesel fuel. These gasoline and diesel fuel standards will result in increased capital investment for LCR.

In the first quarter 2003, LCR developed an alternative approach to complying with the low sulfur gasoline standard that will lead to a reduction in overall estimated capital expenditures for the project. As a result, LCR recognized impairment of value of $25 million of costs incurred to date for the project. The revised estimated spending for the new gasoline standards, excluding the $25 million charge, totaled between $100 million to $180 million. Also, as a result of LCR’s ability to retrofit current production units, the original estimate of between $250 million to $300 million for the new diesel standards has been significantly reduced. The revised estimated cost for the new diesel standards is not expected to exceed $100 million, and could be significantly lower, depending on the implementation strategy for producing and marketing ULSD and “off road” diesel. LCR has spent approximately $21 million, excluding the $25 million charge, as of September 30, 2003 for both the gasoline and diesel fuel standards projects. Lyondell’s 58.75% share of these incremental capital expenditures for these projects is not expected to exceed $165 million. In addition, these standards could result in higher operating costs for LCR. Equistar’s business may also be impacted if these standards increase the cost for processing fuel components.

General—Lyondell is involved in various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings will not have a material effect on the financial position, liquidity or results of operations of Lyondell.

In the opinion of management, any liability arising from the matters discussed in this note is not expected to have a material adverse effect on the financial position or liquidity of Lyondell. However, the adverse resolution in any reporting period of one or more of these matters discussed in this note could have a material impact on Lyondell’s results of operations for that period, which may be mitigated by contribution or indemnification obligations of others, or by any insurance coverage that may be available.

10. Per Share Data

Basic loss per share for the periods presented is computed based upon the weighted average number of shares of original common stock and Series B common stock outstanding during the periods. Diluted earnings per share also include the effect of stock options issued under the 1999 Long-Term Incentive Plan and the Executive Long-Term Incentive Plan as well as outstanding warrants. These stock options and warrants were antidilutive for all periods presented.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

During 2003, Lyondell elected to pay the regular quarterly dividend of $0.225 per share on each share of outstanding Series B common stock in kind in the form of additional shares of Series B common stock, or a total of 1,742,748 shares of Series B common stock, in lieu of dividend payments in cash of $24 million.

Loss per share data and dividends declared per share of common stock were as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2003	2002	2003	2002

Basic and diluted weighted average shares, in thousands	161,574	140,258	161,009	125,212
Basic and diluted loss per share	$(0.27)	$(0.02)	$(1.40)	$(0.44)
Dividends declared per share of common stock	$0.225	$0.225	$0.675	$0.675

11. Comprehensive Income (Loss)

The components of comprehensive income (loss) were as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2003	2002	2003	2002
	Millions of dollars
Net loss	$(44)	$(2)	$(225)	$(55)

Other comprehensive income (loss):
Foreign currency translation gain (loss)	22	(5)	141	118
Net gains on derivative instruments	—	—	—	1
Minimum pension liability adjustment	—	—	—	4

Total other comprehensive income (loss)	22	(5)	141	123

Comprehensive income (loss)	$(22)	$(7)	$(84)	$68

12. Segment and Related Information

Lyondell operates in four reportable segments:

•	Intermediate chemicals and derivatives (“IC&D”), including PO, propylene glycol, propylene glycol ethers, BDO, toluene diisocyanate, styrene monomer, and tertiary butyl alcohol and its derivative, MTBE;

•	Petrochemicals, including ethylene, ethylene glycol, ethylene oxide and derivatives, propylene, butadiene and aromatics;

•	Polymers, primarily polyethylene; and

•	Refining of crude oil.

Lyondell’s entire $1.1 billion balance of goodwill is allocated to the IC&D segment.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Summarized financial information concerning reportable segments is shown in the following table:

	IC&D	Petrochemicals	Polymers	Refining	Other	Total
	Millions of dollars
For the three months ended September 30, 2003:
Sales and other operating revenues	$954	$—	$—	$—	$—	$954
Operating income	20	—	—	—	—	20
Interest expense	—	—	—	—	(107)	(107)
Interest income	—	—	—	—	1	1
Other income, net	—	—	—	—	2	2
Income (loss) from equity investments	(4)	46	(14)	43	(58)	13
Loss before income taxes						(71)

For the three months ended September 30, 2002:
Sales and other operating revenues	$855	$—	$—	$—	$—	$855
Operating income	59	—	—	—	—	59
Interest expense	—	—	—	—	(98)	(98)
Interest income	—	—	—	—	3	3
Other expense, net	—	—	—	—	(16)	(16)
Income (loss) from equity investments	1	46	5	32	(40)	44
Loss before income taxes						(8)

For the nine months ended September 30, 2003:
Sales and other operating revenues	$2,856	$—	$—	$—	$—	$2,856
Operating loss	(4)	—	—	—	—	(4)
Interest expense	—	—	—	—	(309)	(309)
Interest income	—	—	—	—	21	21
Other income, net	—	—	—	—	15	15
Income (loss) from equity investments	(10)	84	(57)	99	(185)	(69)
Loss before income taxes						(346)

For the nine months ended September 30, 2002:
Sales and other operating revenues	$2,372	$—	$—	$—	$—	$2,372
Operating income	162	—	—	—	—	162
Interest expense	—	—	—	—	(285)	(285)
Interest income	—	—	—	—	8	8
Other expense, net	—	—	—	—	(19)	(19)
Income (loss) from equity investments	1	68	(13)	98	(99)	55
Loss before income taxes						(79)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

The following table presents the details of “Income (loss) from equity investments” as presented above in the “Other” column for the periods indicated:

	For the three months ended September 30,		For the nine months ended September 30,
	2003	2002	2003	2002
	Millions of dollars
Equistar items not allocated to segments:
Principally general and administrative expenses and interest expense, net	$(58)	$(40)	$(185)	$(94)
Other	—	—	—	(5)
Total	$(58)	$(40)	$(185)	$(99)

13. Subsequent Event

In October 2003, Lyondell sold 13.8 million shares of common stock, including 2.7 million shares purchased by Occidental. The net proceeds of approximately $171 million will be used to enhance liquidity and for general corporate purposes.

14. Supplemental Guarantor Information

ARCO Chemical Technology Inc. (“ACTI”), ARCO Chemical Technology L.P. (“ACTLP”) and Lyondell Chemical Nederland, Ltd. (“LCNL”) are guarantors, jointly and severally, (collectively “Guarantors”) of the 9.625% Series A Senior Secured Notes due 2007, 9.875% Series B Senior Secured Notes due 2007, 9.5% Senior Secured Notes due 2008, 10.875% Senior Subordinated Notes due 2009, 11.125% Senior Secured Notes due 2012 and 10.5% Senior Secured Notes due 2013 (see Note 8). LCNL, a Delaware corporation, is a wholly owned subsidiary of Lyondell, which owns a Dutch subsidiary that operates chemical production facilities near Rotterdam, The Netherlands. ACTI is a Delaware corporation, which holds the investment in ACTLP. ACTLP is a Delaware limited partnership, which holds and licenses technology to other Lyondell affiliates and to third parties. Separate financial statements of the Guarantors are not considered to be material to the holders of the senior subordinated notes and senior secured notes. The following condensed consolidating financial information present supplemental information for the Guarantors as of September 30, 2003 and December 31, 2002 and for the three-month and nine-month periods ended September 30, 2003 and 2002.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)

BALANCE SHEET

As of September 30, 2003

	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
	Millions of dollars
Total current assets	$625	$197	$400	$—	$1,222
Property, plant and equipment, net	827	825	916	—	2,568
Investments and long-term receivables	6,691	592	1,904	(7,036)	2,151
Goodwill, net	733	178	226	—	1,137
Other assets	281	77	50	—	408

Total assets	$9,157	$1,869	$3,496	$(7,036)	$7,486

Current maturities of long-term debt	$—	$—	$—	$—	$—
Other current liabilities	436	105	144	—	685
Long-term debt	4,149	—	2	—	4,151
Other liabilities	611	40	44	—	695
Deferred income taxes	521	183	83	—	787
Intercompany liabilities (assets)	2,423	(558)	(1,865)	—	—
Minority interest	—	—	151	—	151
Stockholders’ equity	1,017	2,099	4,937	(7,036)	1,017

Total liabilities and stockholders’ equity	$9,157	$1,869	$3,496	$(7,036)	$7,486

BALANCE SHEET As of December 31, 2002
	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
	Millions of dollars
Total current assets	$674	$173	$324	$—	$1,171
Property, plant and equipment, net	872	581	916	—	2,369
Investments and long-term receivables	7,043	504	2,196	(7,394)	2,349
Goodwill, net	745	145	240	—	1,130
Other assets	313	83	33	—	429
Total assets	$9,647	$1,486	$3,709	$(7,394)	$7,448

Current maturities of long-term debt	$1	$—	$—	$—	$1
Other current liabilities	431	90	102	—	623
Long-term debt	3,924	—	2	—	3,926
Other liabilities	602	48	23	—	673
Deferred income taxes	637	172	72	—	881
Intercompany liabilities (assets)	2,873	(1,223)	(1,650)	—	—
Minority interest	—	—	165	—	165
Stockholders’ equity	1,179	2,399	4,995	(7,394)	1,179

Total liabilities and stockholders’ equity	$9,647	$1,486	$3,709	$(7,394)	$7,448

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF INCOME

For the Three Months Ended September 30, 2003

	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
	Millions of dollars
Sales and other operating revenues	$575	$271	$551	$(443)	$954
Cost of sales	599	255	480	(443)	891
Selling, general and administrative expenses	16	6	12	—	34
Research and development expense	9	—	—	—	9

Operating income (loss)	(49)	10	59	—	20
Interest income (expense), net	(112)	5	1	—	(106)
Other income (expense), net	(10)	3	9	—	2
Income (loss) from equity investments	76	(4)	17	(76)	13
Intercompany income (expense)	26	2	17	(45)	—
(Benefit from) provision for income taxes	(26)	6	37	(44)	(27)

Net income (loss)	$(43)	$10	$66	$(77)	$(44)

STATEMENT OF INCOME For the Three Months Ended September 30, 2002
	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
	Millions of dollars
Sales and other operating revenues	$559	$208	$510	$(422)	$855
Cost of sales	578	187	406	(422)	749
Selling, general and administrative expenses	22	5	13	—	40
Research and development expense	7	—	—	—	7

Operating income (loss)	(48)	16	91	—	59
Interest income (expense), net	(100)	4	1	—	(95)
Other income (expense), net	(24)	(1)	9	—	(16)
Income (loss) from equity investments	132	(1)	45	(132)	44
Intercompany income (expense)	(39)	13	26	—	—
(Benefit from) provision for income taxes	(28)	13	58	(49)	(6)

Net income (loss)	$(51)	$18	$114	$(83)	$(2)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF INCOME

For the Nine Months Ended September 30, 2003

	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
	Millions of dollars
Sales and other operating revenues	$1,734	$796	$1,652	$(1,326)	$2,856
Cost of sales	1,802	750	1,487	(1,326)	2,713
Selling, general and administrative expenses	63	19	39	—	121
Research and development expense	26	—	—	—	26

Operating income (loss)	(157)	27	126	—	(4)
Interest income (expense), net	(307)	15	4	—	(288)
Other income (expense), net	(42)	6	51	—	15
Income (loss) from equity investments	152	(9)	(60)	(152)	(69)
Intercompany income (expense)	28	24	50	(102)	—
(Benefit from) provision for income taxes	(114)	22	60	(89)	(121)

Net income (loss)	$(212)	$41	$111	$(165)	$(225)

STATEMENT OF INCOME For the Nine Months Ended September 30, 2002
	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
	Millions of dollars
Sales and other operating revenues	$1,612	$583	$1,323	$(1,146)	$2,372
Cost of sales	1,637	523	1,048	(1,146)	2,062
Selling, general and administrative expenses	77	13	36	—	126
Research and development expense	22	—	—	—	22

Operating income (loss)	(124)	47	239	—	162
Interest income (expense), net	(289)	8	4	—	(277)
Other income (expense), net	(52)	18	15	—	(19)
Income (loss) from equity investments	350	(1)	56	(350)	55
Intercompany income (expense)	(68)	33	75	(40)	—
(Benefit from) provision for income taxes	(54)	31	113	(114)	(24)

Net income (loss)	$(129)	$74	$276	$(276)	$(55)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF CASH FLOWS

For the Nine Months Ended September 30, 2003

	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
	Millions of dollars
Net income (loss)	$(212)	$41	$111	$(165)	$(225)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	58	39	87	—	184
Deferred income taxes	(118)	(8)	4	—	(122)
Gain on sale of equity interest	—	—	(18)	—	(18)
Net changes in working capital and other	185	301	(232)	63	317

Cash provided by (used in) operating activities	(87)	373	(48)	(102)	136

Expenditures for property, plant and equipment	(15)	(223)	(9)	—	(247)
Distributions from affiliates in excess of earnings	—	—	118	—	118
Contributions and advances to affiliates	—	(77)	(25)	—	(102)
Proceeds from sale of equity interest	—	—	28	—	28
Maturity of other short-term investments	44	—	—	—	44

Cash provided by (used in) investing activities	29	(300)	112	—	(159)

Issuance of long-term debt	318	—	—	—	318
Repayment of long-term debt	(103)	—	—	—	(103)
Dividends paid	(85)	—	(102)	102	(85)
Other	(3)	—	—	—	(3)

Cash provided by (used in) financing activities	127	—	(102)	102	127

Effect of exchange rate changes in cash	—	(79)	82	—	3

Increase (decrease) in cash and cash equivalents	$69	$(6)	$44	$—	$107

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF CASH FLOWS—(Continued)

For the Nine Months Ended September 30, 2002

	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
	Millions of dollars
Net income (loss)	$(129)	$74	$276	$(276)	$(55)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	82	30	65	—	177
Deferred income taxes	(13)	(3)	17	—	1
Net changes in working capital and other	322	(44)	(293)	236	221

Cash provided by (used in) operating activities	262	57	65	(40)	344

Expenditures for property, plant and equipment	(12)	(3)	(5)	—	(20)
Distributions from affiliates in excess of earnings	—	—	16	—	16
Contributions and advances to affiliates	—	(38)	(47)	—	(85)
Purchase of equity investment in Equistar	(440)	—	—	—	(440)
Other	(3)	—	—	—	(3)

Cash used in investing activities	(455)	(41)	(36)	—	(532)

Issuance of long-term debt	268	—	—	—	268
Repayment of long-term debt	(221)	—	—	—	(221)
Issuance of Series B common stock, warrants and right	440	—	—	—	440
Issuance of common stock	110	—	—	—	110
Dividends paid	(81)	(1)	(39)	40	(81)
Other	(13)	—	—	—	(13)

Cash provided by (used in) financing activities	503	(1)	(39)	40	503

Effect of exchange rate changes on cash	—	(6)	8	—	2

Increase (decrease) in cash and cash equivalents	$310	$9	$(2)	$—	$317

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders

of Lyondell Chemical Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Lyondell Chemical Company and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Accounting for Goodwill and Other Intangible Assets”.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”.

/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP

Houston, Texas

March 10, 2003, except for matters as discussed under the heading “Adoption of SFAS No. 145” in Note 2, as to which the date is November 13, 2003

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	For the year ended December 31,
	2002	2001	2000
	Millions of dollars, except per share data
Sales and other operating revenues	$3,262	$3,193	$4,003

Operating costs and expenses:
Cost of sales	2,898	2,862	3,403
Selling, general and administrative expenses	160	157	194
Research and development expense	30	32	35
Amortization of goodwill	—	30	32

	3,088	3,081	3,664

Gain on sale of assets	—	—	(590)

Operating income	174	112	929

Interest expense	(384)	(386)	(514)
Interest income	11	17	52
Other income (expense), net	(29)	(11)	(23)

Income (loss) before equity investments, and income taxes	(228)	(268)	444

Income (loss) from equity investments:
Equistar Chemicals, LP	(117)	(77)	101
LYONDELL-CITGO Refining LP	135	129	86
Other	(4)	(12)	12

	14	40	199

Income (loss) before income taxes	(214)	(228)	643

Provision for (benefit from) income taxes	(66)	(78)	206

Net income (loss)	$(148)	$(150)	$437

Basic earnings per share	$(1.10)	$(1.28)	$3.72

Diluted earnings per share	$(1.10)	$(1.28)	$3.71

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED BALANCE SHEETS

	December 31,
	2002	2001
	Millions, except shares and par value data
ASSETS
Current assets:
Cash and cash equivalents	$286	$146
Other short-term investments	44	—
Accounts receivable:
Trade, net	340	317
Related parties	56	35
Inventories	344	316
Prepaid expenses and other current assets	66	116
Deferred tax assets	35	277

Total current assets	1,171	1,207
Property, plant and equipment, net	2,369	2,293
Investments and long-term receivables:
Investment in Equistar Chemicals, LP	1,184	522
Investment in PO joint ventures	770	717
Receivable from LYONDELL-CITGO Refining LP	229	229
Investment in LYONDELL-CITGO Refining LP	68	29
Other investments and long-term receivables	98	122
Goodwill, net	1,130	1,102
Other assets, net	429	482

Total assets	$7,448	$6,703

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable:
Trade	$260	$261
Related parties	84	58
Current maturities of long-term debt	1	7
Accrued liabilities	279	233

Total current liabilities	624	559
Long-term debt	3,926	3,846
Other liabilities	673	583
Deferred income taxes	881	790
Commitments and contingencies
Minority interest	165	176
Stockholders’ equity:
Common stock, $1.00 par value, 340,000,000 shares authorized, 128,530,000 and 120,250,000 shares issued, respectively	128	120
Series B common stock, $1.00 par value, 80,000,000 shares authorized, 34,568,224 shares issued	35	-—
Additional paid-in capital	1,380	854
Retained earnings (deficit)	(18)	247
Accumulated other comprehensive loss	(271)	(397)
Treasury stock, at cost, 2,685,080 and 2,687,080 shares, respectively	(75)	(75)

Total stockholders’ equity	1,179	749

Total liabilities and stockholders’ equity	$7,448	$6,703

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2002	2001	2000
	Millions of dollars
Cash flows from operating activities:
Net income (loss)	$(148)	$(150)	$437
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	244	254	261
Gain on sale of assets	—	—	(590)
Losses from equity investments	121	89	—
Restructuring charges	—	63	—
Deferred income taxes	(24)	3	55
Debt prepayment charges and premiums	22	7	50
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	(7)	154	(160)
Inventories	(14)	48	3
Accounts payable	13	(74)	67
Prepaid expenses and other current assets	62	(85)	85
Other assets and liabilities, net	20	(110)	(147)

Net cash provided by operating activities	289	199	61

Cash flows from investing activities:
Purchase of equity investment in Equistar	(440)	—	—
Contributions and advances to affiliates	(114)	(173)	(40)
Purchase of other short-term investments	(44)	—	—
Expenditures for property, plant and equipment	(22)	(68)	(104)
Proceeds from sales of assets, net of cash sold	—	—	2,497
Distributions from affiliates in excess of earnings	—	50	85
Other	(3)	—	—

Net cash provided by (used) in investing activities	(623)	(191)	2,438

Cash flows from financing activities:
Issuance of Series B common stock, warrants and right	440	—	—
Issuance of long-term debt	591	385	—
Repayment of long-term debt	(543)	(394)	(2,427)
Issuance of common stock	110	—	—
Dividends paid	(109)	(106)	(106)
Other	(18)	(7)	(10)
Net cash provided by (used in) financing activities	471	(122)	(2,543)

Effect of exchange rate changes on cash	3	—	(3)

Increase (decrease) in cash and cash equivalents	140	(114)	(47)
Cash and cash equivalents at beginning of period	146	260	307

Cash and cash equivalents at end of period	$286	$146	$260

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Series B Common Stock	Additional Earnings Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
	Issued	Treasury
	Millions, except shares and per share data
Balance, January 1, 2000	$120	$(75)	—	$854	$172	$(64)
Net income	—	—	—	—	437	—	$437
Cash dividends ($.90 per share)	—	—	—	—	(106)	—
Reissuance of 60,436 treasury shares under restricted stock plan	—	2	—	—	—	—
Forfeiture of 71,127 shares under restricted stock plan	—	(2)	—	—	1	—
Foreign currency translation	—	—	—	—	—	(183)	(183)
Minimum pension liability, net of tax of $5	—	—	—	—	—	(11)	(11)

Comprehensive income							$243

Balance, December 31, 2000	$120	$(75)	—	$854	$504	$(258)
Net loss	—	—	—	—	(150)	—	$(150)
Cash dividends ($.90 per share)	—	—	—	—	(106)	—
Reissuance of 2,587 treasury shares under restricted stock plan	—	—	—	—	(1)	—
Foreign currency translation	—	—	—	—	—	(53)	(53)
Minimum pension liability, net of tax of $46	—	—	—	—	—	(84)	(84)
Other	—	—	—	—	—	(2)	(2)

Comprehensive loss							$(289)

Balance, December 31, 2001	$120	$(75)	$—	$854	$247	$(397)
Net loss	—	—		—	(148)	—	$(148)
Issuance of 34,000,000 shares Series B common stock		—	34	405	—	—
Issuance of 8,280,000 shares of common stock	8	—	—	102	—	—
Issuance of warrants and right	—	—	—	11	—	—
Cash dividends ($.90 per share)	—	—	—	—	(109)	—
Series B stock dividends, 568,224 shares	—	—	1	7	(8)
Reissuance of 2,000 treasury shares	—	—	—	—	—	—
under restricted stock plan	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	189	189
Minimum pension liability, net of tax of $34	—	—	—	—	—	(65)	(65)
Other	—	—	—	1	—	2	2

Comprehensive loss							$(22)

Balance, December 31, 2002	$128	$(75)	$35	$1,380	$(18)	$(271)

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of the Company and Operations

Lyondell Chemical Company (“Lyondell”) is a leading worldwide producer and marketer of propylene oxide (“PO”), propylene glycol, propylene glycol ethers, butanediol (“BDO”) toluene diisocyanate (“TDI”), styrene monomer (“SM”) and methyl tertiary butyl ether (“MTBE”), the principal derivative of tertiary butyl alcohol (“TBA”). These operations are consolidated and reported as the intermediate chemicals and derivatives (“IC&D”) segment.

Lyondell’s operations in the petrochemicals and polymers segments are conducted through its joint venture ownership interest in Equistar Chemicals, LP (“Equistar”) (see Note 6). Lyondell accounts for its investment in Equistar using the equity method of accounting. Equistar’s petrochemicals segment produces olefins, including ethylene, propylene and butadiene; aromatics, including benzene and toluene; oxygenated products, including ethylene oxide and derivatives, ethylene glycol, ethanol and MTBE. Equistar’s polymers segment produces polyolefins, including high density polyethylene (“HDPE”), low density polyethylene (“LDPE”), linear-low density polyethylene (“LLDPE”) and polypropylene; and performance polymers products, including wire and cable insulating resins, and polymeric powders.

Lyondell’s refining segment operations are conducted through its joint venture ownership interest in LYONDELL-CITGO Refining LP (“LCR”) (see Note 7). Lyondell accounts for its investment in LCR using the equity method of accounting. LCR produces refined petroleum products, including gasoline, low sulfur diesel, jet fuel, aromatics and lubricants.

Through April 30, 2002, Lyondell’s methanol operations were conducted through its joint venture ownership interest in Lyondell Methanol Company, L.P. (“LMC”). Effective May 1, 2002, LMC was wholly owned by Lyondell and the methanol results were included in the intermediate chemicals and derivatives segment from that date. The effects of consolidating the LMC operations, which previously had been accounted for using the equity method, were not material.

2.	Summary of Significant Accounting Policies

Basis of Presentation—The consolidated financial statements include the accounts of Lyondell and its subsidiaries. Investments in joint ventures where Lyondell exerts a certain level of management control, but lacks full decision making ability over all major issues, are accounted for using the equity method of accounting. Under those circumstances, the equity method is used even though Lyondell’s ownership percentage may exceed 50%.

Revenue Recognition—Revenue from product sales is recognized as risk and title to the product transfer to the customer, which usually occurs when shipment is made.

Cash, Cash Equivalents and Other Short-Term Investments—Cash equivalents and other short-term investments consist of highly liquid debt instruments such as certificates of deposit, commercial paper and money market accounts. Cash equivalents include instruments with an original maturity date of three months or less. Other short-term investments have original maturity dates in excess of three months but no more than twelve months and are held to maturity. Cash equivalents and other short-term investments are stated at cost, which approximates fair value. Lyondell’s policy is to invest cash in conservative, highly rated instruments and limit the amount of credit exposure to any one institution.

Lyondell has no requirements for compensating balances in a specific amount at a specific point in time. Lyondell does maintain compensating balances for some of its banking services and products. Such balances are

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

maintained on an average basis and are solely at Lyondell’s discretion. As a result, none of Lyondell’s cash is restricted.

Inventories—Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (“LIFO”) basis for substantially all inventories, except for materials and supplies, which are valued using the average cost method.

Inventory exchange transactions, which involve fungible commodities and do not involve the payment or receipt of cash, are not accounted for as purchases and sales. Any resulting volumetric exchange balances are accounted for as inventory in accordance with the normal LIFO valuation policy.

Property, Plant and Equipment—Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful asset lives, generally 25 years for major manufacturing equipment, 30 years for buildings, 10 to 15 years for light equipment and instrumentation, 15 years for office furniture and 3 to 5 years for information system equipment. Upon retirement or sale, Lyondell removes the cost of the asset and the related accumulated depreciation from the accounts and reflects any resulting gain or loss in the Consolidated Statement of Income. Lyondell’s policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding one year.

Long-Lived Asset Impairment—Lyondell evaluates long-lived assets, including identifiable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When it is probable that undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount, the asset is written down to its estimated fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or estimated fair value less costs to sell the assets.

Goodwill—Goodwill represents the excess of purchase price paid over the fair value assigned to the net tangible and identifiable intangible assets of an acquired business. In 2000 and 2001, goodwill was amortized using the straight-line method over 40 years, the estimated useful life. Amortization of goodwill ceased effective January 1, 2002 as described below under Accounting Changes Adopted in 2002. Beginning in 2002, goodwill is reviewed for impairment annually.

Turnaround Maintenance and Repair Costs—Costs of maintenance and repairs exceeding $5 million incurred in connection with turnarounds of major units at Lyondell’s manufacturing facilities are deferred and amortized using the straight-line method over the period until the next planned turnaround, generally four to six years. These costs are maintenance, repair and replacement costs that are necessary to maintain, extend and improve the operating capacity and efficiency rates of the production units.

Deferred Software Costs—Costs to purchase and to develop software for internal use are deferred and amortized on a straight-line basis over periods of 3 to 7 years.

Other Deferred Charges—Other deferred charges are carried at amortized cost and primarily consist of deferred debt issuance costs, patents and licensed technology, capacity reservation fees and other long-term processing rights and costs. These assets are amortized using the straight-line method over their estimated useful lives or the term of the related agreement, if shorter.

Environmental Remediation Costs—Anticipated expenditures related to investigation and remediation of contaminated sites, which include operating facilities and waste disposal sites, are accrued when it is probable a liability has been incurred and the amount of the liability can reasonably be estimated. Estimated expenditures have not been discounted to present value.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minority Interest—Minority interest primarily represents the interest of unaffiliated investors in a partnership that owns Lyondell’s PO/SM II plant at the Channelview, Texas complex. The minority interest share of the partnership’s income or loss is reported in “Other income (expense), net” in the Consolidated Statement of Income.

Income Taxes—Deferred income taxes result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Foreign Currency Translation—The functional currency of Lyondell’s principal non-U.S. operations is the local currency, except the Brazilian operation for which it is the U.S. dollar.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Adoption of SFAS No. 145—In April 2002, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The primary impact of the statement on Lyondell is the classification of gains or losses that result from the early extinguishment of debt in other income (expense), net as an element of income before extraordinary items. Previously, such gains and losses were classified as extraordinary items. The Consolidated Statements of Income reflect these changes for all periods presented. Lyondell incurred a pretax loss on early extinguishment of debt of $22 million, $7 million and $50 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Other Accounting Changes—Effective January 1, 2002, Lyondell implemented SFAS No. 141, Business Combinations, SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Implementation of SFAS No. 141 and SFAS No. 144 did not have a material effect on the consolidated financial statements of Lyondell.

Upon implementation of SFAS No. 142, Lyondell reviewed its goodwill for impairment and concluded that goodwill was not impaired. However, Equistar reviewed its goodwill for impairment and concluded that the entire balance was impaired, resulting in a $1.1 billion charge to Equistar’s earnings as of January 1, 2002 (see Note 7). The conclusion was based on a comparison to Equistar’s indicated fair value, using multiples of EBITDA (earnings before interest, taxes, depreciation and amortization) for comparable companies as an indicator of fair value. Lyondell’s 41% share of the Equistar charge was offset by a corresponding reduction in the excess of Lyondell’s 41% share of Equistar’s partners’ capital over the carrying value of Lyondell’s investment in Equistar. Consequently, there was no net effect of the impairment on Lyondell’s earnings or investment in Equistar.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a result of implementing SFAS No. 142, Lyondell’s pretax income in 2002 and subsequent years is favorably affected by $30 million annually because of the elimination of Lyondell’s goodwill amortization. The following table presents Lyondell’s results of operations for all periods presented as adjusted to eliminate goodwill amortization.

	For the year ended December 31,
	2002	2001	2000
	Millions of dollars, except per share data
Reported net income (loss)	$(148)	$(150)	$437
Add back: goodwill amortization, net of tax	—	22	23

Adjusted net income (loss)	$(148)	$(128)	$460

Diluted earnings per share: (a)
Reported net income (loss)	$(1.10)	$(1.28)	$3.71
Add back: goodwill amortization, net of tax	—	.19	.20

Adjusted net income (loss)	$(1.10)	$(1.09)	$3.91

(a)	Basic and diluted earnings (loss) per share are the same in all years except that basic earnings per share in 2000 are higher by $0.01.

Anticipated Accounting Changes—Lyondell expects to implement three significant accounting changes in 2003, as discussed below.

To better reflect the full cost of employee compensation, Lyondell has elected to adopt the “fair value” method of accounting for employee stock options, the preferred method as defined by SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, issued by the FASB in December 2002, provides three alternative methods of transition for a voluntary change to the fair value method, as well as requiring certain disclosures about the method employed and its effect on reported results. Lyondell will implement SFAS No. 148 in 2003, using the prospective method. Under this method, an estimate of the fair value of any options granted to employees during 2003 or thereafter will be charged to earnings over the related vesting period. This change is expected to reduce 2003 earnings by $0.01 to $0.02 per share.

Lyondell currently accounts for employee stock options under the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost has been recognized in connection with stock option grants under the plans. The pro forma effect on net income and earnings per share from calculating compensation expense in the manner described in SFAS No. 123, Accounting for Stock-Based Compensation, in 2002, 2001 and 2000 and the assumptions used to estimate the fair value per share of options granted as of the date of grant using the Black-Scholes option-pricing model are summarized in the table below.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the year ended December 31,
	2002	2001	2000
	Millions of dollars, except per share data
Reported net income (loss)	$(148)	$(150)	$437
Deduct pro forma effect of stock-based compensation using fair value based method, net of tax	(8)	(7)	(4)

Pro forma net income (loss)	$(156)	$(157)	$433

Diluted earnings per share: (a)
Reported	$(1.10)	$(1.28)	$3.71
Pro forma	$(1.16)	$(1.34)	$3.68
Assumptions:
Fair value per share of options granted	$4.21	$4.08	$4.04
Fair value assumptions:
Dividend yield	6.06%	5.88%	5%
Expected volatility	47%	42%	46%
Risk-free interest rate	5.54%	5.28%	6.5%
Maturity, in years	10	10	10

(a)	Basic and diluted earnings (loss) per share are the same in all years except that basic earnings per share in 2000 are higher by $0.01.

The pro forma effect on earnings and earnings per share in 2000 is lower due to the effect of a three-year vesting period for stock options and the initiation of annual stock option awards beginning in 1999.

In January 2003, the FASB issued Interpretation No. 46 (“FIN No. 46”), Consolidation of Variable Interest Entities. FIN No. 46 addresses situations in which a company should include in its financial statements the assets, liabilities and activities of another entity. FIN No. 46 applies immediately to entities created after January 31, 2003 and, for Lyondell and Equistar, will apply to older entities beginning in the third quarter 2003. Lyondell expects the application of FIN 46 to result in the consolidation of the entity from which it leases BDO-2. See Note 14.

The consolidation of this entity as of December 31, 2002, using exchange rates as of that date, would result in a net increase in property, plant and equipment of approximately $181 million, a decrease in other liabilities of $12 million, a $197 million increase in debt and a $3 million after-tax charge, which will be reported as the cumulative effect of an accounting change. Equistar expects the application of FIN 46 to result in the consolidation of an entity from which it leases certain railcars. Consolidation of this entity as of December 31, 2002 would result in a net increase in property, plant and equipment of approximately $116 million, a decrease in prepaid expense of $13 million, a $103 million increase in debt and an immaterial charge to be reported as the cumulative effect of an accounting change.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Recent Accounting Pronouncements— In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses obligations associated with the retirement of tangible long-lived assets. In July 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities and facility closings. SFAS No. 146 will be effective for activities initiated after December 31, 2002. Lyondell does not expect adoption of SFAS No. 143 or SFAS No. 146 to have a material impact on its consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45 (FIN No. “45”), Guarantor’s Accounting and Disclosure Requirements. FIN No. 45 expands required disclosures for certain types of guarantees for the period ended December 31, 2002 and requires recognition of a liability at fair value for guarantees granted after December 31, 2002. Lyondell has provided required disclosures with respect to guarantees in Notes 12, 13 and 23.

Reclassifications—Certain previously reported amounts have been reclassified to conform to classifications adopted in 2002.

3.    Restructuring Charges

During 2001, Lyondell recorded a pretax charge of $63 million, which is included in cost of sales in the Consolidated Statements of Income, associated with its decision to exit the aliphatic diisocyanates (“ADI”) business. The decision reflected the limited ongoing strategic value to Lyondell of the ADI business and Lyondell’s poor competitive position in the ADI business. The decision involved the shutdown of the ADI manufacturing unit at the Lake Charles, Louisiana facility. The action included a 20% reduction of the Lake Charles workforce, as well as ADI-related research and sales positions at other locations. The $63 million charge included $45 million to adjust the carrying values of the ADI assets to their estimated net realizable value, $15 million of accrued liabilities for exit costs and $3 million for severance and other employee-related costs for nearly 100 employee positions that were eliminated. Payments of $9 million for exit costs and $3 million for severance and other employee-related costs were made through December 31, 2002. In addition, cash proceeds from asset sales exceeded asset carrying values by $2 million in 2002 and were credited to the accrual, resulting in a remaining accrued liability of $8 million at December 31, 2002, which will be paid out in 2003.

4.    Gain on Sale of Assets

Substantially all of Lyondell’s consolidated operations were acquired with the July 28, 1998 acquisition of ARCO Chemical Company. On March 31, 2000, Lyondell completed the sale of the polyols business and ownership interests in its U.S. PO manufacturing operations to Bayer AG and Bayer Corporation (collectively “Bayer”) for approximately $2.45 billion. Lyondell recorded a pretax gain on the sale of $590 million. Lyondell used net proceeds of the asset sale to retire a significant portion of its outstanding debt (see Note 12). The polyols business had sales of approximately $220 million for the three months ended March 31, 2000. The accompanying Consolidated Statements of Income included the operating results of the polyols business through March 31, 2000.

As part of the asset sale, Lyondell accrued liabilities of $53 million for employee severance and other employee benefits, covering approximately 850 employees. The affected employees were generally terminated on or about April 1, 2000, with a limited number providing transition services through mid-2001. During the third quarter 2000, Lyondell reduced the accrued liability by $25 million due to a reduction in the number of affected employees and significantly lower than expected payments of severance and other benefits. Payments of

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$28 million for severance, relocation and other employee benefits were made through December 31, 2002, satisfying the remainder of the liability.

5.    Investment in PO Joint Ventures

As part of the sale of the polyols business and ownership interests in its U.S. PO manufacturing operations to Bayer (see Note 4), Lyondell entered into a U.S. PO manufacturing joint venture with Bayer (the “PO Joint Venture”) and a separate joint venture with Bayer for certain related PO technology (the “PO Technology Joint Venture”). Lyondell contributed approximately $1.2 billion of assets at historical book value to the joint ventures, and allocated $522 million of that book value to the partnership interest sold to Bayer. Lyondell’s continuing interest is reported as “Investment in PO joint ventures” in the accompanying Consolidated Balance Sheets.

Bayer’s ownership interest represents ownership of an in-kind portion of the PO production of the PO Joint Venture. Bayer’s share of PO production is approximately 1.5 billion pounds annually. Lyondell takes in kind the remaining PO production and all co-product (SM and TBA) production from the PO Joint Venture.

Lyondell operates the PO Joint Venture plants and arranges and coordinates the logistics of PO delivery. The partners share in the cost of production and logistics based on their product offtake. Lyondell reports the cost of its product offtake as inventory and cost of sales in its Consolidated Financial Statements. Related cash flows are reported in the operating cash flow section of the Consolidated Statement of Cash Flows. Lyondell’s investment in the PO Joint Venture and the PO Technology Joint Venture is reduced through recognition of its share of the depreciation and amortization of the assets of the joint ventures, which is included in cost of sales. Other changes in the investment balance are principally due to additional capital investments by Lyondell in the PO joint ventures.

In December 2000, Lyondell and Bayer formed a separate joint venture (“PO-11 Joint Venture”) for the construction of a world-scale PO/SM plant, known as PO-11, located in The Netherlands. At that time, Lyondell sold a 50% interest in the construction project to Bayer for approximately $52 million, based on project expenditures to date. Lyondell and Bayer each contributed their 50% interest in PO-11 into the PO-11 Joint Venture and, thereafter, each bears 50% of the continuing costs to complete the project. The plant is expected to begin operations in the second half of 2003. Lyondell and Bayer do not share marketing or product sales under either the PO Joint Venture or PO-11 Joint Venture. Lyondell’s contributions to the PO-11 Joint Venture are reported as “Investment in PO joint ventures” in the accompanying Consolidated Balance Sheets and as “Contributions and advances to affiliates” in the Consolidated Statements of Cash Flows. Total assets of the PO joint ventures, primarily property, plant and equipment, were $1,576 million and $1,458 at December 31, 2002 and 2001, respectively. During 2002 and 2001, Lyondell capitalized $10 million and $3 million, respectively, of interest related to the PO-11 construction project and included the capitalized amounts in its investment in the PO-11 Joint Venture.

6.    Investment in Equistar Chemicals, LP

Equistar was formed on December 1, 1997 as a joint venture between Lyondell and Millennium Chemicals Inc. (“Millennium”), to own and operate the businesses contributed by the partners. Lyondell contributed substantially all of the assets comprising its petrochemicals and polymers business segments, while Millennium contributed substantially all of the assets comprising its polyethylene and related products, performance polymers and ethanol businesses. On May 15, 1998, the ethylene, propylene and ethylene oxide and derivatives businesses of Occidental Petroleum Corporation (“Occidental”) were contributed to Equistar (“Occidental Contributed Business”).

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Prior to August 22, 2002, Lyondell had a 41% interest in Equistar, while Millennium and Occidental each had a 29.5% interest. On August 22, 2002, Lyondell acquired Occidental’s 29.5% interest in Equistar. See also Note 18. Following the acquisition, Lyondell has a 70.5% interest in Equistar. Because the partners jointly control certain key management decisions, including approval of the strategic plan, capital expenditures and annual budget, issuance of additional debt and the appointment of executive management of the partnership, Lyondell accounts for its investment in Equistar using the equity method of accounting. As a partnership, Equistar is not subject to federal income taxes.

Summarized financial information for Equistar follows:

	December 31,
	2002	2001
	Millions of dollars
BALANCE SHEETS
Total current assets	$1,126	$1,256
Property, plant and equipment, net	3,565	3,705
Goodwill, net	—	1,053
Other assets	361	324

Total assets	$5,052	$6,338

Current maturities of long-term debt	$32	$104
Other current liabilities	682	587
Long-term debt	2,196	2,233
Other liabilities	221	177
Partners’ capital	1,921	3,237

Total liabilities and partners’ capital	$5,052	$6,338

	For the year ended December 31,
	2002	2001	2000
STATEMENTS OF INCOME
Sales and other operating revenues	$5,537	$5,909	$7,495
Cost of sales	5,388	5,755	6,908
Selling, general and administrative expenses	155	181	182
Research and development expense	38	39	38
Amortization of goodwill	—	33	33

Operating income (loss)	(44)	(99)	334
Interest expense, net	204	189	181
Other income, net	2	5	-—

Income (loss) before cumulative effect of accounting change	(246)	(283)	153
Cumulative effect of accounting change	(1,053)	—	—

Net income (loss)	$(1,299)	$(283)	$153

OTHER INFORMATION
Depreciation and amortization	$298	$319	$308
Expenditures for property, plant and equipment	118	110	131

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As discussed in Note 2, as part of the implementation of SFAS No. 142 as of January 1, 2002, the entire unamortized balance of Equistar’s goodwill was determined to be impaired. Accordingly, Equistar’s earnings in 2002 were reduced by $1.1 billion. Lyondell’s 41% share of charge for impairment of Equistar’s goodwill was offset by a corresponding reduction in the difference between Lyondell’s investment in Equistar and its underlying equity in Equistar’s net assets.

Lyondell’s income (loss) from its investment in Equistar consists of Lyondell’s share of Equistar’s income (loss) before the cumulative effect of the accounting change and the accretion of the difference between Lyondell’s investment and its underlying equity in Equistar’s net assets. At December 31, 2002, Lyondell’s underlying equity in Equistar’s net assets exceeded its investment in Equistar by approximately $170 million. This difference is being accreted over 15 years.

Lyondell purchases ethylene, propylene and benzene at market-related prices from Equistar under various agreements expiring in 2013 and 2014. With the exception of one pre-existing third-party supply agreement for a product, expiring in 2015, Lyondell is required to purchase 100% of its ethylene, propylene and benzene requirements for its Channelview and Bayport, Texas facilities from Equistar. In addition, a wholly owned subsidiary of Lyondell licenses MTBE technology to Equistar. Lyondell also purchases a significant portion of the MTBE produced by Equistar at one of its two Channelview units at market-related prices. Equistar’s sales to Lyondell were $459 million, $405 million and $572 million for the years ended December 31, 2002, 2001 and 2000, respectively. In addition, Equistar purchased $1 million, $4 million and $2 million of products from Lyondell for the years ended December 31, 2002, 2001 and 2000, respectively.

Equistar acts as sales agent for the methanol products of Lyondell Methanol Company, L.P. (“LMC”), which was wholly owned by Lyondell effective May 1, 2002. Equistar also provides operating and other services for LMC under the terms of existing agreements that were assumed by Equistar from Lyondell, including the lease to LMC by Equistar of the real property on which LMC’s methanol plant is located. Pursuant to the terms of those agreements, LMC pays Equistar a management fee. Equistar billed LMC $6 million annually in 2002, 2001 and 2000 for the aforementioned services and lease. The natural gas for LMC’s plant is purchased by Equistar as agent for LMC under Equistar master agreements with various third party suppliers. Equistar billed LMC $76 million, $86 million and $85 million in 2002, 2001 and 2000, respectively, for such natural gas purchases.

Sales by Equistar to LCR, primarily of certain olefins by-products and processing services, were $344 million, $380 million and $440 million for the years ended December 31, 2002, 2001 and 2000, respectively. Purchases by Equistar from LCR, primarily of refinery products, during the years ended December 31, 2002, 2001 and 2000 totaled $219 million, $205 million and $264 million, respectively.

Under a shared service agreement, Lyondell provides office space and various services to Equistar, including information technology, human resources, sales and marketing, raw material supply, supply chain, health, safety and environmental, engineering, research and development, facility services, legal, accounting, treasury, internal audit and tax. Lyondell charges Equistar for its share of the cost of such services. Direct costs, incurred exclusively for Equistar, are also charged to Equistar. Billings by Lyondell to Equistar were approximately $134 million, $135 million and $111 million for the years ended December 31, 2002, 2001 and 2000, respectively. Costs related to a limited number of shared services, primarily engineering, continue to be incurred by Equistar. In such cases, Equistar charges Lyondell for its share of such costs. Billings by Equistar to Lyondell were approximately $7 million, $9 million and $17 million for the years ended December 31, 2002, 2001 and 2000, respectively.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    Investment in LYONDELL-CITGO Refining LP

In July 1993, LCR was formed to own and operate Lyondell’s refining business. LCR is owned by subsidiaries of Lyondell and CITGO. Lyondell owns 58.75% of the partnership. Lyondell’s income from its investment in LCR presented in the Consolidated Statements of Income consists of Lyondell’s share of LCR’s net income and the accretion of the difference between Lyondell’s investment and its underlying equity in LCR’s net assets. The difference between Lyondell’s investment in LCR and its underlying equity in LCR’s net assets was approximately $275 million at December 31, 2002. This difference is being accreted over 25 years.

Summarized financial information for LCR is as follows:

	December 31,
	2002	2001
	Millions of dollars
BALANCE SHEETS
Total current assets	$357	$230
Property, plant and equipment, net	1,312	1,343
Other assets	88	97

Total assets	$1,757	$1,670

Notes payable	$—	$50
Other current liabilities	514	335
Long-term debt	450	450
Loans payable to partners	264	264
Other liabilities	126	79
Partners’ capital	403	492

Total liabilities and partners’ capital	$1,757	$1,670

	For the year ended December 31,
	2002	2001	2000
STATEMENTS OF INCOME
Sales and other operating revenues	$3,392	$3,284	$4,075
Cost of sales	3,093	2,967	3,826
Selling, general and administrative expenses	53	61	60

Operating income	246	256	189
Interest expense, net	32	51	61
Other expense	(1)	(2)	—

Net income	$213	$203	$128

OTHER INFORMATION
Depreciation and amortization	$116	$108	$112
Expenditures for property, plant and equipment	65	109	60

In December 2002, LCR completed the refinancing of its credit facilities, with a new $450 million term bank loan facility and a $70 million working capital revolving credit facility with 18-month terms. The facilities, secured by substantially all of the assets of LCR, will mature in June 2004. They replace LCR’s $450 million term loan and $70 million revolving credit facility, which were scheduled to mature in January 2003. Loans payable to partners include $229 million payable to Lyondell and $35 million payable to CITGO. These loans have been extended and will mature in December 2004.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sales from LCR to Equistar, primarily of refinery products, were $219 million, $205 million and $264 million for the years ended December 31, 2002, 2001 and 2000, respectively. Purchases by LCR from Equistar, primarily of certain olefins by-products and processing services, during the years ended December 31, 2002, 2001 and 2000 totaled $344 million, $380 million and $440 million, respectively.

Lyondell has various service and cost sharing arrangements with LCR. Billings by Lyondell to LCR were approximately $3 million, $3 million and $4 million per year for the years ended December 31, 2002, 2001 and 2000, respectively. Billings from LCR to Lyondell were approximately $2 million, $3 million and $2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

LCR has a long-term crude supply agreement (“Crude Supply Agreement” or “CSA”) with Lagoven, S.A., now known as PDVSA Petróleo, S.A. (“PDVSA Oil”), an affiliate of CITGO (see “Crude Supply Agreement” section of Note 17). The Crude Supply Agreement, which expires on December 31, 2017, incorporates formula prices to be paid by LCR for the crude oil supplied based on the market value of a slate of refined products deemed to be produced from each particular crude oil or feedstock, less: (1) certain deemed refining costs, adjustable for inflation and energy costs; (2) certain actual costs; and (3) a deemed margin, which varies according to the grade of crude oil or other feedstock delivered. The actual refining margin earned by LCR may vary from the formula amount depending on, among other things, timing differences in incorporating changes in refined product market values and energy costs into the Crude Supply Agreement’s deemed margin calculations and the efficiency with which LCR conducts its operations from time to time. Although LCR believes that the Crude Supply Agreement reduces the volatility of LCR’s earnings and cash flows over the long-term, the Crude Supply Agreement also limits LCR’s ability to enjoy higher margins during periods when the market price of crude oil is low relative to then-current market prices for refined products. In addition, if the actual yields, costs or volumes of the LCR refinery differ substantially from those contemplated by the Crude Supply Agreement, the benefits of this agreement to LCR could be substantially diminished, and could result in lower earnings and cash flow for LCR. Furthermore, there may be periods during which LCR’s costs for crude oil under the Crude Supply Agreement may be higher than might otherwise be available to LCR from other sources. A disparate increase in the price of heavy crude oil relative to the prices for its products has the tendency to make continued performance of its obligations under the Crude Supply Agreement less attractive to PDVSA Oil.

In addition, under the terms of a long-term product sales agreement (“Products Agreement”), CITGO purchases substantially all of the refined products produced by LCR. Both PDVSA Oil and CITGO are direct or indirect, wholly owned subsidiaries of Petróleos de Venezuela, S.A., the national oil company of the Republic of Venezuela.

8.    Accounts Receivable

Lyondell sells its products primarily to other industrial concerns in the petrochemicals and refining industries. Lyondell performs ongoing credit evaluations of its customers’ financial condition, and, in certain circumstances, requires letters of credit from them. Lyondell’s allowance for doubtful accounts receivable, which is reflected in the Consolidated Balance Sheets as a reduction of accounts receivable, totaled $6 million and $12 million at December 31, 2002 and 2001, respectively.

In December 2001, Lyondell amended its existing receivables purchase agreement with an independent issuer of receivables-backed commercial paper, extending the term until December 2004. Under the terms of the agreement, Lyondell agreed to sell, on an ongoing basis and without recourse, designated accounts receivable. Lyondell is obligated to sell new receivables as existing receivables are collected. The agreement currently permits the sale of up to $85 million of domestic accounts receivable. The amount of receivables permitted to be

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

sold is determined by a formula. As of December 31, 2002 and 2001, the balance of Lyondell’s accounts receivable sold under this arrangement was $65 million. Increases and decreases in the amount sold are reflected in operating cash flows in the Consolidated Statements of Cash Flows. Fees related to the sales are included in “Other income (expense), net” in the Consolidated Statements of Income.

9.    Inventories

Inventories consisted of the following components at December 31:

	2002	2001
	Millions of dollars
Finished goods	$271	$262
Work-in-process	7	5
Raw materials	29	19
Materials and supplies	37	30

Total inventories	$344	$316

The current cost of inventories approximated the book value for inventories carried under the LIFO method of inventory accounting.

10.    Property, Plant and Equipment, Goodwill and Other Assets

The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows at December 31:

	2002	2001
	Millions of dollars
Land	$11	$10
Manufacturing facilities and equipment	2,959	2,529
Construction in progress	30	113

Total property, plant and equipment	3,000	2,652
Less accumulated depreciation	(631)	(359)

Property, plant and equipment, net	$2,369	$2,293

No interest was capitalized to property, plant and equipment during 2002, 2001 and 2000. See Note 5 for other interest capitalized.

Goodwill, at cost, and the related accumulated amortization were as follows at December 31:

	2002	2001
	Millions of dollars
Goodwill	$1,240	$1,212
Less accumulated amortization	(110)	(110)
Goodwill, net	$1,130	$1,102

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of other assets at cost, and the related accumulated amortization were as follows at December 31:

	2002			2001
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
	Millions of dollars
Intangible assets:
MTBE contract	$—	$—	$—	$150	$(114)	$36
Debt issuance costs	135	(59)	76	114	(42)	72
Technology costs	132	(63)	69	132	(51)	81
Software costs	62	(19)	43	57	(9)	48
Turnaround costs	60	(26)	34	46	(12)	34
Other	87	(62)	25	91	(53)	38

Total intangible assets	$476	$(229)	247	$590	$(281)	309

Company-owned life insurance			147			147
Other			35			26

Total other assets			$429			$482

Scheduled amortization of these intangible assets for the next five years is estimated at $38 million in 2003, $37 million in 2004, $37 million in 2005, $37 million in 2006 and $37 million in 2007.

Depreciation and amortization expense is summarized as follows:

	2002	2001	2000
	Millions of dollars
Property, plant and equipment	$137	$124	$136
MTBE contract	36	33	33
Investment in PO Joint Venture	32	31	24
Goodwill	—	30	32
Turnaround costs	14	16	10
Software costs	10	6	3
Other	15	14	23

Total depreciation and amortization	$244	$254	$261

In addition, amortization of debt issuance costs of $16 million, $15 million and $18 million in 2002, 2001, and 2000, respectively, is included in interest expense in the Consolidated Statements of Income.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    Accrued Liabilities

Accrued liabilities consisted of the following components at December 31:

	2002	2001
	Millions of dollars
Interest	$70	$58
Payroll and benefits	63	46
Contractual obligations	55	52
Taxes other than income	51	46
Income taxes	25	21
Other	15	10

Total accrued liabilities	$279	$233

12.    Long-Term Debt

In December 2002, Lyondell issued $337 million principal amount of 9.5% senior secured notes due 2008, using net proceeds, after discount and fees, of $321 million to prepay $315 million of the principal amount outstanding under Term Loan E of the credit facility and to pay a $6 million prepayment premium.

In July 2002, Lyondell completed debt and equity offerings, as well as amendments to its credit facility, to the transaction documents related to the BDO-2 facility (see Note 13) and to the indentures related to its senior notes. Lyondell issued $278 million principal amount of 11.125% senior secured notes due 2012, using proceeds of $204 million to prepay $200 million of the principal amount outstanding under Term Loan E of the credit facility and to pay a $4 million prepayment premium. The remaining net proceeds, after discount and fees, of approximately $65 million were used for working capital and general corporate purposes. As discussed in Note 18, Lyondell also issued equity securities for net proceeds of $110 million that also were used for working capital and general corporate purposes.

The amended credit facility extended the maturity of the revolving credit facility from July 2003 to June 2005, reduced the size of the revolving credit facility from $500 million to $350 million, made certain financial ratio requirements less restrictive, made the covenant limiting acquisitions more restrictive and added a covenant limiting certain non-regulatory capital expenditures. The BDO-2 transaction documents were also amended to incorporate the revised covenants from the credit facility. Also, after receiving consents from the holders of the senior secured and senior subordinated notes, Lyondell amended the indentures related to those notes. The principal indenture amendment revised a limitation that had restricted payment of Lyondell’s current $0.90 per share annual cash dividend to a specified number of shares. As a result of the amendment, the number of shares with respect to which an annual cash dividend of up to $0.90 per share may be paid is no longer restricted by the covenants. Lyondell paid fees totaling $17 million related to the amendments. Lyondell had previously obtained amendments to the credit facility and the financial ratio requirements in September 2001 and March 2001.

The $350 million revolving credit facility, which matures in June 2005, was undrawn at December 31, 2002. Amounts available under the credit facility are reduced to the extent of certain outstanding letters of credit. Lyondell had outstanding letters of credit totaling $57 million at December 31, 2002, of which $49 million reduced the available credit facility.

In December 2001, Lyondell issued $393 million of 9.5% senior secured notes due December 15, 2008. The proceeds were used to prepay $384 million of variable-rate debt outstanding under Lyondell’s credit facility.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Lyondell used the net proceeds of the March 31, 2000 asset sale (see Note 4) to reduce its variable-rate debt by $2.06 billion during 2000. During the fourth quarter 2000, Lyondell also repaid $200 million of debentures, which matured in November 2000 and reduced variable rate debt by an additional $150 million.

Long-term debt consisted of the following at December 31:

	2002	2001
	Millions of dollars
Bank credit facility
Revolving credit facility	$—	$—
Term Loan E due 2006, LIBOR plus 4.375%	103	634
Other debt obligations:
Senior Secured Notes, Series A due 2007, 9.625%	900	900
Senior Secured Notes, Series B due 2007, 9.875%	1,000	1,000
Senior Secured Notes due 2008, 9.5%	393	393
Senior Secured Notes due 2008, 9.5%	330	—
Senior Secured Notes due 2012, 11.125%	276	—
Senior Subordinated Notes due 2009, 10.875%	500	500
Debentures due 2005, 9.375%	100	100
Debentures due 2010, 10.25%	100	100
Debentures due 2020, 9.8%	224	224
Other	1	2

Total long-term debt	3,927	3,853
Less current maturities	1	7

Long-term debt, net	$3,926	$3,846

Borrowing under Term Loan E had a weighted average interest rate of 6.25% and 8.54% during 2002 and 2001, respectively. The 9.5% Senior Secured Notes due 2008 have a face amount of $337 million and are shown net of unamortized discount of $7 million.

The amended credit facility and the amended indentures pertaining to Lyondell’s senior secured notes and senior subordinated notes contain covenants that, subject to exceptions, restrict sale and leaseback transactions, lien incurrence, debt incurrence, dividends, investments, non-regulatory capital expenditures, certain payments, sales of assets and mergers. In addition, the credit facility requires Lyondell to maintain specified financial ratios and consolidated net worth, as defined in the credit facility. The breach of these covenants could permit the lenders to declare the loans immediately payable and could permit the lenders under Lyondell’s credit facility to terminate future lending commitments. Furthermore, a default under Equistar’s debt instruments which results in, or permits, the acceleration of more than $50 million of indebtedness would constitute a cross-default under Lyondell’s credit facility.

As a result of continuing adverse conditions in the industry, in March 2003, Lyondell obtained amendments to its credit facility to provide additional financial flexibility by easing certain financial ratio requirements. The BDO-2 transaction documents were also amended to incorporate the revised covenants from the credit facility.

Following amendments to the indentures for certain Equistar debt in November 2000, Lyondell is guarantor of $300 million of the Equistar debt and a co-obligor with Equistar for $30 million. Under certain limited circumstances the debt holders of the $30 million on which Lyondell is a co-obligor have the right to require repurchase of the debt by Lyondell.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Aggregate maturities of all long-term debt during the next five years are $1 million in 2003, $1 million in 2004, $151 million in 2005, $50 million in 2006, $1.9 billion in 2007 and $1.8 billion thereafter.

13.    Lease Commitments

Lyondell leases various facilities and equipment under noncancelable lease arrangements for varying periods. As of December 31, 2002, future minimum lease payments for the next five years and thereafter, relating to all noncancelable operating leases with terms in excess of one year were as follows:

Millions of dollars
2003	$69
2004	67
2005	62
2006	54
2007	39
Thereafter	79

Total minimum lease payments	$370

Operating lease net rental expenses for 2002, 2001 and 2000 were $71 million, $70 million and $74 million, respectively.

In July 2002, Lyondell began leasing a new butanediol (“BDO”) production facility in The Netherlands, known as BDO-2, under an operating lease with an initial term of 5 years. Construction of the facility, completed in June 2002, was financed by an unaffiliated entity that had been established for the purpose of serving as lessor with respect to this facility. Future minimum annual lease payments under the operating lease, amounting to $13 million per year using December 31, 2002 exchange and interest rates, are equivalent to interest on the lessor’s cost of construction, and are included for 5 years in the table above. The interest rate specified in the lease is based on EURIBOR plus 3.75%.

Lyondell may, at its option, renew the lease for four additional five-year terms or may purchase the facility at any time during the lease terms at the lessor’s cost of construction. If Lyondell does not exercise the purchase option before the end of the last renewal period, the facility will be sold. In the event the sales proceeds are less than the lessor’s cost of construction, Lyondell will pay the difference to the lessor, but not more than the guaranteed residual value. The guaranteed residual value, which is not included in future minimum lease payments above, is 155 million euros, or $162 million, using December 31, 2002 exchange rates. Under the transaction documents related to BDO-2, Lyondell is subject to certain financial and other covenants that are substantially the same as those contained in Lyondell’s credit facility. See Note 12.

14.    Financial Instruments and Derivatives

The effects of foreign currency derivative instruments were not significant during 2002, 2001 and 2000. Foreign exchange transactions were insignificant in 2002 and 2001, and a net gain of $13 million in 2000.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The carrying value and the estimated fair value of Lyondell’s non-current, non-derivative financial instruments as of December 31, 2002 and 2001 are shown in the table below:

	2002		2001
	Carrying Value	Fair Value	Carrying Value	Fair Value
	Millions of dollars
Investments and long-term receivables	$2,349	$2,630	$1,619	$1,949
Long-term debt, including current maturities	3,927	3,367	3,853	3,816

The fair value of all nonderivative financial instruments included in current assets and current liabilities, including cash and cash equivalents, other short-term investments, accounts receivable, accounts payable and notes payable, approximated their carrying value due to their short maturity. Investments and long-term receivables, which consist primarily of equity investments in affiliated companies, were valued using current financial and other available information. Long-term debt, including amounts due within one year, was valued based upon the borrowing rates currently available to Lyondell for debt with terms and average maturities similar to Lyondell’s debt portfolio. Lyondell estimates the fair value of its residual value guarantee under an operating lease (see Note 13) and the fair value of its guarantee of certain Equistar debt (see Note 12) are not significant due to the low probability of future payments under the guarantee provisions.

Lyondell is exposed to credit risk related to its financial instruments in the event of nonperformance by the counterparties. Lyondell does not generally require collateral or other security to support these financial instruments. The counterparties to these transactions are major institutions deemed creditworthy by Lyondell. Lyondell does not anticipate nonperformance by the counterparties.

15.    Pension and Other Postretirement Benefits

Lyondell has defined benefit pension plans which cover employees in the United States and a number of other countries. Retirement benefits are based on years of service and the employee’s highest three consecutive years of compensation during the last ten years of service. Lyondell accrues pension costs based upon an actuarial valuation and funds the plans through periodic contributions to pension trust funds as required by applicable law. Lyondell also has unfunded supplemental nonqualified retirement plans, which provide pension benefits for certain employees in excess of the tax-qualified plans’ limits. In addition, Lyondell sponsors unfunded postretirement benefit plans other than pensions for U.S. employees, which provide medical and life insurance benefits. The postretirement medical plans are contributory, while the life insurance plans are, generally, noncontributory. The life insurance benefits will no longer be provided to employees retiring after July 1, 2002.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides a reconciliation of benefit obligations, plan assets and the funded status of the plans:

	Pension Benefits		Other Postretirement Benefits
	2002	2001	2002	2001
	Millions of dollars
Change in benefit obligation:
Benefit obligation, January 1	$554	$431	$91	$69
Service cost	17	15	2	2
Interest cost	35	36	5	5
Plan amendments	(19)	—	(9)	19
Actuarial loss	35	108	4	—
Benefits paid	(33)	(34)	(5)	(4)
Other	1	1	—	—
Foreign exchange effects	19	(3)	—	—

Benefit obligation, December 31	609	554	88	91

Change in plan assets:
Fair value of plan assets, January 1	364	412	—	—
Actual return on plan assets	(45)	(26)	—	—
Company contributions	4	17	5	4
Benefits paid	(33)	(34)	(5)	(4)
Foreign exchange effects	17	(5)	—	—

Fair value of plan assets, December 31	307	364	—	—

Funded status	(302)	(190)	(88)	(91)
Contributions	2	—	—	—
Unrecognized actuarial and investment loss	326	224	11	7
Unrecognized prior service cost (benefit)	(12)	5	(12)	(4)
Unrecognized transition obligation	3	3	—	—

Net amount recognized	$17	$42	$(89)	$(88)

Amounts recognized in the Consolidated Balance Sheet consist of:
Prepaid benefit cost	$21	$17	$—	$—
Accrued benefit liability	(213)	(124)	(89)	(88)
Intangible asset	3	3	—	—
Accumulated other comprehensive income – pretax	206	146	—	—

Net amount recognized	$17	$42	$(89)	$(88)

The above table for pension benefits includes non-U.S. pension plans of Lyondell. These plans constituted approximately 22% of the benefit obligation and 32% of the plan assets at December 31, 2002 and 18% of the benefit obligation and 26% of the plan assets at December 31, 2001.

The decrease in pension benefit obligations due to plan amendments in 2002 primarily resulted from changes limiting lump sum payouts of pension benefits in certain circumstances. The decrease in other postretirement benefit obligations due to plan amendments in 2002 primarily resulted from a change discontinuing life insurance benefits for employees retiring after July 1, 2002. The increase in other

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

postretirement benefit obligations due to plan amendments in 2001 resulted from a change in the medical plan that increased Lyondell’s minimum contribution level per employee.

Pension plans with projected benefit obligations in excess of the fair value of assets are summarized as follows at December 31:

	2002	2001
	Millions of dollars
Projected benefit obligations	$609	$475
Fair value of assets	307	285

Pension plans with accumulated benefit obligations in excess of the fair value of assets are summarized as follows at December 31:

	2002	2001
	Millions of dollars
Accumulated benefit obligations	$430	$399
Fair value of assets	221	285

Net periodic pension and other postretirement benefit costs included the following components:

	Pension Benefits			Other Postretirement Benefits
	2002	2001	2000	2002	2001	2000
	Millions of dollars
Components of net periodic benefit cost:
Service cost	$17	$15	$14	$2	$2	$2
Interest cost	35	36	31	5	5	5
Actual loss (gain) on plan assets	45	26	(5)	—	—	—
Less-unrecognized loss	(77)	(62)	(45)	—	—	—

Recognized gain on plan assets	(32)	(36)	(40)	—	—	—
Prior service cost amortization	(2)	—	1	(1)	(2)	(3)
Actuarial and investment loss amortization	15	9	2	—	—	—
Net effect of curtailments, settlements and special termination benefits	—	9	(13)	—	1	(4)

Net periodic benefit cost	$33	$33	$(5)	$6	$6	$—

The 2001 net effect of curtailments, settlements and special termination benefits was primarily due to lump-sum settlements taken by retiring employees, which resulted in a net charge, while the 2000 net effect primarily related to employees terminated as part of the asset sale to Bayer, which resulted in a net credit. Non-U.S. pension plans comprised $5 million, $1 million and $2 million of net periodic pension cost for 2002, 2001 and 2000, respectively.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumptions used in determining the domestic net pension cost and net pension liability were as follows at December 31:

	Pension Benefits			Other Postretirement Benefits
	2002	2001	2000	2002	2001	2000
Weighted-average assumptions as of December 31:
Discount rate	6.50%	7.00%	7.50%	6.50%	7.00%	7.50%
Expected return on plan assets	9.50%	9.50%	9.50%	—	—	—
Rate of compensation increase	4.50%	4.50%	4.50%	—	4.50%	4.50%

The assupmptions used in determining the net periodic pension cost and pension obligation for non-U.S. pension plans were based on the economic environment of each applicable country.

The assumed annual rate of increase in the per capita cost of covered health care benefits as of December 31, 2002 was 10% for 2003 through 2004, 7% for 2005 through 2007, and 5% thereafter. The health care cost trend rate assumption does not have a significant effect on the amounts reported due to limits on Lyondell’s maximum contribution level to the medical plan. To illustrate, increasing or decreasing the assumed health care cost trend rates by one percentage point in each year would change the accumulated postretirement benefit liability as of December 31, 2002 by $1 million and would not have a material effect on the aggregate service and interest cost components of the net periodic postretirement benefit cost for the year then ended.

Lyondell also maintains voluntary defined contribution savings plans for eligible employees. Contributions to the plans by Lyondell were $10 million, $12 million and $11 million for the years ended December 31, 2002, 2001 and 2000, respectively.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.    Income Taxes

The significant components of the provision for (benefit from) income taxes were as follows for the years ended December 31:

	2002	2001	2000
	Millions of dollars
Current:
Federal	$(42)	$(94)	$137
Foreign	(3)	15	8
State	3	(2)	6

Total current	(42)	(81)	151

Deferred:
Federal	(52)	(35)	71
Foreign	26	52	(31)
State	2	(14)	15

Total deferred	(24)	3	55

Income tax (benefit) provision before tax effects of other comprehensive income	$(66)	$(78)	$206

Tax effects of elements of other comprehensive income:
Minimum pension liability	(34)	(46)	(5)
Net unrealized losses on derivative instruments	—	(1)	—

Total income tax (benefit) provision on comprehensive income	$(100)	$(125)	$201

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Significant components of Lyondell’s deferred tax liabilities and assets were as follows as of December 31:

	2002	2001
	Millions of dollars
Deferred tax liabilities:
Accelerated tax depreciation	$687	$587
Investments in joint venture partnerships	846	505
Goodwill	61	53
Other	29	20

Total deferred tax liabilities	1,623	1,165

Deferred tax assets:
Net operating loss carryforwards	443	318
Employee benefit plans	187	145
Deferred charges and revenues	63	70
Federal benefit attributable to deferred foreign taxes	43	25
Alternative minimum tax credit carryforwards	—	42
Other	70	68

Total deferred tax assets	806	668
Deferred tax asset valuation allowance	(29)	(16)

Net deferred tax assets	777	652

Net deferred tax liabilities	846	513
Add current portion of deferred tax assets	35	277

Long-term deferred income taxes	$881	$790

Lyondell has federal, state and foreign tax loss carryforwards, the tax benefit of which would be $443 million at the current statutory rate. The federal loss carryforward benefits of $366 million would begin expiring in 2014 and the foreign tax loss carryforward benefits in excess of the valuation reserve have no expiration date. The state tax loss carryforward benefits are $2 million.

During 2002, Lyondell converted certain intercompany debt of a French partnership into equity, thereby creating French taxable income that absorbed approximately 41 million euros, or $42 million, of French five-year loss carryforwards. The new equity can be reconverted into debt over the next 10 years, assuming business results improve. Such reconversion will give rise to French tax losses equal to any equity reconverted to debt. Lyondell has recognized a deferred tax asset and a related valuation reserve of $15 million at December 31, 2002 in connection with this transaction.

Management believes that it is more likely than not that the $777 million of deferred tax assets in excess of the valuation reserve of $29 million at December 31, 2002 will be realized. This conclusion is supported by the significant excess of total deferred tax liabilities over net deferred tax assets. These deferred tax liabilities, primarily related to depreciation, will reverse over the next 15 to 20 years. In addition, as discussed above, certain carryforwards either have no expiration dates or have long carryforward periods prior to their expiration.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The domestic and non-U.S. components of income (loss) before income taxes and a reconciliation of the income tax provision to theoretical income tax computed by applying the U.S. federal statutory tax rate are as follows:

	2002	2001	2000
	Millions of dollars
Income (loss) before income taxes:
Domestic	$(277)	$(287)	$709
Non-U.S.	63	59	(66)

Total	$(214)	$(228)	$643

Theoretical income tax at U.S. statutory rate	$(75)	$(79)	$226
Increase (reduction) resulting from:
Reorganization of non-U.S. operations	—	—	(37)
Other effects of non-U.S. operations	11	17	(18)
Changes in estimates for prior year items	(2)	(23)	—
Goodwill and other permanent differences	(3)	3	11
State income taxes, net of federal	3	1	14
Other, net	—	3	10

Income tax (benefit) provision	$(66)	$(78)	$206

Effective income tax rate	(31.0)%	(34.0)%	32.2%

The change in estimate for prior year items in 2001 primarily represents certain tax effects related to the sale of assets to Bayer.

17.    Commitments and Contingencies

Commitments—Lyondell has various purchase commitments for materials, supplies and services incident to the ordinary conduct of business, generally for quantities required for Lyondell’s businesses and at prevailing market prices. Lyondell is party to various unconditional purchase obligation contracts as a purchaser for products and services, principally utilities and industrial gases. At December 31, 2002, future minimum payments under these contracts with noncancelable contract terms in excess of one year and fixed minimum payments were as follows:

Millions of dollars
2003	$155
2004	149
2005	120
2006	121
2007	121
Thereafter through 2018	674

Total minimum contract payments	$1,340

Lyondell’s total purchases under these agreements were $200 million for the year ended December 31, 2002.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

TDI Agreements—Under an agreement effective January 1, 2002, Lyondell is committed to purchase minimum annual quantities of TDI at plant cost from Rhodia through 2016. Such annual commitments, which are not included in the table above, are currently estimated at approximately 200 million pounds of TDI per year. Under the new agreement and a predecessor tolling agreement and resale agreement, both entered into in 1995, Lyondell’s purchases, including amounts in excess of its previous minimum of 212 million pounds of TDI per year, were $90 million, $120 million and $159 million in 2002, 2001 and 2000, respectively. The resale agreement expired December 31, 2001. The 2002 agreement superseded the 1995 tolling agreement. The decrease in 2002 purchases was due to maintenance activity at the Rhodia plant as well as the expiration of the resale agreement.

Capital Commitments—Lyondell has various commitments related to capital expenditures, all made in the normal course of business. At December 31, 2002, major capital commitments primarily consisted of Lyondell’s 50% share of those related to the construction of a world-scale PO/SM facility, known as PO-11, in The Netherlands. Lyondell’s share of the outstanding commitments, which are funded through contributions and advances to affiliates, totaled $76 million as of December 31, 2002.

Construction Lease—In June 2002, construction was completed on the BDO-2 production facility, and Lyondell leased the facility under an operating lease beginning in July 2002. See Note 13.

Bayer Claim—On April 30, 2002, Lyondell and Bayer settled the claims of Bayer in relation to its March 2000 purchase of Lyondell’s polyols business. The settlement included new or amended commercial agreements between the parties, generally relating to the existing propylene oxide (“PO”) partnership between Bayer and Lyondell. As a whole, the new or amended agreements provide new business opportunities and value for both parties over the next five to ten years. Concurrent with the settlement, Lyondell made a $5 million indemnification payment to Bayer. The settlement, including the indemnification payment, had no net effect on Lyondell’s financial position or results of operations.

Crude Supply Agreement—Under the Crude Supply Agreement, PDVSA Oil is required to sell, and LCR is required to purchase, 230,000 barrels per day of extra heavy crude oil, which constitutes approximately 86% of the Refinery’s refining capacity of 268,000 barrels per day of crude oil. Since April 1998, PDVSA Oil has, from time to time, declared itself in a force majeure situation and subsequently reduced deliveries of crude oil. Such reductions in deliveries were purportedly based on announced OPEC production cuts. PDVSA Oil informed LCR that the Venezuelan government, through the Ministry of Energy and Mines, had instructed that production of certain grades of crude oil be reduced. In certain circumstances, PDVSA Oil made payments under a different provision of the Crude Supply Agreement in partial compensation for such reductions.

In January 2002, PDVSA Oil again declared itself in a force majeure situation and stated that crude oil deliveries could be reduced by up to 20.3% beginning March 1, 2002. Beginning in March 2002, deliveries of crude oil to LCR were reduced to approximately 198,000 barrels per day, reaching a level of 190,000 barrels per day during the second quarter 2002. Crude oil deliveries to LCR under the Crude Supply Agreement increased to the contract level of 230,000 barrels per day during the third quarter 2002, averaging 212,000 barrels per day for the third quarter. Although deliveries increased to contract levels during the third quarter 2002, PDVSA Oil did not revoke its January 2002 force majeure declaration during 2002. A national strike in Venezuela began in early December 2002 and disrupted deliveries of crude oil to LCR under the Crude Supply Agreement, causing LCR to temporarily reduce operating rates. PDVSA Oil again declared a force majeure and reduced deliveries of crude oil to LCR. Recent media reports indicate that the force majeure has been lifted.

LCR has consistently contested the validity of PDVSA Oil’s and PDVSA’s reductions in deliveries under the Crude Supply Agreement. The parties have different interpretations of the provisions of the contracts

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

concerning the delivery of crude oil. The contracts do not contain dispute resolution procedures, and the parties have been unable to resolve their commercial dispute. As a result, on February 1, 2002, LCR filed a lawsuit against PDVSA and PDVSA Oil in connection with the force majeure declarations.

From time to time, Lyondell and PDVSA have had discussions covering both a restructuring of the Crude Supply Agreement and a broader restructuring of the LCR partnership. Lyondell is unable to predict whether changes in either arrangement will occur.

Subject to the consent of the other partner and rights of first offer and first refusal, the partners each have a right to transfer their interests in LCR to unaffiliated third parties in certain circumstances. In the event that CITGO were to transfer its interest in LCR to an unaffiliated third party, PDVSA Oil would have an option to terminate the Crude Supply Agreement.

Depending on then-current market conditions, any breach or termination of the Crude Supply Agreement, or reduction in supply thereunder, would require LCR to purchase all or a portion of its crude oil in the merchant market, could subject LCR to significant volatility and price fluctuations and could adversely affect LCR and, therefore, Lyondell. There can be no assurance that alternative crude oil supplies with similar margins would be available for purchase by LCR.

Indemnification Arrangements Relating to Equistar—Lyondell, Millennium Petrochemicals and Occidental and certain of its subsidiaries have each agreed to provide certain indemnifications to Equistar with respect to the petrochemicals and polymers businesses they each contributed. In addition, Equistar agreed to assume third party claims that are related to certain contingent liabilities arising prior to the contribution transactions that are asserted prior to December 1, 2004 as to Lyondell and Millennium Petrochemicals, and May 15, 2005 as to Occidental, to the extent the aggregate thereof does not exceed $7 million for each entity, subject to certain terms of the respective asset contribution agreements. As of December 31, 2002, Equistar had incurred approximately $7 million with respect to the indemnification basket for the business contributed by Lyondell. Lyondell, Millennium and Occidental each remain liable under these indemnification arrangements to the same extent following Lyondell’s acquisition of Occidental’s interest in Equistar as they were before. See Note 6.

Environmental Remediation—As of December 31, 2002, Lyondell’s environmental liability for future remediation costs at its plant sites and a limited number of Superfund sites totaled $19 million. The liabilities per site range from less than $1 million to $4 million per site and are expected to be incurred over the next two to seven years. In the opinion of management, there is currently no material estimable range of loss in excess of the amount recorded for these sites. However, it is possible that new information about the sites for which the accrual has been established, new technology or future developments such as involvement in investigations by regulatory agencies, could require Lyondell to reassess its potential exposure related to environmental matters.

Clean Air Act—The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the U.S. Environmental Protection Agency (“EPA”). Emission reduction controls for nitrogen oxides (“NOx”) must be installed at LCR’s refinery and each of Lyondell’s two facilities and Equistar’s six facilities in the Houston/Galveston region during the next several years. Recently adopted revisions by the regulatory agencies changed the required NOx reduction levels from 90% to 80%. Under the previous 90% reduction standard, Lyondell estimated that aggregate related capital expenditures could total between $400 million and $500 million for Lyondell, Equistar and LCR before the 2007 deadline. Under the revised 80% standard, Lyondell estimates that capital expenditures would decrease to between $250 million and $300 million for Lyondell, Equistar and LCR.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the range of projected capital expenditures for Lyondell and its joint ventures to comply with the 80% NOx emission reduction requirements:

	From	To
	Millions of dollars
NOx capital expenditures – 100% basis:
Lyondell	$35	$45
Equistar	165	200
LCR	50	55

Total NOx capital expenditures	$250	$300

NOx capital expenditures – Lyondell share:
Lyondell	$35	$45
Equistar	115	140
LCR	30	35

Total Lyondell share NOx capital expenditures	$180	$220

However, the savings from this revision could be offset by the costs of stricter proposed controls over highly reactive, volatile organic compounds, or HRVOCs. Lyondell, Equistar and LCR are still assessing the impact of the proposed HRVOC revisions and there can be no guarantee as to the ultimate capital cost of implementing any final plan developed to ensure ozone attainment by the 2007 deadline. The timing and amount of these expenditures are also subject to regulatory and other uncertainties, as well as obtaining the necessary permits and approvals.

In the United States, the Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as MTBE, in gasoline sold in areas not meeting specified air quality standards. However, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern about the use of MTBE. Certain federal and state governmental initiatives in the U.S. have sought either to rescind the oxygen requirement for reformulated gasoline or to restrict or ban the use of MTBE. Lyondell’s North American MTBE sales represented approximately 26% of its total 2002 revenues. The U.S. House of Representatives and the U.S. Senate each passed versions of an omnibus energy bill during 2001 and 2002, respectively. The Senate version of the energy bill would have resulted in a ban on the use of MTBE. The two energy bills were not reconciled during the conference process and an omnibus energy bill was not passed during 2002.

Both the U.S. House of Representatives and the U.S. Senate are expected to pursue an energy bill during the 2003/2004 legislative cycle. If this happens, it is likely that fuel content, including MTBE use, will be a subject of legislative debate. Factors which could be considered in this debate include the impact on gasoline price and supply and the potential for degradation of air quality.

At the state level, a number of states have legislated future MTBE bans. Of these, a number are mid-West states that use ethanol as the oxygenate of choice. Bans in these states should not have an impact on MTBE demand. However, Connecticut, California and New York have bans of MTBE in place effective October 1, 2003, January 1, 2004, and January 1, 2004, respectively. Lyondell estimates that California represents 34% of the U.S. MTBE industry demand and 20% of the worldwide MTBE industry demand, while Connecticut and New York combined represent 12% of the U.S. MTBE industry demand and 7% of the worldwide MTBE industry demand.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At this time, Lyondell cannot predict the impact that these initiatives will have on MTBE margins or volumes during 2003. However, several major oil companies have announced plans, beginning in 2003, to discontinue the use of MTBE in gasoline produced for California markets. Lyondell estimates that the California-market MTBE volumes of these companies account for an estimated 18% of U.S. MTBE industry demand and 10% of worldwide MTBE industry demand. Lyondell intends to continue marketing MTBE in the U.S. However, should it become necessary or desirable to significantly reduce MTBE production, Lyondell would need to make capital expenditures to add the flexibility to produce alternative gasoline blending components, such as iso-octane or ethyl tertiary butyl ether (“ETBE”), at its U.S.-based MTBE plants. The current cost estimates for converting Lyondell’s U.S.-based MTBE plant to iso-octane production range from $65 million to $75 million. The profit contribution for isooctane is likely to be lower than that historically realized on MTBE. Alternatively, Lyondell is pursuing ETBE viability through legislative efforts. One key hurdle is equal access to the federal subsidy provided for ethanol blended into gasoline for the ethanol component of ETBE. Lyondell’s U.S.-based MTBE plant is capable of ETBE production with minimal capital requirements.

The Clean Air Act also specified certain emissions standards for vehicles, and in 1998, the EPA concluded that additional controls on gasoline and diesel fuel were necessary. New standards for gasoline were finalized in 1999 and will require refiners to produce a low sulfur gasoline by 2004, with final compliance by 2006. A new “on-road” diesel standard was adopted in January 2001 and will require refiners to produce ultra low sulfur diesel by June 2006, with some allowance for a conditional phase-in period that could extend final compliance until 2009. Lyondell estimates that these standards will result in increased capital investment for LCR, totaling between $175 million to $225 million for the new gasoline standards and between $250 million to $300 million for the new diesel standard, between now and the implementation dates. Lyondell’s 58.75% share of LCR’s capital expenditures would be between $250 million and $300 million. In addition, these standards could result in higher operating costs for LCR. Equistar’s business may also be impacted if these standards increase the cost for processing fuel components.

General—Lyondell is involved in various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings will not have a material adverse effect on the financial position, liquidity or results of operations of Lyondell.

In the opinion of management, any liability arising from the matters discussed in this note is not expected to have a material adverse effect on the financial position or liquidity of Lyondell. However, the adverse resolution in any reporting period of one or more of these matters discussed in this note could have a material impact on Lyondell’s results of operations for that period without giving effect to contribution or indemnification obligations of co-defendants or others, or to the effect of any insurance coverage that may be available to offset the effects of any such award.

18.    Stockholders’ Equity

Preferred Stock—Lyondell has authorized 80 million shares of $.01 par value preferred stock. As of December 31, 2002, none was outstanding.

Common Stock—In July 2002, Lyondell issued 8.28 million shares of common stock at $14 per share. The net proceeds of $110 million were credited to “Common stock” and “Additional paid in capital” in the Consolidated Balance Sheet. As a result of debt amendments (see Note 12), certain covenants restricting dividends were revised to allow an annual cash dividend of up to $0.90 per share on all common shares outstanding and any additional common shares that may be issued from time to time in the future.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Series B Common Stock, Warrants and Right—On August 22, 2002, Lyondell completed certain transactions with Occidental. As a result of these transactions, Occidental received an equity interest in Lyondell, including:

•	34 million shares of newly issued Lyondell Series B common stock. These shares have the same rights as Lyondell’s original common stock with the exception of the dividend. The Series B common stock pays a dividend at the same rate as the original common stock but, at Lyondell’s option, the dividend may be paid in additional shares of Series B common stock or in cash. These new Series B shares also include provisions for conversion to original common stock three years after issuance or earlier in certain circumstances;

•	five-year warrants to acquire five million shares of Lyondell original common stock at $25 per share; and

•	a right to receive contingent payments equivalent in value to 7.38% of Equistar’s cash distributions related to 2002 and 2003, up to a total of $35 million, payable in cash, Series B common stock or original common stock, as determined by Lyondell.

The $439 million recognized fair value of the 34.0 million shares of Series B common stock issued was determined based on an average of the high and low per-share stock prices for original common stock for 10 consecutive business days, beginning 4 business days prior to and ending 5 business days after August 8, 2002, the first date that the number of shares of Series B common stock to be issued became fixed without subsequent revision. The warrants were valued at $1.60 per share, based upon a value estimated using the Black-Sholes option pricing model. The right to receive contingent payments was valued at $3 million, based on the estimated amount and likelihood of payment in light of Lyondell’s expectations for Equistar’s business results for 2002 and 2003. The total value of the Series B common stock, the warrants and the right as well as $2 million of transaction expenses was $452 million.

Lyondell elected to pay the dividend payable to Occidental on December 31, 2002 in additional shares of Series B common stock. As a result of these transactions, Occidental has an approximate 22% equity interest in Lyondell.

Accumulated Other Comprehensive Loss—The components of accumulated other comprehensive loss were as follows at December 31:

	2002	2001
	Millions of dollars
Foreign currency translation	$(111)	$(300)
Minimum pension liability	(160)	(95)
Unrealized loss on derivative instruments	—	(2)

Total accumulated other comprehensive loss	$(271)	$(397)

Treasury Stock—From time to time Lyondell purchases its shares in the open market to issue under its employee compensation and benefits plans, including stock option and restricted stock plans.

Rights to Purchase Common Stock—On December 8, 1995, the Board of Directors of Lyondell declared a dividend of one right (“Right”) for each outstanding share Lyondell’s common stock to stockholders of record on December 20, 1995. The Rights become exercisable upon the earlier of: (i) ten days following a public announcement by another entity that it has acquired beneficial ownership of 15% or more of the outstanding

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

shares of common stock; or (ii) ten business days following the commencement of a tender offer or exchange offer to acquire beneficial ownership of 15% or more of the outstanding shares of common stock, except under certain circumstances. The Rights expire at the close of business on December 8, 2005 unless earlier redeemed at a price of $.0005 per Right or exchanged by Lyondell as described in the Rights Agreement dated as of December 8, 1995.

In connection with the sale of securities to Occidental described above under “Series B Common Stock, Warrants and Right” Lyondell’s Board of Director’s adopted resolutions exempting Occidental and its affiliates from certain definitions used in the agreement pertaining to these Rights. These resolutions authorize Occidental and its affiliates to acquire, without triggering the exercisability of the Rights, beneficial ownership of any securities contemplated by the transaction documents relating to the sale of securities described above under “Series B Common Stock, Warrants and Right” as long as their aggregate direct and indirect beneficial ownership does not exceed 40% of Lyondell’s issued and outstanding common stock.

1999 Incentive Plan—The 1999 Long-Term Incentive Plan (“1999 LTIP”) provides for the grant of awards to employees of Lyondell and its subsidiaries. Awards to employees may be in the form of (i) stock options, (ii) stock appreciation rights, payable in cash or common stock, (iii) restricted grants of common stock or units denominated in common stock, (iv) performance grants denominated in common stock or units denominated in common stock that are subject to the attainment of one or more goals, (v) grants of rights to receive the value of a specified number of shares of common stock (phantom stock), and (vi) a cash payment. Awards under the 1999 LTIP are generally limited to the lesser of 14 million shares or 12% of the number of shares of common stock outstanding at the time of granting of the award. During 2002, 2001 and 2000, Lyondell awarded stock option grants for 3,232,636 shares, 3,143,231 shares and 2,228,241 shares, respectively, under this plan.

Restricted Stock Plan—Under the 1995 Restricted Stock Plan, one million shares of common stock are authorized for grants and awards to officers and other key management employees. Lyondell grants fixed awards of common stock that are forfeitable and subject to restrictions on transfer. Vesting is contingent on the participant’s continuing employment with Lyondell for a period specified in the award. During 2002, 2001 and 2000 Lyondell granted and issued restricted stock of 2000 shares, 2,587 shares and 60,436 shares, respectively, to officers and employees, using treasury stock for this purpose. The shares vest on various dates through January 2004, depending upon the terms of the individual grants. Recipients are entitled to receive dividends on the restricted shares.

Stock Options—The following table summarizes activity, in thousands of shares and the weighted average exercise price per share, relating to stock options under the 1999 LTIP. As of December 31, 2002, options covering 9,624,097 shares were outstanding at prices ranging from $11.25 to $19.69 per share.

	2002		2001		2000
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	6,636	$15.59	3,666	$14.98	1,624	$17.79
Granted	3,233	13.91	3,143	16.25	2,228	13.07
Exercised	(102)	13.18	(50)	12.91	—	—
Cancelled	(143)	16.42	(123)	15.06	(186)	16.64

Outstanding at end of year	9,624	15.04	6,636	15.59	3,666	14.98

Exercisable at end of year	6,667	15.53	1,905	15.74	520	17.78

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes share data in thousands of shares and the weighted average exercise prices for options outstanding and options exercisable at December 31, 2002, and the weighted average remaining life of options outstanding:

	Options Outstanding			Options Exercisable
	Shares	Exercise Price	Remaining Life	Shares	Exercise Price
	Range of Exercise Prices per Share
$11.25 to $16.88	8,200	$14.50	8	5,323	$14.86
16.89 to 19.69	1,424	$18.10	6	1,344	$18.16

	9,624			6,667

Lyondell’s Executive Long-Term Incentive Plan (“LTI Plan”) became effective in November 1988. The last stock options granted under the LTI Plan were granted in March 1994. No additional stock option grants will be made under this plan, which has expired. As of December 31, 2002, options covering 390,242 shares were outstanding under the LTI Plan with a weighted average remaining life of less than 1 year, all of which were exercisable at prices ranging from $23.13 to $26.00 per share.

The following summarizes stock option activity for the LTI Plan in thousands of shares and the weighted average exercise price per share:

	2002		2001		2000
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	530	$24.09	596	$23.67	608	$23.61
Exercised	—	—	—	—	(7)	20.25
Cancelled	(140)	23.00	(66)	20.25	(5)	21.30

Outstanding at end of year	390	24.49	530	24.09	596	23.67

Exercisable at end of year	390	24.49	530	24.09	596	23.67

19.    Earnings Per Share

Basic earnings per share for the periods presented are computed based upon the weighted average number of shares of original common stock and Series B common stock outstanding during the periods. Diluted earnings per share include the effect of stock options issued under the 1999 Long-Term Incentive Plan and the Executive Long-Term Incentive Plan and outstanding warrants. These stock options and warrants were antidilutive for all periods presented. Loss per share data is as follows:

Basic and Diluted EPS	2002	2001	2000
Weighted average shares, in thousands	133,943	117,563	117,557
Basic earnings (loss) per share	$(1.10)	$(1.28)	$3.72
Diluted earnings (loss) per share	$(1.10)	$(1.28)	$3.71

See Note 18 for discussion of common stock and warrants issued during 2002.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.    Supplemental Cash Flow Information

Supplemental cash flow information is summarized as follows for the years ended December 31:

	2002	2001	2000
	Millions of dollars
Interest paid, net of interest capitalized	$347	$372	$521

Net income taxes (received) paid	$(103)	$(12)	$57

As described in Notes 7 and 19, during August 2002, Lyondell issued certain equity securities and a right to Occidental, and received Occidental’s 29.5% interest in Equistar. The transactions included concurrent payments between the parties of agreed amounts of approximately $440 million. The agreed amounts exchanged are included in cash used for investing activities and cash from financing activities. The securities issued, and the additional investment in Equistar, have been recorded at the estimated fair value of the consideration issued totaling $452 million plus the recognition of $352 million of deferred tax liabilities, for a total additional investment in Equistar of $804 million.

21.    Segment and Related Information

Lyondell operates in four reportable segments:

•	Intermediate chemicals and derivatives (“IC&D”), which include propylene oxide, propylene glycol, propylene glycol ethers, butanediol, toluene diisocyanate, styrene monomer, and tertiary butyl alcohol and its derivative, MTBE;

•	Petrochemicals, which include ethylene, propylene, butadiene, oxygenated products and aromatics;

•	Polymers, which primarily include polyethylene and polypropylene; and

•	Refining of crude oil.

The accounting policies of the segments are the same as those described in “Summary of Significant Accounting Policies” (see Note 2). No customer accounted for 10% or more of consolidated sales during any year in the three- year period ended December 31, 2002. However, under the terms of LCR’s Products Agreement (see Note 8), CITGO purchases substantially all of the refined products of the refining segment. Lyondell’s entire $1.1 billion balance of goodwill is allocated to the IC&D segment.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized financial information concerning reportable segments is shown in the following table:

	IC&D	Petrochemicals	Polymers	Refining	Other	Total
	Millions of dollars
2002
Sales and other Operating revenues	$3,262	$—	$—	$—	$—	$3,262
Operating income	174	—	—	—	—	174
Income (loss) from equity investments	—	65	(37)	135	(149)	14
Total assets	5,967	799	337	297	48	7,448
Capital expenditures	22	—	—	—	—	22
Depreciation and Amortization expense	244	—	—	—	—	244

2001
Sales and other operating revenues	$3,193	$—	$—	$—	$—	$3,193
Operating income	112	—	—	—	—	112
Income (loss) from equity investments	—	113	(77)	129	(125)	40
Total assets	5,887	286	115	258	157	6,703
Capital expenditures	68	—	—	—	—	68
Depreciation and
Amortization expense	254	—	—	—	—	254

2000
Sales and other Operating revenues	$4,003	$—	$—	$—	$—	$4,003
Operating income	929	—	—	—	—	929
Income (loss) from equity investments	—	285	(76)	86	(96)	199
Total assets	6,150	336	142	249	170	7,047
Capital expenditures	104	—	—	—	—	104
Depreciation and Amortization expense	261	—	—	—	—	261

The following table presents the details of “Income (loss) from equity investments” as presented above in the “Other” column for the years ended December 31:

	2002	2001	2000
	Millions of dollars
Equistar items not allocated to segments:
Principally general and administrative expenses and interest expense, net	$(145)	$(116)	$(108)
Other income, net	—	3	—
Other	(4)	(12)	12

Income (loss) from equity investments	$(149)	$(125)	$(96)

Through April 30, 2002, the methanol operations of LMC were included in the “Other” column. Effective May 1, 2002, LMC was wholly owned by Lyondell and the methanol results were included in the IC&D segment from that date. The effects of consolidating the LMC operations, which previously had been accounted for using the equity method, and of including the methanol operations in the IC&D segment were not material.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the details of “Total assets” as presented above in the “Other” column for the years ended December 31:

	2002	2001	2000
	Millions of dollars
Equistar items not allocated to segments:
Goodwill	$—	$87	$99
Other assets	48	34	22
Equity investment in LMC	—	36	49

Total—Other	$48	$157	$170

The following “Revenues” by country data are based upon the location of the delivery of the product. The “Long-lived assets” by country data is based upon the location of the assets.

	Revenues			Long-Lived Assets
	2002	2001	2000	2002	2001	2000
	Millions of dollars
United States	$1,807	$1,732	$2,068	$1,340	$1,382	$1,482
Non-U.S.	1,455	1,461	1,935	1,029	911	947

Total	$3,262	$3,193	$4,003	$2,369	$2,293	$2,429

Non-U.S. long-lived assets primarily consist of the net property, plant and equipment of two plants, located near Rotterdam, The Netherlands, and Fos-sur-Mer, France, both of which are part of the IC&D segment.

22.    Unaudited Quarterly Results

	For the quarter ended
	March 31	June 30	September 30	December 31
	Millions of dollars, except per share data
2002
Sales and other operating revenues	$674	$843	$855	$890
Operating income	38	65	59	12
Income (loss) from equity investments	(21)	32	44	(41)
Net income (loss)	(55)	2	(2)	(93)
Basic and diluted earnings (loss) per share (a)	(.47)	.02	(.02)	(.58)

2001
Sales and other operating revenues	$849	$893	$742	$709
Operating income (loss)	31	66	(26)	41
Income (loss) from equity investments	2	42	17	(21)
Net income (loss) (a)	(34)	4	(67)	(53)
Basic and diluted earnings (loss) per share (a)	(.29)	.04	(.57)	(.46)

(a)	Earnings per common share calculations for each of the quarters are based upon the weighted average number of shares outstanding for each period (basic earnings per share). The sum of the quarters may not necessarily be equal to the full year earnings per share amount.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23.    Supplemental Guarantor Information

ARCO Chemical Technology Inc. (“ACTI”), ARCO Chemical Technology L.P. (“ACTLP”) and Lyondell Chemical Nederland, Ltd. (“LCNL”) are guarantors, jointly and severally, (collectively “Guarantors”) of the $337 million senior secured notes issued in December 2002, the $278 million senior secured notes issued in July 2002, the $393 million senior secured notes issued in December 2001 and the $500 million senior subordinated notes and $1.9 billion senior secured notes issued in May 1999 (see Note 12). LCNL, a Delaware corporation, is a wholly owned subsidiary of Lyondell that owns a Dutch subsidiary that operates a chemical production facility near Rotterdam, The Netherlands. ACTI is a Delaware corporation, which holds the investment in ACTLP. ACTLP is a Delaware limited partnership, which holds and licenses technology to other Lyondell affiliates and to third parties. Separate financial statements of the Guarantors are not considered to be material to the holders of the senior subordinated notes and senior secured notes. The following condensed consolidating financial information present supplemental information for the Guarantors as of December 31, 2002 and 2001 and for the three years ended December 31, 2002.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED BALANCE SHEET (UNAUDITED)—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

As of and for the year ended December 31, 2002

	Lyondell	Guarantors	Non-Guarantors	Eliminations	Consolidated Lyondell
	Millions of dollars
BALANCE SHEET

Total current assets	$674	$173	$324	$—	$1,171
Property, plant and equipment, net	872	581	916	—	2,369
Investments and long-term receivables	7,335	504	2,196	(7,686)	2,349
Goodwill, net	453	437	240	—	1,130
Other assets	313	83	33	—	429

Total assets	$9,647	$1,778	$3,709	$(7,686)	$7,448

Current maturities of long-term debt	$1	$—	$—	$—	$1
Other current liabilities	431	90	104	—	623
Long-term debt	3,924	—	2	—	3,926
Other liabilities	602	48	21	—	673
Deferred income taxes	637	172	72	—	881
Intercompany liabilities (assets)	2,873	(1,223)	(1,650)	—	—
Minority interest	—	—	165	—	165
Stockholders’ equity	1,179	2,691	4,995	(7,686)	1,179

Total liabilities and stockholders’ equity	$9,647	$1,778	$3,709	$(7,686)	$7,448

STATEMENT OF INCOME
Sales and other operating revenues	$2,216	$807	$1,814	$(1,575)	$3,262
Cost of sales	2,259	745	1,469	(1,575)	2,898
Selling, general and administrative expenses	95	17	48	—	160
Research and development expense	30	—	—	—	30

Operating income (loss)	(168)	45	297	—	174
Interest income (expense), net	(390)	11	6	—	(373)
Other income (expense), net	(82)	23	30	—	(29)
Income (loss) from equity investments	474	(2)	35	(493)	14
Intercompany income (expense)	860	162	103	(1,125)	—
Provision for (benefit from) income taxes	211	73	144	(494)	(66)

Net income (loss)	$483	$166	$327	$(1,124)	$(148)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED BALANCE SHEET (UNAUDITED)—(Continued)

For the year ended December 31, 2002

	Lyondell	Guarantors	Non-Guarantors	Elimination	Consolidated Lyondell
	Millions of dollars
STATEMENT OF CASH FLOWS
Net income (loss)	$483	$166	$327	$(1,124)	$(148)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	112	40	92	—	244
Net changes in working capital and other	(432)	(4)	629	—	193

Net cash provided by operating activities	163	202	1,048	(1,124)	289

Purchase of equity investment in Equistar	(440)	—	—	—	(440)
Contributions and advances to affiliates	(3)	(46)	(68)	—	(117)
Expenditures for property, plant and equipment	(10)	(4)	(8)	—	(22)
Purchase of short-term investments	(44)	—	—	—	(44)

Net cash used in investing activities	(497)	(50)	(76)	—	(623)

Issuance of Series B common stock, warrants, and right	440	—	—	—	440
Issuance of common stock	110	—	—	—	110
Issuance of long-term debt	591	—	—	—	591
Repayment of long-term debt	(543)	—	—	—	(543)
Dividends paid	(109)	(138)	(986)	1,124	(109)
Other	(18)	—	—	—	(18)

Net cash provided by (used in) financing activities	471	(138)	(986)	1,124	471

Effect of exchange rate changes on cash	—	(7)	10	—	3

Increase (decrease) in cash and cash equivalents	$137	$7	$(4)	—	$140

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED BALANCE SHEET (UNAUDITED)—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

As of and for the year ended December 31, 2001

	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
	Millions of dollars
BALANCE SHEET
Total current assets	$781	$132	$294	$—	$1,207
Property, plant and equipment, net	915	516	862	—	2,293
Investments and long-term receivables	7,007	461	1,537	(7,386)	1,619
Goodwill, net	453	389	260	—	1,102
Other assets	344	88	50	—	482

Total assets	$9,500	$1,586	$3,003	$(7,386)	$6,703

Current maturities of long-term debt	$7	$—	$-—	$—	$7
Other current liabilities	391	73	88	—	552
Long-term debt	3,844	—	2	—	3,846
Other liabilities	515	55	13	—	583
Deferred income taxes	611	133	46	—	790
Intercompany liabilities (assets)	3,383	(1,101)	(2,282)	—	—
Minority interest	—	—	176	—	176
Stockholders’ equity	749	2,426	4,960	(7,386)	749

Total liabilities and stockholders’ equity	$9,500	$1,586	$3,003	$(7,386)	$6,703

STATEMENT OF INCOME
Sales and other operating revenues	$2,178	$786	$1,605	$(1,376)	$3,193
Cost of sales	2,237	566	1,435	(1,376)	2,862
Selling, general and administrative expenses	86	16	55	—	157
Research and development expense	32	—	—	—	32
Amortization of goodwill	12	11	7	—	30

Operating income (loss)	(189)	193	108	—	112
Interest income (expense), net	(384)	3	12	—	(369)
Other income (expense), net	(134)	(83)	206	—	(11)
Income (loss) from equity investments	616	—	60	(636)	40
Intercompany income (expense)	267	335	128	(730)	—
Provision for (benefit from) income taxes	60	152	174	(464)	(78)

Net income (loss)	$116	$296	$340	$(902)	$(150)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED BALANCE SHEET (UNAUDITED)—(Continued)

For the year ended December 31, 2001

	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
	Millions of dollars
STATEMENT OF CASH FLOWS
Net income (loss)	$116	$296	$340	$(902)	$(150)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	123	47	84	—	254
Net changes in working capital and other	(642)	119	(284)	902	95

Net cash provided by (used in) operating activities	(403)	462	140	—	199

Contributions and advances to affiliates	61	(115)	(119)	—	(173)
Expenditures for property, plant and equipment	(17)	(8)	(43)	—	(68)
Distributions from affiliates in excess of earnings	(10)	—	60	—	50
Other	470	—	—	(470)	—

Net cash provided by (used in) investing activities	504	(123)	(102)	(470)	(191)

Issuance of long-term debt	385	—	—	—	385
Repayment of long-term debt	(394)	—	—	—	(394)
Dividends paid	(106)	(426)	(44)	470	(106)
Other	(7)	—	—	—	(7)

Net cash provided by (used in) financing activities	(122)	(426)	(44)	470	(122)

Effect of exchange rate changes on cash	—	67	(67)	—	—

Decrease in cash and cash equivalents	$(21)	$(20)	$(73)	$—	$(114)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED BALANCE SHEET (UNAUDITED)—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

For the year ended December 31, 2000

	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
	Millions of dollars
STATEMENT OF INCOME
Sales and other operating revenues	$2,761	$936	$1,585	$(1,279)	$4,003
Cost of sales	2,459	682	1,541	(1,279)	3,403
Selling, general and administrative expenses	145	5	44	—	194
Research and development expense	32	—	3	—	35
Amortization of goodwill	12	13	7	—	32
Gain on sale of assets	—	9	(599)	—	(590)

Operating income (loss)	113	227	589	—	929
Interest income (expense), net	(481)	1	18	—	(462)
Other income (expense), net	(205)	(128)	310	—	(23)
Income (loss) from equity investments	1,048	—	215	(1,064)	199
Intercompany income (expense)	(88)	156	181	(249)	—
Provision for (benefit from) income taxes	123	82	423	(422)	206

Net income (loss)	$264	$174	$890	$(891)	$437

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED BALANCE SHEET (UNAUDITED)—(Continued)

For the year ended December 31, 2000

	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
	Millions of dollars
STATEMENT OF CASH FLOWS
Net income (loss)	$264	$174	$890	$(891)	$437
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain on sale of assets	—	9	(599)	—	(590)
Depreciation and amortization	130	57	74	—	261
Net changes in working capital and other	(50)	(292)	(596)	891	(47)

Net cash provided by (used in) operating activities	344	(52)	(231)	—	61

Proceeds from sales of assets, net of cash sold	1,903	216	378	—	2,497
Contributions and advances to affiliates	12	—	(52)	—	(40)
Expenditures for property, plant and equipment	(27)	(36)	(41)	—	(104)
Distributions from affiliates in excess of earnings	(19)	—	104	—	85
Other	249	—	—	(249)	—

Net cash provided by (used in) investing activities	2,118	180	389	(249)	2,438

Repayment of long-term debt	(2,426)	—	(1)	—	(2,427)
Dividends paid	(106)	(91)	(158)	249	(106)
Other	(10)	—	—	—	(10)

Net cash provided by (used in) financing activities	(2,542)	(91)	(159)	249	(2,543)

Effect of exchange rate changes on cash	—	(49)	46	—	(3)

Increase (decrease) in cash and cash equivalents	$(80)	$(12)	$45	$—	$(47)

MILLENNIUM CHEMICALS INC.

CONSOLIDATED BALANCE SHEETS

(Millions, except share data)

	September 30, 2003	December 31, 2002
	(Unaudited)	(Restated— See Note 2)
ASSETS
Current assets
Cash and cash equivalents	$158	$125
Trade receivables, net	238	210
Inventories	427	406
Other current assets	66	78

Total current assets	889	819
Property, plant and equipment, net	849	862
Investment in Equistar	494	563
Other assets	48	46
Goodwill	106	106

Total assets	$2,386	$2,396

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Notes payable	$—	$4
Other short-term borrowings	—	14
Current maturities of long-term debt	99	12
Trade accounts payable	200	274
Income taxes payable	21	44
Accrued expenses and other liabilities	154	127

Total current liabilities	474	475
Long-term debt	1,264	1,212
Deferred income taxes	290	337
Other liabilities	380	388

Total liabilities	2,408	2,412
Commitments and contingencies (Note 11)
Minority interest	28	19
Shareholders’ deficit
Preferred stock (par value $.01 per share, authorized 25,000,000 shares, none issued and outstanding)	—	—
Common stock (par value $.01 per share, authorized 225,000,000 shares; issued 77,896,586 shares at September 30, 2003 and December 31, 2002)	1	1
Paid in capital	1,295	1,297
Accumulated deficit	(857)	(776)
Cumulative other comprehensive loss	(235)	(299)
Treasury stock, at cost (14,240,999 and 14,766,279 shares at September 30, 2003 and December 31, 2002, respectively)	(266)	(275)
Deferred compensation	12	17

Total shareholders’ deficit	(50)	(35)

Total liabilities and shareholders’ deficit	$2,386	$2,396

See Notes to Consolidated Financial Statements.

MILLENNIUM CHEMICALS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(Millions, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
		(Restated— See Note 2)		(Restated— See Note 2)
Net sales	$431	$411	$1,262	$1,167
Operating costs and expenses
Cost of products sold	362	317	1,019	945
Depreciation and amortization	28	26	83	76
Selling, development and administrative expense	31	38	98	89
Reorganization and office closure costs	15	—	16	—

Operating (loss) income	(5)	30	46	57
Interest expense	(25)	(23)	(72)	(67)
Interest income	2	1	4	3
(Loss) earnings on Equistar investment	(12)	6	(69)	(39)
Other income (expense), net	2	(1)	1	(2)

(Loss) income before income taxes, minority interest and cumulative effect of accounting change	(38)	13	(90)	(48)
Benefit from (provision for) income taxes	11	(7)	32	24

(Loss) income before minority interest and cumulative effect of accounting change	(27)	6	(58)	(24)
Minority interest	(1)	(1)	(5)	(2)

(Loss) income before cumulative effect of accounting change	(28)	5	(63)	(26)
Cumulative effect of accounting change	—	—	(1)	(305)

Net (loss) income	$(28)	$5	$(64)	$(331)

Basic and diluted (loss) earnings per share:
Before cumulative effect of accounting change	$(0.44)	$0.08	$(0.98)	$(0.41)
From cumulative effect of accounting change	—	—	(0.02)	(4.80)

After cumulative effect of accounting change	$(0.44)	$0.08	$(1.00)	$(5.21)

See Notes to Consolidated Financial Statements.

MILLENNIUM CHEMICALS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Millions)

	Nine Months Ended September 30,
	2003	2002
		(Restated— See Note 2)
Cash flows from operating activities:
Net loss	$(64)	$(331)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Cumulative effect of accounting change	1	305
Depreciation and amortization	83	76
Deferred income tax benefit	(43)	(26)
Loss on Equistar investment	69	39
Minority interest	5	2
Other, net	—	4
Changes in assets and liabilities:
Increase in trade receivables	(23)	(17)
Decrease in inventories	1	30
Decrease (increase) in other current assets	27	(9)
Decrease (increase) in other assets	2	(13)
Decrease in trade accounts payable	(82)	(22)
Increase in accrued expenses and other liabilities and income taxes payable	—	25
Decrease in other liabilities	(23)	(11)

Cash (used in) provided by operating activities	(47)	52

Cash flows from investing activities:
Capital expenditures	(29)	(43)

Cash used in investing activities	(29)	(43)

Cash flows from financing activities:
Dividends to shareholders	(17)	(26)
Proceeds from long-term debt, net of financing costs	356	255
Repayment of long-term debt	(220)	(234)
(Decrease) increase in notes payable and other short-term borrowings	(19)	3

Cash provided by (used in) financing activities	100	(2)

Effect of exchange rate changes on cash	9	(2)

Increase in cash and cash equivalents	33	5
Cash and cash equivalents at beginning of year	125	114

Cash and cash equivalents at end of period	$158	$119

See Notes to Consolidated Financial Statements.

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Dollars in millions, except share data)

Note 1—Basis of Presentation

Pursuant to the rules and regulations of the Securities and Exchange Commission, the accompanying unaudited interim consolidated financial statements do not include all of the disclosures normally required by accounting principles generally accepted in the United States of America for complete financial statements. The accompanying consolidated financial statements should be read in conjunction with the financial statements and disclosures included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, as amended by Amendment No. 1 on Form 10-K/A filed with the Securities and Exchange Commission on November 12, 2003. In the opinion of management, the accompanying consolidated financial statements contain all adjustments necessary to present fairly the financial position and results of operations for the interim periods.

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Minority interest represents the minority ownership of the Company’s Brazilian subsidiary and the La Porte Methanol Company. All significant intercompany accounts and transactions have been eliminated. The Company’s 29.5% investment in Equistar Chemicals, LP (“Equistar”), a joint venture between the Company and Lyondell Chemical Company (“Lyondell”), is accounted for by the equity method; accordingly, the Company’s share of Equistar’s pre-tax net income or loss is included in net income or loss. Certain prior year balances have been reclassified to conform to the current year presentation, principally $2 and $6 of selling, development and administrative (“S,D&A”) costs allocated to the Company’s investment in Equistar and previously reported in Loss on Equistar investment for the three months and nine months ended September 30, 2002, respectively, have been reclassified to Selling, development and administrative expense in the Company’s Consolidated Statements of Operations, as no such S,D&A costs were allocated and reported in Loss on Equistar investment for the three months and nine months ended September 30, 2003.

Note 2—Restatement of Financial Statements

The Company restated its financial statements for the years 1998 through 2002 and for the first quarter of 2003, to correct errors in its accounting for deferred taxes relating to its Equistar investment, the calculation of its pension benefit obligations and its accounting for a multi-year precious metals agreement. The Company has filed with the Securities and Exchange Commission Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2002, which is dated November 12, 2003 and Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, which is dated November 14, 2003, to reflect changes therein required as a consequence of the restatements described in this Note 2 and the reclassification described in Note 1 and adjustments to its prior financial statements for the timing of income and expense recognition associated with legal, environmental and other reserves established for certain of the Company’s predecessor businesses, as more fully described in the amendment to the Company’s Annual Report on Form 10-K. These adjustments for the timing of income and expense recognition did not change any of the financial information presented in this Quarterly Report of Form 10-Q and, accordingly, are not discussed in this Quarterly Report.

Deferred tax assets and liabilities and deferred tax expense for the years 1998 through 2002 and for the first quarter of 2003 were restated to appropriately account for the Company’s book and tax basis differences associated with its investment in Equistar in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). The accounting for deferred taxes associated with Equistar was previously based on the difference between book and tax basis of a subsidiary that holds the partnership investment. Deferred tax is now based on the difference between book and tax basis of the actual partnership interest held by the subsidiary. The effect of the adjustments to deferred tax assets and

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in millions, except share data)

liabilities was to increase net deferred tax liabilities by $425, increase Accumulated deficit by $440 and decrease Cumulative other comprehensive loss by $15 at December 31, 2002. The effect of the adjustments to Benefit from income taxes for the three months and nine months ended September 30, 2002 was less than $1. In addition, during the course of its review of its deferred taxes, the Company concluded that its realization of a deferred tax asset of $10 related to its French subsidiaries was unlikely. The elimination of this deferred tax asset as of December 31, 2002 resulted in an increase of $10 in net deferred tax liabilities and Accumulated deficit.

The Company’s accrued pension benefit costs, included in Other liabilities, and its net periodic pension benefit cost were restated for 2002 and for the first quarter of 2003. The restatement corrected errors in the calculation of the Company’s pension liability. The Company’s principal actuarial firm incorrectly utilized participant data in its 2002 actuarial valuation and underestimated the accumulated pension benefit obligation at December 31, 2002 for the Company’s largest domestic pension plan. The effect of these corrections was to increase accrued pension benefit cost by $53, decrease net deferred tax liabilities by $19, increase Accumulated deficit by $1 and increase Cumulative other comprehensive loss by $33 at December 31, 2002. Net periodic pension benefit cost changed by less than $1 for the three months ended September 30, 2002, and increased by $1 for the nine months ended September 30, 2002 due to this restatement. Net income (loss) for the three months and nine months ended September 30, 2002 changed by less than $1 as a result of these errors.

The Company also restated its financial statements for the years 1998 through 2002 and for the first quarter of 2003 due to a change in accounting treatment for a five-year agreement entered into in 1998 that provides the Company with the right to use gold owned by a third party, as more fully described in Note 8. The Company previously accounted for this agreement as an operating lease but changed the accounting for this agreement to a secured financing. As a result, Other assets were increased by $4, Current liabilities were increased by $13, net deferred tax liabilities were decreased by $4, and Accumulated deficit was increased by $5 at December 31, 2002. This restatement decreased Operating income for the three months and nine months ended September 30, 2002 by $1 and $3, respectively, decreased Net income by $1 for the three months ended September 30, 2002, and increased Net loss by $2 for the nine months ended September 30, 2002.

A summary of the aggregate effect of these restatements and the reclassification described in Note 1 on the Company’s Consolidated Balance Sheets and Consolidated Statements of Operations for the periods presented herein is shown below.

	December 31, 2002
	As Reported	As Restated
Changes to Consolidated Balance Sheet:
Deferred income taxes—asset	$75	$—
Other assets	42	46
Total assets	2,467	2,396
Other short-term borrowings	—	14
Accrued expenses and other liabilities	128	127
Total current liabilities	462	475
Deferred income taxes—liability	—	337
Other liabilities	335	388
Total liabilities	2,009	2,412
Accumulated deficit	(320)	(776)
Cumulative other comprehensive loss	(281)	(299)
Total shareholders’ equity (deficit)	439	(35)
Total liabilities and shareholders’ equity (deficit)	2,467	2,396

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in millions, except share data)

	Three Months Ended September 30, 2002		Nine Months Ended September 30, 2002
	As Reported	As Restated	As Reported	As Restated
Changes to Consolidated Statements of Operations:
Cost of products sold	$316	$317	$944	$945
Selling, development and administrative expense	36	38	80	89
Operating income	33	30	67	57
Income (loss) on Equistar investment	4	6	(45)	(39)
Income (loss) before income taxes, minority interest and cumulative effect of accounting change	14	13	(44)	(48)
(Provision for) benefit from income taxes	(7)	(7)	22	24
Income (loss) before minority interest and cumulative effect of accounting change	7	6	(22)	(24)
Income (loss) before cumulative effect of accounting change	6	5	(24)	(26)
Net income (loss)	6	5	(329)	(331)
Basic and diluted earnings (loss) per share:
Before cumulative effect of accounting change	0.10	0.08	(0.38)	(0.41)
After cumulative effect of accounting change	0.10	0.08	(5.18)	(5.21)

Note 3—(Loss) Earnings per Share and Stock-Based Compensation

The weighted-average number of equivalent shares of common stock outstanding used in computing (loss) earnings per share is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Weighted-average common stock outstanding—basic	64,050,943	63,618,337	63,959,584	63,547,478
Restricted shares	—	91,282	—	—
Shares held by employee benefit plan trusts	—	227,970	—	—

Weighted-average common stock outstanding—diluted	64,050,943	63,937,589	63,959,584	63,547,478

The calculation of diluted loss per share for the three months ended September 30, 2003 does not include 60,014 restricted shares issued under a Company incentive plan and 225,982 shares held by certain of the Company’s employee benefit plan trusts. The calculation of diluted loss per share for the nine months ended September 30, 2003 does not include 60,218 restricted shares issued under a Company incentive plan and 223,723 shares held by certain of the Company’s employee benefit plan trusts. The calculation of diluted loss per share for the nine months ended September 30, 2002 does not include 63,998 options to purchase common stock, 91,929 restricted shares issued under a Company incentive plan, and 227,970 shares held by certain of the Company’s employee benefit plan trusts. The effect of including these options and shares would be antidilutive.

SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), encourages a fair-value based method of accounting for employee stock options and similar equity instruments, which generally would result in the recording of additional compensation expense in the Company’s financial statements. SFAS No. 123 also allows the Company to continue to account for stock-based compensation using the intrinsic value for equity

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in millions, except share data)

instruments under Accounting Principles Board Opinion No. 25 (“APB Opinion No. 25”). The Company has elected to account for such instruments using APB Opinion No. 25 and related interpretations, and thus has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for the stock option plans in the accompanying financial statements as all options granted had an exercise price equal to the market value of the underlying Common Stock on the date of grant.

The following table illustrates the effect on net (loss) income and related (loss) earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
		(Restated— See Note 2)		(Restated— See Note 2)
Net (loss) income before cumulative effect of accounting change	$(28)	$5	$(63)	$(26)
Deduct: Total stock-based employee compensation expense determined under fair-value based method for all awards, net of related tax effects	—	—	(1)	(1)

Pro forma net (loss) income before cumulative effect of accounting change	$(28)	$5	$(64)	$(27)

(Loss) earnings per share:
Basic and diluted—as reported	$(0.44)	$0.08	$(0.98)	$(0.41)

Basic and diluted—pro forma	$(0.44)	$0.08	$(0.99)	$(0.43)

Note 4—Recent Accounting Developments

On January 1, 2003, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. Accretion expense and depreciation expense related to the liability and capitalized asset retirement costs, respectively, are recorded in subsequent periods. The Company’s asset retirement obligations arise from activities associated with the eventual remediation of sites used for landfills and mining and include estimated liabilities for closure, restoration, and post-closure care. None of the Company’s assets are legally restricted for purposes of settling these obligations. The Company reported an after-tax transition charge of $1 in the first quarter of 2003 as the cumulative effect of this accounting change. The impact of adoption was insignificant to the Company’s reported assets and liabilities. The ongoing annual expense resulting from the initial adoption of SFAS No. 143 is expected to be approximately $1. Activity associated with the asset retirement obligations other than the effect of initial adoption of SFAS No. 143 was not significant for each of the three months and nine months ended September 30, 2003. Disclosure on a pro forma basis of net income and related per-share amounts as if SFAS No. 143 had been applied during all periods presented is omitted because the effect on pro forma net income is not significant. The pro forma amount of the aggregate asset retirement obligation at September 30, 2003, January 1, 2003, September 30, 2002, and January 1, 2002, as if SFAS No. 143 had been applied during all periods affected is $13, $12, $12, and $11, respectively.

On January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Under this new standard, all goodwill, including goodwill acquired before initial application of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in millions, except share data)

standard, is not amortized but must be tested for impairment at least annually at the reporting unit level, as defined in the standard. Accordingly, the Company reported a charge for the cumulative effect of this accounting change of $275 in the first quarter of 2002 to write off certain of its goodwill related to its Acetyls business based upon the Company’s estimate of fair value for this business considering expected future profitability and cash flows. Also in accordance with SFAS No. 142, Equistar reported an impairment of its goodwill in the first quarter of 2002. The write-off at Equistar required an adjustment of $30 to reduce the carrying value of the Company’s investment in Equistar to its approximate proportional share of Equistar’s Partners’ capital.

Note 5—Reorganization and Office Closure Costs

In July 2003, the Company announced the implementation of a program to reduce costs. This program included a reduction of approximately 5% in the number of the Company’s employees worldwide and, effective September 1, 2003, the closure of the Company’s executive offices in Red Bank, New Jersey and the relocation of its headquarters to the Company’s existing administrative offices in Hunt Valley, Maryland. In addition, the Company announced the suspension of payment of dividends on its Common Stock.

The Company expects to record charges totaling $19 to $21 associated with this program. The Company has recorded charges in the three months and nine months ended September 30, 2003 of $15 and $16, respectively, of which $14 and $15, respectively, are for severance-related costs and $1 is for contractual commitments for ongoing lease costs, net of expected sublease income, associated with the closure of the Red Bank, New Jersey office for the remaining term of the lease agreement. Substantially all of the remaining charges for this program, estimated at $3 to $5, are expected to be recorded during the next several quarters. All costs associated with this program are accounted for in accordance with SFAS No. 112, “Employer’s Accounting for Postemployment Benefits” (“SFAS No. 112”) or SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, as appropriate. Severance-related cash payments of $7 for the implementation of this program were made in the three months ended September 30, 2003. Substantially all of the remainder of the cash payments relating to this program, which are estimated to be approximately $17, will be disbursed during the next several quarters. Accrued liabilities associated with this program and included in Accrued expenses and other liabilities were $7 at September 30, 2003.

Note 6—European Receivables Securitization Program

Since March 2002, the Company has been transferring its interest in certain European trade receivables to an unaffiliated third party as its basis for issuing commercial paper under a revolving securitization arrangement (annually renewable for a maximum of five years on April 30 of each year at the option of the third party), with maximum availability of 70 million euros, which is treated, in part, as a sale under accounting principles generally accepted in the United States of America. Accordingly, transferred trade receivables that qualify as a sale, $58 and $61 outstanding at September 30, 2003 and December 31, 2002, respectively, were removed from the Company’s Consolidated Balance Sheets. The Company continues to carry its retained interest in a portion of the transferred assets that do not qualify as a sale, $9 and $9 at September 30, 2003 and December 31, 2002, respectively, in Trade receivables, net in its Consolidated Balance Sheets at amounts that approximate net realizable value based upon the Company’s historical collection rate for these trade receivables. Unused availability under this arrangement at September 30, 2003 was 12 million euros. For the nine months ended September 30, 2003 and 2002, cumulative gross proceeds from this securitization arrangement were $253 and $159, respectively. Cash flows from this securitization arrangement are reflected as operating activities in the Consolidated Statements of Cash Flows. The cost of sale associated with this arrangement was $1 and $2 for the three months and nine months ended September 30, 2003, respectively, and $1 and $2 for the three months and

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in millions, except share data)

nine months ended September 30, 2002, respectively. Administration and servicing of the trade receivables under the arrangement remains with the Company. Servicing liabilities associated with the transaction are not significant. In the event the Company’s unsecured long-term debt is downgraded to a rating of either B2 by Moody’s Investor Services, Inc. (“Moody’s”) or B by Standard & Poor’s (“S&P”), the counterparty would have the right to terminate the securitization arrangement. As discussed in Note 8 below, the Company expects to raise additional funds in the capital markets on or before December 31, 2003, which would be used in part to terminate this program.

Note 7—Inventories

Inventories are stated at the lower of cost or market value.

	September 30, 2003	December 31, 2002
Finished products	$255	$210
In-process products	31	30
Raw materials	80	106
Maintenance parts and supplies	61	60

	$427	$406

Note 8—Long-Term Debt and Credit Arrangements

On April 25, 2003, the Company received approximately $107 in net proceeds ($109 in gross proceeds) from the issuance and sale by Millennium America Inc. (“Millennium America”), a wholly-owned indirect subsidiary of the Company, of $100 additional principal amount at maturity of its 9.25% Senior Notes due June 15, 2008 (the “9.25% Senior Notes”), which are guaranteed by the Company. The net proceeds were used to repay all of the $85 of outstanding borrowings at that time under the revolving loan portion (the “Revolving Loans”) of the Company’s credit agreement (the “Credit Agreement”), which expires on June 18, 2006, and for general corporate purposes. The Company and Millennium America guarantee the obligations under the Credit Agreement. Under the terms of this issuance and sale, Millennium America and the Company entered into an exchange and registration rights agreement with the initial purchasers of the $100 additional principal amount of these 9.25% Senior Notes. Pursuant to this agreement, each of Millennium America and the Company agreed to: (1) file with the Securities and Exchange Commission on or before July 24, 2003 a registration statement relating to a registered exchange offer for the notes, and (2) use its reasonable efforts to cause this exchange offer registration statement to be declared effective under the Securities Act on or before October 22, 2003. On June 13, 2003, the Company filed a registration statement with the Securities and Exchange Commission. However, as of November 14, 2003, the Company has not been able to cause this exchange offer registration statement to be declared effective. As a result, beginning October 22, 2003, Millennium America and the Company are obligated to pay additional interest at the annualized rate of approximately 1.00% to each holder of the $100 additional amount of notes. Such additional interest will be paid until such time as the registration statement becomes effective.

At September 30, 2003, the Company had $65 outstanding ($47 of outstanding borrowings and outstanding undrawn standby letters of credit of $18) of the maximum available credit line of $175 under the Revolving Loans and, accordingly, had $110 of unused availability under such facility, and had $47 outstanding under the term loan portion (the “Term Loans”) of the Credit Agreement. At that date, in addition to letters of credit

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in millions, except share data)

outstanding under the Credit Agreement, the Company also had outstanding undrawn standby letters of credit of $6 under other arrangements. The Company had unused availability under short-term uncommitted lines of credit, other than the Credit Agreement, of $31 at September 30, 2003.

The Revolving Loans are available in US dollars, British pounds and euros. The Revolving Loans may be borrowed, repaid and reborrowed from time to time. The Revolving Loans include a $50 letter of credit subfacility and a swingline facility in the amount of $25. As of September 30, 2003, $18 was outstanding under the letter of credit subfacility, and no amount under the swingline facility. The Term Loans may be prepaid in part or in total at the option of the Company at any time, but any such amounts prepaid may not be reborrowed. The interest rates on the Revolving Loans and the Term Loans are floating rates based upon margins over LIBOR, NIBOR, or the Administrative Agent’s prime lending rate, as the case may be. Such margins, as well as the facility fee, are based on the Company’s Leverage Ratio, as defined.

The Credit Agreement contains various restrictive covenants and requires that the Company meet certain financial performance criteria. Compliance with these covenants is monitored frequently in order to assess the likelihood of continued compliance. As of September 30, 2003, the Company was not in compliance with the Leverage Ratio and Interest Coverage Ratio covenants described below. Accordingly, the Company obtained a waiver on September 30, 2003, which was then extended on November 10, 2003, of the provisions of these financial covenants. This waiver, as so extended, expires on December 31, 2003. The Company is seeking an amendment to the Credit Agreement to revise these financial covenants, among other things. Based on its discussions with the agent banks and the lending banks under the Credit Agreement, the Company believes that it will be able to obtain this amendment prior to the expiration of the waiver. However, the amendment will not become effective unless the Company obtains at least $110 of long-term financing in the capital markets prior to the expiration of the current waiver. The funds so obtained would be used to repay secured Term Loans of approximately $47 and to enable the Company to terminate its European accounts receivable securitization program of approximately $60. The Company believes that it will be able to obtain the requisite financing on or before December 31, 2003, at which time the amendment to the Credit Agreement referred to above would become effective. If the Company is not able to obtain the requisite financing on or before December 31, 2003, the Company believes that it would be able to extend the current waiver to provide additional time to obtain such financing or otherwise amend or refinance the Credit Agreement. In addition, the Company had at October 31, 2003, approximately $125 of cash and cash equivalents held primarily by foreign subsidiaries, which the Company would be able to utilize to provide liquidity in the near-term until it is able to obtain the requisite financing, or amend or refinance the Credit Agreement. If the Credit Agreement is terminated and refinanced, the collateral currently securing the Credit Agreement would be released and available to secure other debt of the Company or its subsidiaries. The Company expects that it will incur additional costs in the form of fees and interest in connection with any such waiver, amendment or refinancing, and that additional restrictions will be imposed on the Company as a result thereof. The total amount of debt outstanding under the Credit Agreement at September 30, 2003 of $94, which includes $47 of Term Loans and $47 of Revolving Loans, is classified as a current liability at September 30, 2003 because the current waiver expires at December 31, 2003.

The financial covenants in the Credit Agreement include a Leverage Ratio and an Interest Coverage Ratio. The Leverage Ratio is the ratio of Total Indebtedness to cumulative EBITDA for the prior four fiscal quarters, each as defined. The Interest Coverage Ratio is the ratio of cumulative EBITDA for the prior four fiscal quarters to Net Interest Expense, for the same period, each as defined. To permit the Company to be in compliance, these covenants were amended in the fourth quarter of 2001, in the second quarter of 2002, and in the second quarter of 2003. The amendment in the second quarter of 2002 was conditioned upon consummation of the June 2002 offering of $100 additional principal amount of the 9.25% Senior Notes and repayment of the Credit Agreement

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in millions, except share data)

debt described above. The April 2003 amendment was not conditioned on the sale of 9.25% Senior Notes. Under the covenants, as amended in April of 2003, the Company is required to maintain a Leverage Ratio of no more than 5.25 to 1.00 for the fourth quarter of 2003; 5.00 to 1.00 for the first and second quarters of 2004; 4.75 to 1.00 for the third and fourth quarters of 2004; and 4.00 to 1.00 for the first quarter of 2005 and thereafter; and an Interest Coverage Ratio of no less than 2.25 to 1.00 for the fourth quarter of 2003; 2.50 to 1.00 for the first, second, third and fourth quarters of 2004; and 3.00 to 1.00 for the first quarter of 2005 and thereafter. The covenants in the Credit Agreement also limit, among other things, the ability of the Company and/or certain subsidiaries of the Company to: (i) incur debt and issue preferred stock; (ii) create liens; (iii) engage in sale/leaseback transactions; (iv) declare or pay dividends on, or purchase, the Company’s stock; (v) make restricted payments; (vi) engage in transactions with affiliates; (vii) sell assets; (viii) engage in mergers or acquisitions; (ix) engage in domestic accounts receivable securitization transactions; and (x) enter into restrictive agreements. In the event the Company sells certain assets as specified in the Credit Agreement, the Term Loans must be prepaid with a portion of the net cash proceeds of such sale. The obligations under the Credit Agreement are collateralized by: (1) a pledge of 100% of the stock of the Company’s existing and future domestic subsidiaries and 65% of the stock of certain of the Company’s existing and future foreign subsidiaries, in both cases other than subsidiaries that hold immaterial assets (as defined in the Credit Agreement); (2) all the equity interests held by the Company’s subsidiaries in Equistar and the La Porte Methanol Company (which pledges are limited to the right to receive distributions made by Equistar and the La Porte Methanol Company, respectively); and (3) all present and future accounts receivable, intercompany indebtedness and inventory of the Company’s domestic subsidiaries, other than subsidiaries that hold immaterial assets.

Millennium America also has outstanding $500 aggregate principal amount of 7.00% Senior Notes due November 15, 2006 (the “7.00% Senior Notes”) and $250 aggregate principal amount of 7.625% Senior Debentures due November 15, 2026 (the “7.625% Senior Debentures” and, together with the 7.00% Senior Notes and the 9.25% Senior Notes the “Senior Notes”) that are fully and unconditionally guaranteed by the Company. The indenture under which the 7.00% Senior Notes and 7.625% Senior Debentures were issued contains certain covenants that limit, among other things: (i) the ability of Millennium America and its Restricted Subsidiaries (as defined) to grant liens or enter into sale/leaseback transactions; (ii) the ability of the Restricted Subsidiaries to incur additional indebtedness; and (iii) the ability of Millennium America and the Company to merge, consolidate or transfer substantially all of their respective assets. This indenture allows the Company to grant security on loans of up to 15% of Consolidated Net Tangible Assets (“CNTA”), as defined, of Millennium America and its consolidated subsidiaries. Accordingly, based upon CNTA and secured borrowing levels at September 30, 2003, any reduction in CNTA below approximately $1,500 would decrease the Company’s availability under the Revolving Loans by 15% of any such reduction. The 7.00% Senior Notes and the 7.625% Senior Debentures can be accelerated by the holders thereof if any other debt in excess of $20 is in default and is accelerated.

The 9.25% Senior Notes were issued by Millennium America and are guaranteed by the Company. The indenture under which the 9.25% Senior Notes were issued contains certain covenants that limit, among other things, the ability of the Company and/or certain subsidiaries of the Company to: (i) incur additional debt; (ii) issue redeemable stock and preferred stock; (iii) create liens; (iv) redeem debt that is junior in right of payment to the 9.25% Senior Notes; (v) sell or otherwise dispose of assets, including capital stock of subsidiaries; (vi) enter into arrangements that restrict dividends from subsidiaries; (vii) enter into mergers or consolidations; (viii) enter into transactions with affiliates; and (ix) enter into sale/leaseback transactions. In addition, this indenture contains a covenant that would prohibit the Company from (i) paying dividends or making distributions on its common stock; (ii) repurchasing its common stock; and (iii) making other types of restricted payments, including certain types of investments, if such restricted payments would exceed a “restricted payments basket.” Although

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in millions, except share data)

the Company has no intention at the present time to pay dividends or make distributions, repurchase its common stock or make other restricted payments, the Company would be prohibited by this covenant from making any such payments at the present time. The indenture also requires the calculation of a Consolidated Coverage Ratio, defined as the ratio of the aggregate amount of EBITDA, as defined, for the four most recent fiscal quarters to Consolidated Interest Expense, as defined, for the four most recent quarters. If this ratio were to cease to be greater than 2.25 to 1.00, there would be certain restrictions on the Company’s ability to incur additional indebtedness and pay dividends, repurchase capital stock or make certain other restricted payments. However, if the 9.25% Senior Notes were to receive investment grade credit ratings from both S&P and Moody’s and meet certain other requirements as specified in the indenture, certain of these covenants would no longer apply. The 9.25% Senior Notes can be accelerated by the holders thereof if any other debt in excess of $30 is in default and is accelerated.

At September 30, 2003, the Company was in compliance with all covenants in the indentures governing the 9.25% Senior Notes, 7.00% Senior Notes and 7.625% Senior Debentures.

The Company, as well as the Senior Notes, are rated BB- by S&P with a stable outlook. The Company has received a senior implied rating of Ba2 and the Senior Notes are rated Ba3 by Moody’s. Moody’s currently has the Company on CreditWatch for possible downgrade and has assigned a negative outlook. These ratings are non-investment grade ratings. On March 7, 2003, S&P lowered the Company’s credit rating from investment grade rating BBB- to non-investment grade rating BB+ with a negative outlook, reflecting S&P’s concern regarding the Company’s ability to generate the cash flow necessary to substantially improve its financial profile during a period of economic uncertainties and higher raw material costs. On July 22, 2003, S&P again lowered the Company’s credit rating from BB+ to BB, citing the Company’s July 2003 announcement regarding weak sales volume and competitive pricing pressures in the titanium dioxide business for the second quarter of 2003, as well as lingering economic uncertainties and the potential for additional raw material pressures in the petrochemical industry as factors that are likely to further delay the Company’s efforts to restore its financial profile. On August 6, 2003, S&P announced that it had placed the Company’s credit ratings on CreditWatch with negative implications, citing the Company’s August 6, 2003 announcement regarding restatements of financial statements. On September 22, 2003, S&P, lowered the Company’s credit rating to BB- from BB citing the Company’s subpar financial profile and weaker-than-expected prospects for reducing its substantial debt burden over the next couple of years. At that time, S&P also removed the Company’s credit ratings from CreditWatch and revised its current outlook from negative to stable. Moody’s affirmed the Company’s non-investment grade rating on June 19, 2002, but revised its ratings outlook to negative from stable, reflecting Moody’s concern over the Company’s cash flow performance in the fourth quarter of 2001 and the first quarter of 2002. On July 23, 2003, Moody’s announced that it had placed the Company’s credit ratings under review for possible downgrade due to Moody’s concern that weaker North American demand for titanium dioxide combined with pricing pressure could translate into weaker credit metrics and less free cash flow for the near term. On August 13, 2003, Moody’s announced that it had lowered the Company’s senior implied rating to Ba2, and the Senior Notes’ rating to Ba3, citing the Company’s high leverage, modest coverage of interest expense, weaker than anticipated TiO2 demand and potential covenant compliance issues. The ratings remain under review by Moody’s for possible downgrade pending Moody’s analysis of announced accounting errors and related financial statement restatements, and the Company’s current outlook for its business. As a result of the non-investment grade ratings by both S&P and Moody’s, the Company was required to provide, in April 2003, a $2.5 letter of credit, which remains outstanding, to secure its obligations under a real estate lease, resulting in an equal reduction of availability under the Revolving Loans. Furthermore, the Company could be required to cash collateralize the mark-to-market positions of certain derivative instruments which expire in January 2004, dependent upon the market value of these instruments. Based on the current market value of the instruments, the Company is not

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in millions, except share data)

required to place any funds on deposit with the counterparty to these transactions. In addition, these actions by Moody’s and S&P could heighten concerns of the Company’s creditors and suppliers which could result in these creditors and suppliers placing limitations on credit extended to the Company and demands from creditors for additional credit restrictions or security.

The Company uses gold as a component in a catalyst at its La Porte, Texas facility. In April 1998, the Company entered into an agreement that provided the Company with the right to use gold owned by a third party for a five-year term. In April 2003, the Company renewed this agreement for a one-year term and simultaneously entered into a forward purchase agreement in order to mitigate the risk of change in the market price of gold. The renewed agreement required the Company to either deliver the gold to the counterparty at the end of the term or pay to the counterparty an amount equal to its then-current value. The renewed agreement provided that if the Company was downgraded below BB by S&P or Ba2 by Moody’s, the third party could require the Company to purchase the gold at its then-current value. After discussions with the counterparty to the agreement as to whether the counterparty had the right to require the Company to purchase the gold due to Moody’s August 13, 2003 announcement referenced above, the Company determined to terminate the renewed agreement and purchase the gold for its then-current market value. On August 28, 2003, the Company paid the counterparty $14, net of $1 of proceeds from the termination of its forward purchase contract. The Company’s obligation under this agreement was $14 at December 31, 2002, and was included in Other short-term borrowings. The change in value of the gold and the Company’s obligation under this agreement, which is included in Selling, development and administrative expense, was a loss of $1 for each of the three months and nine months ended September 30, 2003, a loss of $2 for the nine months ended September 30, 2002, and for the three months ended September 30, 2002 was not significant. The change in value of the forward purchase agreement was a gain of $1 for each of the three months and nine months ended September 30, 2003, which is included in Selling, development and administrative expense.

The maturities of the Company’s Long-term debt through 2008 and thereafter are as follows:

	October 1- December 31, 2003	2004	2005	2006	2007	2008	Thereafter	Total
Revolving Loans	$—	$47	$—	$—	$—	$—	$—	$47
Term Loans	—	47	—	—	—	—	—	47
7.00% Senior Notes	—	—	—	500	—	—	—	500
7.625% Senior Debentures	—	—	—	—	—	—	250	250
9.25% Senior Notes	—	—	—	—	—	475	—	475
Other Long-term debt	2	5	5	5	2	1	4	24

Maturities of Long-term debt	$2	$99	$5	$505	$2	$476	$254	1,343

Non-cash components of Long-term debt								20

Total debt								1,363
Less: Current maturities of long-term debt								(99)

Total Long-term debt								$1,264

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in millions, except share data)

Note 9—Derivative Instruments and Hedging Activities

The Company is exposed to market risk, such as changes in currency exchange rates, interest rates and commodity pricing. To manage the volatility relating to these exposures, the Company selectively enters into derivative transactions pursuant to the Company’s policies for hedging practices. Designation is performed on a specific exposure basis to support hedge accounting. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the fair value or cash flows of the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for speculative or trading purposes.

Foreign Currency Exposure Management: The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The primary purpose of the Company’s foreign currency hedging activities is to manage the volatility associated with foreign currency purchases and foreign currency sales. The Company utilizes forward exchange contracts with various terms. As of September 30, 2003, these contracts had expiration dates no later than September 2004.

The Company utilizes forward exchange contracts with contract terms normally lasting less than three months to protect against the adverse effect that exchange rate fluctuations may have on foreign currency denominated trade receivables and trade payables. These derivatives have not been designated as hedges for accounting purposes. The gains and losses on both the derivatives and the foreign currency denominated trade receivables and payables are recorded in current earnings. Net amounts included in earnings, which offset similar amounts from foreign currency denominated trade receivables and payables, were gains of $3 and $6 in the three months and nine months ended September 30, 2003, respectively, and a loss of $2 and a gain of $2 in the three months and nine months ended September 30, 2002, respectively.

In addition, the Company utilizes forward exchange contracts that qualify as cash flow hedges. These are intended to offset the effect of exchange rate fluctuations on forecasted sales and inventory purchases. Gains and losses on these instruments are deferred in other comprehensive income (“OCI”) until the underlying transaction is recognized in earnings. The earnings impact is reported either in Net sales or Cost of products sold to match the underlying transaction being hedged. Net amounts on forward exchange contracts designated as cash flow hedges reclassified to earnings to match the gain or loss on the underlying transaction being hedged were a net loss of $1 and $5 for the three months and nine months ended September 30, 2003, respectively, and a net gain of $1 and $4 for the three months and nine months ended September 30, 2002, respectively. Hedge ineffectiveness had no significant impact on earnings for each of the three months and nine months ended September 30, 2003 and 2002. No forward exchange contract cash flow hedges were discontinued during the three months and nine months ended September 30, 2003 and 2002. The Company currently estimates that net losses of approximately $3 ($2 net of tax) on foreign currency cash flow hedges included in OCI at September 30, 2003 will be reclassified to earnings during the next twelve months.

Commodity Price Risk Management: Raw materials used by the Company are subject to price volatility caused by demand and supply conditions and other unpredictable factors. The Company selectively uses commodity swap arrangements and commodity options with various terms to manage the volatility related to anticipated purchases of natural gas and certain commodities, a portion of which exposes the Company to natural gas price risk. As of September 30, 2003, these instruments had expiration dates no later than March 2004. Certain of these instruments are designated as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are included in OCI to the extent effective, and reclassified into Cost of products sold in the period during which the hedged transaction affects earnings. The mark-to-market gains or losses on ineffective

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in millions, except share data)

portions of hedges are recognized immediately in Cost of products sold. During the three months ended September 30, 2003, net losses on commodity swaps designated as cash flow hedges reclassified to Cost of products sold were $1, and for the nine months ended September 30, 2003, were not significant. During the three months and nine months ended September 30, 2002, net losses of $1 and $4, respectively, on commodity swaps designated as cash flow hedges were reclassified to Cost of products sold to match the gain or loss on the underlying transaction being hedged. Hedge ineffectiveness had no significant impact on results of operations for the three months and nine months ended September 30, 2003 and 2002. No commodity swap cash flow hedges were discontinued in the three months ended September 30, 2003 or the three months and nine months ended September 30, 2002. Net losses on commodity swap cash flow hedges that were discontinued in the nine months ended September 30, 2003 were not significant. The Company currently estimates that net losses on commodity swaps included in OCI at September 30, 2003 that will be reclassified to earnings during the next twelve months will not be significant.

In addition, the Company utilizes commodity swap and option arrangements to manage price volatility related to anticipated purchases of certain commodities, a portion of which exposes the Company to natural gas price risk. These derivatives have not been designated as hedges for accounting purposes. The gains and losses on these instruments are recorded in current earnings. Net losses included in earnings were $1 and $2 in the three months and nine months ended September 30, 2003, respectively. The Company held no such instruments during the nine months ended September 30, 2002.

In April 2003, the Company entered into a forward purchase agreement in order to mitigate the risk of change in the market price of gold. This forward purchase contract was terminated in August 2003 when the Company discontinued its arrangement for the right to use gold owned by a third party, as more fully described in Note 8. This derivative was not designated as a hedge for accounting purposes. The gain on this instrument, which is included in Selling, development and administrative expense, and offsets a similar amount of loss on the Company’s obligation under the gold agreement, while the agreement was in effect, was $1 for each of the three months and nine months ended September 30, 2003.

Interest Rate Risk Management: The Company selectively uses derivative instruments to manage its ratio of debt bearing fixed interest rates to debt bearing variable interest rates. At September 30, 2003, the Company had outstanding interest rate swap agreements with a notional amount of $225, which are designated as fair value hedges of underlying fixed-rate obligations. The fair value of these interest rate swap agreements was approximately $5 at September 30, 2003 resulting in an increase in the carrying value of long-term debt and the recognition of a corresponding swap asset. The gains and losses on both the interest rate swaps and the hedged portion of the underlying debt are recorded in Interest expense. In addition, at September 30, 2003, the Company had outstanding an interest forward rate agreement with a notional amount of $50, which is designated as a cash flow hedge of outstanding variable rate debt. The fair value of this interest rate swap agreement was not significant at September 30, 2003. The Company also had an interest forward rate agreement with a notional amount of $50, which has not been designated as a hedge for accounting purposes. The gains and losses on this derivative are recorded in the current period in Interest expense. The fair value of this interest rate swap agreement was not significant at September 30, 2003. Hedge ineffectiveness had no significant impact on earnings for the three months and nine months ended September 30, 2003 and 2002.

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in millions, except share data)

Note 10—Comprehensive Income (Loss)

The following table sets forth the components of other comprehensive income (loss) and total comprehensive (loss) income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
		(Restated— See Note 2)		(Restated— See Note 2)
Net (loss) income	$(28)	$5	$(64)	$(331)
Other comprehensive income (loss):
Net gains (losses) on derivative financial instruments	1	4	(2)	6
Minimum pension liability adjustment	—	—	—	1
Currency translation adjustment	7	(14)	66	10

Total comprehensive (loss) income	$(20)	$(5)	$—	$(314)

Note 11—Commitments and Contingencies

Legal and Environmental: The Company and various Company subsidiaries are defendants in a number of pending legal proceedings relating to present and former operations. The Company believes that it has valid defenses to these proceedings and is defending them vigorously. However, litigation is subject to uncertainties and the Company is unable to guarantee the outcome of these proceedings. In addition, the Company may be subject to potential unknown liabilities associated with its present and former operations for which it may be responsible.

Together with other alleged past manufacturers of lead-based paint and lead pigments for use in paint, the Company, a current subsidiary, as well as alleged predecessor companies, have been named as defendants in various legal proceedings alleging that they and other manufacturers are responsible for personal injury, property damage, and remediation costs allegedly associated with the use of these products. The plaintiffs in these legal proceedings include municipalities, counties, school districts, individuals and the State of Rhode Island, seek recovery under a variety of theories, including negligence, failure to warn, breach of warranty, conspiracy, market share liability, fraud, misrepresentation and public nuisance. Legal proceedings relating to lead pigment or paint are in various procedural stages or pre-trial, post-trial and post-dismissal settings.

One proceeding relating to lead pigment or paint was tried in 2002. On October 29, 2002, after a trial in which the jury deadlocked, the court in the State of Rhode Island v. Lead Industry Association, Inc., et al, commenced in the Superior Court of Providence, Rhode Island, on October 13, 1999, declared a mistrial. The sole issue before the jury in this phase of the proceeding was whether lead pigment in paint in and on public and private Rhode Island buildings constitutes a “public nuisance.” On March 20, 2003, the court denied the motions for the judgment as a matter of law filed by both sides during and after the trial. The case is set for retrial in April 2004.

There are eleven pending legal proceedings relating to lead pigment or paint in various pre-trial stages. There are three pending legal proceedings relating to lead pigment or paint that were dismissed after motions to dismiss or for summary judgment were granted by courts in favor of the defendants, but are now pending appeal. There are two legal proceedings in which the court granted summary judgment in favor of the defendants and for

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in millions, except share data)

which notices of appeal have been filed. There are four legal proceedings relating to lead pigment or paint which have been voluntarily dismissed by the plaintiffs. There is also one legal proceeding relating to lead pigment or paint that was dismissed after summary judgment was granted by the court in favor of the defendants, but which has not been appealed. There are four legal proceedings relating to lead pigment or paint that were abated under the laws of the State of Texas pending the resolution of an appeal in another legal proceeding involving lead pigment or paint where summary judgment was granted by the court in favor of one defendant. During the abatement period, expected to last one to two years, no defense costs will be incurred for the abated legal proceedings. Finally, there are five legal proceedings relating to lead pigment or paint that have been filed with a court, are pending, but have yet to be formally served on the Company, any of its subsidiaries, or alleged predecessor companies. One additional legal proceeding was similarly filed, never served on the Company or any defendant, and was withdrawn. The case will be automatically dismissed for failure to prosecute after one year.

The Company’s defense costs to date for lead-based paint and lead pigment litigation largely have been covered by insurance. The Company has insurance policies that potentially provide approximately one billion dollars in indemnity coverage for lead-based paint and lead pigment litigation. As a result of insurance coverage litigation initiated by the Company, an Ohio trial court issued a decision in 2002 effectively requiring certain insurance carriers to resume paying defense costs in the lead-based paint and lead pigment cases. Indemnity coverage was not at issue in the Ohio court’s decision. The insurance carriers may appeal the Ohio decision regarding defense costs, and they have in the past and may in the future attempt to deny indemnity coverage if there is ever a settlement or an adverse judgment in any lead-based paint or lead pigment case.

In 1986, a predecessor of a company that is now a subsidiary of the Company sold its recently acquired Glidden Paints business. As part of that sale, the seller agreed to indemnify the purchaser against certain claims made during the first eight years after the sale; the purchaser agreed to indemnify the seller against such claims made after the eight-year period. With the exception of the two cases discussed below, all pending lead-based paint and lead pigment litigation involving the Company and its subsidiaries, including the Rhode Island case, was filed after the eight-year period. Accordingly, the Company believes that it is entitled to full indemnification from the purchaser against lead-based paint and lead pigment cases filed after the eight-year period. The purchaser disputes that it has such an indemnification obligation, and claims that the seller must indemnify it. Since the Company’s defense costs to date largely have been covered by insurance and there never has been a settlement paid by, nor any judgment rendered against, the Company (or any other company sued in any lead-based paint or lead pigment litigation), the parties’ indemnification claims have not been ruled on by a court.

A current subsidiary and an alleged predecessor company are parties to the only two remaining cases originally filed within the eight-year period following the 1986 sale of the Glidden Paints business referred to above. In the first of these cases, The City of New York, et al. v. Lead Industries Association, Inc., et al., commenced in the Supreme Court of the State of New York on June 8, 1989, the New York City Housing Authority brought an action relating to tens of thousands of public housing units. All claims in that case have been dropped except for those relating to two housing projects. The other remaining case, Jackson, et al. v. The Glidden Co., et al., commenced in the Court of Common Pleas, Cuyahoga County, Ohio, on August 12, 1992, includes five minors as plaintiffs. Dispositive motions were filed in that case in late 2002 and have yet to be ruled on by the court.

The Company believes that it has valid defenses to the pending lead-based paint and lead pigment proceedings and is vigorously defending them. However, litigation is inherently subject to many uncertainties. There can be no assurance that additional lead-based paint and lead pigment litigation will not be filed against the Company or its subsidiaries in the future asserting similar or different legal theories and seeking similar or

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in millions, except share data)

different types of damages and relief. While an outcome such as that reached in the Rhode Island proceeding may have a positive effect on the lead-based paint and lead pigment litigation against the Company, its subsidiaries and other defendants by reducing the number and nature of future claims and proceedings, other adverse court rulings or determinations of liability, among other factors, could encourage an increase in the number of future claims and proceedings. In addition, from time to time, legislation and administrative regulations have been enacted or proposed to impose obligations on present and former manufacturers of lead-based paint and lead pigment respecting asserted health concerns associated with such products or to overturn successful court decisions. Due to the uncertainties involved, the Company is unable to predict the outcome of lead-based paint and lead pigment litigation, the number or nature of possible future claims and proceedings, or the effect that any legislation and/or administrative regulations may have on the Company or its subsidiaries. In addition, management cannot reasonably estimate the scope or amount of the costs and potential liabilities related to such litigation, or any such legislation and regulations. Based upon, among other things, the outcome of such litigation to date, including the dismissal of most of the over 50 lawsuits brought in recent years, management does not currently believe, but can not assure, that the costs or potential liabilities ultimately determined to be attributable to the Company arising out of such litigation will have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company. The Company has not accrued any potential liabilities for judgments or settlements resulting from lead-based paint and lead pigment litigation.

The Company and various Company subsidiaries are defendants in a number of pending legal proceedings relating to present and former operations alleging injurious exposure of plaintiffs to various chemicals and other materials on the premises of, or manufactured by, the Company’s current and former subsidiaries. Typically, such proceedings involve claims made by many plaintiffs against many defendants in the chemical industry. Millennium Petrochemicals, a wholly-owned indirect subsidiary of the Company, is one of a number of defendants in 90 active premises-based asbestos cases (i.e., where the alleged exposure to asbestos-containing materials was to employees of third-party contractors or subcontractors on the premises of certain facilities, and did not relate to any products manufactured or sold by the Company or any of its predecessors). Millennium Petrochemicals is responsible for these premises-based cases as a result of its indemnification obligations under the Company’s agreements with Equistar; however, Equistar will be required to indemnify Millennium Petrochemicals for any such claims filed on or after December 1, 2004 related to the assets or businesses contributed by Millennium Petrochemicals to Equistar. In addition, various other Company subsidiaries and alleged former subsidiaries are among a number of defendants in 60 active premises-based asbestos cases. The Company believes that it has valid defenses to these proceedings and is defending them vigorously. However, litigation is subject to uncertainties and the Company is unable to guarantee the outcome of these proceedings.

On January 16, 2002, Slidell Inc. (“Slidell”) filed a lawsuit against Millennium Inorganic Chemicals Inc., a wholly-owned operating subsidiary of the Company, alleging breach of contract and other related causes of action arising out of a contract between the two parties for the supply of packaging equipment. In the suit, Slidell seeks unspecified monetary damages. The Company believes it has substantial defenses to these allegations and has filed a counterclaim against Slidell.

The Company’s businesses are subject to extensive federal, state, local and foreign laws, regulations, rules and ordinances concerning, among other things, emissions to the air, discharges and releases to land and water, the generation, handling, storage, transportation, treatment and disposal of wastes and other materials and the remediation of environmental pollution caused by releases of wastes and other materials (collectively, “Environmental Laws”). The operation of any chemical manufacturing plant and the distribution of chemical products entail risks under Environmental Laws, many of which provide for substantial fines and criminal sanctions for violations. There can be no assurance that significant costs or liabilities will not be incurred with

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in millions, except share data)

respect to the Company’s operations and activities. In particular, the production of TiO2, TiCl4, VAM, acetic acid, methanol and certain other chemicals involves the handling, manufacture or use of substances or compounds that may be considered to be toxic or hazardous within the meaning of certain Environmental Laws, and certain operations have the potential to cause environmental or other damage. Significant expenditures including facility-related expenditures could be required in connection with any investigation and remediation of threatened or actual pollution, triggers under existing Environmental Laws tied to production or new requirements under Environmental Laws.

The Company cannot predict whether future developments or changes in laws and regulations concerning environmental protection will affect its earnings or cash flows in a materially adverse manner or whether its operating units, Equistar or La Porte Methanol Company, will be successful in meeting future demands of regulatory agencies in a manner that will not materially adversely affect the consolidated financial position, results of operations or cash flows of the Company. For example, the Texas Commission on Environmental Quality (the “TCEQ”) submitted a plan to the United States Environmental Protection Agency (“EPA”) requiring the eight-county Houston/Galveston, Texas area to come into compliance with the National Ambient Air Quality Standard for ozone by 2007. These requirements would have mandated significant reductions of nitrogen oxide (“NOx”) emissions requiring increased capital investment by Equistar of between $200 and $260 before the 2007 regulatory deadline, as well as create higher annual operating costs. In December 2002, the TCEQ adopted revised rules, which changed the required NOx emission reduction levels from 90% to 80% while requiring new controls on emissions of highly reactive volatile organic compounds (“HRVOCs”), such as ethylene, propylene, butadiene and butanes. Based on the 80% NOx reduction requirement, Equistar estimates that its aggregate related capital expenditures could total between $165 and $200 before the 2007 deadline, of which $45 has been incurred as of September 30, 2003, and could result in higher annual operating costs. This result could potentially affect cash distributions from Equistar to the Company. Equistar is still assessing the impact of the new HRVOC control requirements. Additionally, the TCEQ plans to make a final review of these rules, with final rule revisions to be adopted by May 2004. The timing and amount of these expenditures are subject to regulatory and other uncertainties, as well as obtaining the necessary permits and approvals. At this time, there can be no guarantee as to the ultimate capital cost of implementing any final plan developed to ensure ozone attainment by the 2007 deadline.

From time to time, various agencies may serve cease and desist orders or notices of violation on an operating unit or deny its applications for certain licenses or permits, in each case alleging that the practices of the operating unit are not consistent with regulations or ordinances. In some cases, the relevant operating unit may seek to meet with the agency to determine mutually acceptable methods of modifying or eliminating the practice in question. On April 14, 2003, a subsidiary of the Company received a Proposed Director’s Final Findings and Orders from the Ohio Environmental Protection Agency (the “Ohio EPA”), for alleged violations of Ohio environmental regulations. On August 7, 2003, the Company settled the matter by agreeing to pay a penalty of $0.106. The Company believes that its operating units generally operate in compliance with applicable regulations and ordinances in a manner that should not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

Certain Company subsidiaries have been named as defendants, potentially responsible parties (“PRPs”), or both, in a number of environmental proceedings associated with waste disposal sites or facilities currently or previously owned, operated or used by the Company’s current or former subsidiaries or their predecessors, some of which are on the Superfund National Priorities List of the EPA or similar state lists. These proceedings seek cleanup costs, damages for personal injury or property damage, or both. Based upon third-party technical reports, the projections of outside consultants or outside counsel, or both, the Company has estimated its individual

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in millions, except share data)

exposure at these sites to be between $0.01 and $23. In the most significant of these proceedings, a subsidiary is named as one of four PRPs at the Kalamazoo River Superfund Site in Michigan. The site involves contamination of river sediments and floodplain soils with polychlorinated biphenyls. Originally commenced on December 2, 1987 in the United States District Court for the Western District of Michigan as Kelly v. Allied Paper, Inc., et al., the matter was stayed and is being addressed under the Comprehensive Environmental Response, Compensation and Liability Act. In October 2000, the Kalamazoo River Study Group (the “KRSG”), of which one of the Company’s subsidiaries is a member, submitted to the State of Michigan a Draft Remedial Investigation and Draft Feasibility Study (the “Draft Study”), which evaluated a number of remedial options and recommended a remedy involving the stabilization of several miles of river bank and the long-term monitoring of river sediments at a total collective cost of approximately $73. The five remedial options considered in the Draft Study range from no action to total dredging of the river and off-site disposal of the dredged materials. In February 2001, the PRPs, at the request of the State of Michigan, also evaluated nine additional potential remedies. The cost for these remedial options ranged from $0 to $2.5 billion, however, the Company strongly believes that both the $0 figure and the $2.5 billion figure are remote. During 2001, additional sampling activities were performed in discrete parts of the river. At the end of 2001, the EPA assumed responsibility for the site at the request of the State. While the State submitted negative comments to the EPA on the Draft Study, the EPA has yet to comment. The Company is paying 35% of the costs for the river portion of the investigation based on an interim allocation. The Company has estimated its liability at this site based upon its share of the KRSG Draft Study’s recommended remedy. However, guidance as to how the EPA will likely proceed at the Kalamazoo site with respect to further evaluation and remediation is not expected until early 2004. At that time, the Company’s estimate of its liability and its accrual will be reevaluated. Recently, the EPA identified 14 private entities and 7 municipalities and sent them formal requests for information regarding their possible connection with the Kalamazoo site. The Company’s ultimate liability for the Kalamazoo site will depend on many factors that have not yet been determined, including the ultimate remedy selected by the EPA, the number and financial viability of the other members of the KRSG as well as of other PRPs outside the KRSG, and the determination of the final allocation among the members of the KRSG and other PRPs.

The Company believes that the reasonably probable and estimable range of potential liability for environmental and other legal contingencies, collectively, but which primarily relates to environmental remediation activities and other environmental proceedings, is between $59 and $80 and has accrued $66 as of September 30, 2003. The Company expects that cash expenditures related to these potential liabilities will be made over a number of years, and will not be concentrated in any single year. This accrual also reflects the fact that certain Company subsidiaries have contractual obligations to indemnify other parties against certain environmental and other liabilities. For example, the Company agreed as part of its demerger (i.e., spin-off) from Hanson plc (“Hanson”), a company incorporated in the United Kingdom, on October 1, 1996 to indemnify Hanson and certain of its subsidiaries against certain of such contractual indemnification obligations, and Millennium Petrochemicals agreed as part of the December 1, 1997 formation of Equistar to indemnify Equistar for certain liabilities related to the assets contributed by Millennium Petrochemicals to Equistar in excess of $7, which threshold was exceeded in 2001. The terms of these indemnification agreements do not limit the maximum potential future payments to the indemnified parties. The maximum amount of future indemnification payments is dependent upon many factors and is not practicable to estimate.

No assurance can be given that actual costs for known legal and environmental matters will not exceed accrued amounts, or that estimates made with respect to indemnification obligations will be accurate. In addition, it is possible that costs will be incurred with respect to legal and environmental matters that currently are unknown or as to which it is currently not possible to make an estimate. Based upon information currently available, the Company believes, but can not assure, that the resolution of these legal and environmental matters

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in millions, except share data)

will not, either individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows.

Note 12—Operations by Business Segment

The Company’s principal operations are managed and grouped as three separate business segments: Titanium Dioxide and Related Products, Acetyls, and Specialty Chemicals. Operating income and expense not identified with the three separate business segments, including certain of the Company’s S,D&A costs not allocated to its three business segments, employee-related costs from predecessor businesses and certain other expenses, including costs associated with the Company’s reorganization and cost reduction program announced in July 2003, are reflected as Other. The following is a summary of the Company’s operations by business segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
		(Restated— See Note 2)		(Restated— See Note 2)
Net sales
Titanium Dioxide and Related Products	$293	$296	$874	$858
Acetyls	115	91	316	239
Specialty Chemicals	23	24	72	70

Total	$431	$411	$1,262	$1,167

Operating (loss) income (1)
Titanium Dioxide and Related Products	$7	$21	$51	$46
Acetyls	6	8	18	3
Specialty Chemicals	(1)	2	3	8
Other	(17)	(1)	(26)	—

Total	$(5)	$30	$46	$57

Depreciation and amortization
Titanium Dioxide and Related Products	$24	$21	$69	$61
Acetyls	2	3	8	9
Specialty Chemicals	2	2	6	6

Total	$28	$26	$83	$76

Capital expenditures
Titanium Dioxide and Related Products	$9	$14	$26	$37
Acetyls	1	1	1	1
Specialty Chemicals	—	3	2	5

Total	$10	$18	$29	$43

(1)	The Other segment includes $15 and $16 of costs for the three months and nine months ended September 30, 2003, respectively, as a result of the Company’s cost-reduction program (see Note 5), and a benefit of $5 from a reduction of reserves due to favorable resolution of environmental claims related to predecessor businesses reserved for in prior years in the nine months ended September 30, 2002.

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in millions, except share data)

	September 30, 2003	December 31, 2002
Goodwill
Titanium Dioxide and Related Products	$58	$58
Acetyls	48	48

Total	$106	$106

Note 13—Information on Equistar

The following is summarized financial information for Equistar:

	September 30, 2003	December 31, 2002
Current assets	$1,196	$1,126
Noncurrent assets	3,749	3,926

Total assets	$4,945	$5,052

Current liabilities	$625	$714
Noncurrent liabilities	2,634	2,417
Partners’ capital	1,686	1,921

Total liabilities and partners’ capital	$4,945	$5,052

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Net sales	$1,642	$1,508	$4,880	$4,106
Operating income (loss)	12	71	(60)	18
(Loss) income before cumulative effect of accounting change	(40)	22	(235)	(132)
Cumulative effect of accounting change	—	—	—	(1,053)
Net (loss) income	(40)	22	(235)	(1,185)

The Company recorded $30 related to its share of Equistar’s write-down of goodwill during the three months ended March 31, 2002. Even though the Company’s share (i.e., 29.5%) of Equistar’s write-down is higher than the amount recorded by the Company, most of the write-down was previously taken by the Company in 1999 when it wrote down its investment in Equistar by $639.

On March 31, 2003, Equistar completed transactions involving a 15-year propylene supply arrangement and the sale of its Bayport polypropylene production facility in Pasadena, Texas. Equistar received total cash proceeds of approximately $194, including the value of the polypropylene inventory sold. Approximately $159 of the total cash proceeds represented a partial prepayment under the propylene supply arrangement. Equistar’s results for the nine months ended September 30, 2003, include a $12 loss on the sale of the polypropylene production facility.

In April 2003, Equistar issued $450 of 10.625% senior notes due in 2011. The proceeds, net of associated fees, were used to prepay $300 of 8.5% notes due in the first quarter of 2004, approximately $122 of the $296 of

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in millions, except share data)

outstanding term loans under Equistar’s credit facility and prepayment premiums of approximately $17. Equistar’s results for the nine months ended September 30, 2003, include $19 of debt prepayment costs, consisting of the $17 prepayment premium and the write-off of $2 of unamortized debt issuance costs related to the prepaid term loan.

Note 14—Supplemental Financial Information

Millennium America, a wholly-owned indirect subsidiary of the Company, is a holding company for all of the Company’s operating subsidiaries other than its operations in the United Kingdom, France, Brazil and Australia. Millennium America is the issuer of the 7% Senior Notes, the 7.625% Senior Debentures, and the 9.25% Senior Notes, and is the principal borrower under the Credit Agreement. Millennium America guarantees all obligations under the Credit Agreement. The 7% Senior Notes, the 7.625% Senior Debentures and the 9.25% Senior Notes, as well as outstanding amounts under the Credit Agreement, are guaranteed by the Company. Accordingly, the following Condensed Consolidating Balance Sheets at September 30, 2003 and December 31, 2002, the Condensed Consolidating Statements of Operations for the three months and nine months ended September 30, 2003 and 2002, and the Condensed Consolidating Statements of Cash Flows for the nine months ended September 30, 2003 and 2002 are provided for the Company as supplemental financial information to the Company’s consolidated financial statements to disclose the financial position, results of operations and cash flows of (i) the Company, (ii) Millennium America, and (iii) all subsidiaries of the Company other than Millennium America (the “Non-Guarantor Subsidiaries”). The investment in subsidiaries of Millennium America and the Company are accounted for by the equity method; accordingly, the shareholders’ (deficit) equity of Millennium America and the Company are presented as if each of those companies and their respective subsidiaries were reported on a consolidated basis.

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in millions, except share data)

CONDENSED CONSOLIDATING BALANCE SHEETS

	Millennium America Inc. (Issuer)	Millennium Chemicals Inc. (Guarantor)	Non-Guarantor Subsidiaries	Eliminations	Millennium Chemicals Inc. and Subsidiaries
September 30, 2003

ASSETS
Inventories	$—	$—	$427	$—	$427
Other current assets	15	—	447	—	462
Property, plant and equipment, net	—	—	849	—	849
Investment in Equistar	—	—	494	—	494
Investment in subsidiaries	344	100	—	(444)	—
Other assets	16	—	32	—	48
Goodwill	—	—	106	—	106
Due from parent and affiliates, net	807	—	—	(807)	—

Total assets	$1,182	$100	$2,355	$(1,251)	$2,386

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current maturities of long-term debt	$94	$—	$5	$—	$99
Other current liabilities	33	—	342	—	375
Long-term debt	1,247	—	17	—	1,264
Deferred income taxes	—	—	290	—	290
Other liabilities	—	—	380	—	380
Due to parent and affiliates, net	—	150	657	(807)	—

Total liabilities	1,374	150	1,691	(807)	2,408
Minority interest	—	—	28	—	28
Shareholders’ (deficit) equity	(192)	(50)	636	(444)	(50)

Total liabilities and shareholders’ (deficit) equity	$1,182	$100	$2,355	$(1,251)	$2,386

December 31, 2002 (Restated—See Note 2)

ASSETS
Inventories	$—	$—	$406	$—	$406
Other current assets	10	—	403	—	413
Property, plant and equipment, net	—	—	862	—	862
Investment in Equistar	—	—	563	—	563
Investment in subsidiaries	349	95	—	(444)	—
Other assets	15	—	31	—	46
Goodwill	—	—	106	—	106
Due from parent and affiliates, net	638	—	—	(638)	—

Total assets	$1,012	$95	$2,371	$(1,082)	$2,396

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current maturities of long-term debt	$3	$—	$9	$—	$12
Other current liabilities	8	—	455	—	463
Long-term debt	1,196	—	16	—	1,212
Deferred income taxes	—	—	337	—	337
Other liabilities	—	—	388	—	388
Due to parent and affiliates, net	—	130	508	(638)	—

Total liabilities	1,207	130	1,713	(638)	2,412
Minority interest	—	—	19	—	19
Shareholders’ (deficit) equity	(195)	(35)	639	(444)	(35)

Total liabilities and shareholders’ (deficit) equity	$1,012	$95	$2,371	$(1,082)	$2,396

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in millions, except share data)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	Millennium America Inc. (Issuer)	Millennium Chemicals Inc. (Guarantor)	Non-Guarantor Subsidiaries	Eliminations	Millennium Chemicals Inc. and Subsidiaries
Three Months Ended September 30, 2003
Net sales	$—	$—	$431	$—	$431
Cost of products sold	—	—	362	—	362
Depreciation and amortization	—	—	28	—	28
Selling, development and administrative expense	—	1	30	—	31
Reorganization and office closure costs	—	—	15	—	15

Operating loss	—	(1)	(4)	—	(5)
Interest expense, net	(24)	—	1	—	(23)
Intercompany interest income (expense), net	25	—	(25)	—	—
Loss on Equistar investment	—	—	(12)	—	(12)
Equity in (loss) earnings of subsidiaries	(10)	(28)	—	38	—
Other income, net	—	—	1	—	1
Benefit from income taxes	—	1	10	—	11

Net (loss) income	$(9)	$(28)	$(29)	$38	$(28)

Three Months Ended September 30, 2002 (Restated—See Note 2)
Net sales	$—	$—	$411	$—	$411
Cost of products sold	—	—	317	—	317
Depreciation and amortization	—	—	26	—	26
Selling, development and administrative expense	1	—	37	—	38

Operating (loss) income	(1)	—	31	—	30
Interest expense, net	(22)	—	—	—	(22)
Intercompany interest income (expense), net	26	(1)	(25)	—	—
Earnings on Equistar investment	—	—	6	—	6
Equity in (loss) earnings of subsidiaries	(4)	6	—	(2)	—
Other expense, net	—	—	(2)	—	(2)
Provision for income taxes	(1)	—	(6)	—	(7)

Net (loss) income	$(2)	$5	$4	$(2)	$5

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in millions, except share data)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	Millennium America Inc. (Issuer)	Millennium Chemicals Inc. (Guarantor)	Non-Guarantor Subsidiaries	Eliminations	Millennium Chemicals Inc. and Subsidiaries
Nine Months Ended September 30, 2003
Net sales	$—	$—	$1,262	$—	$1,262
Cost of products sold	—	—	1,019	—	1,019
Depreciation and amortization	—	—	83	—	83
Selling, development and administrative expense	—	1	97	—	98
Reorganization and office closure costs	—	—	16	—	16

Operating (loss) income	—	(1)	47	—	46
Interest expense, net	(69)	—	1	—	(68)
Intercompany interest income (expense), net	73	(2)	(71)	—	—
Loss on Equistar investment	—	—	(69)	—	(69)
Equity in (loss) earnings of subsidiaries	(69)	(62)	—	131	—
Other expense, net	—	—	(4)	—	(4)
(Provision for ) benefit from income taxes	(1)	1	32	—	32
Cumulative effect of accounting change	—	—	(1)	—	(1)

Net (loss) income	$(66)	$(64)	$(65)	$131	$(64)

Nine Months Ended September 30, 2002 (Restated—See Note 2)
Net sales	$—	$—	$1,167	$—	$1,167
Cost of products sold	—	—	945	—	945
Depreciation and amortization	—	—	76	—	76
Selling, development and administrative expense	1	—	88	—	89

Operating (loss) income	(1)	—	58	—	57
Interest expense, net	(64)	—	—	—	(64)
Intercompany interest income (expense), net	79	(4)	(75)	—	—
Loss on Equistar investment	—	—	(39)	—	(39)
Equity in (loss) earnings of subsidiaries	(364)	(328)	—	692	—
Other expense, net	—	—	(4)	—	(4)
(Provision for) benefit from income taxes	(5)	1	28	—	24
Cumulative effect of accounting change	—	—	(305)	—	(305)

Net (loss) income	$(355)	$(331)	$(337)	$692	$(331)

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(Dollars in millions, except share data)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	Millennium America Inc. (Issuer)	Millennium Chemicals Inc. (Guarantor)	Non-Guarantor Subsidiaries	Eliminations	Millennium Chemicals Inc. and Subsidiaries
Nine Months Ended September 30, 2003
Cash flows from operating activities	$21	$(2)	$(66)	$—	$(47)

Cash flows from investing activities:
Capital expenditures	—	—	(29)	—	(29)

Cash used in investing activities	—	—	(29)	—	(29)

Cash flows from financing activities:
Dividends to shareholders	—	(17)	—	—	(17)
Proceeds from long-term debt	354	—	2	—	356
Repayment of long-term debt	(212)	—	(8)	—	(220)
Intercompany	(163)	19	144	—	—
Decrease in notes payable and other short-term borrowings	—	—	(19)	—	(19)

Cash (used in) provided by financing activities	(21)	2	119	—	100

Effect of exchange rate changes on cash	—	—	9	—	9

Increase in cash and cash equivalents	—	—	33	—	33
Cash and cash equivalents at beginning of year	6	—	119	—	125

Cash and cash equivalents at end of period	$6	$—	$152	$—	$158

Nine Months Ended September 30, 2002
Cash flows from operating activities	$(6)	$(4)	$62	$—	$52

Cash flows from investing activities:
Capital expenditures	—	—	(43)	—	(43)

Cash used in investing activities	—	—	(43)	—	(43)

Cash flows from financing activities:
Dividends to shareholders	—	(26)	—	—	(26)
Proceeds from long-term debt	245	—	10	—	255
Repayment of long-term debt	(228)	—	(6)	—	(234)
Intercompany	(3)	30	(27)	—	—
Increase in notes payable	—	—	3	—	3

Cash provided by (used in) financing activities	14	4	(20)	—	(2)

Effect of exchange rate changes on cash	—	—	(2)	—	(2)

Increase (decrease) in cash and cash equivalents	8	—	(3)	—	5
Cash and cash equivalents at beginning of year	5	—	109	—	114

Cash and cash equivalents at end of period	$13	$—	$106	$—	$119

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

MILLENNIUM CHEMICALS INC.:

In our opinion, the consolidated balance sheets and the related consolidated statements of operations, cash flows, and changes in shareholders’ equity present fairly, in all material respects, the financial position of Millennium Chemicals Inc. and its subsidiaries (the “Company”) at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) on page 102 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for certain domestic inventories in 2002.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Accounting for Goodwill and Other Intangible Assets”.

As discussed in Note 2 to the consolidated financial statements, the Company has restated its financial statements for the years ending December 31, 2002, 2001 and 2000.

PricewaterhouseCoopers LLP

Florham Park, NJ

January 30, 2003, except for the impact of the restatement in Notes 1, 2, 8, 9, 12, 14, 17, 18 and 19, as to which date is November 12, 2003

MILLENNIUM CHEMICALS INC.

CONSOLIDATED BALANCE SHEETS

(Millions, except share data)

	As of December 31,
	2002	2001
ASSETS	(Restated– See Note 2)	(Restated– See Note 2)
Current assets
Cash and cash equivalents	$125	$114
Trade receivables, net	210	215
Inventories	406	399
Other current assets	78	61

Total current assets	819	789
Property, plant and equipment, net	862	880
Investment in Equistar	563	677
Other assets	46	238
Goodwill	106	381

Total assets	$2,396	$2,965

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Notes payable	$4	$4
Other short-term borrowings	14	—
Current maturities of long-term debt	12	11
Trade accounts payable	274	256
Income taxes payable	44	7
Accrued expenses and other liabilities	127	104

Total current liabilities	475	382
Long-term debt	1,212	1,172
Other long-term borrowings	—	11
Deferred income taxes	337	373
Other liabilities	388	516

Total liabilities	2,412	2,454

Commitments and contingencies (Note 16)
Minority interest	19	21
Shareholders’ (deficit) equity
Preferred stock (par value $.01 per share, authorized 25,000,000 shares, none issued and outstanding)	—	—
Common stock (par value $.01 per share, authorized 225,000,000 shares; issued 77,896,586 shares in 2002 and 2001, respectively)	1	1
Paid in capital	1,297	1,299
Accumulated deficit	(776)	(408)
Cumulative other comprehensive loss	(299)	(136)
Treasury stock, at cost (14,766,279 and 14,594,614 shares in 2002 and 2001, respectively)	(275)	(283)
Deferred compensation	17	17

Total shareholders’ (deficit) equity	(35)	490

Total liabilities and shareholders’ (deficit) equity	$2,396	$2,965

See Notes to Consolidated Financial Statements.

MILLENNIUM CHEMICALS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Millions, except per share data)

	Year Ended December 31,
	2002	2001	2000
	(Restated– See Note 2)	(Restated– See Note 2)	(Restated– See Note 2)
Net sales	$1,554	$1,590	$1,793
Operating costs and expenses
Cost of products sold	1,234	1,261	1,264
Depreciation and amortization	102	110	113
Selling, development and administrative expense	138	169	215
Reorganization and plant closure costs	—	36	—

Operating income	80	14	201
Interest expense	(90)	(85)	(80)
Interest income	4	3	3
(Loss) earnings on Equistar investment	(73)	(83)	45
Other (expense) income, net	(1)	1	14

(Loss) income before income taxes and minority interest	(80)	(150)	183
Benefit from (provision for) income taxes	58	100	(65)

(Loss) income before minority interest and cumulative effect of accounting change	(22)	(50)	118
Minority interest	(6)	(4)	(7)

(Loss) income before cumulative effect of accounting change	(28)	(54)	111
Cumulative effect of accounting change	(305)	—	—

Net (loss) income	$(333)	$(54)	$111

Basic (loss) earnings per share:
Before cumulative effect of accounting change	$(0.44)	$(0.85)	$1.73
From cumulative effect of accounting change	(4.80)	—	—

After cumulative effect of accounting change	$(5.24)	$(0.85)	$1.73

Diluted (loss) earnings per share:
Before cumulative effect of accounting change	$(0.44)	$(0.85)	$1.72
From cumulative effect of accounting change	(4.80)	—	—

After cumulative effect of accounting change	$(5.24)	$(0.85)	$1.72

See Notes to Consolidated Financial Statements.

MILLENNIUM CHEMICALS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Millions)

	Year Ended December 31,
	2002	2001	2000
	(Restated– See Note 2)	(Restated– See Note 2)	(Restated– See Note 2)
Cash flows from operating activities:
Net (loss) income	$(333)	$(54)	$111
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Cumulative effect of accounting change	305	—	—
Write-off of assets related to plant closure	—	10	—
Depreciation and amortization	102	110	113
Deferred income tax (benefit) provision	(35)	(68)	41
Non-cash income tax benefit	(22)	(42)	—
Restricted stock amortization and adjustments, net	—	1	(6)
Loss (earnings) on Equistar investment	73	83	(45)
Minority interest	6	4	7
Other, net	5	—	—
Changes in assets and liabilities:
Decrease (increase) in trade receivables	7	83	(52)
Decrease (increase) in inventories	4	(3)	(34)
(Increase) decrease in other current assets	(23)	30	24
Increase in other assets	(16)	(19)	(18)
Increase in trade accounts payable	12	64	19
Increase (decrease) in accrued expenses and other liabilities and income taxes payable	15	(35)	(93)
Decrease in other liabilities	(16)	(52)	(47)

Cash provided by operating activities	84	112	20

Cash flows from investing activities:
Capital expenditures	(71)	(97)	(110)
Distributions from Equistar	—	—	83
Proceeds from sales of property, plant & equipment	1	19	4

Cash used in investing activities	(70)	(78)	(23)

Cash flows from financing activities:
Dividends to shareholders	(35)	(35)	(35)
Repurchases of common stock	—	—	(65)
Proceeds from long-term debt	302	783	311
Repayment of long-term debt	(272)	(736)	(187)
Increase (decrease) in notes payable	3	(34)	(17)

Cash (used in) provided by financing activities	(2)	(22)	7

Effect of exchange rate changes on cash	(1)	(5)	(7)

Increase (decrease) in cash and cash equivalents	11	7	(3)
Cash and cash equivalents at beginning of year	114	107	110

Cash and cash equivalents at end of year	$125	$114	$107

See Notes to Consolidated Financial Statements.

MILLENNIUM CHEMICALS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Common Stock		Treasury Stock	Deferred Compensation	Paid In Capital	Accumulated Deficit	Unearned Restricted Shares	Cumulative Other Comprehensive Loss	Total
	Outstanding Shares	Amount
	(Millions)
Balance at December 31, 1999 (Restated—See Note 2)	68	$1	$(210)	$10	$1,335	$(398)	$(28)	$(61)	$649
Comprehensive income (loss)
Net income	—	—	—	—	—	111	—	—	111
Other comprehensive loss
Currency translation adjustment	—	—	—	—	—	—	—	(46)	(46)

Total comprehensive income (loss)	—	—	—	—	—	111	—	(46)	65
Amortization and adjustment of unearned restricted shares	—	—	—	—	(9)	—	3	—	(6)
Shares repurchased	(3)	—	(65)	—	—	—	—	—	(65)
Shares purchased by employee benefit plan trusts	(1)	—	(7)	5	—	—	—	—	(2)
Dividend to shareholders	—	—	—	—	—	(35)	—	—	(35)

Balance at December 31, 2000 (Restated—See Note 2)	64	1	(282)	15	1,326	(322)	(25)	(107)	606
Comprehensive loss
Net loss	—	—	—	—	—	(54)	—	—	(54)
Other comprehensive loss
Net losses on derivative financial instruments:
Losses arising during the year, net of tax of $5	—	—	—	—	—	—	—	(12)	(12)
Less: reclassification adjustment, net of tax of $3	—	—	—	—	—	—	—	6	6

Net losses	—	—	—	—	—	—	—	(6)	(6)
Minimum pension liability adjustment, net of tax of $3	—	—	—	—	—	—	—	(4)	(4)
Currency translation adjustment	—	—	—	—	—	—	—	(19)	(19)

Total comprehensive loss	—	—	—	—	—	(54)	—	(29)	(83)
Amortization and adjustment of unearned restricted shares	—	—	—	—	(27)	—	25	—	(2)
Dividends related to forfeiture of restricted shares	—	—	—	—	—	3	—	—	3
Shares purchased by employee benefit plan trusts	(1)	—	(1)	2	—	—	—	—	1
Dividend to shareholders	—	—	—	—	—	(35)	—	—	(35)

Balance at December 31, 2001 (Restated—See Note 2)	63	1	(283)	17	1,299	(408)	—	(136)	490
Comprehensive loss
Net loss	—	—	—	—	—	(333)	—	—	(333)
Other comprehensive loss
Net gains on derivative financial instruments:
Gains arising during the year, net of tax of $2	—	—	—	—	—	—	—	6	6
Less: reclassification adjustment	—	—	—	—	—	—	—	(1)	(1)

Net gains	—	—	—	—	—	—	—	5	5
Minimum pension liability adjustment, net of tax of $98	—	—	—	—	—	—	—	(188)	(188)
Equity in other comprehensive loss of Equistar:
Minimum pension liability, net of tax of $4	—	—	—	—	—	—	—	(7)	(7)
Currency translation adjustment	—	—	—	—	—	—	—	27	27

Total comprehensive loss	—	—	—	—	—	(333)	—	(163)	(496)
Shares issued to fund 401(k) plan	—	—	6	—	(2)	—	—	—	4
Shares purchased by employee benefit plan trusts	—	—	2	(2)	—	—	—	—	—
Current year compensation deferred	—	—	—	2	—	—	—	—	2
Dividend to shareholders	—	—	—	—	—	(35)	—	—	(35)

Balance at December 31, 2002 (Restated—See Note 2)	63	$1	$(275)	$17	$1,297	$(776)	$—	$(299)	$(35)

See Notes to Consolidated Financial Statements.

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except share data)

Note 1—Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Minority interest represents the minority ownership of the Company’s Brazilian subsidiary and the La Porte Methanol Company. The Company’s investment in Equistar Chemicals, LP (“Equistar”) is accounted for by the equity method; accordingly, the Company’s share of Equistar’s pre-tax net income or loss is included in net income.

Estimates and Assumptions: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include the evaluation of and judgments about environmental obligations, legal matters and tax claims brought against the Company, pension and other postretirement benefits, the ability to recover the full carrying value of accounts receivable and inventories owned by the Company, and the carrying value of goodwill and other long-term assets such as the Company’s investment in Equistar and the Company’s deferred tax assets. Actual results could differ from those estimates.

Reclassification: Certain prior year balances have been reclassified to conform with the current year presentation, principally $7, $7 and $6 of selling, development and administrative (“S,D&A”) costs allocated to the Company’s investment in Equistar and previously reported in (Loss) earnings on Equistar investment for 2002, 2001, and 2000, respectively, have been reclassified to Selling, development and administrative expense in the Company’s Consolidated Statements of Operations.

Revenue Recognition: Revenue is recognized upon transfer of title and risk of loss to the customer, which is generally upon shipment of product to the customer or upon usage of the product by the customer in the case of consignment inventories.

Costs incurred related to shipping and handling are included in cost of products sold. Amounts billed to the customer for shipping and handling are included in sales revenue.

Cash Equivalents: Cash equivalents represent investments in short-term deposits and commercial paper with banks that have original maturities of 90 days or less. In addition, Other assets include approximately $3 and $4 in restricted cash at December 31, 2002 and 2001, respectively, which is on deposit to satisfy insurance claims.

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

Inventories: Product inventories are stated at the lower of cost or market value. Raw materials and maintenance parts and supplies are carried at average cost. During the fourth quarter of 2002, the Company changed from the last-in first-out (“LIFO”) method to the first-in first-out (“FIFO”) method to account for certain of its United States (“US”) product inventories. These financial statements have been restated for all periods presented to reflect the change to the FIFO method. The method was changed in part to achieve a better matching of revenues and expenses due to decreasing inventory quantities and costs. The FIFO method, or methods that approximate FIFO, are now used to determine cost for all product inventories of the Company. The change positively impacted net loss in 2002 by $1 or $0.02 per share and increased retained earnings for periods prior to 2000 by $21. The effect of the change on reported net (loss) income for 2002, 2001 and 2000 is as follows:

	Year Ended December 31, 2002 (Restated—See Note 2)
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Full Year
	(Quarterly amounts unaudited)
Net (loss) income before change to FIFO	$(337)	$1	$5	$(2)	$(333)
Change in inventory costing method	(1)	1	—	—	—
Income tax effect of change	—	—	—	—	—

Net (loss) income after change to FIFO	$(338)	$2	$5	$(2)	$(333)

Basic (loss) income per share:
Before change to FIFO	$(5.31)	$0.01	$0.08	$(0.03)	$(5.24)
Change in inventory costing method, net of tax	(0.01)	0.01	—	—	—

After change to FIFO	$(5.32)	$0.02	$0.08	$(0.03)	$(5.24)

Diluted (loss) income per share:
Before change to FIFO	$(5.31)	$0.01	$0.08	$(0.03)	$(5.24)
Change in inventory costing method	(0.01)	0.01	—	—	—

After change to FIFO	$(5.32)	$0.02	$0.08	$(0.03)	$(5.24)

	Year Ended December 31, 2001 (Restated—See Note 2)
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Full Year
	(Quarterly amounts unaudited)
Net (loss) income before change to FIFO	$(17)	$(26)	$(14)	$7	$(50)
Change in inventory costing method	—	—	(4)	(3)	(7)
Income tax effect of change	—	—	2	1	3

Net (loss) income after change to FIFO	$(17)	$(26)	$(16)	$5	$(54)

Basic (loss) income per share:
Before change to FIFO	$(0.27)	$(0.41)	$(0.21)	$0.11	$(0.78)
Change in inventory costing method, net of tax	—	—	(0.04)	(0.03)	(0.07)

After change to FIFO	$(0.27)	$(0.41)	$(0.25)	$0.08	$(0.85)

Diluted (loss) income per share:
Before change to FIFO	$(0.27)	$(0.41)	$(0.21)	$0.11	$(0.78)
Change in inventory costing method, net of tax	—	—	(0.04)	(0.03)	(0.07)

After change to FIFO	$(0.27)	$(0.41)	$(0.25)	$0.08	$(0.85)

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

2000
(Restated— See Note 2)
Net income before change to FIFO	$109
Change in inventory costing method	4
Income tax effect of change	(2)

Net income after change to FIFO	$111

Basic income per share:
Before change to FIFO	$1.69
Change in inventory costing method, net of tax	0.04

After change to FIFO	$1.73

Diluted income per share:
Before change to FIFO	$1.68
Change in inventory costing method, net of tax	0.04

After change to FIFO	$1.72

Property, Plant and Equipment: Property, plant and equipment is stated on the basis of cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets, generally 20 to 40 years for buildings and 5 to 25 years for machinery and equipment. Environmental costs are capitalized if the costs increase the value of the property and/or mitigate or prevent contamination from future operations. Major repairs and improvements incurred in connection with substantial overhauls or maintenance turnarounds are capitalized and amortized on a straight-line basis until the next planned turnaround (generally 18 months to 3 years). Other less substantial maintenance and repair costs are expensed as incurred. Unamortized capitalized turnaround costs were $19 and $21 at December 31, 2002 and 2001, respectively.

Capitalized Software Costs: The Company capitalizes costs incurred in the acquisition and modification of computer software used internally, including consulting fees and costs of employees dedicated solely to a specific project. Such costs are amortized over periods not exceeding 7 years and are subject to impairment evaluation under Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). Unamortized capitalized software costs of $43 and $53 at December 31, 2002 and 2001, respectively, are included in Property, plant and equipment.

Goodwill: Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies. Through December 31, 2001, goodwill was amortized using the straight-line method over 40 years in accordance with generally accepted accounting principles, and management evaluated goodwill for impairment based on the anticipated future cash flows attributable to its operations in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” (“SFAS No. 121”). Such expected cash flows, on an undiscounted basis, were compared to the carrying value of the tangible and intangible assets, and if impairment was indicated, the carrying value of goodwill was adjusted. In the opinion of management, no impairment of goodwill existed at December 31, 2001 under SFAS No. 121.

On January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Under this new standard, all goodwill, including goodwill acquired before initial application of the standard, is not amortized but must be tested for impairment at least annually at the reporting unit level, as defined in the standard. Accordingly, the Company reported a charge for the cumulative effect of this accounting

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

change of $275 in the first quarter of 2002 to write off certain of its goodwill related to its Acetyls business based upon the Company’s estimate of fair value for this business considering expected future profitability and cash flows. Also in accordance with SFAS No. 142, Equistar reported an impairment of its goodwill in the first quarter of 2002. The write-off at Equistar required an adjustment of $30 to reduce the carrying value of the Company’s investment in Equistar to its approximate proportional share of Equistar’s Partners’ capital. The Company reported this adjustment as a charge for the cumulative effect of this accounting change. In the opinion of management, no further adjustment to the carrying value of goodwill of $106 is required at December 31, 2002 under SFAS No. 142. Amortization expense was $13 for each of the years ended December 31, 2001 and 2000 for the Company’s goodwill. Additionally, the Company’s share of amortization expense reported by Equistar for each of the years ended December 31, 2001 and 2000 for its goodwill, included in (Loss) earnings on Equistar investment, was $10. Following is a reconciliation of the reported net (loss) income to net income (loss) adjusted for goodwill amortization and the cumulative effect of the accounting change, and related per share amounts:

	Year Ended December 31,
	2002	2001	2000
	(Restated— See Note 2)	(Restated— See Note 2)	(Restated— See Note 2)
Reported net (loss) income	$(333)	$(54)	$111
Goodwill amortization	—	13	13
Equistar goodwill amortization included in (Loss) earnings on Equistar investment	—	10	10

Adjusted net (loss) income	(333)	(31)	134
Cumulative effect of accounting change.	305	—	—

Adjusted net (loss) income before cumulative effect of accounting change	$(28)	$(31)	$134

Per share amounts:

	Year Ended December 31,
	2002	2001	2000
	Basic & Diluted	Basic & Diluted	Basic	Diluted
	(Restated— See Note 2)	(Restated— See Note 2)	(Restated— See Note 2)	(Restated— See Note 2)
Reported net (loss) income	$(5.24)	$(0.85)	$1.73	$1.72
Goodwill amortization	—	0.20	0.20	0.20
Equistar goodwill amortization included in (Loss) earnings on Equistar investment	—	0.16	0.16	0.15

Adjusted net (loss) income	(5.24)	(0.49)	2.09	2.07
Cumulative effect of accounting change	4.80	—	—	—

Adjusted net (loss) income before cumulative effect of accounting change	$(0.44)	$(0.49)	$2.09	$2.07

Environmental Liabilities and Legal Matters—The Company periodically reviews matters associated with potential environmental obligations and legal matters brought against the Company and evaluates, accounts, reports and discloses these matters in accordance with SFAS No. 5 “Accounting for Contingencies” (“SFAS No. 5”). In order to make estimates of liabilities, the Company’s evaluation of and judgments about

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

environmental obligations and legal matters are based upon the individual facts and circumstances relevant to the individual matters and include advice from legal counsel, if applicable. The Company establishes reserves by recording charges to its results of operations for loss contingencies that are considered probable (the future event or events are likely to occur) and for which the amount of loss can be reasonably estimated. When a loss contingency is considered probable but the amount of loss can only be reasonably estimated within a range, the Company records a reserve for the loss contingency at the low end of the range but also applies judgment to specific matters as to whether any particular amount within the range is a better estimate than any other amount. If an amount within the range is considered to be a better estimate of the loss, the Company records this amount as its reserve for the loss contingency. Reserves are exclusive of claims against third parties, except where the amount of liability or contribution by such other parties, including insurance companies, has been agreed, and are not discounted. Loss contingencies that are not considered probable or that cannot be reasonably estimated are disclosed in the Notes to the Consolidated Financial Statements, either individually or in the aggregate, if there is a reasonable possibility that a loss may be incurred and if the amount of possible loss could have a significant impact on the Company’s consolidated financial position or results of operations. Loss contingencies that are considered remote (the chance of the future event or events occurring is slight) are not typically disclosed unless the Company believes the potential loss to be extremely significant to its consolidated financial position and results of operations.

Foreign Currency: Assets and liabilities of the Company’s foreign subsidiaries are translated at the exchange rates in effect at the balance sheet dates, while revenue, expenses and cash flows are translated at average exchange rates for the reporting period or, where practicable, at the exchange rates in effect at the dates on which transactions are recognized. Resulting translation adjustments are recorded as a component of Cumulative other comprehensive loss in Shareholders’ (deficit) equity. Gains and losses resulting from changes in foreign currency on transactions denominated in currencies other than the functional currency of the respective subsidiary are recognized in income as they occur.

Derivative Instruments and Hedging Activities: Effective January 1, 2001, all derivatives are recognized on the balance sheet at their fair value. If a derivative is designated as a hedging instrument for accounting purposes, the Company designates the derivative, on the date the derivative contract is entered into, as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), (2) a hedge of a forecasted transaction (“cash flow” hedge), (3) a foreign-currency fair value or cash flow hedge (“foreign currency” hedge) or (4) a hedge of a net investment in a foreign operation. For derivative instruments not designated as hedging instruments for accounting purposes, changes in fair values are recognized in earnings in the period in which they occur. Prior to January 2001, gains or losses on instruments that hedged foreign currency denominated receivables and payables were recognized in income as they occurred. Gains or losses on instruments that hedged firm commitments were deferred and reported as part of the underlying transaction when settled.

Changes in the fair value of derivatives that are highly effective as, and that are designated and qualify as, fair value hedges, along with the losses or gains on the hedged assets or liabilities that are attributable to the hedged risks (including losses or gains on firm commitments), are recorded in current-period earnings. Changes in the fair value of derivatives that are highly effective as, and that are designated and qualify as, cash flow hedges are recorded in Other comprehensive income (loss) (“OCI”), until earnings are affected by the variability of cash flows. Changes in the fair value of derivatives that are highly effective as, and that are designated and qualify as, foreign-currency hedges are recorded in either current-period earnings or OCI, depending on whether the hedge transactions are fair value hedges or cash flow hedges. If, however, a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded as translation adjustments in OCI.

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

Income Taxes: The Company accounts for income taxes using the liability method under SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This method generally provides that deferred tax assets and liabilities, computed using enacted marginal tax rates of the respective tax jurisdictions, be recognized for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities and expected benefits of utilizing net operating loss carryforwards. The Company periodically assesses the likelihood of realization of deferred tax assets and with respect to net operating loss carryforwards, prior to expiration, by considering the availability of taxable income in prior carryback periods, the scheduled reversal of deferred tax liabilities, certain distinct tax planning strategies, and projected future taxable income. If it is considered to be more likely than not that the deferred tax assets will not be realized, a valuation allowance is established against some or all of the deferred tax assets.

The Company periodically assesses tax exposures and establishes or adjusts estimated reserves for probable assessments by the Internal Revenue Service (“IRS”) or other taxing authorities. Such reserves represent an estimated provision for taxes ultimately expected to be paid.

Research and Development: The cost of research and development efforts is expensed as incurred. Such costs aggregated $20, $20 and $26 for the years ended December 31, 2002, 2001 and 2000, respectively.

Retirement-Related Benefits—The Company determines its benefit obligations and net periodic benefit costs for its defined benefit pension plans and its other postretirement benefit plans using actuarial models required by SFAS No. 87, “Employers’ Accounting for Pensions” (“SFAS No. 87”) and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” respectively. These models use an approach that generally recognizes individual events like plan amendments and changes in actuarial assumptions such as discount rates, rate of compensation increases, inflation, medical costs and mortality over the service lives of the employees in the plan. The market-related value of plan assets, a calculated value that recognizes changes in the fair value of plan assets over a five-year period, is utilized to determine the Company’s benefit obligations and net periodic benefit cost.

The Company evaluates the appropriateness of retirement-related benefit plan assumptions annually. Some of the more significant assumptions used to determine the Company’s benefit obligations and net periodic benefit costs are the expected rate of return on plan assets, the discount rate, the rate of compensation increases, and healthcare cost trend rates.

To develop its expected return on plan assets, the Company uses long-term historical actual return information, the mix of investments that comprise plan assets, and future estimates of long-term investment returns by reference to external sources. The discount rate assumptions reflect the rates available on high-quality fixed-income debt instruments on December 31 of each year. The rate of compensation increase is determined by the Company based upon its long-term plans for such increases. The Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates.

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

At December 31 of each year, if any of the Company’s retirement-related plans is underfunded and requires adjustment to establish an additional minimum liability in accordance with SFAS No. 87, an adjustment is first made to establish an intangible asset to the extent of any unrecognized amount of prior service cost for the given plan and then an equity adjustment is included in Other comprehensive loss for the remaining amount of the required minimum liability. This additional minimum liability is calculated and adjusted annually through the Company’s Consolidated Balance Sheet and has no immediate impact on the Company’s Consolidated Statement of Operations.

Stock-Based Compensation: SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”) encourages a fair value based method of accounting for employee stock options and similar equity instruments, which generally would result in the recording of additional compensation expense in the Company’s financial statements. SFAS No. 123 also allows the Company to continue to account for stock-based employee compensation using the intrinsic value for equity instruments under Accounting Principles Board Opinion No. 25 (“APB Opinion No. 25”). The Company has elected to account for such instruments using APB Opinion No. 25 and related interpretations, and thus has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for the stock option plans in the accompanying financial statements as all options granted had an exercise price equal to the market value of the underlying Common Stock on the date of grant.

The following table illustrates the effect on net income (loss) and earnings per share before cumulative effect of accounting change if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee recognition:

	Year Ended December 31,
	2002	2001	2000
	(Restated— See Note 2)	(Restated— See Note 2)	(Restated— See Note 2)
Net (loss) income before cumulative effect of accounting change	$(28)	$(54)	$111
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2)	(1)	(1)

Pro forma net (loss) income before cumulative effect of accounting change	$(30)	$(55)	$110

(Loss) earnings per share:
Basic—as reported	$(0.44)	$(0.85)	$1.73

Basic—pro forma	$(0.48)	$(0.87)	$1.72

Diluted—as reported	$(0.44)	$(0.85)	$1.72

Diluted—pro forma	$(0.48)	$(0.87)	$1.71

Earnings Per Share: The weighted average number of equivalent shares of Common Stock outstanding used in computing (loss) earnings per share for 2002, 2001 and 2000 was as follows:

	2002	2001	2000
Basic	63,587,561	63,564,497	64,304,594
Options	—	—	3,314
Restricted and other shares	—	—	281,729

Diluted	63,587,561	63,564,497	64,589,637

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

The computation of diluted (loss) earnings per share for 2002 does not include 290,160 restricted and other shares and 4,727 options, and for 2001 does not include 318,606 restricted and other shares issued under the Company’s stock-based compensation plans as their effect would be antidilutive.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of temporary cash investments, foreign currency, interest rate and natural gas derivative contracts and accounts receivable. The Company maintains its investments and enters contracts with high-credit-quality institutions, generally financial institutions that provide the Company with debt financing.

The Company sells a broad range of commodity, industrial, performance and specialty chemicals to a diverse group of customers operating throughout the world. During 2002, revenue generated outside the United States accounted for 59%, 54% and 51% of total revenues in 2002, 2001 and 2000, respectively, from sales to customers in over 90 countries. Accordingly, there is no significant concentration of risk in any one particular country. In addition, 58%, 60% and 57% of the revenues of the Titanium Dioxide and Related Products business segment in 2002, 2001 and 2000, respectively (which accounts for approximately 73%, 72% and 76% of consolidated revenues in 2002, 2001 and 2000, respectively) are from customers in the global paint and coatings industry. The leading United States economic indicator for this industry is new and existing home sales, which has remained relatively strong through 2002 despite the slow United States economic conditions. In addition, some seasonality in sales exists because sales of paint and coatings are greatest in the spring and summer months. Credit limits, ongoing credit evaluation, and account-monitoring procedures are utilized to minimize credit risk. Collateral is generally not required, but may be used under certain circumstances or in certain markets, particularly in lesser-developed countries of the world. Credit losses to customers operating in this industry have not been material.

Recent Accounting Developments: In July 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. Accretion expense and depreciation expense related to the liability and capitalized asset retirement costs, respectively, would be recorded in subsequent periods. Although earlier application is permitted, the Company must adopt this standard on January 1, 2003. Upon adoption, the Company will recognize transition amounts for existing asset retirement obligations, associated capitalizable costs, and accumulated depreciation. The after-tax transition charge of $2 will be recorded as a cumulative effect of an accounting change. The ongoing annual expense resulting from the initial adoption of SFAS No. 143 is not expected to be significant.

In January 2003, the FASB issued Financial Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities” (“FIN No. 46”). FIN No. 46 provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. The Company must adopt FIN No. 46 for previously existing arrangements on June 15, 2003 and is currently evaluating the potential impact on its consolidated financial position and results of operations. Immediate adoption is required for arrangements newly created after January 31, 2003 to which FIN No. 46 applies.

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

Note 2—Restatement of Financial Statements

The Company restated its financial statements for the years 1998 through 2002, to correct errors in its accounting for deferred taxes relating to its Equistar investment, the calculation of its pension benefit obligations, its accounting for a multi-year precious metals agreement, and the timing of its recognition of income and expense associated with previously established reserves for legal, environmental and other contingencies for certain of the Company’s predecessor businesses.

Deferred tax assets and liabilities and deferred tax expense for the years 1998 through 2002 were restated to appropriately account for the Company’s book and tax basis differences associated with its investment in Equistar in accordance with SFAS No. 109. The accounting for deferred taxes associated with Equistar was previously based on the difference between book and tax basis of a subsidiary that holds the partnership investment. Deferred tax is now based on the difference between book and tax basis of the actual partnership interest held by the subsidiary. The effect of the adjustments to deferred tax assets and liabilities was to increase net deferred tax liabilities and Accumulated deficit by $402 at December 31, 1999. The effect of the adjustments to Benefit from income taxes for 2002 and 2001 was a decrease of $36 and an increase of $4, respectively, and the effect to Provision for income taxes for 2000 was an increase of $6. Other comprehensive loss was reduced by $15 in 2002 due to these adjustments. In addition, during the course of its review of its deferred tax assets, the Company concluded that its realization of a deferred tax asset of $10 related to its French subsidiaries was unlikely. The elimination of this deferred tax asset as of December 31, 2002, resulted in an increase of $10 in net deferred tax liabilities and a decrease in Benefit from income taxes for 2002 of $10.

The Company also restated its accrued pension benefit costs, included in Other liabilities, and its net periodic pension benefit cost for 2002 to correct errors in the calculation of its pension liability. The Company’s principal actuarial firm incorrectly utilized participant data in its 2002 actuarial valuation and underestimated the accumulated pension benefit obligation at December 31, 2002 for the Company’s largest domestic pension plan. The effect of these corrections was to increase accrued pension benefit cost by $53 and to decrease net deferred tax liabilities by $19 at December 31, 2002, and to increase net periodic pension benefit cost by $2, to decrease Operating income by $2, to increase Net loss by $1, and to increase Other comprehensive loss by $33 for the year ended December 31, 2002.

The financial statements for the years 1998 through 2002 also were restated to reflect a retroactive change in accounting treatment for a five-year agreement entered into in 1998 that provides the Company with the right to use gold owned by a third party, as more fully described in Note 9. The Company previously accounted for this agreement as an operating lease but is now accounting for this agreement as a secured financing. As a result, at December 31, 1999, Other assets increased by $4, Accrued expenses and other liabilities decreased by $1, Other long-term borrowings increased by $11, net deferred tax liabilities decreased by $1, Other liabilities decreased by $4, and Accumulated deficit increased by $1; Operating income for 2002, 2001 and 2000 decreased by $4, $2 and $1, respectively; Net loss for 2002 and 2001 increased by $2 and $1, respectively; and Net income for 2000 decreased by $1.

The restatement of the financial statements for the years 1998 through 2001 also includes changes to correct the timing of income and expense recognition associated with previously established reserves for legal, environmental and other contingencies for certain of the Company’s predecessor businesses. The effect of this restatement was to decrease Accrued expenses and other liabilities and Other liabilities by $1 and $24, respectively, and to increase net deferred tax liabilities and Accumulated deficit by $9 and $16, respectively, at December 31, 1999; to decrease Operating income by $16 and $9 for the years 2001 and 2000, respectively; to increase Net loss by $10 in 2001; and to decrease Net income by $6 in 2000.

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

A summary of the aggregate effect of these restatements and the reclassification, described in Note 1, on the Company’s Consolidated Balance Sheets and Consolidated Statements of Operations for the periods presented herein is shown below.

	As of December 31, 2002		As of December 31, 2001
	As Reported	As Restated	As Reported	As Restated
Changes to Consolidated Balance Sheets:
Deferred income taxes—asset	$75	$—	$29	$—
Other assets	42	46	234	238
Total assets	2,467	2,396	2,990	2,965
Other short-term borrowings	—	14	—	—
Accrued expenses and other liabilities	128	127	105	104
Total current liabilities	462	475	383	382
Other long-term borrowings	—	—	—	11
Deferred income taxes—liability	—	337	—	373
Other liabilities	335	388	517	516
Total liabilities	2,009	2,412	2,072	2,454
Accumulated deficit	(320)	(776)	(1)	(408)
Cumulative other comprehensive loss	(281)	(299)	(136)	(136)
Total shareholders’ equity (deficit)	439	(35)	897	490
Total liabilities and shareholders’ equity (deficit)	2,467	2,396	2,990	2,965

	Year Ended December 31, 2002		Year Ended December 31, 2001		Year Ended December 31, 2000
	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated
Changes to Consolidated Statements of Operations:
Cost of products sold	$1,233	$1,234	$1,259	$1,261	$1,263	$1,264
Selling, development and administrative expense	126	138	146	169	200	215
Operating income	93	80	39	14	217	201
(Loss) earnings on Equistar investment	(80)	(73)	(90)	(83)	39	45
(Loss) income before income taxes, minority interest and cumulative effect of accounting change	(74)	(80)	(132)	(150)	193	183
Benefit from (provision for) income taxes	101	58	89	100	(62)	(65)
Income (loss) before minority interest and cumulative effect of accounting change	27	(22)	(43)	(50)	131	118
Income (loss) before cumulative effect of accounting change	21	(28)	(47)	(54)	124	111
Net (loss) income	(284)	(333)	(47)	(54)	124	111
Basic earnings (loss) per share:
Before cumulative effect of accounting change	0.33	(0.44)	(0.75)	(0.85)	1.94	1.73
After cumulative effect of accounting change	(4.47)	(5.24)	(0.75)	(0.85)	1.94	1.73
Diluted earnings (loss) per share:
Before cumulative effect of accounting change	0.33	(0.44)	(0.75)	(0.85)	1.93	1.72
After cumulative effect of accounting change	(4.44)	(5.24)	(0.75)	(0.85)	1.93	1.72

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

A summary of the aggregate effect of these restatements and the reclassification, described in Note 1, is shown below for the Company’s Quarterly Financial Data for the periods presented in Note 18.

	Quarterly Financial Data (Unaudited)
	1st Qtr		2nd Qtr		3rd Qtr		4th Qtr
	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated
2002
Operating income	$10	$7	$24	$20	$33	$30	$26	$23
(Loss) earnings on Equistar investment	(39)	(37)	(10)	(8)	4	6	(35)	(34)
Net (loss) income before cumulative effect of accounting change	(32)	(33)	2	2	6	5	45	(2)
Net (loss) income after cumulative effect of accounting change	(337)	(338)	2	2	6	5	45	(2)
Basic (loss) earnings per share before cumulative effect of accounting change	(0.50)	(0.52)	0.02	0.02	0.10	0.08	0.71	(0.03)
Basic (loss) earnings per share after cumulative effect of accounting change	(5.30)	(5.32)	0.02	0.02	0.10	0.08	0.71	(0.03)
Diluted (loss) earnings per share before cumulative effect of accounting change	(0.50)	(0.52)	0.02	0.02	0.10	0.08	0.70	(0.03)
Diluted (loss) earnings per share after cumulative effect of accounting change	(5.27)	(5.32)	0.02	0.02	0.10	0.08	0.70	(0.03)

2001
Operating income (loss)	25	20	(2)	(9)	19	11	(3)	(8)
Net (loss) income	(16)	(17)	(23)	(26)	(14)	(16)	6	5
Basic (loss) earnings per share	(0.24)	(0.27)	(0.37)	(0.41)	(0.24)	(0.25)	0.10	0.08
Diluted (loss) earnings per share	(0.24)	(0.27)	(0.37)	(0.41)	(0.24)	(0.25)	0.10	0.08

Note 3—Reorganization and Plant Closure Charges

A provision for reorganization and plant closure costs of $36 before tax ($24 after-tax or $0.38 per share) was recorded in 2001 related to reorganization activities within each of the Company’s business segments.

During the second quarter of 2001, $31 was recorded in connection with the Company’s announced decision to reduce its worldwide workforce and indefinitely idle its sulfate-process TiO2 plant in Hawkins Point, Maryland. The $31 charge included severance and other employee-related costs of $19 for the termination of approximately 400 employees involved in manufacturing, technical, sales and marketing, finance and administrative support, a $10 write-down of assets and $2 in other costs associated with the idling of the plant.

During the first quarter of 2001, the Company announced the closure of its facilities in Cincinnati, Ohio and recorded reorganization and other charges of $5 in the Acetyls segment. These charges included $3 of severance and other termination benefits related to the termination of about 35 employees involved in technical, marketing and administrative activities, as well as $2 related to the write-down of assets, lease termination costs and other charges associated with the Cincinnati facility. The office in Cincinnati was closed during the second quarter of 2001.

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

All payments for severance and related costs and for other costs related to the reorganization and plant closure have been made as of December 31, 2002.

Note 4—Sale/Leaseback Transaction

On December 27, 2001, the Company sold its research facility in Baltimore, Maryland to an unrelated party in a sale/leaseback transaction. Cash proceeds from the sale were $17. The pre-tax gain on the sale of $3 will be amortized to income over the term of the related leaseback. In conjunction with the sale, the Company entered into an operating lease with the buyer to lease the research facility for a 20-year term at an annual fee of approximately $2, which escalates at a rate of 2.5% per annum. Certain renewal options exist to extend the term in five-year intervals.

Note 5—Investment in Equistar

On December 1, 1997, the Company and Lyondell Chemical Company (“Lyondell”) completed the formation of Equistar, a joint venture partnership created to own and operate the petrochemical and polymer businesses of the Company and Lyondell. The Company contributed to Equistar substantially all of the net assets of its former ethylene, polyethylene, ethanol and related products business. The Company retained $250 from the proceeds of accounts receivable collections and substantially all the accounts payable and accrued expenses of its contributed businesses existing on December 1, 1997, and received proceeds of $750 from borrowings under a new credit facility entered into by Equistar. The Company used the $750 received from Equistar to repay debt. Equistar was owned 57% by Lyondell and 43% by the Company until May 15, 1998, when the Company and Lyondell expanded Equistar with the addition of the ethylene, propylene, ethylene oxide and derivatives businesses of the chemical subsidiary of Occidental Petroleum Corporation (“Occidental”). Occidental contributed the net assets of those businesses (including approximately $205 of related debt) to Equistar. In exchange, Equistar borrowed an additional $500, $420 of which was distributed to Occidental and $75 to the Company. Equistar was then owned 41% by Lyondell, 29.5% by Occidental and 29.5% by the Company. No gain or loss resulted from these transactions. On August 22, 2002, Occidental sold its 29.5% equity interest in Equistar to Lyondell. Equistar is now owned 70.5% by Lyondell and 29.5% by the Company.

The Company has evaluated the carrying value of its investment in Equistar at December 31, 2002 using assumptions that anticipate a long-term holding value for the Equistar investment based upon anticipated future cash flows. Valuation of the Equistar investment under a current sale scenario could result in a different value. As described in “Equity Interest in Equistar” in Item 1 in this Annual Report, Occidental sold its 29.5% interest in Equistar to Lyondell. The value of this transaction was based on facts and circumstances significantly different from those surrounding the Company’s interest in Equistar and therefore such value cannot be viewed to represent similar value for the Company’s investment in Equistar. The carrying value of the Company’s investment in Equistar at December 31, 2002 and 2001 was $563 and $677, respectively.

Equistar is managed by a Partnership Governance Committee consisting of representatives of both partners. Approval of Equistar’s strategic plans and other major decisions requires the consent of the representatives of both partners. All decisions of Equistar’s Governance Committee that do not require unanimity among the partners may be made by Lyondell’s representatives alone.

Because of the significance of the Company’s interest in Equistar to the Company’s total results of operations, the separate financial statements of Equistar are included in this Annual Report.

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

Note 6—European Receivables Securitization Program

Since March 2002, the Company has been transferring its interest in certain European trade receivables to an unaffiliated third party as its basis for issuing commercial paper under a revolving securitization arrangement (annually renewable up to five years) with maximum availability of 70 million euro, which is treated, in part, as a sale under accounting principles generally accepted in the United States of America. Accordingly, transferred trade receivables that qualify as a sale, $61 outstanding at December 31, 2002, are removed from the Company’s Consolidated Balance Sheet. The Company continues to carry its retained interest in a portion of the transferred assets that do not qualify as a sale, $9 at December 31, 2002, in Trade receivables, net in its Consolidated Balance Sheet at amounts that approximate net realizable value based upon the Company’s historical collection rate for these trade receivables. Unused availability under this arrangement at December 31, 2002 was 3 million euro. For the year ended December 31, 2002, cumulative gross proceeds from this securitization arrangement were $213. Cash flows from this securitization arrangement are reflected as operating activities in the Consolidated Statements of Cash Flows. For the year ended December 31, 2002, the aggregate loss on sale associated with this arrangement was $2. Administration and servicing of the trade receivables under the arrangement remains with the Company. Servicing liabilities associated with the transaction are not significant.

Note 7—Supplemental Financial Information

	2002	2001
Trade receivables
Trade receivables	$217	$222
Allowance for doubtful accounts	(7)	(7)

	$210	$215

Inventories
Finished products	$210	$219
In-process products	30	23
Raw materials	106	100
Maintenance parts and supplies	60	57

	$406	$399

Property, plant and equipment
Land and buildings	$222	$218
Machinery and equipment	1,401	1,291
Construction-in-progress	111	121

	1,734	1,630
Accumulated depreciation and amortization	(872)	(750)

	$862	$880

Goodwill	$487	$487
Accumulated amortization	(106)	(106)
Cumulative effect of accounting change	(275)	—

	$106	$381

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

	2002	2001	2000
Amortization expense	$—	$13	$13

Rental expense on operating leases is as follows:

	2002	2001	2000
Rental expense	$22	$19	$14

Cash paid for interest and taxes:

	2002	2001	2000
Interest (net of interest received)	$86	$81	$77
Taxes (net of refunds)	(1)	1	169

Note 8—Income Taxes

	2002	2001	2000
	(Restated— See Note 2)	(Restated— See Note 2)	(Restated— See Note 2)
Pretax (loss) income is generated from:
United States	$(161)	$(221)	$90
Foreign	81	71	93

	(80)	(150)	183

Income tax (benefit) provision is comprised of:
Federal
Current	$(19)	$(12)	$—
Deferred	(35)	(68)	41
Tax benefit from previous years	(22)	(42)	—
Foreign	16	21	21
State and local	2	1	3

	(58)	(100)	65

The Company’s effective income tax rate differs from the amount computed by applying the statutory federal income tax rate as follows:

	2002	2001	2000
	(Restated— See Note 2)	(Restated— See Note 2)	(Restated— See Note 2)
Statutory federal income tax rate	(35.0)%	(35.0)%	35.0%
State and local income taxes, net of federal benefit	1.9	(0.3)	1.1
Provision for nondeductible expenses, primarily goodwill amortization	—	7.5	4.6
Foreign rate differential	(20.1)	(12.0)	(6.9)
Tax benefit from previous years	(27.5)	(31.3)	—
Establish valuation allowance for French subsidiaries	12.5	—	—
Other	(4.3)	4.4	1.7

Effective income tax rate	(72.5)%	(66.7)%	35.5%

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

The Company recorded a tax benefit of $22 in 2002 and $42 in 2001 unrelated to transactions for those years. In 2002, the tax benefit primarily relates to an $18 refund of tax and interest originating from refund claims filed with the Internal Revenue Service (“IRS”) in 2002 which carried back expenses incurred in 1993 and 1994 to earlier tax years. In 2001, the tax benefit relates to the reversal of tax accruals recorded in 1996. During 2001, through ongoing discussions and negotiations with the IRS, it was determined that the Company’s original 1996 position would not be challenged and the accruals recorded in 1996 were no longer necessary. The reversal of those accruals was offset to an extent by certain new tax provisions the Company determined probable of assessment based on the evolution of various domestic and foreign tax examinations and changes in relevant tax regulations.

Significant components of deferred taxes are as follows:

	2002	2001
	(Restated— See Note 2)	(Restated— See Note 2)
Deferred tax assets
Environmental and legal obligations	$27	$35
Other postretirement benefits and pension	82	—
Net operating loss carryforwards	174	143
Capital loss carryforwards	9	9
AMT credits	97	105
Other accruals	14	14

	403	306
Valuation allowance	(19)	(9)

Total deferred tax assets	384	297

Deferred tax liabilities
Excess of book over tax basis in property, plant and equipment	106	126
Other postretirement benefits and pension	—	10
Excess of book over tax basis in investment in Equistar	456	478
Reserve for income taxes	116	33
Other	43	23

Total deferred tax liabilities	721	670

Net deferred tax liabilities	$337	$373

As a result of the Company’s assessment of its net deferred tax assets at December 31, 2002, a valuation allowance of $10 was required for the net deferred tax assets of its French subsidiaries at December 31, 2002. The Company currently expects that if its French subsidiaries continue to report net operating losses in future periods, income tax benefits associated with those losses would not be recognized, and the Company’s results in those periods would be adversely affected.

At December 31, 2002 and 2001, certain subsidiaries of the Company had available US net operating loss carryforwards aggregating $288 and $223, respectively, and foreign net operating loss carryforwards aggregating $244 and $215, respectively, including $203 and $174, respectively, that were generated in the United Kingdom (“UK”) and $41 and $41, respectively, that were generated in France. The net operating loss carryforwards generated in the UK do not expire but are subject to certain limitations on their use. The net operating loss carryforwards generated in France begin to expire at December 31, 2003 through December 31, 2007. The US

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

net operating loss carryforwards begin to expire at December 31, 2021 through December 31, 2022. The majority of the capital loss carryforwards expired at December 31, 2001, with the remaining capital loss carryforward expiring at December 31, 2002 and 2006. The AMT credits have no expiration and can be carried forward indefinitely.

The undistributed earnings of Millennium Chemicals Inc.’s foreign subsidiaries are considered to be indefinitely reinvested. Accordingly, no provision for US federal and state income taxes or foreign withholding taxes has been provided on approximately $155 of such undistributed earnings. Determination of the potential amount of unrecognized deferred US income tax liability and foreign withholding taxes is not practicable because of the complexities associated with its hypothetical calculation.

The Company and certain of its subsidiaries have entered into tax-sharing and indemnification agreements with Hanson or its subsidiaries in which the Company and/or its subsidiaries generally agreed to indemnify Hanson or its subsidiaries for income tax liabilities attributable to periods when certain operations of Hanson were included in the consolidated United States tax returns of the Company’s subsidiaries. The terms of these indemnification agreements do not limit the maximum potential future payments to the indemnified parties. The maximum amount of future indemnification payments is dependent upon the results of future audits by various tax authorities and is not practicable to estimate.

Certain of the income tax returns of the Company’s domestic and foreign subsidiaries are currently under examination by the IRS, Inland Revenue and various foreign and state tax authorities. In many cases, these audits result in the examining tax authority issuing proposed assessments. In the United States, IRS audits for tax years prior to 1989 have been settled. The Company made payment of $151 of tax and interest to the IRS in 2000 to settle certain issues relating to the tax years 1986 through 1988. Additionally, the IRS has concluded its examinations of the Company’s Federal income tax returns for 1989 through 1996 and during 2002, the Company negotiated a settlement with the IRS with respect to the audit issues relating to the Company’s Federal income tax returns for the years 1989 through 1992. The Company has estimated the payment of tax and interest to be made to the IRS in 2003 under this settlement and has included such estimate in Income taxes payable. In connection with the 1993 through 1996 examination, the IRS has issued proposed assessments that challenge certain of the Company’s tax positions. The Company believes that its tax positions comply with applicable tax law and it intends to defend its positions through the IRS appeals process. The Company believes it has adequately provided for any probable outcome related to these matters, and does not anticipate any material earnings impact from their ultimate settlement or resolution. However, if the IRS positions on certain issues are upheld after all the Company’s administrative and legal options are exhausted, a material impact on the Company’s earnings and cash flows could result. The IRS examination for the years subsequent to 1996 will commence in early 2003.

Reserves for the resolution of probable tax assessments that are expected to result in the reduction of tax attributes recognized in deferred tax assets, rather than a cash payment to the taxing authorities, are included as a component of deferred tax liabilities. Other reserves for the resolution of probable tax assessments where cash payment is expected, but not within the next year, are included in Other liabilities.

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

Note 9—Long-Term Debt and Credit Arrangements

	2002	2001
Revolving Loans due 2006 bearing interest at the option of the Company at the higher of the federal funds rate plus .50% and the bank’s prime lending rate plus 1.0%; or at LIBOR or NIBOR plus 2.0%, plus, in each case, a facility fee of .50%, to be paid quarterly	$10	$10
Term Loans due 2006 bearing interest at the option of the Company at the higher of the federal funds rate plus .50% and the bank’s prime lending rate plus 2.0%; or at LIBOR or NIBOR plus 3.0%, to be paid quarterly	49	125
7% Senior Notes due 2006	500	500
7.625% Senior Debentures due 2026	249	249
9.25% Senior Notes due 2008	377	275
Debt payable through 2011 at interest rates ranging from 0% to 9.5%	26	24
Other	13	—
Less current maturities of long-term debt	(12)	(11)

	$1,212	$1,172

In June 2002, the Company received approximately $100 in net proceeds ($102.5 in gross proceeds) from the completion of an offering by Millennium America Inc. (“Millennium America”), a wholly owned indirect subsidiary of the Company, of $100 additional principal amount at maturity of 9.25% Senior Notes due June 15, 2008 (the “9.25% Senior Notes”). The gross proceeds of the offering were used to repay all outstanding borrowings at that time under the Company’s revolving loan portion, which has a maximum availability of $175 (the “Revolving Loans”), of its five-year credit agreement (the “Credit Agreement”) and to repay $65 outstanding under the term loan portion (the “Term Loans”) of the Credit Agreement. During 2001, the Company refinanced $425 of borrowings and paid refinancing expenses of $11 with the combined proceeds of the Credit Agreement, which provided the Revolving Loans and $125 in Term Loans, and the issuance of $275 aggregate principal amount of 9.25% Senior Notes by Millennium America. The Company and Millennium America guarantee the obligations under the Credit Agreement.

The Revolving Loans are available in US dollars, British pounds and euros. The Revolving Loans may be borrowed, repaid and reborrowed from time to time. The Revolving Loans include a $50 letter of credit subfacility and a swingline facility in the amount of $25. As of December 31, 2002, $11 was outstanding under the letter of credit subfacility, and no amount under the swingline facility. The Term Loans may be prepaid in part or in total at the option of the Company at any time, but any such amounts prepaid may not be reborrowed. The interest rates on the Revolving Loans and the Term Loans are floating rates based upon margins over LIBOR, NIBOR, or the Administrative Agent’s prime lending rate, as the case may be. Such margins, as well as the facility fee, are based on the Company’s Leverage Ratio, as defined. The margins set forth in the table above are the margins at the end of the fourth quarter and through the date hereof. The weighted-average interest rate for borrowings under the Company’s Revolving Loans, excluding facility fees, was 3.9%, 5.4% and 6.7% for 2002, 2001 and 2000, respectively. The weighted average interest rate for borrowings under the Term Loans was 4.9% for 2002 and 6.4% for 2001.

The Credit Agreement contains various restrictive covenants and requires that the Company meet certain financial performance criteria. The financial covenants in the Credit Agreement include a Leverage Ratio and an Interest Coverage Ratio. The Leverage Ratio is the ratio of Total Indebtedness to cumulative EBITDA for the prior four fiscal quarters, each as defined. The Interest Coverage Ratio is the ratio of cumulative EBITDA for the prior four fiscal quarters to Net Interest Expense, for the same period, each as defined. To permit the Company to

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

be in compliance, these covenants were amended in the fourth quarter of 2001 and again in the second quarter of 2002. This second amendment was conditioned upon consummation of the offering of $100 additional principal amount of the 9.25% Senior Notes and retirement of the Credit Agreement debt described above. Under the covenants now in effect, the Company is required to maintain a Leverage Ratio of no more than 7.25 to 1.00 for the fourth quarter of 2002; 5.75 to 1.00 for the first quarter of 2003; 4.75 to 1.00 for the second quarter of 2003; 4.50 to 1.00 for the third and fourth quarters of 2003; and 4.00 to 1.00 for January 1, 2004 and thereafter; and an Interest Coverage Ratio of no less than 1.90 to 1.00 for the fourth quarter of 2002; 2.25 to 1.00 for the first quarter of 2003; 2.50 to 1.00 for the second, third and fourth quarters of 2003; and 3.00 to 1.00 for January 1, 2004 and thereafter. The covenants in the Credit Agreement also limit, among other things, the ability of the Company and/or certain subsidiaries of the Company to: (i) incur debt and issue preferred stock; (ii) create liens; (iii) engage in sale/leaseback transactions; (iv) declare or pay dividends on, or purchase, the Company’s stock; (v) make restricted payments; (vi) engage in transactions with affiliates; (vii) sell assets; (viii) engage in mergers or acquisitions; (ix) engage in domestic accounts receivable securitization transactions; and (x) enter into restrictive agreements. In the event the Company sells certain assets as specified in the Credit Agreement, the Term Loans must be prepaid with a portion of the net cash proceeds of such sale. The obligations under the Credit Agreement are collateralized by: (1) a pledge of 100% of the stock of the Company’s existing and future domestic subsidiaries and 65% of the stock of certain of the Company’s existing and future foreign subsidiaries, in both cases other than subsidiaries that hold immaterial assets (as defined in the Credit Agreement); (2) all the equity interests held by the Company’s subsidiaries in Equistar and the La Porte Methanol Company (which pledges are limited to the right to receive distributions made by Equistar and the La Porte Methanol Company, respectively); and (3) all present and future accounts receivable, intercompany indebtedness and inventory of the Company’s domestic subsidiaries, other than subsidiaries that hold immaterial assets.

The Company was in compliance with all covenants under the Credit Agreement at December 31, 2002. Compliance with these covenants is monitored frequently in order to assess the likelihood of continued compliance. The Company currently expects that it will be in compliance with these covenants at March 31, 2003. However, the Company believes that it will not be in compliance with certain of these financial covenants at June 30, 2003, unless economic and business conditions improve significantly in the second quarter of 2003. Accordingly, the Company is seeking a waiver or amendment to the Credit Agreement, which it expects to obtain by June 30, 2003.

The Company had $21 outstanding ($10 of outstanding borrowings and outstanding letters of credit of $11) under the Revolving Loans and, accordingly, had $154 of unused availability under such facility at December 31, 2002. In addition, the Company had $49 outstanding under the Term Loans at December 31, 2002. In addition to letters of credit outstanding under the Credit Agreement, the Company had outstanding letters of credit under other arrangements of $12 at December 31, 2002. The Company had unused availability under short-term uncommitted lines of credit, other than the Credit Agreement, of $44 at December 31, 2002.

Millennium America also has outstanding $500 aggregate principal amount of 7.00% Senior Notes due November 15, 2006 (the “7.00% Senior Notes”) and $250 aggregate principal amount of 7.625% Senior Debentures due November 15, 2026 (the “7.625% Senior Debentures”) that are fully and unconditionally guaranteed by the Company. The indenture under which the 7.00% Senior Notes and 7.625% Senior Debentures were issued contains certain covenants that limit, among other things: (i) the ability of Millennium America and its Restricted Subsidiaries (as defined) to grant liens or enter into sale/leaseback transactions; (ii) the ability of the Restricted Subsidiaries to incur additional indebtedness; and, (iii) the ability of Millennium America and the Company to merge, consolidate or transfer substantially all of their respective assets. This indenture allows the Company to grant security on loans of up to 15% of Consolidated Net Tangible Assets (“CNTA”), as defined, of

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

Millennium America. Accordingly, based upon CNTA and secured borrowing levels at December 31, 2002, any reduction in CNTA below approximately $1,600 would decrease the Company’s availability under the Revolving Loans by 15% of any such reduction. CNTA was approximately $2,000 at December 31, 2002.

The 9.25% Senior Notes were issued by Millennium America and are guaranteed by the Company. The indenture under which the 9.25% Senior Notes were issued contains certain covenants that limit, among other things, the ability of the Company and/or certain subsidiaries of the Company to: (i) incur additional debt; (ii) issue redeemable stock and preferred stock; (iii) create liens; (iv) redeem debt that is junior in right of payment to the 9.25% Senior Notes; (v) sell or otherwise dispose of assets, including capital stock of subsidiaries; (vi) enter into arrangements that restrict dividends from subsidiaries; (vii) enter into mergers or consolidations; (viii) enter into transactions with affiliates; and, (ix) enter into sale/leaseback transactions. In addition, this indenture contains a covenant that would prohibit the Company from (i) paying dividends or making distributions on its common stock; (ii) repurchasing its common stock; and (iii) making other types of restricted payments, including certain types of investments, if such restricted payments would exceed a “restricted payments basket.” The basket is reduced by the amount of each such restricted payment and is increased by: (i) 50% of the Company’s Cumulative Net Income (as defined in such indenture) since July 1, 2001 (or is reduced by 100% of its Cumulative Net Income if such amount is negative); (ii) the net cash proceeds from the sale by the Company of its common stock to third parties; and (iii) 50% of any cash distributions received from Equistar. As of March 25, 2003, the date of filing of the original Annual Report on Form 10-K, and after taking into consideration the $9 dividend declared in the first quarter of 2003 and the restatements and reclassification reflected in this Form 10-K/A, the amount of the restricted payments basket was $11. The indenture also requires the calculation of a Consolidated Coverage Ratio, defined as the ratio of the aggregate amount of EBITDA, as defined, for the four most recent fiscal quarters to Consolidated Interest Expense, as defined, for the four most recent quarters. If this ratio were to cease to be greater than 2.00 to 1.00 (2.25 to 1.00 after June 15, 2003), there would be certain restrictions on the Company’s ability to incur additional indebtedness and pay dividends, repurchase capital stock or make certain other restricted payments. However, if the 9.25% Senior Notes were to receive investment grade credit ratings from both Standard & Poor’s (“S&P”) and Moody’s Investor Services, Inc. (“Moody’s”) and meet certain other requirements as specified in the indenture, certain of these covenants would no longer apply. At December 31, 2002, the Company was in compliance with all covenants in the indentures governing the 9.25% Senior Notes, 7.00% Senior Notes and 7.625% Senior Debentures.

The Company is currently rated BB+ by S&P and Ba1 by Moody’s. On March 7, 2003, S&P lowered the Company’s credit rating from investment grade rating BBB- to non-investment grade rating BB+ with a negative outlook, reflecting S&P’s concern regarding the Company’s ability to generate the cash flow necessary to substantially improve its financial profile during a period of economic uncertainties and higher raw material costs. Moody’s affirmed the Company’s non-investment grade rating on June 19, 2002, but revised its ratings outlook to negative from stable, reflecting Moody’s concern over the Company’s cash flow performance in the fourth quarter of 2001 and the first quarter of 2002. The Company could be required to cash collateralize the mark-to-market positions of certain derivative instruments dependent upon the market value of these instruments. Based on the current market value of these instruments, the Company would not be required to place any funds on deposit with the counterparty to these transactions. Furthermore, the Company will also provide a $2.5 letter of credit in accordance with a real estate lease. Obtaining this letter of credit will result in an equal reduction of availability under the revolving credit portion of the Credit Agreement.

Millennium America, a wholly owned indirect subsidiary of the Company, had an indemnity agreement with Equistar pursuant to which Millennium America could have been required under certain circumstances to contribute to Equistar up to $750. This indemnity terminated upon the closing of the purchase by Lyondell of Occidental’s interest in Equistar.

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

The Company had outstanding Notes payable of $4 as of each of December 31, 2002 and 2001, bearing interest at an average rate of approximately 19.1% and 17.3% in 2002 and 2001, respectively, with maturity of 30 days or less. At December 31, 2002, the Company had outstanding standby letters of credit amounting to $23 and had unused availability under short-term uncommitted lines of credit and the Credit Agreement of $198.

The Company uses gold as a component in a catalyst in the Company’s La Porte, Texas facility. In April 1998, the Company entered into an agreement that provides the Company with the right to use gold owned by a third party for a five-year term. The agreement requires the Company to either deliver the gold to the third party at the end of the term or pay for it at its then-current value. As a result of a change in accounting for this agreement, the Company’s financial statements were restated as more fully described in Note 2. The value of the gold and the Company’s obligation under this agreement was $14 and $11 at December 31, 2002 and 2001, respectively. Such obligation at December 31, 2002 and 2001 is included in Other short-term borrowings and Other long-term borrowings, respectively. The change in value of the gold and the Company’s obligation under this agreement, which is included in Selling, development and administrative expense, was a loss of $3 for the year ended December 31, 2002, and was not significant for each of the years ended December 31, 2001 and 2000.

The maturities of Long-term debt during the next five years and thereafter are as follows:

2003	$12
2004	6
2005	26
2006	534
2007	4
Thereafter	629
Non-cash components of long-term debt	13

$1,224

Note 10—Derivative Instruments and Hedging Activities

Effective January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended (“SFAS No. 133”), which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The cumulative effect of adopting SFAS No. 133 as of January 1, 2001 was not material to the Company’s financial statements.

The Company is exposed to market risk, such as changes in currency exchange rates, interest rates and commodity pricing. To manage the volatility relating to these exposures, the Company selectively enters into derivative transactions pursuant to the Company’s policies for hedging practices. Designation is performed on a specific exposure basis to support hedge accounting. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the fair value or cash flows of the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for speculative or trading purposes.

Foreign Currency Exposure Management: The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The primary purpose of the Company’s foreign currency hedging activities is to manage the volatility associated with

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

foreign currency purchases and foreign currency sales. The Company utilizes forward exchange contracts with various terms. As of December 31, 2002 these contracts had expiration dates within the next twelve months. The Company utilizes forward exchange contracts with contract terms normally lasting less than three months to protect against the adverse effect that exchange rate fluctuations may have on foreign currency denominated trade receivables and trade payables. These derivatives have not been designated as hedges for accounting purposes. The gains and losses on both the derivatives and the foreign currency denominated trade receivables and payables are recorded in current earnings. Net amounts included in S,D&A expense, which offset similar amounts from foreign currency denominated trade receivables and payables, also included in S,D&A expense, were a gain of $2 in 2002 and were not significant in 2001.

In addition, the Company utilizes forward exchange contracts that qualify as cash flow hedges. These are intended to offset the effect of exchange rate fluctuations on forecasted sales and inventory purchases. Gains and losses on these instruments are deferred in OCI until the underlying transaction is recognized in earnings. The earnings impact is reported either in Net sales or Cost of products sold to match the underlying transaction being hedged. During 2002 and 2001, net gains of $4 and net losses of $4, respectively, on forward exchange contracts designated as cash flow hedges were reclassified to earnings to match the gain or loss on the underlying transaction being hedged. Hedge ineffectiveness had no significant impact on earnings for 2002 and 2001. No forward exchange contract cash flow hedges were discontinued during 2002 and 2001. The Company estimates that approximately $1 (less than $1 after-tax) of net derivative losses on foreign currency cash flow hedges included in OCI at December 31, 2002 will be reclassified to earnings during the next twelve months.

Commodity Price Risk Management: Raw materials used by the Company are subject to price volatility caused by demand and supply conditions and other unpredictable factors. The Company selectively uses commodity swap arrangements to manage the volatility related to anticipated purchases of natural gas with various terms. As of December 31, 2002, these swaps had expiration dates no later than January 2004. These market instruments are designated as cash flow hedges. The mark-to-market gain or loss on qualifying hedges is included in OCI to the extent effective, and reclassified into Cost of products sold in the period during which the hedged transaction affects earnings. The mark-to-market gains or losses on ineffective portions of hedges are recognized in Cost of products sold immediately. During 2002 and 2001, net losses on commodity swaps designated as cash flow hedges of $6 and $5, respectively, were reclassified to Cost of products sold to match the gain on the underlying transaction being hedged. Hedge ineffectiveness had no significant impact on earnings for 2002 and 2001. No commodity swap cash flow hedges were discontinued in 2002 and 2001. The Company estimates that approximately $1 ($1 after-tax) of net losses on commodity swaps included in OCI at December 31, 2002 will be reclassified to earnings during the next twelve months. In addition, the Company uses commodity swap agreements to manage the volatility related to anticipated purchases of certain commodities, a portion of which exposes the Company to natural gas price risk. These derivatives have not been designated as hedges for accounting purposes. Net gains of $1 were included in Cost of products sold in 2002. As of December 31, 2002, these swaps had expiration dates no later than January 2003.

Interest Rate Risk Management: The Company selectively uses derivative instruments to manage its ratio of debt bearing fixed interest rates to debt bearing variable interest rates. At December 31, 2002, the Company had outstanding interest rate swap agreements with a notional amount of $200, which are designated as fair value hedges of underlying fixed-rate obligations. The fair value of these interest rate swap agreements was approximately $4 at December 31, 2002 resulting in an increase to long-term debt carrying value and the recognition of a corresponding swap asset. The gains and losses on both the interest rate swaps and the hedged portion of the underlying debt are recorded in Interest expense. In addition, at December 31, 2002, the Company had outstanding an interest rate swap agreement with a notional amount of $50, which is designated as a cash

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

flow hedge of outstanding variable rate debt. The fair value of this interest rate swap agreement was not significant at December 31, 2002. Hedge ineffectiveness had no significant impact on earnings for 2002 and 2001. In July 2002, the Company terminated all of the interest rate swap agreements that were in effect at that time. Proceeds received upon termination were approximately $12. Gains deferred on these interest rate swaps of approximately $10 result in an increase to long-term debt carrying value and will be recognized as a reduction in Interest expense ratably over approximately four years, the remaining term of the underlying fixed-rate obligations previously hedged. The amount of these deferred gains recognized as a reduction of Interest expense during the year ended December 31, 2002 was approximately $1.

During the year 2001, the Company had entered into interest-rate swap agreements to convert $200 of its fixed-rate debt into variable-rate debt. These derivatives did not qualify for hedge accounting because the maturity of the swaps was less than the maturity of the hedged debt. Accordingly, changes in the fair value of such agreements was recognized as a reduction or increase in Interest expense. The swap agreements were terminated in 2001 and realized gains of $5 were recorded as a reduction of Interest expense for 2001.

Note 11—Fair Value of Non-Derivative Financial Instruments

The fair value of all short-term financial instruments (i.e., trade receivables, notes payable, etc.) and restricted cash approximates their carrying value, due to their short maturity or ready availability. The fair value of the Company’s other financial instruments is based upon estimates received from independent financial advisors as follows:

	2002		2001
	(Restated— See Note 2)		(Restated— See Note 2)
	Carrying Value	Fair Value	Carrying Value	Fair Value
Amount outstanding under Revolving Loans	$10	$10	$10	$10
Term Loans	49	49	125	125
7.00% Senior Notes	500	480	500	469
7.625% Senior Debentures	249	208	249	194
9.25% Senior Notes	377	392	275	283
Other short-term and long-term borrowings	14	14	11	11

In addition, the Company has various contractual obligations to purchase raw materials, utilities and services used in the production and distribution of its products, including but not limited to: titanium ores for TiO2, CST for fragrance chemicals, syngas for methanol, carbon monoxide for acetic acid and ethylene for VAM. Such commitments are generally at market prices, formula prices based primarily on costs of raw materials, or at fixed prices but subject to escalation for inflation. Accordingly, the fair value of such obligations approximates their contractual value.

Note 12—Pension and Other Postretirement Benefits

Domestic Benefit Plans: The Company has non-contributory defined benefit pension plans and other postretirement benefit plans that cover substantially all of its United States employees. The benefits for the pension plans are based primarily on years of credited service and average compensation as defined under the respective plan provisions. The Company’s funding policy is to contribute amounts to the pension plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company may determine to be appropriate from time to time. The

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

pension plans’ assets are held in a master asset trust and are managed by independent portfolio managers. Such assets include the Company’s Common Stock, which account for less than 1% of master trust assets at December 31, 2002 and 2001.

The Company also sponsors defined contribution plans for its salaried and certain union employees. Contributions relating to defined contribution plans are made based upon the respective plan provisions.

Foreign Benefit Arrangements: Certain of the Company’s foreign subsidiaries have defined benefit plans. The assets of these plans are held separately from the Company in independent funds.

The following table provides a reconciliation of the changes in the benefit obligations and the fair value of the plan assets over the two-year period ending December 31, 2002, and a statement of the funded status as of December 31 for both years:

	Pension Benefits		Other Postretirement Benefits
	2002	2001	2002	2001
	(Restated— See Note 2)
Reconciliation of benefit obligation
Projected benefit obligation at beginning of year	$758	$760	$80	$97
Service cost, including interest	12	12	—	—
Interest in PBO	52	53	6	6
Benefit payments	(78)	(84)	(12)	(12)
Curtailments	—	1	—	—
Net experience loss (gain)	74	15	15	(7)
Amendments	11	4	(13)	(4)
Translation and other adjustments	22	(3)	—	—

Projected benefit obligation at end of year	$851	$758	$76	$80

Reconciliation of fair value of plan assets
Fair value of plan assets at beginning of year	$778	$895	$—	$—
Return on plan assets	(91)	(36)	—	—
Employer contributions	9	8	12	12
Benefit payments	(78)	(84)	(12)	(12)
Translation and other adjustments	11	(5)	—	—

Fair value of plan assets at end of year.	$629	$778	$—	$—

Funded status
Funded status at December 31	$(222)	$20	$(76)	$(80)
Unrecognized net asset	(3)	(4)	—	—
Unrecognized prior service cost	19	8	(23)	(14)
Unrecognized loss (gain)	384	146	(17)	(32)

Net prepaid (accrued) benefit cost	178	170	(116)	(126)
Additional minimum liabilities	(309)	(11)	—	—
Intangible asset	16	3	—	—

Net (accrued) prepaid benefit cost	$(115)	$162	$(116)	$(126)

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

As of December 31, 2002, the net accrued benefit cost for pension benefits is comprised of the following:

2002
(Restated— See Note 2)
Prepaid benefit cost	$20
Intangible asset	16
Accrued benefit cost	(151)

Net accrued benefit cost	$(115)

The net accrued benefit cost of $115 at December 31, 2002 is included in Other liabilities in the Consolidated Balance Sheet. An equity charge of $188 ($286 pre-tax) was required at December 31, 2002 to record additional minimum liabilities associated with certain of the Company’s defined benefit pension plans and is included in Cumulative other comprehensive loss at December 31, 2002.

At December 31, 2001, Other assets includes an intangible asset of $3 and Cumulative other comprehensive loss includes $4 to record additional minimum liabilities associated with certain of the Company’s defined benefit pension plans.

Pension plans with projected benefit obligations in excess of the fair value of assets are summarized as follows at December 31:

	2002	2001
	(Restated— See Note 2)
Projected benefit obligation	$838	$143
Fair value of assets	604	109

Pension plans with accumulated benefit obligations in excess of the fair value of assets are summarized as follows at December 31:

	2002	2001
	(Restated— See Note 2)
Accumulated benefit obligation	$751	$45
Fair value of assets	604	29

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

The following table provides the components of net periodic benefit cost:

	Pension Benefits			Other Postretirement Benefits
	2002	2001	2000	2002	2001	2000
	(Restated— See Note 2)
Net periodic benefit cost
Service cost, including interest	$12	$12	$12	$—	$—	$—
Interest on PBO	52	53	54	6	6	8
Return on plan assets	(75)	(76)	(78)	—	—	—
Amortization of unrecognized net loss	1	—	2	(2)	(2)	(2)
Amortization of prior service cost	1	1	1	(2)	(1)	(1)
Net effect of curtailments and settlements	2	2	—	—	(1)	—

Net periodic benefit cost	(7)	(8)	(9)	2	2	5
Defined contribution plans	4	4	4	—	—	—

Net periodic benefit cost	$(3)	$(4)	$(5)	$2	$2	$5

The assumptions used in the measurement of the Company’s benefit obligations are shown in the following table:

	Pension Benefits			Other Postretirement Benefits
	2002	2001	2000	2002	2001	2000
Weighted average assumptions as of December 31
Discount rate	6.35%	7.27%	7.38%	6.50%	7.50%	7.50%
Expected return on plan assets	8.34%	8.87%	8.86%	—	—	—
Rate of compensation increase	3.52%	4.23%	4.30%	—	—	—

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The assumed healthcare cost trend rate used in measuring the healthcare portion of the postretirement benefit obligation at December 31, 2002 was 9.0% for 2003, declining gradually to 5.5% for 2010 and thereafter. A 1% increase or decrease in assumed health care cost trend rates would affect service and interest components of postretirement health care benefit costs by less than $1 in each of the years ended December 31, 2002 and 2001. The effect on the accumulated postretirement benefit obligation would be $4 at each of December 31, 2002 and 2001.

Note 13—Stock-Based Compensation Plans

Omnibus Incentive Compensation Plan: The Company’s 2001 Omnibus Incentive Compensation Plan (the “Omnibus Incentive Plan”) was designed to optimize the profitability and growth of the Company through annual and long-term incentives that are consistent with the Company’s goals and to link the personal interests of the participants to those of the Company’s shareholders and was ratified by the Company’s shareholders in 2001. Since January 1, 2001, awards under the Company’s Long Term Incentive Plan and Executive Long Term Incentive Plan described below have been granted under the Omnibus Incentive Plan.

The Omnibus Incentive Plan provides for the following types of awards: (i) stock options, including incentive stock options and non-qualified stock options; (ii) stock appreciation rights; (iii) restricted shares; (iv)

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

performance units; (v) performance shares; (vi) stock awards; and (vii) cash-based awards. Awards can be granted to employees and non-employee directors. At December 31, 2002, 1,588,000 of the maximum 3,200,000 shares of Common Stock originally reserved for delivery to participants under the Omnibus Incentive Plan were available to be granted as awards under the plan.

Stock Options Awards Under the Omnibus Incentive Plan: The Compensation Committee of the Board of Directors determines the vesting schedule and expiration date of all options granted under the Omnibus Incentive Plan, except that options expire no later than ten years from the date of grant. Stock options are to be granted at exercise prices no less than the market price of the Company’s Common Stock on the date of grant. All grants under the Omnibus Incentive Plan fully vest in the event of a change-in-control (as defined by the plan) of the Company.

A limited number of executive officers and key employees of the Company were awarded an aggregate of 957,000 and 655,000 non-qualified stock options in January 2002 and May 2001, respectively. The stock option awards vest in three equal annual installments commencing on the first anniversary of the date of grant, and expire ten years from the date of grant. No other stock option awards were granted under the Omnibus Incentive Plan as of December 31, 2002 and 2001, respectively. No compensation expense was recognized for such equity-related awards under this plan in 2002 or 2001.

Long Term Incentive Plan: The Company has a Long Term Incentive Plan for certain management employees. Commencing in 2001, these awards have been granted under the Omnibus Incentive Plan by reference to the Long Term Incentive Plan. The plan provides for awards of Common Stock to be granted if annual Economic Value Added (“EVA®”) targets are achieved, which can then vest at the end of the three-year vesting period. Unvested shares will be forfeited. A trust has been established to hold shares of Common Stock to fund this obligation. At December 31, 2002, 46,947 shares have been purchased at a total cost of $1 and are held in this trust. Compensation expense was $1 in 2002 and was not significant in 2001 and 2000.

Executive Long Term Incentive Plan: In 2000, the Company established an Executive Long Term Incentive Plan for its senior executives. Commencing in 2001, these awards have been granted under the Omnibus Incentive Plan by reference to the Executive Long Term Incentive Plan. One half of the award granted to each executive provides for Common Stock to be granted if annual EVA® targets are achieved, which can then vest at the end of the three-year vesting period. Unvested shares will be forfeited. A trust has been established to hold shares of Common Stock to fund this obligation. At December 31, 2002, 220,722 shares have been purchased at a total cost of $4 and are held in this trust. The remaining half of the award is based on the total shareholder return on the Common Stock compared to total shareholder return on the common stock of the Company’s peer group (companies in the Standard & Poor’s Chemical Composite Index) over a three-year period, in each case including reinvested dividends. This award will be paid in cash. Compensation expense was $1 in 2002 and was $3 in each of 2001 and 2000.

Stock Incentive Plan: The Company’s Stock Incentive Plan was designed to enhance the profitability and value of the Company for the benefit of its shareholders and was ratified by the Company’s shareholders in 1997.

The Stock Incentive Plan provides for the following types of awards to employees: (i) stock options, including incentive stock options and non-qualified stock options; (ii) stock appreciation rights; (iii) restricted shares; (iv) performance units; and, (v) performance shares. At December 31, 2002, 1,398,872 of the maximum 3,909,000 shares of Common Stock originally reserved for delivery to participants under the Stock Incentive Plan were available to be granted as awards under the plan.

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

Restricted Share Awards Under the Stock Incentive Plan: The vesting schedule for granted restricted share awards was as follows: (i) three equal tranches aggregating 25% of the total award vesting in each of October 1999, 2000 and 2001; and, (ii) three equal tranches aggregating 75% of the total award subject to the achievement of “value creation” performance criteria established by the Compensation Committee for each of the three performance cycles commencing January 1, 1997 and ending December 31, 1999, 2000 and 2001, respectively. Half of the earned portion of a tranche relating to a particular performance-based cycle of the award vested immediately and the remainder vests in five equal annual installments commencing on the first anniversary of the end of the cycle.

Unearned and/or unvested restricted shares, based on the market value of the shares at each balance sheet date, are included as a separate component of Shareholders’ (deficit) equity and amortized over the restricted period. Income recognized in 2002 was not significant. Income of $2 and $6 was recognized for the years ended December 31, 2001 and 2000, respectively.

Stock Option Awards Under the Stock Incentive Plan: Stock options granted under the Stock Incentive Plan vest three years from the date of grant and expire ten years from the date of grant. All stock options have been granted at exercise prices equal to the market price of the Company’s Common Stock on the date of grant. All grants under the Stock Incentive Plan fully vest in the event of a change-in-control (as defined by the plan) of the Company.

A summary of changes in all of the awards of restricted stock and stock options under the Omnibus Incentive Plan and the Stock Incentive Plan, which are the only plans under which such awards can be made, is as follows:

	Restricted Shares	Weighted- Average Grant Price	Stock Options	Weighted- Average Exercise Price
Balance at December 31, 1999	2,212,224	$23.71	538,000	$21.75
Vested and issued	(460,914)	$23.70	(5,000)	$19.00
Cancelled	(172,495)	$23.75	(40,000)	$21.24
Granted	—	—	117,000	$19.07

Balance at December 31, 2000	1,578,815	$23.73	610,000	$21.31
Vested and issued	(298,065)	$23.81	—	—
Cancelled	(641,427)	$23.39	(57,000)	$21.33
Granted	—	—	748,000	$16.83

Balance at December 31, 2001	639,323	$23.69	1,301,000	$18.73
Vested and issued	(63,447)	$24.22	—	—
Cancelled	(509,502)	$23.94	(103,000)	$20.67
Granted	—	—	999,000	$12.33

Balance at December 31, 2002	66,374	$21.19	2,197,000	$15.73

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

A summary of the Company’s stock options as of December 31, 2002 is as follows:

	Options Outstanding			Options Exercisable
Range of exercise price	Shares	Weighted average remaining life (yrs)	Weighted average exercise price	Shares	Weighted average exercise price
$12.24–$16.00	1,044,000	9.0	$12.48	—	—
$16.01–$20.00	981,000	7.6	$17.49	252,000	$19.35
$20.01–$24.00	110,000	6.1	$22.27	54,000	$23.33
$24.01–$28.00	32,000	6.4	$27.38	32,000	$27.38
$28.01–$34.88	30,000	5.4	$34.88	30,000	$34.88

$12.24–$34.88	2,197,000	8.2	$15.73	368,000	$21.90

The weighted average fair value of stock options at grant date was $4.04 per share, $3.16 per share and $9.00 per share for 2002, 2001 and 2000, respectively, using a Black-Scholes model with the following assumptions: expected dividend yield of 5%, 4% and 2% for 2002, 2001 and 2000, respectively; risk-free interest rate of 5% in 2002, 5% in 2001 and 6% in 2000; an expected life of 10 years; and, an expected volatility of 62%, 39% and 60% for 2002, 2001 and 2000, respectively.

Salary and Bonus Deferral Plan: The Company has a deferred compensation plan under which officers and certain management employees have deferred a portion of their compensation on a pre-tax basis in the form of Common Stock. A rabbi trust (the “Trust”) has been established to hold shares of Common Stock purchased in open market transactions to fund this obligation. Shares purchased by the Trust are reflected as Treasury stock, at cost, and, along with the related obligation for this plan, are included in Shareholders’ (deficit) equity. At December 31, 2002, 440,566 shares have been purchased at a total cost of $9 and are held in the Trust.

Note 14—Cumulative Other Comprehensive Loss

Cumulative other comprehensive loss consists of changes in foreign currency translation adjustments, net unrealized losses on certain derivative instruments, the minimum pension liability, and the Company’s share of Equistar’s Cumulative other comprehensive loss. The following table sets forth the components of Cumulative other comprehensive loss:

	Foreign Currency Translation Adjustments	Unrealized Losses on Derivative Instruments	Minimum Pension Liability	Equity in Other Comprehensive Loss of Equistar	Cumulative Other Comprehensive Loss
			(Restated— See Note 2)	(Restated— See Note 2)	(Restated— See Note 2)
Balance, December 31, 1999	$(61)	$—	$—	$—	$(61)
2000 Change	(46)	—	—	—	(46)

Balance, December 31, 2000	(107)	—	—	—	(107)
2001 Change	(19)	(6)	(4)	—	(29)

Balance, December 31, 2001	(126)	(6)	(4)	—	(136)
2002 Change	27	5	(188)	(7)	(163)

Balance, December 31, 2002	$(99)	$(1)	$(192)	$(7)	$(299)

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

Note 15—Related Party Transactions

One of the Company’s subsidiaries purchases ethylene from Equistar at market-related prices pursuant to an agreement made in connection with the formation of Equistar. Under the agreement, the subsidiary is required to purchase 100% of its ethylene requirements for its La Porte, Texas facility up to a maximum of 330 million pounds per year. The initial term of the contract was through December 1, 2000 and automatically renews annually. Either party may terminate on one year’s notice, and neither party has provided such notice. The subsidiary incurred charges of $43, $53 and $90 in 2002, 2001 and 2000, respectively, under this contract.

One of the Company’s subsidiaries sells VAM to Equistar at formula-based prices pursuant to an agreement entered into in connection with the formation of Equistar. Under this agreement, Equistar is required to purchase 100% of its VAM feedstock requirements for its La Porte, Texas, and Clinton and Morris, Illinois, plants, estimated to be 48 to 55 million pounds per year, up to a maximum of 60 million pounds per year (the “Annual Maximum”) for the production of ethylene vinyl acetate products at those locations. If Equistar fails to purchase at least 42 million pounds of VAM in any calendar year, the Annual Maximum quantity may be reduced by as much as the total purchase deficiency for one or more successive years. In order to reduce the Annual Maximum quantity, Equistar must be notified within at least 30 days prior to restricting the VAM purchases provided that the notice is not later than 45 days after the year of the purchase deficiency. The initial term of the contract was through December 31, 2000 and renews annually. Either party may terminate on one year’s notice, and neither party has provided such notice. During the years ended December 31, 2002, 2001 and 2000, sales to Equistar were $10, $14 and $16, respectively.

One of the Company’s subsidiaries and Equistar have entered into various operating, manufacturing and technical service agreements. These agreements provide the subsidiary with certain utilities, steam, administrative office space, and health, safety and environmental services. The subsidiary incurred charges of $9, $17 and $23 in 2002, 2001 and 2000, respectively, for such services. In addition, the subsidiary charged Equistar $15, $18 and $13 in 2002, 2001 and 2000, respectively, for electricity and miscellaneous shared services.

Note 16—Commitments and Contingencies

Legal and Environmental: The Company and various Company subsidiaries are defendants in a number of pending legal proceedings relating to present and former operations. These include several proceedings alleging injurious exposure of plaintiffs to various chemicals and other materials on the premises of, or manufactured by, the Company’s current and former subsidiaries. Typically, such proceedings involve claims made by many plaintiffs against many defendants in the chemical industry. Millennium Petrochemicals is one of a number of defendants in 80 active premises-based asbestos cases (i.e., where the alleged exposure to asbestos-containing materials was to employees of third-party contractors or subcontractors on the premises of certain facilities, and did not relate to any products manufactured or sold by the Company or any of its predecessors). Millennium Petrochemicals is also one of a number of defendants in one inactive premises-based asbestos case where the court placed the claim on a formal registry for dormant claims, and for which no defense costs are being incurred. Millennium Petrochemicals is responsible for these premises-based cases as a result of its indemnification obligations under the Company’s agreements with Equistar; however, Equistar will be required to indemnify Millennium Petrochemicals for any such claims filed on or after December 1, 2004 related to the assets or businesses contributed by Millennium Petrochemicals to Equistar. Various other Company subsidiaries and alleged former subsidiaries are among a number of defendants in 50 active premises-based asbestos cases. The Company believes that it has valid defenses to these proceedings and is defending them vigorously. However, litigation is subject to uncertainties and the Company is unable to guarantee the outcome of these proceedings. In addition, the Company may be subject to potential unknown liabilities associated with its present

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

and former operations, including environmental liabilities, arising from the operations of its predecessors and prior owners or operators of its sites or operations for which it may be responsible.

Together with other alleged past manufacturers of lead-based paint and lead pigments for use in paint, the Company, a current subsidiary, as well as alleged predecessor companies, have been named as defendants in various legal proceedings alleging that they and other manufacturers are responsible for personal injury, property damage, and remediation costs allegedly associated with the use of these products. The plaintiffs in these legal proceedings include municipalities, counties, school districts, individuals and the State of Rhode Island, and seek recovery under a variety of theories, including negligence, failure to warn, breach of warranty, conspiracy, market share liability, fraud, misrepresentation and public nuisance. Legal proceedings relating to lead pigment or paint are in various procedural stages or pre-trial, post-trial and post-dismissal settings.

There are eight pending legal proceedings relating to lead pigment or paint in various pre-trial stages. One proceeding relating to lead pigment or paint was tried in 2002. On October 29, 2002, after a trial in which the jury deadlocked, the court in the State of Rhode Island v. Lead Industry Association, Inc., et al commenced in the Superior Court of Providence, Rhode Island, on October 13, 1999, declared a mistrial. The sole issue before the jury in this phase of the proceeding was whether lead pigment in paint in and on public and private Rhode Island buildings constitutes a “public nuisance.” On March 30, 2003, the court denied the motions for the judgment as a matter of law filed by both sides during and after the trial. The State of Rhode Island may seek a new trial.

There are four pending legal proceedings relating to lead pigment or paint that were dismissed after summary judgment was granted by the court in favor of the defendants, but are now pending appeal. There are four legal proceedings relating to lead pigment or paint which have been voluntarily dismissed by the plaintiffs. There is also one legal proceeding relating to lead pigment or paint that was dismissed after summary judgment was granted by the court in favor of the defendants, but which has not been appealed. There are four legal proceedings relating to lead pigment or paint that were abated under the laws of the State of Texas pending the resolution of an appeal in another legal proceeding involving lead pigment or paint where summary judgment was granted by the court in favor of one defendant. During the abatement period, expected to last one to two years, no defense costs will be incurred for the abated legal proceedings. Finally, there are nine legal proceedings relating to lead pigment or paint that have been filed with a court, are pending, but have yet to be formally served on the Company, any of its subsidiaries, or alleged predecessor companies.

The Company’s defense costs to date for lead-based paint and lead pigment litigation largely have been covered by insurance. The Company has not accrued any liabilities for any lead-based paint and lead pigment litigation. The Company has insurance policies that potentially provide approximately $1 billion in indemnity coverage for lead-based paint and lead pigment litigation. As a result of insurance coverage litigation initiated by the Company, an Ohio trial court issued a decision in 2002 effectively requiring certain insurance carriers to resume paying defense costs in the lead-based paint and lead pigment cases. Indemnity coverage was not at issue in the Ohio court’s decision. The insurance carriers may appeal the Ohio decision regarding defense costs, and they have in the past and may in the future attempt to deny indemnity coverage if there is ever a settlement or an adverse judgment in any lead-based paint or lead pigment case.

In 1986, a predecessor of a company that is now a subsidiary of the Company sold its recently acquired Glidden Paints business. As part of that sale, the seller agreed to indemnify the purchaser against certain claims made during the first eight years after the sale; the purchaser agreed to indemnify the seller against such claims made after the eight-year period. With the exception of the two cases discussed below, all pending lead-based paint and lead pigment litigation involving the Company and its subsidiaries, including the Rhode Island case,

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

was filed after the eight-year period. Accordingly, the Company believes that it is entitled to full indemnification from the purchaser against lead-based paint and lead pigment cases filed after the eight-year period. The purchaser disputes that it has such an indemnification obligation, and claims that the seller must indemnify it. Since the Company’s defense costs to date largely have been covered by insurance and there never has been a settlement paid by, nor any judgment rendered against, the Company (or any other company sued in any lead-based paint or lead pigment litigation), the parties’ indemnification claims have not been ruled on by a court.

A current subsidiary and an alleged predecessor company are parties to the only two remaining cases originally filed within the eight-year period following the 1986 sale of the Glidden Paints business referred to above. In the first of these cases, The City of New York et al. v. Lead Industries Association, Inc., et al., commenced in the Supreme Court of the State of New York on June 8, 1989, the New York City Housing Authority brought an action relating to tens of thousands of public housing units. All claims in that case have been dropped except for those relating to two housing projects. The other remaining case, Jackson, et al. v. The Glidden Co., et al., commenced in the Court of Common Pleas, Cuyahoga County, Ohio, on August 12, 1992, includes five minors as plaintiffs. Dispositive motions were filed in that case in late 2002 and have yet to be ruled on by the court.

The Company believes that it has valid defenses to all pending lead-based paint and lead pigment proceedings and is vigorously defending them. However, litigation is inherently subject to many uncertainties. There can be no assurance that additional lead-based paint and lead pigment litigation will not be filed against the Company or its subsidiaries in the future asserting similar or different legal theories and seeking similar or different types of damages and relief. While an outcome such as that reached in the Rhode Island proceeding may have a positive effect on the lead-based paint and lead pigment litigation against the Company, its subsidiaries and other defendants by reducing the number and nature of future claims and proceedings, other adverse court rulings or determinations of liability, among other factors, could encourage an increase in the number of future claims and proceedings. In addition, from time to time, legislation and administrative regulations have been enacted or proposed to impose obligations on present and former manufacturers of lead-based paint and lead pigment respecting asserted health concerns associated with such products or to overturn successful court decisions. Due to the uncertainties involved, the Company is unable to predict the outcome of lead-based paint and lead pigment litigation, the number or nature of possible future claims and proceedings, or the effect that any legislation and/or administrative regulations may have on the Company or its subsidiaries. In addition, management cannot reasonably estimate the scope or amount of the costs and potential liabilities related to such litigation, or any such legislation and regulations. Accordingly, the Company has not accrued any liabilities for such litigation. However, based upon, among other things, the outcome of such litigation to date, including the dismissal of most of the over 50 lawsuits brought in recent years, management does not currently believe that the costs or potential liabilities ultimately determined to be attributable to the Company arising out of such litigation will have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

The Company’s businesses are subject to extensive federal, state, local and foreign laws, regulations, rules and ordinances concerning, among other things, emissions to the air, discharges and releases to land and water, the generation, handling, storage, transportation, treatment and disposal of wastes and other materials and the remediation of environmental pollution caused by releases of wastes and other materials (collectively, “Environmental Laws”). The operation of any chemical manufacturing plant and the distribution of chemical products entail risks under Environmental Laws, many of which provide for substantial fines and criminal sanctions for violations. There can be no assurance that significant costs or liabilities will not be incurred with respect to the Company’s operations and activities. In particular, the production of TiO2, TiCl4, VAM, acetic

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

acid, methanol and certain other chemicals involves the handling, manufacture or use of substances or compounds that may be considered to be toxic or hazardous within the meaning of certain Environmental Laws, and certain operations have the potential to cause environmental or other damage. Significant expenditures including facility-related expenditures could be required in connection with any investigation and remediation of threatened or actual pollution, triggers under existing Environmental Laws tied to production or new requirements under Environmental Laws.

The Company cannot predict whether future developments or changes in laws and regulations concerning environmental protection will affect its earnings or cash flow in a materially adverse manner or whether its operating units, Equistar or La Porte Methanol Company will be successful in meeting future demands of regulatory agencies in a manner that will not materially adversely affect the consolidated financial position, results of operations or cash flows of the Company. For example, the Texas Commission on Environmental Quality (the “TCEQ”) submitted a plan to the United States Environmental Protection Agency (“EPA”) requiring the eight-county Houston/Galveston, Texas area to come into compliance with the National Ambient Air Quality Standard for ozone by 2007. These requirements, if implemented, would mandate significant reductions of nitrogen oxide (“NOx”) emissions requiring increased capital investment by Equistar of between $200 and $260 before the 2007 regulatory deadline, as well as create higher annual operating costs. This result could potentially affect cash distributions from Equistar to the Company. In January 2001, Equistar, individually and as part of an industry coalition, filed a lawsuit in State District Court in Travis County, Texas seeking adoption of an alternative plan for air quality improvement. In response to the lawsuit, the TCEQ conducted an accelerated scientific review during 2001 and 2002. In December 2002, the TCEQ adopted revised rules, which changed the required NOx emission reduction levels from 90% to 80% while requiring new controls on emissions of highly reactive volatile organic compounds (“HRVOCs”), such as ethylene, propylene, butadiene and butanes. These new rules still require approval by the EPA. Based on the 80% NOx reduction requirement, Equistar estimates that its aggregate related capital expenditures could total between $165 and $200 before the 2007 deadline, and could result in higher annual operating costs. Equistar is still assessing the impact of the new HRVOC control requirements. Additionally, the TCEQ plans to make a final review of these rules, with final rule revisions to be adopted by May 2004. The timing and amount of these expenditures are subject to regulatory and other uncertainties, as well as obtaining the necessary permits and approvals. At this time, there can be no guarantee as to the ultimate capital cost of implementing any final plan developed to ensure ozone attainment by the 2007 deadline.

From time to time, various agencies may serve cease and desist orders or notices of violation on an operating unit or deny its applications for certain licenses or permits, in each case alleging that the practices of the operating unit are not consistent with regulations or ordinances. In some cases, the relevant operating unit may seek to meet with the agency to determine mutually acceptable methods of modifying or eliminating the practice in question. The Company believes that its operating units generally operate in compliance with applicable regulations and ordinances in a manner that should not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

Certain Company subsidiaries have been named as defendants, potentially responsible parties (the “PRPs”), or both, in a number of environmental proceedings associated with waste disposal sites or facilities currently or previously owned, operated or used by the Company’s current or former subsidiaries or their predecessors, some of which are on the Superfund National Priorities List of the EPA or similar state lists. These proceedings seek cleanup costs, damages for personal injury or property damage, or both. Based upon third-party technical reports, the projections of outside consultants or outside counsel, or both, the Company has estimated its individual exposure at these sites to be between $0.025 and $26.7. In the most significant of these proceedings, a subsidiary

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

is named as one of four PRPs at the Kalamazoo River Superfund Site in Michigan. The site involves contamination of river sediments and floodplain soils with polychlorinated biphenyls. Originally commenced on December 2, 1987 in the United States District Court for the Western District of Michigan as Kelly v. Allied Paper, Inc. et al., the matter was stayed and is being addressed under the Comprehensive Environmental Response, Compensation and Liability Act. In October 2000, the Kalamazoo River Study Group (the “KRSG”), of which one of the Company’s subsidiaries is a member, submitted to the State of Michigan a Draft Remedial Investigation and Draft Feasibility Study (the “Draft Study”), which evaluated a number of remedial options and recommended a remedy involving the stabilization of several miles of river bank and the long-term monitoring of river sediments at a total collective cost of approximately $73. During 2001, additional sampling activities were performed in discrete parts of the river. At the end of 2001, the EPA took responsibility for the site at the request of the State. While the State has submitted comments to the EPA on the Draft Study, the EPA has yet to similarly comment. The Company has estimated its liability at this site based upon the KRSG’s recommended remedy. Guidance as to how the EPA will likely proceed with further evaluation and remediation, if required, at the Kalamazoo site is expected by early 2004. At that time, the Company’s estimate of its liability will be reevaluated. The Company’s ultimate liability for the Kalamazoo site will depend on many factors that have not yet been determined, including the ultimate remedy selected by the EPA, the number and financial viability of the other members of the KRSG as well as of other PRPs outside the KRSG, and the determination of the final allocation among the members of the KRSG and other PRPs.

The Company believes that the reasonably probable and estimable range of potential liability for environmental and other legal contingencies, collectively, but which primarily relates to environmental remediation activities, is between $67 and $95 and has accrued $71 as of December 31, 2002. Expense associated with these contingencies included in Selling, development and administrative expense totaled $15 and $6 in 2001 and 2000, respectively. These expenses resulted from increases in reserves for the estimated costs to resolve legal and environmental claims related to predecessor businesses. Included in 2002 is a benefit of $6 from a reduction of reserves due to favorable resolution of certain environmental claims related to predecessor businesses reserved for in prior years. The Company expects that cash expenditures related to these potential liabilities will be made over a number of years, and will not be concentrated in any single year. This accrual also reflects the fact that certain Company subsidiaries have contractual obligations to indemnify other parties against certain environmental and other liabilities. For example, the Company agreed as part of its Demerger to indemnify Hanson and certain of its subsidiaries against certain of such contractual indemnification obligations, and Millennium Petrochemicals agreed as part of the December 1, 1997 formation of Equistar to indemnify Equistar for certain liabilities related to the assets contributed by Millennium Petrochemicals to Equistar in excess of $7, which threshold was exceeded in 2001. The terms of these indemnification agreements do not limit the maximum potential future payments to the indemnified parties. The maximum amount of future indemnification payments is dependent upon many factors and is not practicable to estimate.

No assurance can be given that actual costs for environmental matters will not exceed accrued amounts or that estimates made with respect to indemnification obligations will be accurate. In addition, it is possible that costs will be incurred with respect to contamination, indemnification obligations or other environmental matters that currently are unknown or as to which it is currently not possible to make an estimate.

On January 16, 2002, Slidell Inc. (“Slidell”) filed a lawsuit against Millennium Inorganic Chemicals Inc., a wholly owned operating subsidiary of the Company, alleging breach of contract and other related causes of action arising out of a contract between the two parties for the supply of packaging equipment. In the suit, Slidell seeks unspecified monetary damages. The Company believes it has substantial defenses to these allegations and has filed a counterclaim against Slidell.

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

The Company believes that it has valid defenses to the legal proceedings described above and intends to defend these legal proceedings vigorously. However, litigation is subject to many uncertainties and the Company cannot guarantee the outcome of these proceedings. Based upon information currently available, the Company does not believe that the outcome of these proceedings will, either individually or in the aggregate, have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

Purchase Commitments: The Company has various agreements for the purchase of ore used in the production of TiO2 and certain other agreements to purchase raw materials, utilities and services with various terms extending through 2020. The fixed and determinable portion of obligations under purchase commitments at December 31, 2002 (at current exchange rates, where applicable) is as follows:

	Ore	Other	Total
2003	$195	$132	$327
2004	143	95	238
2005	167	81	248
2006	42	80	122
2007	—	78	78
Thereafter	—	654	654

Total	$547	$1,120	$1,667

One of the Company’s subsidiaries has entered into an agreement with DuPont to toll acetic acid through DuPont’s VAM plant, thereby acquiring all of the VAM production at such plant not utilized by DuPont. The tolling fee is based on the market price of ethylene, plus a processing charge. The term of the contract is from January 1, 2001 through December 31, 2006, and thereafter from year-to-year. The total commitment over the remaining term of the contract is expected to be $247.

Future Minimum Rental Commitments: Future minimum rental commitments under non-cancelable operating leases, as of December 31, 2002, are as follows:

2003	$21
2004	17
2005	14
2006	11
2007	10
Thereafter	88

$161

Other Contingencies: The Company is organized under the laws of Delaware and is subject to United States federal income taxation of corporations. However, in order to obtain clearance from the United Kingdom Inland Revenue as to the tax-free treatment of the Demerger stock dividend for United Kingdom tax purposes for Hanson and Hanson’s shareholders, Hanson agreed with the United Kingdom Inland Revenue that the Company would continue to be centrally managed and controlled in the United Kingdom at least until September 30, 2001. The Company agreed with Hanson not to take, or fail to take, during such five-year period, any action that would result in a breach of, or constitute non-compliance with, any of the representations and undertakings made by Hanson in its agreement with the United Kingdom Inland Revenue. The Company also agreed to indemnify Hanson against any liability and penalties arising out of a breach of such agreement.

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

Effective February 4, 2002, the Company ceased being centrally managed and controlled in the United Kingdom. The Company believes that it has satisfied all obligations that it be managed and controlled in the United Kingdom for the requisite five-year period.

See Note 8 for additional information regarding income tax contingencies.

Note 17—Operations by Business Segment and Geographic Area

The Company’s principal operations are managed and grouped as three separate business segments: Titanium Dioxide and Related Products, Acetyls and Specialty Chemicals. Operating income and expense not identified with the three separate business segments, including certain of the Company’s S,D&A costs not allocated to its three business segments, employee-related costs from predecessor businesses and certain other expenses, are reflected as Other. The accounting policies of the segments are the same as those described in Note 1.

Most of the Company’s foreign operations are conducted by subsidiaries in the United Kingdom, France, Brazil and Australia. Sales between the Company’s operations are made on terms similar to those of its third-party distributors.

Income and expense not allocated to business segments in computing operating income include interest income and expense, other income and expense and (loss) earnings on Equistar investment.

Export sales from the United States for the years ended December 31, 2002, 2001 and 2000 were approximately $254, $245 and $201, respectively.

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

The following is a summary of the Company’s operations by business segment:

	2002	2001	2000
	(Restated— See Note 2)	(Restated— See Note 2)	(Restated— See Note 2)
Net sales
Titanium Dioxide and Related Products	$1,129	$1,145	$1,355
Acetyls	334	355	337
Specialty Chemicals	91	90	101

Total	$1,554	$1,590	$1,793

Operating income (loss)
Titanium Dioxide and Related Products	$63	$42	$148
Acetyls	11	(21)	47
Specialty Chemicals	6	11	20
Other	—	(18)	(14)

Total	$80	$14	$201

Depreciation and amortization
Titanium Dioxide and Related Products	$83	$81	$85
Acetyls	11	21	20
Specialty Chemicals	8	8	8

Total	$102	$110	$113

Capital expenditures
Titanium Dioxide and Related Products	$61	$82	$96
Acetyls	1	6	7
Specialty Chemicals	9	3	7
Other	—	6	—

Total	$71	$97	$110

Identifiable assets
Titanium Dioxide and Related Products	$1,389	$1,385
Acetyls	294	568
Specialty Chemicals	99	96
Other (1)	614	916

Total	$2,396	$2,965

(1)	Other assets consist primarily of cash and cash equivalents, the Company’s interest in Equistar and other assets.

	December 31,
	2002	2001
Goodwill
Titanium Dioxide and Related Products	$58	$58
Acetyls	48	323

Total	$106	$381

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

The following is a summary of the Company’s operations by geographic region:

	2002	2001	2000
	(Restated— See Note 2)	(Restated— See Note 2)	(Restated— See Note 2)
Net sales
United States	$923	$983	$1,077

Non-United States
United Kingdom	404	364	428
France	183	179	205
Asia/Pacific	178	160	183
Brazil	103	113	148

	868	816	964

Inter-area elimination	(237)	(209)	(248)

Total	$1,554	$1,590	$1,793

Operating income (loss)
United States	$6	$(50)	$128

Non-United States
United Kingdom	5	(7)	10
France	(11)	(8)	15
Asia/Pacific	54	51	55
Brazil	23	30	21

	71	66	101

Inter-area elimination	3	(2)	(28)

Total	$80	$14	$201

Identifiable assets
United States	$1,536	$2,129

Non-United States
United Kingdom	346	363
France	250	216
Asia/Pacific	137	114
Brazil	116	134
All Other	11	9

	860	836

Total	$2,396	$2,965

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

Note 18—Quarterly Financial Data (Unaudited)

	1st Qtr.		2nd Qtr.		3rd Qtr.		4th Qtr.
	(Restated— See Note 2)		(Restated— See Note 2)		(Restated— See Note 2)		(Restated— See Note 2)
2002
Net sales	$351		$405		$411		$387
Operating income	7		20	(1)	30		23	(2)
Net (loss) income before cumulative effect of accounting change	(33)		2	(1)	5		(2	)(3)
Cumulative effect of accounting change	(305)		—		—		—

Net (loss) income after cumulative effect of accounting change	(338)		2	(1)	5		(2	)(3)

Basic (loss) earnings per share before cumulative effect of accounting change	(0.52)		0.02	(1)	0.08		(0.03	)(3)
Cumulative effect of accounting change	(4.80)		—		—		—

Basic (loss) earnings per share after cumulative effect of accounting change	(5.32)		0.02	(1)	0.08		(0.03	)(3)

Diluted (loss) earnings per share before cumulative effect of accounting change	(0.52)		0.02	(1)	0.08		(0.03	)(3)
Cumulative effect of accounting change	(4.80)		—		—		—

Diluted (loss) earnings per share after cumulative effect of accounting change	(5.32)		0.02	(1)	0.08		(0.03	)(3)

2001
Net sales	$444		$419		$393		$334
Operating income (loss)	20	(4)	(9	)(6)	11	(7)	(8	)(8)
Net (loss) income	(17	)(5)	(26	)(6)	(16	)(7)	5	(9)
Basic (loss) earnings per share	(0.27	)(5)	(0.41	)(6)	(0.25	)(7)	0.08	(9)
Diluted (loss) earnings per share	(0.27	)(5)	(0.41	)(6)	(0.25	)(7)	0.08	(9)

(1)	Includes a benefit of $5 ($3 after-tax or $0.05 per share) from a reduction of reserves due to favorable resolution of environmental claims related to predecessor businesses reserved for in prior years.
(2)	Includes a benefit of $1 from a reduction of reserves due to favorable resolution of environmental claims related to predecessor businesses reserved for in prior years.
(3)	Includes a benefit of $1 after-tax or $0.01 per share from a reduction of reserves due to favorable resolution of environmental claims related to predecessor businesses reserved for in prior years, a tax benefit of $22 or $0.35 per share, primarily related to a federal tax refund claim, and a tax charge of $10 or $0.16 per share to establish a valuation allowance against deferred tax assets for the Company’s French subsidiaries.
(4)	Includes $5 in reorganization and plant closure charges and a charge of $4 to increase reserves for the estimated costs to resolve legal and environmental claims related to predecessor businesses.
(5)	Includes $4 after-tax or $0.07 per share in reorganization and plant closure charges, an additional $4 or $0.07 per share representing the Company’s after-tax share of costs related to the shutdown of Equistar’s Port Arthur, Texas plant and $3 after-tax or $0.05 per share to increase reserves for the estimated costs to resolve legal and environmental claims related to predecessor businesses.

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

(6)	Includes $31 ($20 after-tax or $0.31 per share) in reorganization and plant closure charges and a charge of $3 ($2 after-tax or $0.03 per share) to increase reserves for the estimated costs to resolve legal and environmental claims related to predecessor businesses.
(7)	Includes a charge of $4 ($3 after-tax or $0.05 per share) to increase reserves for the estimated costs to resolve legal and environmental claims related to predecessor businesses.
(8)	Includes a charge of $4 to increase reserves for the estimated costs to resolve legal and environmental claims related to predecessor businesses.
(9)	Includes a tax benefit of $42 or $0.66 per share from a reduction in the Company’s income tax accruals due to favorable developments related to matters reserved for in prior years and a $2 charge after-tax or $0.03 per share to increase reserves for the estimated costs to resolve legal and environmental claims related to predecessor businesses.

Note 19—Supplemental Financial Information

Millennium America, a wholly owned indirect subsidiary of the Company, is a holding company for all of the Company’s operating subsidiaries other than its operations in the United Kingdom, France, Brazil and Australia. Millennium America is the issuer of the 7% Senior Notes, the 7.625% Senior Debentures, and the 9.25% Senior Notes, and is the principal borrower under the Credit Agreement. Millennium America guarantees all obligations under the Credit Agreement. The 7% Senior Notes, the 7.625% Senior Debentures and the 9.25% Senior Notes, as well as outstanding amounts under the Credit Agreement, are guaranteed by the Company. Accordingly, the following Condensed Consolidating Balance Sheets at December 31, 2002 and 2001, and the Condensed Consolidating Statements of Operations and Cash Flows for each of the three years in the period ended December 31, 2002, are provided for the Company as supplemental financial information to the Company’s consolidated financial statements to disclose the financial position, results of operations and cash flows of (i) the Company, (ii) Millennium America, and (iii) all subsidiaries of the Company other than Millennium America (the “Non-Guarantor Subsidiaries”). The investment in subsidiaries of Millennium America and the Company are accounted for by the equity method; accordingly, the shareholders’ (deficit) equity of Millennium America and the Company are presented as if each of those companies and their respective subsidiaries were reported on a consolidated basis.

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

	Millennium America Inc. (Issuer)	Millennium Chemicals Inc. (Guarantor)	Non-Guarantor Subsidiaries	Eliminations	Millennium Chemicals Inc. and Subsidiaries
2002 (Restated—See Note 2)

ASSETS
Inventories	$—	$—	$406	$—	$406
Other current assets	10	—	403	—	413
Property, plant and equipment, net	—	—	862	—	862
Investment in Equistar	—	—	563	—	563
Investment in subsidiaries	349	95	—	(444)	—
Other assets	15	—	31	—	46
Goodwill	—	—	106	—	106
Due from parent and affiliates	638	—	—	(638)	—

Total assets	$1,012	$95	$2,371	$(1,082)	$2,396

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current maturities of long-term debt	$3	$—	$9	$—	$12
Other current liabilities	8	—	455	—	463
Long-term debt	1,196	—	16	—	1,212
Deferred income taxes	—	—	337	—	337
Other liabilities	—	—	388	—	388
Due to parent and affiliates	—	130	508	(638)	—

Total liabilities	1,207	130	1,713	(638)	2,412
Minority interest	—	—	19	—	19
Shareholders’ (deficit) equity	(195)	(35)	639	(444)	(35)

Total liabilities and shareholders’ (deficit) equity	$1,012	$95	$2,371	$(1,082)	$2,396

2001 (Restated—See Note 2)

ASSETS
Inventories	$—	$—	$399	$—	$399
Other current assets	6	—	384	—	390
Property, plant and equipment, net	—	—	880	—	880
Investment in Equistar	—	—	677	—	677
Investment in subsidiaries	657	580	—	(1,237)	—
Other assets	13	—	225	—	238
Goodwill	—	—	381	—	381
Due from parent and affiliates	590	—	—	(590)	—

Total assets	$1,266	$580	$2,946	$(1,827)	$2,965

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current maturities of long-term debt	$3	$—	$8	$—	$11
Other current liabilities	8	—	363	—	371
Long-term debt	1,156	—	16	—	1,172
Deferred income taxes	—	—	373	—	373
Other liabilities	—	1	526	—	527
Due to parent and affiliates	—	89	501	(590)	—

Total liabilities	1,167	90	1,787	(590)	2,454
Minority interest	—	—	21	—	21
Shareholders’ equity	99	490	1,138	(1,237)	490

Total liabilities and shareholders’ equity	$1,266	$580	$2,946	$(1,827)	$2,965

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2002, 2001 and 2000

	Millennium America Inc. (Issuer)	Millennium Chemicals Inc. (Guarantor)	Non-Guarantor Subsidiaries	Eliminations	Millennium Chemicals Inc. and Subsidiaries
2002 (Restated—See Note 2)
Net sales	$—	$—	$1,554	$—	$1,554
Cost of products sold	—	—	1,234	—	1,234
Depreciation and amortization	—	—	102	—	102
Selling, development and administrative expense	1	1	136	—	138

Operating (loss) income	(1)	(1)	82	—	80
Interest expense, net	(86)	—	—	—	(86)
Intercompany interest income (expense)	103	(5)	(98)	—	—
Loss on Equistar investment	—	—	(73)	—	(73)
Equity in loss of subsidiaries	(402)	(328)	—	730	—
Other expense	—	—	(7)	—	(7)
(Provision for) benefit from income taxes	(6)	1	63	—	58
Cumulative effect of accounting change	—	—	(305)	—	(305)

Net loss	$(392)	$(333)	$(338)	$730	$(333)

2001 (Restated—See Note 2)
Net sales	$—	$—	$1,590	$—	$1,590
Cost of products sold	—	—	1,261	—	1,261
Depreciation and amortization	—	—	110	—	110
Selling, development and administrative expense	—	—	169	—	169
Reorganization and plant closure	—	—	36	—	36

Operating income	—	—	14	—	14
Interest expense, net	(81)	—	(1)	—	(82)
Intercompany interest income (expense)	108	(4)	(104)	—	—
Loss on Equistar investment	—	—	(83)	—	(83)
Equity in loss of subsidiaries	(76)	(51)	—	127	—
Other expense	(2)	(1)	—	—	(3)
(Provision for) benefit from income taxes	(9)	2	107	—	100

Net loss	$(60)	$(54)	$(67)	$127	$(54)

2000 (Restated—See Note 2)
Net sales	$—	$—	$1,793	$—	$1,793
Cost of products sold	—	—	1,264	—	1,264
Depreciation and amortization	—	—	113	—	113
Selling, development and administrative expense	—	—	215	—	215

Operating income	—	—	201	—	201
Interest expense, net	(76)	—	(1)	—	(77)
Intercompany interest income (expense)	109	(4)	(105)	—	—
Earnings on Equistar investment	—	—	45	—	45
Equity in earnings of subsidiaries	48	114	—	(162)	—
Other income	—	—	7	—	7
(Provision for) benefit from income taxes	(12)	1	(54)	—	(65)

Net income	$69	$111	$93	$(162)	$111

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002, 2001 and 2000

	Millennium America Inc. (Issuer)	Millennium Chemicals Inc. (Guarantor)	Non-Guarantor Subsidiaries	Eliminations	Millennium Chemicals Inc. and Subsidiaries
2002
Cash flows from operating activities	$18	$(6)	$72	$—	$84
Cash flows from investing activities:
Capital expenditures	—	—	(71)	—	(71)
Proceeds from sales of property, plant & equipment	—	—	1	—	1

Cash used in investing activities	—	—	(70)	—	(70)
Cash flows from financing activities:
Dividends to shareholders	—	(35)	—	—	(35)
Proceeds from long-term debt	290	—	12	—	302
Repayment of long-term debt	(264)	—	(8)	—	(272)
Intercompany	(43)	41	2	—	—
Increase in notes payable	—	—	3	—	3

Cash (used in) provided by financing activities	(17)	6	9	—	(2)

Effect of exchange rate changes on cash	—	—	(1)	—	(1)

Increase in cash and cash equivalents	1	—	10	—	11
Cash and cash equivalents at beginning of year	5	—	109	—	114

Cash and cash equivalents at end of year	$6	$—	$119	$—	$125

2001
Cash flows from operating activities	$7	$(5)	$110	$—	$112
Cash flows from investing activities:
Capital expenditures	—	—	(97)	—	(97)
Proceeds from sales of property, plant & equipment	—	—	19	—	19

Cash used in investing activities	—	—	(78)	—	(78)
Cash flows from financing activities:
Dividends to shareholders	—	(35)	—	—	(35)
Proceeds from long-term debt	741	—	42	—	783
Repayment of long-term debt	(675)	—	(61)	—	(736)
Intercompany	(51)	40	11	—	—
Decrease in notes payable	(17)	—	(17)	—	(34)

Cash (used in) provided by financing activities	(2)	5	(25)	—	(22)

Effect of exchange rate changes on cash	—	—	(5)	—	(5)

Increase in cash and cash equivalents	5	—	2	—	7
Cash and cash equivalents at beginning of year	—	—	107	—	107

Cash and cash equivalents at end of year	$5	$—	$109	$—	$114

MILLENNIUM CHEMICALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except share data)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS – Continued

For the Years Ended December 31, 2002, 2001 and 2000

	Millennium America Inc. (Issuer)	Millennium Chemicals Inc. (Guarantor)	Non-Guarantor Subsidiaries	Eliminations	Millennium Chemicals Inc. and Subsidiaries
2000
Cash flows from operating activities	$21	$(3)	$2	$—	$20
Cash flows from investing activities:
Capital expenditures	—	—	(110)	—	(110)
Distributions from Equistar	—	—	83	—	83
Proceeds from sales of property, plant & equipment	—	—	4	—	4

Cash used in investing activities	—	—	(23)	—	(23)
Cash flows from financing activities:
Dividends to shareholders	—	(35)	—	—	(35)
Repurchase of common stock	—	—	(65)	—	(65)
Proceeds from long-term debt	275	—	36	—	311
Repayment of long-term debt	(165)	—	(22)	—	(187)
Intercompany	(114)	38	76	—	—
Decrease in notes payable	(17)	—	—	—	(17)

Cash (used in) provided by financing activities	(21)	3	25	—	7

Effect of exchange rate changes on cash	—	—	(7)	—	(7)

Decrease in cash and cash equivalents	—	—	(3)	—	(3)
Cash and cash equivalents at beginning of year	—	—	110	—	110

Cash and cash equivalents at end of year	$—	$—	$107	$—	$107

PROSPECTUS

Equistar Chemicals, LP

Equistar Funding Corporation

$250,000,000

Offer to Exchange

REGISTERED

10 5/8% Senior Notes Due 2011

for

ALL OUTSTANDING UNREGISTERED

10 5/8% Senior Notes Due 2011